  As filed with the Securities and Exchange Commission on July 30, 1996


                                                   Registration No.333-5079
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                      Pre-Effective Amendment No. One to
                                   FORM S-4
            Registration Statement Under the Securities Act of 1933

                        ROOSEVELT FINANCIAL GROUP, INC.
            (Exact name of registrant as specified in its charter)

             DELAWARE                            6120                             43-1498200
  (State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. Employer Identification
          incorporation)                Classification Number)                       No.)

                                                                            GARY W. DOUGLASS
                                                                    ROOSEVELT FINANCIAL GROUP, INC.
            900 ROOSEVELT PARKWAY                                        900 ROOSEVELT PARKWAY
        CHESTERFIELD, MISSOURI  63017                                CHESTERFIELD, MISSOURI  63017
                (314) 532-6200                                               (314) 532-6200
  (Address, including ZIP code, and telephone                      (Name, address, including ZIP code,
  number, including area code, of registrant's                     and telephone number, including area
         principal executive offices)                                    code, of agent for service)

                                  COPIES TO:

   CHRISTOPHER R. KELLY, P.C.              K. SCOTT FIFE, ESQ.
   CRAIG M. SCHEER, ESQ.                   HOUSLEY KANTARIAN & BRONSTEIN, P.C.
   SILVER, FREEDMAN & TAFF, L.L.P.         1220 19TH STREET, N.W.
   1100 NEW YORK AVENUE, N.W.              SUITE 700
   WASHINGTON, D.C. 20005                  WASHINGTON, D.C. 20036

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If the securities being registered on this Form are being offered in connection with formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                              __________________


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


                        Calculation of Registration Fee

==================================================================================================================
                                                      Proposed maximum     Proposed maximum           Amount
     Title of each class of           Amount to        offering price     aggregate offering            of
  securities to be registered       be registered        per share              price            registration fee
- ------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value      525,262 shares(1)         N/A            $7,211,938 (2)            $2,487(2)
==================================================================================================================

(1) Represents the estimated maximum number of shares of common stock, par value $.01 per share, of Roosevelt Financial Group, Inc. ("Roosevelt"), expected to be issued in exchange for up to 333,500 shares of common stock, par value $.01 per share, of Mutual Bancompany, Inc. ("Mutual"), upon consummation of the merger of Mutual with and into Roosevelt, described herein.
(2) Estimated solely for the purpose of calculating the registration fee. The registration fee has been computed pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on the average of the bid and ask price ($21.625) of shares of Mutual Common Stock on May 30, 1996.

(3) The registration fee was paid with the initial filing of the Registration Statement.
================================================================================

                        ROOSEVELT FINANCIAL GROUP, INC.
                       Cross Reference Sheet Pursuant to
                         Item 501(b) of Regulation S-K
     (Showing the location in the Proxy Statement/Prospectus of responses to the Items of Part I of Form S-4)

Item                        Caption                         Location or Heading in Proxy
- ----                        -------                         ----------------------------
                                                            Statement/Prospectus
                                                            --------------------
  1.  Forepart of Registration Statement and Outside        Outside Front Cover Page
      Front Cover Page of Prospectus

  2.  Inside Front and Outside Back Cover Pages of          Inside Front Cover Page; Available Information;
      Prospectus                                            Incorporation of Certain Documents by
                                                            Reference; Table of Contents

  3.  Risk Factors, Ratio of Earnings to Fixed Charges      Summary; Comparative Stock Prices and
      and Other Information                                 Dividend Information; Selected Consolidated
                                                            Financial and Other Data of Roosevelt Financial
                                                            Group, Inc.; Selected Consolidated Financial and
                                                            Other Data of Mutual Bancompany, Inc.; Comparative
                                                            Unaudited Per Share Data; Roosevelt Financial Group,
                                                            Inc. and Roosevelt Bank; Mutual Bancompany, Inc. and
                                                            Mutual Savings Bank, f.s.b.; The Special Meeting; The
                                                            Merger

  4.  Terms of the Transaction                              Summary; The Merger; Comparison of Rights of
                                                            Stockholders of Roosevelt Financial Group, Inc.
                                                            and Mutual Bancompany, Inc.

  5.  Pro Forma Financial Information                       Not Applicable

  6.  Material Contracts with the Company Being             Summary; The Merger
      Acquired

  7.  Additional Information Required for Reoffering by     Not Applicable
      Persons and Parties Deemed to be Underwriters

  8.  Interests of Named Experts and Counsel                Not Applicable

  9.  Disclosure of Commission Position on                  Not Applicable
      Indemnification for Securities Act Liabilities

 10.  Information with Respect to S-3 Registrants           Incorporation of Certain Documents by
                                                            Reference; Summary; Comparative Stock Prices
                                                            and Dividend Information; Roosevelt Financial
                                                            Group, Inc. and Roosevelt Bank

 11.  Incorporation of Certain Information by Reference     Incorporation of Certain Documents by
                                                            Reference

 12.  Information with Respect to S-2 or S-3 Registrants    Not Applicable

 13.  Incorporation of Certain Information by Reference     Not Applicable

 14.  Information with Respect to Registrants Other Than    Not Applicable
      S-3 or S-2 Registrants

 15.  Information with Respect to S-3 Companies             Not Applicable

 16.  Information with Respect to S-2 or S-3 Companies      Not Applicable

 17.  Information with Respect to Companies Other Than      Introduction; Summary; Comparative Stock
      S-3 or S-2 Companies                                  Prices and Dividend Information; The Merger;
                                                            Selected Consolidated and Other Financial Data
                                                            of Mutual Bancompany, Inc.; Business of Mutual
                                                            Bancompany, Inc.; Properties of Mutual
                                                            Bancompany, Inc.; Legal Proceedings Involving
                                                            Mutual Bancompany, Inc.; Management's
                                                            Discussion and Analysis of Financial Condition
                                                            and Results of Operations of Mutual
                                                            Bancompany, Inc.; Regulation of Mutual
                                                            Bancompany, Inc. and Mutual Savings Bank,
                                                            f.s.b.; Financial Statements of Mutual
                                                            Bancompany, Inc.

Item                        Caption                         Location or Heading in Proxy
- ----                        -------                         ----------------------------
                                                            Statement/Prospectus
                                                            --------------------
 18.  Information if Proxies, Consents or Authorizations    Introduction; Incorporation of Certain
      are to be Solicited                                   Documents by Reference; Summary; The Special
                                                            Meeting; The Merger; Stockholder Proposals

 19.  Information if Proxies, Consents or Authorizations    Not Applicable
      are not to be Solicited or in an Exchange Offer

                        [MUTUAL BANCOMPANY LETTERHEAD]



                               August ___, 1996



Dear Stockholder:

     We invite you to attend a special meeting of stockholders of Mutual Bancompany to be held at the office of Mutual Savings Bank, 101 West McCarty Street, Jefferson City, Missouri, on Wednesday, September 25, 1996 at 10:00 a.m.

     As described in the accompanying Notice of Special Meeting and Proxy Statement/Prospectus, at the special meeting you will have the opportunity to consider and vote upon the merger agreement between Roosevelt Financial Group, Inc., Roosevelt Bank, Mutual Bancompany and Mutual Savings Bank and the transactions contemplated thereby. Upon the merger, each share of common stock of Mutual generally will be converted into the right to receive $23 in value of the common stock of Roosevelt, based on the weighted average sale price of all Roosevelt common stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the closing date of the merger. Consummation of the merger is conditioned upon, among other things, the approval of the merger agreement and the merger at the special meeting.

     The consideration to be received by Mutual's stockholders pursuant to the merger agreement was negotiated by your Board of Directors in light of various factors, including Mutual's recent operating results, current financial condition and perceived future prospects. Robert W. Baird & Co., Mutual's financial advisor, has advised your Board of Directors that in its opinion the consideration to be received by Mutual's stockholders in the merger is fair to them from a financial point of view. Your Board of Directors has approved the merger agreement and believes that the merger is in the best interest of Mutual and its stockholders. Accordingly, your Board of Directors unanimously recommends that you VOTE FOR APPROVAL of the merger agreement and the transactions contemplated thereby.

  You are urged to read the accompanying Proxy Statement/Prospectus, which provides detailed information concerning the merger agreement, the merger and related matters.

     ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE SPECIAL MEETING. Your vote is important, regardless of the number of shares you own. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the Special Meeting.

                                        Sincerely,


                                        [SIGNATURE]

                                        Donald L. Connor
                                        President

            PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME

                        [MUTUAL BANCOMPANY LETTERHEAD]



                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                              September 25, 1996



     Notice is hereby given that a special meeting of stockholders (the "Special Meeting") of Mutual Bancompany, Inc. ("Mutual") is scheduled to be held at the office of Mutual Savings Bank, 101 West McCarty Street, Jefferson City, Missouri, on Wednesday, September 25, 1996 at 10:00 a.m. A Proxy Card and a Proxy Statement/Prospectus accompany this Notice.

     The Special Meeting is for the purpose of considering and acting upon:

     1. The approval of the Agreement and Plan of Merger and Reorganization dated April 9, 1996 between Roosevelt Financial Group, Inc., Roosevelt Bank, Mutual and Mutual Savings Bank, f.s.b. (including the exhibits and schedules thereto, the "Merger Agreement"), and the transactions contemplated thereby (collectively, the "Merger");

     2. Such other matters as may properly come before the Special Meeting or any adjournments thereof.

     The Board of Directors is not aware of any other business to come before the Special Meeting.

     Any action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned. Stockholders of record at the close of business on August 5, 1996 are the stockholders entitled to vote at the Special Meeting and any adjournments thereof.

     Stockholders of Mutual may be entitled to assert dissenters' rights with respect to the Merger under Section 351.455 of Chapter 351 of Title XXIII of the Revised Statutes of Missouri, a copy of which is attached as Appendix III to the accompanying Proxy Statement/Prospectus.

     Please complete and sign the accompanying Proxy Card, which is solicited by the Board of Directors, and mail it promptly in the accompanying envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

                                   BY ORDER OF THE BOARD OF DIRECTORS


                                   [SIGNATURE]

                                   Marcrissie T. Henley
                                   Secretary

Jefferson City, Missouri

August __, 1996

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE MUTUAL BANCOMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE ACCOMPANIES THESE MATERIALS FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

            PLEASE DO NOT SEND YOUR STOCK CERTIFICATES AT THIS TIME

                                PROXY STATEMENT
                                      OF
                            MUTUAL BANCOMPANY, INC.
                    FOR THE SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON SEPTEMBER ___, 1996

                          --------------------------

                                  PROSPECTUS
                                      OF
                        ROOSEVELT FINANCIAL GROUP, INC.
                     UP TO 525,262 SHARES OF COMMON STOCK,
                           PAR VALUE $.01 PER SHARE

                          --------------------------


     This Proxy Statement/Prospectus relates to the proposed merger of Mutual Bancompany, Inc., a Missouri corporation ("Mutual"), with Roosevelt Financial Group, Inc., a Delaware corporation ("Roosevelt"), and the merger of Mutual's principal subsidiary, Mutual Savings Bank, f.s.b. ("Mutual Bank"), with Roosevelt's principal subsidiary, Roosevelt Bank (collectively, the "Merger"), as contemplated by the Agreement and Plan of Merger and Reorganization, dated as of April 9, 1996 (the "Merger Agreement ", by and among Roosevelt, Roosevelt Bank, Mutual and Mutual Bank. The Merger Agreement is included as Appendix I hereto and incorporated by reference herein.

     This Proxy Statement/Prospectus is being furnished to the holders of shares of common stock, par value $.01 per share, of Mutual ("Mutual Common Stock") in connection with the solicitation of proxies by the Board of Directors of Mutual (the "Mutual Board") for use at a Special Meeting of Stockholders (the "Special Meeting"), scheduled to be held at the office of Mutual Bank located at 101 West McCarty Street, Jefferson City, Missouri, on Wednesday, September 25, 1996, at 10:00a.m., local time, and at any and all adjournments and postponements thereof.

     At the Special Meeting, the holders of Mutual Common Stock will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby.

     Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Mutual Common Stock issued and outstanding immediately prior to the Merger (other than shares held by holders who perfect dissenters' rights and other excluded shares) will be converted into the right to receive a number of shares (the "Exchange Ratio") of the common stock, par value $.01 per share, of Roosevelt ("Roosevelt Common Stock") equal to the quotient of (A) $23.00 divided by (B) the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing Date (as defined herein) of the Merger, with cash paid in lieu of fractional share interests. If the Closing Date had been May 16, 1996, each shareholder of Mutual would have been entitled to receive 1.2399 shares of Roosevelt Common Stock for each share of Mutual Common Stock held. The last reported sale price for Mutual Common Stock as of that date as reported on the Nasdaq Small Cap System was $21.375 per share. As of April 8, 1996, the last trading day preceding public announcement of the proposed Merger, the last reported sale prices for Roosevelt Common Stock and Mutual Common Stock were $18.125 and $16.75, respectively. Mutual's financial advisor, Robert W. Baird & Co. Incorporated ("Baird"), has rendered an opinion to the effect that as of April 9, 1996, the Exchange Ratio is fair from a financial point of view to the stockholders of Mutual. The Merger is subject to certain conditions, including the approval of the stockholders of Mutual. In addition, the Merger Agreement may be terminated by either party prior to the Effective Time (as defined herein) if certain events occur. For additional information regarding the Merger Agreement and the terms of the Merger, see "The Merger."

     This Proxy Statement/Prospectus also constitutes a prospectus of Roosevelt, filed as part of the Registration Statement (defined below) with respect to the shares of Roosevelt Common Stock to be issued upon consummation of the Merger pursuant to the terms of the Merger Agreement.

     This Proxy Statement/Prospectus, and the accompanying notice and form of proxy, are first being mailed to stockholders of Mutual on or about August __, 1996.
                          __________________________

     THE SHARES OF ROOSEVELT COMMON STOCK OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AGENCY, AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF ROOSEVELT COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                          __________________________

          The date of this Proxy Statement/Prospectus is August __, 1996

                             AVAILABLE INFORMATION

     Roosevelt and Mutual are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by Roosevelt and Mutual can be obtained, upon payment of prescribed fees, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such information can be inspected and copied at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048.

     Roosevelt has filed with the SEC a registration statement on Form S-4 (together with all amendments, schedules, and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Roosevelt Common Stock to be issued pursuant to and as contemplated by the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. The Registration Statement is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (EXCLUDING EXHIBITS NOT SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED BY OR ON BEHALF OF ROOSEVELT, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON TO GARY W. DOUGLASS, ROOSEVELT FINANCIAL GROUP, INC., 900 ROOSEVELT PARKWAY, CHESTERFIELD, MISSOURI 63017, TELEPHONE 314-532-6200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 18, 1996. PERSONS REQUESTING COPIES OF EXHIBITS TO DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS MAY BE CHARGED THE COST OF REPRODUCTION AND MAILING.

     The following documents previously filed with the SEC by Roosevelt (File No. 0-17403) are hereby incorporated by reference in this Proxy
Statement/Prospectus:

     1. The Annual Report on Form 10-K of Roosevelt for the fiscal year ended December 31, 1995 (the "Roosevelt 1995 10-K").

     2. The Quarterly Report on Form 10-Q of Roosevelt for the quarter ended March 31, 1996.

     3. The description of the Roosevelt Common Stock contained in Roosevelt's Registration Statement on Form S-4 dated March 30, 1994, as amended.

     All documents filed by Roosevelt with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                          __________________________

     All information contained in this Proxy Statement/Prospectus with respect to Roosevelt and its subsidiaries has been supplied by Roosevelt, all information with respect to Mutual and its subsidiaries has been supplied by Mutual, and all information with respect to Baird and its analyses and opinion has been supplied by Baird.

     No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

                          __________________________

                               TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
INTRODUCTION..........................................................................    i
AVAILABLE INFORMATION.................................................................  iii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................  iii
TABLE OF CONTENTS.....................................................................    v
SUMMARY
   The Parties to the Merger..........................................................    1
     Roosevelt Financial Group, Inc. and Roosevelt Bank...............................    1
     Mutual Bancompany, Inc. and Mutual Savings Bank, f.s.b...........................    1
   The Special Meeting................................................................    2
   The Merger.........................................................................    2
     General..........................................................................    2
     Reasons for the Merger; Recommendation of the Board of Directors.................    2
     Merger Consideration.............................................................    3
     Opinion of Financial Advisor.....................................................    3
     Effective Time and Closing Date..................................................    3
     Appraisal Rights.................................................................    4
     Interests of Certain Persons in the Merger.......................................    4
     Conditions to the Merger.........................................................    4
     Regulatory Approvals.............................................................    4
     Waiver and Amendment; Termination................................................    5
     Conduct of Business Pending the Merger...........................................    5
     Expenses; Termination Fee........................................................    5
     Accounting Treatment.............................................................    6
     Certain Federal Income Tax Consequences of the Merger............................    6
     Effects of the Merger on Rights of Stockholders..................................    6
     Nasdaq Listing...................................................................    6
   Management After the Merger........................................................    6
COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION.....................................    7
RECENT DEVELOPMENTS...................................................................    9
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF ROOSEVELT
 FINANCIAL GROUP, INC.................................................................   10
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF MUTUAL
 BANCOMPANY, INC......................................................................   12
COMPARATIVE UNAUDITED PER SHARE DATA..................................................   14
ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT BANK....................................   15
   Roosevelt Financial Group, Inc.....................................................   15
   Bank Holding Company Regulation....................................................   16
   Roosevelt Bank.....................................................................   18
MUTUAL BANCOMPANY, INC. AND MUTUAL SAVINGS BANK, F.S.B................................   18
   Mutual Bancompany, Inc.............................................................   18
   Mutual Savings Bank, f.s.b.........................................................   18
THE SPECIAL MEETING...................................................................   19
   General............................................................................   19
   Voting and Revocability of Proxies.................................................   19
   Voting Securities and Security Ownership...........................................   20
   Other Matters......................................................................   21
   Miscellaneous......................................................................   21
THE MERGER............................................................................   21
   General............................................................................   21
   Background of the Merger...........................................................   22
   Reasons for the Merger; Recommendation of the Board of Directors...................   23
   Merger Consideration...............................................................   24
   Opinion of Financial Advisor.......................................................   24
   Effective Time and Closing Date....................................................   27

   Appraisal Rights...................................................................   27
   Fractional Shares..................................................................   27
   Exchange of Certificates...........................................................   28
   Interests of Certain Persons in the Merger.........................................   28
   Representations and Warranties.....................................................   30
   Conditions to the Merger...........................................................   30
   Regulatory Approvals...............................................................   31
   Waiver and Amendment; Termination..................................................   31
   Conduct of Business Pending the Merger.............................................   32
   Expenses; Termination Fee..........................................................   33
   Accounting Treatment...............................................................   33
   The Bank Merger Agreement..........................................................   33
   Resales of Roosevelt Common Stock by Affiliates....................................   33
   Certain Federal Income Tax Consequences of the Merger..............................   34
   Nasdaq Listing.....................................................................   35
MANAGEMENT AFTER THE MERGER...........................................................   35
BUSINESS OF MUTUAL BANCOMPANY, INC....................................................   35
   General............................................................................   35
   Lending Activities.................................................................   36
   Asset Quality......................................................................   43
   Investment Activities..............................................................   47
   Sources of Funds...................................................................   49
   Subsidiaries.......................................................................   52
   Competition........................................................................   52
   Employees..........................................................................   52
PROPERTIES OF MUTUAL BANCOMPANY, INC..................................................   52
LEGAL PROCEEDINGS INVOLVING MUTUAL BANCOMPANY, INC....................................   53
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS OF MUTUAL BANCOMPANY, INC......................................   53
   Introduction.......................................................................   53
   Financial Condition................................................................   53
   Results of Operations..............................................................   55
   Comparison of Operating Results for the Nine Months Ended March 31, 1995 and 1996..   56
   Comparison of Operating Results for Years Ended June 30, 1994 and 1995.............   58
   Comparison of Operating Results for Years Ended June 30, 1993 and 1994.............   59
   Average Balances, Interest Rates and Yields........................................   62
   Rate/Volume Analysis of Net Interest Income........................................   63
   Asset/Liability Management.........................................................   64
   Asset Quality......................................................................   65
   Liquidity and Capital Resources....................................................   66
   Potential Impact of Inflation and Changing Prices..................................   67
   Regulatory Developments............................................................   67
   Impact of New Accounting Standards and Changes in Federal Tax Law..................   68
REGULATION OF MUTUAL BANCOMPANY, INC. AND MUTUAL SAVINGS BANK, F.S.B..................   69
   General............................................................................   69
   Federal Regulation of Savings Associations.........................................   69
   Insurance of Accounts and Regulation by the FDIC...................................   70
   Regulatory Capital Requirements....................................................   71
   Limitations on Dividends and Other Capital Distributions...........................   73
   Liquidity..........................................................................   74
   Accounting.........................................................................   74
   Qualified Thrift Lender Test.......................................................   74
   Community Reinvestment Act.........................................................   75
   Transactions with Affiliates.......................................................   75
   Federal Reserve System.............................................................   75
   Federal Home Loan Bank System......................................................   75
   Holding Company Regulation.........................................................   76
   Federal Securities Laws............................................................   76

COMPARISON OF RIGHTS OF STOCKHOLDERS OF ROOSEVELT
 FINANCIAL GROUP, INC. AND MUTUAL BANCOMPANY, INC....................   77
   Introduction......................................................   77
   Issuance of Capital Stock.........................................   77
   Payment of Dividends..............................................   77
   Shareholder Action by Unanimous Consent...........................   77
   Advance Notice Requirements for Nominations of Directors and
    Proposals for New Business at Annual Meetings of Stockholders....   77
   Removal of Directors..............................................   78
   Limitations on Voting or Acquisition of Capital Stock.............   78
   Approval of Mergers, Consolidations, Etc..........................   79
   Amendment of Articles or Certificate of Incorporation and Bylaws..   80
LEGAL MATTERS........................................................   80
EXPERTS..............................................................   80
STOCKHOLDER PROPOSALS................................................   81
INDEPENDENT ACCOUNTANTS..............................................   81
OTHER MATTERS........................................................   81
FINANCIAL STATEMENTS OF MUTUAL BANCOMPANY, INC.......................  F-1
APPENDICES

     I. Agreement and Plan of Merger and Reorganization (omitting schedules and exhibits)
     II.  Fairness Opinion of Robert W. Baird & Co. Incorporated
     III. Text of Section 351.455 of the General and Business Corporation Law of Missouri

- --------------------------------------------------------------------------------

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be a complete description of all material facts regarding Roosevelt, Mutual and the matters to be considered at the Special Meeting and is qualified in its entirety by, and reference is made to, the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the accompanying Appendices and the documents referred to and incorporated by reference herein.

                           THE PARTIES TO THE MERGER

ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT BANK

     Roosevelt, a Delaware corporation, is the holding company for Roosevelt Bank, a federally chartered savings bank headquartered in Chesterfield, Missouri. As of March 31, 1996, Roosevelt had total consolidated assets of $9.1 billion, deposits of $4.9 billion and stockholders' equity of $509 million. Roosevelt's business has consisted primarily of the business of Roosevelt Bank and its subsidiaries. The executive offices of Roosevelt and Roosevelt Bank are located at 900 Roosevelt Parkway, Chesterfield, Missouri 63017, and the telephone number at that address is (314) 532-6200.

     Roosevelt Bank is a federally chartered savings bank with $9.1 billion in consolidated total assets at March 31, 1996, making it the largest Missouri-based thrift institution. Roosevelt Bank has 79 full-service offices including 38 offices serving the St. Louis metropolitan area and nine offices serving the Kansas City metropolitan area.

     Roosevelt's business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to acquire real estate and consumer loans and mortgage-backed securities, to perform loan servicing functions for others, and to provide other retail banking and financial services to consumers. The principal elements of Roosevelt's business plan are (i) the origination of a higher percentage of its assets; (ii) the diversification of its balance sheet away from only mortgage and real estate related assets; (iii) the expansion of its retail deposit base with a simultaneous shift within that deposit base toward checking and transaction accounts; and (iv) growth in fee income by providing other services such as insurance, brokerage and mortgage loan servicing for other investors.

     Since 1990, Roosevelt has pursued a program of acquiring other in-market and adjacent-market thrift institutions, and in April 1996 Roosevelt entered into agreements to acquire two additional Missouri-based financial institution holding companies and their subsidiary institutions. Following the acquisition of one such institution, Missouri State Bank and Trust Company ("Missouri State Bank"), Roosevelt, which is currently regulated as a savings and loan holding company under the Home Owners' Loan Act of 1933 (the "HOLA"), will also be regulated as a bank holding company under the Bank Holding Company Act of 1956 (the "BHCA"). The permissible activities of a bank holding company are more restrictive than those afforded to a savings and loan holding company. See "Roosevelt Financial Group, Inc. and Roosevelt Bank -- Bank Holding Company Regulation."

     For additional information concerning Roosevelt and Roosevelt Bank, see "Roosevelt Financial Group, Inc. and Roosevelt Bank" and "Incorporation of Certain Documents by Reference."

MUTUAL BANCOMPANY, INC. AND MUTUAL SAVINGS BANK, F.S.B.

     Mutual is a Missouri corporation that is the holding company for Mutual Bank. Mutual has not engaged in any significant business other than as the holding company for Mutual Bank. At March 31, 1996, Mutual had total consolidated assets of $53.3 million, deposits of $45.8 million and stockholders' equity of $6.2 million. The executive offices of Mutual and Mutual Bank are located at 101 West McCarty Street, Jefferson City, Missouri 65101, and the telephone number at that address is (573) 634-2150.


                                       1
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


     Mutual Bank was founded in 1906 and currently operates as a federally chartered savings institution with one office in Jefferson City, Missouri. Mutual Bank is primarily engaged in the business of accepting deposits from the general public and originating and purchasing loans secured by one- to four-family residential properties located in Mutual Bank's market area. To a lesser extent, Mutual Bank also originates consumer loans. In addition, Mutual Bank holds investment securities, mortgage-backed securities, deposits and other interest-earning assets.

     For additional information regarding Mutual and Mutual Bank, see "Mutual Bancompany, Inc. and Mutual Savings Bank, f.s.b."

                              THE SPECIAL MEETING


     The Special Meeting will be held on Wednesday, September 25, 1996 at
10:00 a.m. at the office of Mutual Bank, 101 West McCarty Street, Jefferson City, Missouri. At the Special Meeting, holders of record of Mutual Common Stock as of the voting record date, August 5, 1996, will consider and vote upon the approval of the Merger Agreement and the Merger. In addition, stockholders of Mutual may consider and vote upon the approval of the adjournment of the Special Meeting, in the event there are not sufficient shares present in person or by proxy at the Special Meeting to approve the Merger Agreement and the Merger, and such other matters as may properly come before the Special Meeting or any adjournments thereof. Stockholders of record at the close of business on July ___, 1996 will be entitled to one vote for each share then so held.

     The presence, in person or by proxy, of a majority of the total number of outstanding shares of Mutual Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Proxies will be voted in accordance with the directions given therein. Where no instructions are indicated, proxies will be voted for the Merger Agreement and the Merger. The proxy confers discretionary authority on the persons named therein to vote with respect to matters incident to the conduct of the Special Meeting. If any other business is presented at the Special Meeting, proxies will be voted by those named therein in accordance with the determination of a majority of the Mutual Board. However, proxies instructed to vote against the proposal to approve the Merger Agreement and the Merger will not be voted for a proposal to approve adjournment of the Special Meeting in the event that there are not sufficient shares present in person or by proxy at the Special Meeting to approve the Merger.


     Approval of the Merger Agreement at the Special Meeting will require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Mutual Common Stock entitled to vote at the Special Meeting. As a result, abstentions and broker non-votes will have the same effect as votes against the Merger Agreement.

     As of the voting record date, the directors and executive officers of Mutual and their affiliates beneficially owned in the aggregate ________ shares, or ______% of the then outstanding shares of Mutual Common Stock entitled to vote at the Special Meeting. Each director of Mutual has entered into a voting agreement whereby each such director has agreed to vote all shares of Mutual Common Stock owned by him (_______ shares in the aggregate for all directors) for approval of the Merger Agreement. As of the voting record date, the directors and executive officers of Roosevelt and their affiliates beneficially owned in the aggregate _____ shares of Mutual Common Stock. For additional information, see "The Special Meeting."

                                   THE MERGER

     The following summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated by reference herein.

GENERAL

     The stockholders of Mutual are being asked to consider and vote upon a proposal to approve the Merger Agreement, pursuant to which Mutual will be merged with Roosevelt, with Roosevelt as the surviving entity, and Mutual Bank will be merged with Roosevelt Bank. The name of the surviving entities following consummation of the Merger will be "Roosevelt Financial Group, Inc." and "Roosevelt Bank," respectively. See "The Merger--General."

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Mutual Board considered the Merger and the terms of the Merger Agreement, including the consideration to be received by Mutual's stockholders in the Merger, in light of economic, financial, legal and market factors and concluded that the Merger is in the best interests of Mutual. The terms of the Merger Agreement are the result of arms' length negotiations between Mutual and Roosevelt, as well as consultations between Mutual and its financial advisor, Baird, and special legal counsel. Among the factors considered by the Mutual Board were the historical operating results, current financial condition, business and management and future


                                       2
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


financial and other prospects of Mutual and Roosevelt and the advice of Baird as to the fairness to Mutual's stockholders, from a financial point of view, of the consideration to be received by them in the Merger. Also considered were the relative size and geographic market areas of Mutual and Roosevelt. The Mutual Board believes that the Merger will afford Mutual's stockholders the benefit of Roosevelt's larger market capitalization and the more liquid market for Roosevelt Common Stock and will offer enhanced opportunities for Mutual Bank to meet the needs of banking customers and other members of the Jefferson City area communities served by Mutual Bank. The Mutual Board believes that Mutual Bank will be in an enhanced competitive position with respect to other financial institutions in its market area after the Merger.

     The Mutual Board unanimously recommends that the holders of Mutual Common Stock vote FOR approval of the Merger Agreement and the Merger.

MERGER CONSIDERATION

     Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Mutual Common Stock issued and outstanding immediately prior to the Merger (other than shares held by holders who perfect dissenters' rights and other excluded shares) will be converted into the right to receive a number (the "Exchange Ratio") of shares of Roosevelt Common Stock equal to the quotient of (A) $23.00 divided by (B) the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing Date (as defined herein). See "The Merger--Merger Consideration." Each share of Roosevelt Common Stock issued and outstanding at the Effective Time (as defined herein) will remain outstanding and unchanged as a result of the Merger.

     If the Closing Date had been May 16, 1996, each shareholder of Mutual would have been entitled to receive 1.2399 shares of Roosevelt Common Stock for each share of Mutual Common Stock held. The last reported sale price for Mutual Common Stock as of that date as reported on the Nasdaq Small Cap System was $21.375 per share. The number of shares of Roosevelt Common Stock to be received in the Merger, however, is subject to fluctuation. Fluctuations in the market price of Roosevelt Common Stock would result in an increase or decrease in the number of shares of Roosevelt Common Stock to be received by Mutual stockholders in the Merger. An increase in the market value of Roosevelt Common Stock would decrease the number of shares to be received by Mutual stockholders in the Merger. A decrease in the market value of Roosevelt Common Stock would have the opposite effect. See "The Merger--Merger Consideration."

OPINION OF FINANCIAL ADVISOR

     Mutual has retained Baird as its financial advisor in connection with the Merger and requested that Baird render its opinion with respect to the fairness to Mutual stockholders of the consideration to be received by them in the Merger. Baird has rendered its written opinion to the Mutual Board to the effect that as of April 9, 1996, the consideration to be received by Mutual's stockholders in the Merger was fair, from a financial point of view, to such holders. The fairness opinion sets forth a description of assumptions made and matters considered by Baird, and contains certain limitations and qualifications. A copy of the fairness opinion is attached as hereto as Appendix II, and the description set forth herein is qualified in its entirety by reference to such opinion.

     For additional information, see "The Merger--Opinion of Financial Advisor," and the fairness opinion attached hereto as Appendix II.

EFFECTIVE TIME AND CLOSING DATE

     The Company Merger will become effective at the time and on the date of the filing of a certificate of merger with the Secretary of State of Delaware and articles of merger with the Secretary of State of Missouri and upon the issuance of a certificate of merger by the Secretary of State of Missouri (the "Effective Time"). The Bank Merger will become effective upon the endorsement of articles of combination for such merger by the Secretary of the Office of Thrift Supervision (the "OTS"). The consummation of the Merger will occur only after the approval of the Merger Agreement by the requisite vote of Mutual's stockholders and the satisfaction or waiver of all other conditions to the Merger. The closing of the Merger will occur on the last business day of the first

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


calendar month following the satisfaction of all conditions to closing, or at another time agreed to by Roosevelt and Mutual (the "Closing Date").

APPRAISAL RIGHTS

     Under Missouri law, holders of Mutual Common Stock may dissent from the Merger, and receive payment of the "fair value" of such stock in cash if the Merger is consummated, by following certain procedures set forth in Section
351.455 of The General and Business Corporation Law of Missouri (the "Missouri Act"), the text of which is attached hereto as Appendix III. Failure to follow such procedures may result in a loss of dissenters' rights. A failure to vote against the Merger Agreement and the Merger will not constitute a waiver of a shareholder's dissenter's rights. However, a vote for the Merger Agreement and the Merger will constitute such a waiver. A Mutual shareholder who returns an executed proxy card without any voting instructions specified with respect to the Merger Agreement proposal will be deemed to have voted in favor of the Merger Agreement and the Merger, thereby waiving his or her dissenter's rights. See "The Merger--Appraisal Rights" and Appendix III to this Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain directors, officers and employees of Mutual may be deemed to have certain interests in the Merger in addition to their interests generally as stockholders of Mutual. Roosevelt has agreed to indemnify the present and former directors, officers and employees of Mutual and its subsidiaries against liability arising out of actions or omissions occurring at or prior to the time of the Merger and to use its reasonable best efforts to cause the persons serving as officers and directors of Mutual Bank immediately prior to the Merger to be covered for a period of three years from the time of the Merger under the directors' and officers' liability insurance policy maintained by Mutual Bank with respect to acts or omissions occurring prior to the Merger, subject to certain limitations. Mutual's directors and directors emeriti are expected to serve as advisory directors of Roosevelt Bank, for which services such persons will receive a fee of $1000 per month. Employees of Mutual Bank who are not retained by Roosevelt Bank would be entitled to receive a severance payment based on their years of service, except the severance payment for executive officers (specifically, Donald L. Conner, Frank M. Vernon and Dale L. Smith) of Mutual would instead be twice the amount of their current annual base salary at the rate in effect as of April 9, 1996. It is estimated that the severance payments for Messrs. Conner, Vernon and Smith would be $127,272, $90,264 and $84,816, respectively. Following the Merger, the trustees of the Mutual Bancompany, Inc. Employee Stock Ownership Plan (the "Mutual ESOP") will liquidate the amount of unallocated Roosevelt Common Stock necessary to retire the outstanding ESOP debt and distribute the remaining Roosevelt Common Stock to the Mutual ESOP participants in proportion to their account balances at the time of the Merger, subject to the limitations of Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"). Based on the last reported sale price for Roosevelt Common Stock on the Nasdaq National Market on May 16, 1996 of $18.125 per share, and based on the projected Mutual ESOP loan balance at September 30, 1996 and Mutual ESOP share allocation as of June 30, 1996, it was estimated that the value of this additional Mutual ESOP allocation for Messrs. Conner, Vernon, and Smith would have been approximately $57,766, $40,402 and $37,920, respectively. See "The Merger--Interests of Certain Persons."

CONDITIONS TO THE MERGER

     The respective obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain conditions specified in the Merger Agreement, including, among other things, the receipt of the requisite regulatory and stockholder approvals, the accuracy of the representations and warranties contained therein, the performance of all obligations imposed thereby, the receipt by Roosevelt and Mutual of an opinion with respect to certain federal income tax consequences of the Merger and certain other conditions. See "The Merger--Conditions to the Merger."

REGULATORY APPROVALS

     The Merger is subject to the approval of the OTS. Roosevelt filed an application for approval of the Merger with the OTS on May 21, 1996, and anticipates obtaining the approval of the OTS in the third quarter of 1996. There can be no assurance as to the receipt or timing of such approval.

     It is a condition to the consummation of the Merger that all requisite regulatory approvals be obtained without the imposition of any condition which differs from conditions customarily imposed by the OTS in orders approving acquisitions of the type contemplated by the Merger Agreement and compliance with which would diminish materially the reasonably anticipated benefits of the Merger to Roosevelt and Roosevelt Bank. There can

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


be no assurance that any such approval will not contain terms, conditions or requirements which cause such approval to fail to satisfy such condition to the consummation of the Merger.

     Under federal law a period of 30 days, subject to reduction to 15 days by the OTS with the concurrence of the United States Department of Justice (the "Department of Justice"), must expire following approval by the OTS within which period the Department of Justice may file objections to the Merger under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger, unless acceptable accommodations are made. While the parties believe that the likelihood of such action by the Department of Justice is unlikely in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding. See "The Merger-- Regulatory Approvals."

WAIVER AND AMENDMENT; TERMINATION

     The board of directors of any party to the Merger Agreement may waive compliance with any term, condition or provision of the Merger Agreement where such party or the stockholders of such party are entitled to the benefits thereof.

     Subject to applicable law, the Merger Agreement may be amended by action of the board of directors of any party to the Merger Agreement at any time before or after approval of the Merger Agreement by the stockholders of Mutual, provided that, among other things, after approval of the Merger Agreement by the stockholders of Mutual, no amendment may change the amount or form of the consideration to be received by Mutual stockholders in the Merger or adversely affect the tax treatment to Mutual Stockholders of the stock portion of the consideration received in the Merger. In addition, Roosevelt may cause an amendment to the Merger Agreement to change the method of effecting the Merger, subject to certain limitations set forth in the Merger Agreement.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval of the matters presented herein by Mutual's stockholders, either by mutual consent of the parties in writing or by either party if (i) the Company Merger is not consummated by February 28, 1997;
(ii) any required regulatory approval is denied; (iii) the required approval of Mutual's stockholders is not obtained (provided, in the case of subparagraphs
(i), (ii) and (iii), that the terminating party is not then in material breach of the Merger Agreement); or (iv) the other party has materially breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and has failed to, or cannot, cure in a timely manner such breach after receiving written notice of such breach. See "The Merger--Waiver and Amendment; Termination." Under the Merger Agreement, Mutual must pay Roosevelt a fee of $500,000 in cash in the event the Merger is not consummated if certain events occur by October 9, 1997. See "The Merger--Expenses; Termination Fee."

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of Roosevelt and Mutual has agreed to conduct its business prior to the Effective Time in the ordinary and usual course consistent with past practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships, and retain the services of its officers and key employees. Mutual also has agreed to certain forbearances with respect to the conduct of its business prior to the Effective Time. See "The Merger--Conduct of Business Pending the Merger."

EXPENSES; TERMINATION FEE

     All expenses incurred in connection with the Merger Agreement and the consummation of the Merger are to be paid by the party incurring such expenses, except that Roosevelt will pay all printing and mailing expenses and filing fees associated with the Registration Statement and this Prospectus/Proxy Statement and all filings with regulatory authorities for approval of the Merger Agreement. In addition, under the Merger Agreement, Mutual must pay Roosevelt a fee of $500,000 in cash in the event the Merger is not consummated if certain events occur by October 9, 1997. See "The Merger--Expenses; Termination Fee."

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


ACCOUNTING TREATMENT

     Roosevelt has not yet decided whether to account for the Merger under the the purchase method or the pooling of interests method. The decision will be based on whether Roosevelt decides to issue shares in connection with the Merger from authorized, but unissued shares, or to acquire shares in the open market for issuance in connection with the Merger. If shares are acquired in the open market, the pooling method will not be available. Under the purchase method, which accounts for a business combination as the acquisition of one enterprise by another, the value of the company's shares issued in the transaction is included in stockholders' equity and any of such amount in excess of net fair values of tangible and identifiable intangible assets of the acquired company is treated as an intangible asset on the acquiring company's financial statements. Under the pooling method, the financial statements of the combining enterprises are combined as if the two were and had been a single entity and no intangible asset is created. See "The Merger--Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Based upon representations to be made by Roosevelt and Mutual as of the Effective Time, Roosevelt and Mutual will receive an opinion of Silver, Freedman & Taff, L.L.P., counsel to Roosevelt, that the Company Merger and the Bank Merger will each qualify as a reorganization under the Code with the consequences set forth above. The opinion will be subject to various assumptions and qualifications, including that the Company Merger and the Bank Merger are consummated in the manner and in accordance with the terms of the Merger Agreement. The opinion would be based entirely upon the Code, regulations then in effect or proposed thereunder, then-current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect. Consummation of the Merger is conditioned upon the receipt by Roosevelt and Mutual of such opinion. See "-- Conditions of the Merger." Mutual stockholders are urged to consult their tax advisors concerning the specific tax consequences to them of the Merger, including the applicability and effect of various state, local and foreign tax laws. For a discussion of the opinion of Silver, Freedmont & Taff, L.L.P. as to the material federal income tax consequences of the Merger, see "The Merger--Certain Federal Income Tax Consequences of the Merger."

EFFECTS OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of Mutual Common Stock who receive shares of Roosevelt Common Stock in the Merger will become stockholders of Roosevelt. For a comparison of the corporate charters and bylaws of Roosevelt and Mutual governing the rights of Roosevelt and Mutual stockholders, see "Comparison of Rights of Stockholders of Roosevelt Financial Group, Inc. and Mutual Bancompany, Inc."

NASDAQ LISTING

     Roosevelt Common Stock (symbol: RFED) currently is quoted on the Nasdaq National Market. It is a condition to consummation of the Merger that the Roosevelt Common Stock to be issued to the stockholders of Mutual in the Merger and also will be approved for listing on the Nasdaq National Market. See "The Merger--Conditions to the Merger."

                          MANAGEMENT AFTER THE MERGER

     As of the Effective Time, the Boards of Directors of Roosevelt and Roosevelt Bank will consist of the current members of such Boards, and the executive officers of Roosevelt and Roosevelt Bank will be the current executive officers of Roosevelt and Roosevelt Bank. For at least one year after the Effective Time, and for so long thereafter as agreed to by Roosevelt Bank and the participating directors of Mutual, the directors and directors emerti of Mutual who wish to do so may serve as regional advisory directors of Roosevelt Bank with a retainer fee for each such advisory director of $1,000 per month. See also "The Merger--Interests of Certain Persons in the Merger."

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------



               COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION

     The Roosevelt Common Stock is quoted on the Nasdaq National Market under the symbol "RFED." The Mutual Common Stock is quoted on the NASDAQ Small Cap System under the symbol "MFSB." The following table sets forth the comparative market prices for Roosevelt Common Stock and Mutual Common Stock and the quarterly cash dividends per share declared, for the periods indicated. The market prices of the Roosevelt Common Stock for the periods indicated represent closing prices of such stock as quoted on the Nasdaq National Market. The market prices of the Mutual Common Stock represent last sale prices of such stock as quoted on the Nasdaq Small Cap Market. The stock prices and dividend amounts have been restated to give effect to stock splits and stock dividends. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                             ROOSEVELT COMMON STOCK        MUTUAL COMMON STOCK
                                          --------------------------- ---------------------------
                                           HIGH      LOW    DIVIDENDS   HIGH     LOW    DIVIDENDS
                                          -------- -------- --------- -------- -------- ---------
1994 CALENDAR YEAR
     First Quarter......................   15.833  13.917     0.10       ---     ---       ---
     Second Quarter.....................   18.250  14.328     0.11       ---     ---       ---
     Third Quarter......................   17.375  16.000     0.11       ---     ---       ---
     Fourth Quarter.....................   16.875  12.750     0.11       ---     ---       ---

1995 CALENDAR YEAR
     First Quarter......................   17.250  14.750     0.14   /1/11.500  10.250     ---
     Second Quarter.....................   18.625  15.750     0.14      12.87   10.750     ---
     Third Quarter......................   18.875  15.250     0.14      18.00   12.875     ---
     Fourth Quarter.....................   19.375  15.875     0.14      18.00   17.00      ---

1996 CALENDAR YEAR
     First Quarter......................   19.250  17.000    0.155      18.00   16.75      ---
     Second Quarter.....................   20.000  17.750    0.155      21.75   16.75      ---
     Third Quarter (through August __)                                  21.25   21.00      ---

_________________________

(1) Reflects the period from January 31, 1995 through March 31, 1995.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

     The following table sets forth the last reported sale prices per share of Roosevelt Common Stock and Mutual Common Stock and the equivalent per share price for Mutual Common Stock giving effect to the Merger on (i) April 8, 1996, the last trading day preceding public announcement of the signing of the Merger Agreement; and (ii) May 16, 1996, the last practicable date prior to the mailing of this Proxy Statement/Prospectus.

                         ROOSEVELT           MUTUAL          EQUIVALENT PRICE PER
                        COMMON STOCK      COMMON STOCK         MUTUAL SHARE/(1)/
                       --------------    ---------------   ------------------------
April 8, 1996........     $18.500          $ 16.75                $23.00
May 16, 1996.........     $18.125          $ 21.375               $23.00

_______________________

(1) The equivalent price per share of Mutual Common Stock at each specified date was assumed to be $23.00 based upon the formula specified in the Merger Agreement for calculating the Merger Consideration. The formula provides that each share of Mutual Common Stock issued and outstanding immediately prior to the Merger (other than shares held by holders who perfect dissenters' rights and other excluded shares) will be converted into the right to receive a number of shares of the common stock, par value $.01 per share, of Roosevelt Common Stock equal to the quotient of (A) $23.00 divided by (B) the weighted average sale price of all Rooselvelt Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing Date of the Merger, with cash paid in lieu of fractional share interests. If the Closing Date had been May 16, 1996, each shareholder of Mutual would have been entitled to receive 1.2399 shares of Rooselvelt Common Stock for each share of Mutual Common Stock held. Because of the formula, the actual equivalent price per share of Mutual Common Stock may be more or less than $23.00. The market value of the Merger Consideration at the time of the Merger will depend upon the market value of a share of Roosevelt Common Stock at such time. See "The Merger-Merger Consideration.".

     As of August ____, 1996, the ____________ outstanding shares of Roosevelt Common Stock were held by approximately ________ record owners and the 333,500 outstanding shares of Mutual Common Stock by approximately 256 record owners.

     The timing and amount of the future dividends of Roosevelt will depend upon earnings, cash requirements, Roosevelt's financial condition and other factors deemed relevant by the Board of Directors of Roosevelt (the"Roosevelt Board"). Dividends may also be limited by certain regulatory restrictions.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


                              RECENT DEVELOPMENTS


     The deposits of Roosevelt Bank are presently insured by the SAIF which together with the BIF are the two insurance funds administered by the FDIC. As a result of the BIF reaching its statutory reserve ratio, the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31% of deposits. The revisions became effective in the third quarter of 1995. The BIF premium schedule was further revised, effective January 1996, to provide a range of 0% to .27% with an annual minimum assessment of $2,000, essentially eliminating deposit insurance premiums for many BIF-insured institutions. As a result of these adjustments, BIF insured institutions now generally pay lower premiums than SAIF insured institutions.

     The FDIC has noted that the SAIF is not expected to attain its designated reserve ratio until the year 2002. As a result, SAIF insured members will generally be subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attains its required reserve ratio.

     The effect of this disparity on Roosevelt Bank and other SAIF members is uncertain at this time. It may have the effect of permitting BIF member banks to offer loan and deposit products on more attractive terms than SAIF members due to the cost savings achieved through lower premiums, thereby placing SAIF members at a competitive disadvantage. In order to eliminate this disparity, a number of proposals to recapitalize the SAIF have been considered by the United States Congress in 1995 and 1996. One proposal provides for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF and eliminate the premium disparity. It also provides for the eventual merger of the BIF and SAIF. The special assessment rate is anticipated to range from .80% to .90%. Based on Roosevelt Bank's level of SAIF deposits at March 31, 1995 (including the effect of the acquisitions of Kirksville Federal Savings Bank ("Kirksville Bank"), Washington Savings Bank, FSB ("Washington Savings"), Sentinel Federal Savings and Loan Association of Kansas City ("Sentinel Federal") and Mutual Bank), and assuming a special assessment of .90%, Roosevelt Bank's assessment would be approximately $38.8 million on a pre-tax basis. If such special assessment had been recorded as of March 31, 1996, on a pro forma basis, the tangible, core and risk-based capital ratios would have been 5.09%, 5.11% and 13.82%, respectively. The final form of any such legislation has been the subject of continuing negotiations and cannot be assured. If the legislation is enacted during the current Congressional session, however, it is anticipated the assessment would be payable in 1996. Accordingly, this special assessment would significantly increase noninterest expense and adversely affect Roosevelt Bank's results of operations. Conversely, depending on Roosevelt Bank's capital level and supervisory rating, and assuming, although there can be no assurance, that the insurance premium levels for BIF and SAIF members are again equalized, deposits insurance premiums could decrease significantly to the minimum assessment for future periods.

     The United States Congress is also considering legislation that would require all Federal thrift institutions, such as Roosevelt Bank, to either convert to a national bank or a state chartered financial institution by January 1, 1998. In addition, Roosevelt would no longer be regulated as a thrift holding company, but rather as a bank holding company. The OTS would also be abolished and its functions transferred among the other federal banking regulators. Certain aspects of the legislation remain to be resolved and therefore no assurance can be given as to whether or in what form the legislation will be enacted or its effect on Roosevelt and Roosevelt Bank.

- --------------------------------------------------------------------------------

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                      OF ROOSEVELT FINANCIAL GROUP, INC.

     The following table shows, for the periods indicated, certain summary historical data for Roosevelt. Information at and for the years ended December 31, 1991 through 1993 have been restated to reflect an acquisition accounted for as a pooling of interests. This information is derived in part from, and should be read in conjunction with, the separate consolidated financial statements and related notes included in the Roosevelt 1995 10-K, which is incorporated by reference herein.

                                      AT OR FOR THE THREE MONTHS                          AT OR FOR THE
                                            ENDED MARCH 31,                          YEARS ENDED DECEMBER 31,
                                     ------------------------- -------------------------------------------------------------------
                                        1996         1995        1995        1994         1993            1992          1991

                                     -----------  ----------  ----------  ----------   ----------      ----------   --------------
SUMMARY OF FINANCIAL CONDITION:
 Total assets....................... $9,134,660   $9,055,086  $9,013,061  $8,431,866   $7,595,161      $6,038,732   $5,756,199
 Securities available for sale......  1,459,784    1,954,997   1,606,461   1,765,699    1,665,879          52,399       46,997
 Securities held to maturity........  3,577,014    3,602,999   3,550,140   3,276,062    2,642,916       2,219,147    2,487,141
 Loans..............................  3,777,160    3,149,641   3,577,892   3,072,151    2,671,810       2,349,771    2,259,867
 Deposits...........................  4,921,047    4,854,475   4,907,497   4,899,389    5,081,496       4,300,981    4,184,323
 Other borrowings...................  3,571,970    3,618,695   3,507,475   2,963,449    1,975,661       1,319,154    1,222,457
 Stockholders' equity...............    509,105      438,997     496,906     441,626      378,462         288,545      254,396
SUMMARY OF OPERATIONS:
 Total interest income.............. $  166,143   $  156,553  $  647,316  $  533,368   $  486,940      $  439,173   $  503,801
 Total interest expense.............    119,769      108,123     466,433     347,574      321,490         314,728      394,315
 Provision for losses on loans......        300          300       1,200      12,432          706           2,648        2,695
                                     ----------   ----------  ----------  ----------   ----------      ----------   ----------
 Net interest income after
  provision for losses on loans.....     46,074       48,130     179,683     173,362      164,744         121,797      106,791

                                     ----------   ----------  ----------  ----------   ----------      ----------   ----------

 Retail banking fees................      3,132        2,532      10,706       8,682        6,260           4,870        3,150

 Insurance and brokerage sales

  commissions.......................      1,698        2,011       7,506       6,538        5,737           4,347        3,159
 Loan servicing fees
  (expenses), net...................      2,019        2,042       8,911       7,359      (11,145)          8,392       11,191
 Net gain (loss) from
  financial instruments.............        341        1,508       5,468     (39,120)      10,646          11,394         374
 Unrealized losses on impairment
  of mortgage-backed securitiesheld
   to maturity......................        ---      (27,063)    (27,063)        ---          ---             ---         ---
 Recognition of financial futures
   losses...........................        ---          ---     (34,827)        ---          ---             ---         ---
 Other..............................      1,328          998       3,016       5,337        2,759           1,790       5,337
                                     ----------   ----------  ----------  ----------   ----------      ----------  ----------
    Total noninterest income
     (loss).........................      8,518      (17,972)    (26,283)    (11,204)      14,257          30,793      23,211
                                     ----------   ----------  ----------  ----------   ----------      ----------  ----------
    Total noninterest expense.......     21,718       21,493      87,666     115,576       98,598         100,452      87,994
                                     ----------   ----------  ----------  ----------   ----------      ----------  ----------
 Income before income tax expense,
  extraordinary item, and cumulative
  effect of change in accounting
  principle.........................     32,874        8,665      65,734      46,582       80,403          52,138      42,008
 Income tax expense.................     11,309        2,978      20,616      15,026       27,134          17,887      14,612
 Extraordinary item, net............        ---          ---         ---      (7,849)      (1,908)         (3,796)     (1,662)
 Cumulative effect of change in
  accounting principle..............       ---          ---         ---         ---        (6,489)/(1)/       ---      (16,321)/(2)/



                                     ----------    ---------- ----------   ---------  ----------       ----------   ----------
 Net income......................... $   21,565    $    5,687 $   45,118   $  23,707  $   44,872       $   30,455   $    9,413
                                     ==========    ========== ==========   =========  ==========       ==========   ==========
 Net income attributable
  to common stock................... $   20,508    $    4,615 $   40,875   $  18,523  $   41,057       $   28,866   $    5,029
                                     ==========    ========== ==========   =========  ==========       ==========   ==========
PER SHARE DATA:
 Primary earnings per share:
   Income before extraordinary
   item and cumulative effect of
   change in accounting principle... $     0.48    $     0.12 $     1.01   $    0.70  $     1.54       $     1.09   $     1.09
   Extraordinary item...............        ---           ---        ---       (0.21)      (0.06)           (0.13)       (0.06)
   Cumulative effect of change in...        ---           ---        ---         ---       (0.20)             ---        (0.65)
                                     ----------    ---------- ----------   ---------  ----------       ----------   ----------
     accounting principles
     Net income..................... $     0.48    $     0.12 $     1.01   $    0.49  $     1.28       $     0.96   $     0.38
                                     ==========    ========== ==========   =========  ==========       ==========   ==========

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                          AT OR FOR THE THREE MONTHS                          AT OR FOR THE
                                                ENDED MARCH 31,                          YEARS ENDED DECEMBER 31,
                                         -------------------------- --------------------------------------------------------------
                                               1996       1995          1995         1994         1993        1992         1991
                                         ------------  ------------ ------------  ----------- ------------  ----------- ----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Fully-diluted earnings per share:
    Income before extraordinary item and
     cummulative effect of change in
     accounting principle                     $ 0.46   $        0.12   $       0.99   $       0.68   $ 1.32   $ 0.99    $  1.09

    Extraordinary item                           ---             ---            ---          (0.20)   (0.05)   (0.11)     (0.06)
    Cummulative effect of change in
     accounting principle                        ---             ---            ---            ---    (0.16)     ---      (0.65)
                                              ------   -------------   ------------   ------------   ------   ------    -------
     Net Income                               $ 0.46   $        0.12   $       0.99   $       0.48   $ 1.11   $ 0.88    $  0.38
                                              ======   =============   ============   ============   ======   ======    =======
PRO FORMA AMOUNT ASSUMING THE CHANGE IN
ACCOUNTING PRINCIPLE IS APPLIED
RETROACTIVELY:/(2)/
     Net income                                  N/A             N/A            N/A            N/A      N/A      N/A    $25,734
                                              ======   =============   ============   ============   ======   ======    =======
     Earnings per share                          N/A             N/A            N/A            N/A      N/A      N/A    $  1.03
                                              ======   =============   ============   ============   ======   ======    =======
OTHER DATA:
 Ratio of net interest income to general
  administrative expense                        2.14x           2.25x    2.06x/(4) /   1.67x/(3) /     1.82x    1.55x      1.44x
 Effective net spread during the period         2.08%           2.22%          2.05%          2.29%    2.40%    2.32%      2.01%
 Nonperforming assets to total assets, end
  of period                                     0.85            0.61           0.90           0.41     0.46     0.78       0.89
 Return on assets (ratio of net income to
  average total assets)                         0.93        0.25/(5)/      0.49/(4)/      0.28/(3)/     0.61     0.54       0.16
 Return on equity (ratio of net income
   to average stockholders' equity)            17.18        5.08/(5)/     9.93/(4)/      5.85/(3)/    12.86    11.11       3.55
 Equity-to-assets ratio (ratio of
   average stockholders' equity to average
   total assets)                                5.40            4.95           4.97           4.80     4.75     4.84       4.64
 Cash dividends per share of common stock     $0.155   $        0.14   $       0.56   $       0.43   $ 0.31   $ 0.21    $  0.20
 Dividends on common stock payout ratio
  (dividends paid per share of common
   stock divided by primary net income
   per share)                                  32.29%   116.67%/(5)/    55.45%/(4)/    58.81%/(3)/    18.72%   18.63%     90.41%
 Book value per share, end of period          $10.83   $        9.74   $      10.60   $       9.79   $ 9.18   $ 9.29    $  8.67

_______________________________

(1) During December 1993, Roosevelt adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on a prospective basis. As a result, Roosevelt recorded a $6.5 million charge, net of applicable income taxes, as a cumulative effect of a change in accounting principle to reflect an other than temporary impairment of certain interest-only stripped coupon mortgage-backed pass-through certificates and collateralized mortgage obligation residual interests. See Note 2 of the Notes to Consolidated Financial Statements included in the Roosevelt 1995 10-K incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

(2) During 1991, Roosevelt changed its method of amortizing cost in excess of fair value of net assets acquired. Prior to 1991, Roosevelt amortized the cost in excess of fair value of net assets acquired (goodwill) on a straight line basis over a 15 year life. On January 1, 1991, Roosevelt adopted the provisions of Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" (SFAS 72) and amortizes goodwill over the life of the long-term interest-bearing assets acquired. Such adoption was allowed as a result of the Financial Accounting Standards Board Emerging Issues Task Force Consensus No. 89-19 which permitted retroactive application for purchase business combinations that occurred prior to the issuance of SFAS
     72. Roosevelt recorded a $16.3 million cumulative effect of a change in accounting principle in 1991.

(3) Includes a $57.3 million net expense (net of income tax benefit) of merger-related expenses as a result of the acquisition of Farm & Home. Such merger-related expenses included $11.4 million in provision for losses on loans, $38.4 million of net loss from financial instruments, $3.7 million in provision for real estate losses, $6.3 million in compensation and employee benefits, occupancy expense of $5.9 million, transaction related fees of $7.0 million, and $1.8 million of other expenses. This amount was reduced by the income tax effect of $25.0 million. An extraordinary item totalling $7.8 million was recorded related to the early extinguishment of debt. Not including such charges for 1994, the ratio of net interest income to general and administrative expense would have been 2.08x, return on assets would have been 0.96%, return on equity would have been 20.01%, and the dividend on common stock payout ratio would have been 18.40%.

(4) Excluding the impact of the impairment charge related to certain mortgage-backed securities of $27.1 million, the recognition of financial futures losses of $34.8 million and merger-related expenses of $1.6 million, the ratio of net interest income to general and administrative expense would have been 2.10x, return on assets would have been 0.95%, return on equity would have been 18.96% and the dividend on common stock payout ratio would have been 27.59%.

(5) Excluding the impact of the impairment charge related to certain mortgage-backed securities of $27.1 million, return on assets would have been 1.04%, return on equity would have been 20.95% and the dividend on common stock payout ratio would have been 25.45%.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                       OF MUTUAL BANCOMPANY, INC. /(1)/

     The following table shows, for the periods indicated, certain summary historical data for Mutual. This information is derived in part from, and should be read in conjunction with, the separate consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

                                                       AT OR FOR THE NINE MONTHS
                                                            ENDED MARCH 31,                        JUNE 30,
                                                       --------------------------  ----------------------------------------
                                                           1996          1995          1995          1994          1993
                                                       ------------  ------------  ------------  ------------  ------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF FINANCIAL CONDITION:
  Total assets ....................................       $53,311       $56,936       $56,851       $54,095       $58,174
  Loans receivable, net /(2)/ .....................        39,213        40,160        40,421        32,331        35,466
  Mortgage-backed securities, net .................         4,747         5,916         5,837         7,422         4,916
  Investment securities ...........................         6,684         7,905         7,909        10,362        12,753
  Securities available for sale ...................        11,431         4,294         4,248           ---           ---
  Savings deposits ................................        45,818        47,937        48,854        50,164        54,334
  Advances from Federal Home Loan Bank ............           900         2,650         1,325           ---           ---
  Stockholders' equity/retained earnings -
    substantially restricted ......................         6,236         6,038         6,205         3,605         3,285
  Number of full-service offices ..................             1             1             1             1             1

SUMMARY OF OPERATIONS:
  Total interest and dividend income ..............       $ 2,703       $ 2,557       $ 3,436       $ 3,456       $ 4,251
  Total interest expense ..........................         1,811         1,657         2,258         2,025         2,664
                                                          -------         -----         -----         -----         -----
           Net interest income ....................           892           900         1,178         1,431         1,587
  Provision for losses on loans ...................            (5)          (24)          (52)          117            11
                                                          -------         -----         -----         -----         -----
           Net interest income after provision for
                    losses on loans ...............           897           924         1,230         1,314         1,576
                                                          -------         -----         -----         -----         -----
  Service fee income ..............................            27            24            33            30            30
  Gain (loss) on sale of securities, net ..........           (25)          (43)          (43)          ---           ---
  Other noninterest income ........................            49            50            59            77            53
                                                          -------         -----         -----         -----         -----
           Total noninterest income (loss) ........            51            31            49           107            83
                                                          -------         -----         -----         -----         -----
  General and administrative expenses .............           935           853         1,159         1,238         1,054

           Income before income taxes and
                    cumulative effect of change in
                    accounting principle ..........            13           102           120           183           605
  Income taxes ....................................             6            33           (56)          (64)          234
                                                          -------         -----         -----         -----         -----
           Income before cumulative effect of
                    change in accounting principle              7            69           176           247           371
  Cumulative effect of change in accounting
    principle .....................................           ---           ---           ---            73           ---
                                                          -------        ------        ------        ------        ------
           Net income .............................       $     7       $    69       $   176       $   320       $   371
                                                          =======       =======       =======       =======       =======
  Earnings per share:
    Income before extraordinary item and
      cumulative effect of change in accounting
      principle ...................................       $   .02           N/A           N/A           N/A           N/A
    Cumulative effect of change in accounting
      principle ...................................           ---           N/A           N/A           N/A           N/A
                                                          -------
           Net income .............................       $   .02           N/A           N/A           N/A           N/A
                                                          =======
                                                       --------------------------
                                                           1992          1991
                                                       ------------  ------------
SUMMARY OF FINANCIAL CONDITION:
  Total assets ....................................       $60,411       $59,336
  Loans receivable, net /(2)/ .....................        42,154        46,886
  Mortgage-backed securities, net .................         1,600           754
  Investment securities ...........................        10,419         7,881
  Securities available for sale ...................           ---           ---
  Savings deposits ................................        56,953        56,439
  Advances from Federal Home Loan Bank ............           ---           ---
  Stockholders' equity/retained earnings -
    substantially restricted ......................         2,913         2,422
  Number of full-service offices ..................             1             1

SUMMARY OF OPERATIONS:
  Total interest and dividend income ..............         5,124         5,452
  Total interest expense ..........................         3,528         4,184
                                                            -----         -----
           Net interest income ....................         1,596         1,268
  Provision for losses on loans ...................             5           143
                                                            -----         -----
           Net interest income after provision for
                    losses on loans ...............         1,591         1,125
                                                            -----         -----
  Service fee income ..............................            27            29
  Gain (loss) on sale of securities, net ..........           ---          (125)
  Other noninterest income ........................            34            16
                                                            -----         -----
           Total noninterest income (loss) ........            61           (80)
                                                            -----         -----
  General and administrative expenses .............           905           892

           Income before income taxes and
                    cumulative effect of change in
                    accounting principle ..........           747           153
  Income taxes ....................................           256            50
                                                            -----         -----
           Income before cumulative effect of
                    change in accounting principle            491           103
  Cumulative effect of change in accounting
    principle .....................................           ---           ---
                                                           ------        ------
           Net income .............................       $   491       $   103
                                                          =======       =======
  Earnings per share:
    Income before extraordinary item and
      cumulative effect of change in accounting
      principle ...................................           N/A           N/A
    Cumulative effect of change in accounting
      principle ...................................           N/A           N/A
           Net income .............................           N/A           N/A


- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


                                                       AT OR FOR THE NINE MONTHS
                                                            ENDED MARCH 31,                              JUNE 30,
                                                     ----------------------------   -----------------------------------------------
                                                        1996            1995          1995        1994     1993      1992     1991
                                                     ----------    -------------    -------     -------  -------  -------  --------
                                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA: (3)
Average total assets................................  $55,072        $56,666       $56,793    $55,220   $59,693  $59,906  $59,073

Interest rate spread information:

  Average during period.............................     1.73%          1.97%         1.83%      2.54%     2.57%    2.57%    2.09%

  End of period.....................................     1.85%          1.49%         1.57%      2.51%     2.78%    2.39%    2.64%

Net interest margin/(4)/............................     2.21%          2.19%         2.14%      2.67%     2.74%    2.75%    2.22%



Average interest-earning assets to average interest-

  bearing liabilities...............................     1.11x          1.05x         1.08x      1.04x     1.04x    1.03x    1.02x

Non-performing assets to total assets at end of

  period/(5)/.......................................      .01%           .04%          .01%       .28%      .23%     .35%     .71%

Equity to total assets at end of period/(6)/........    11.70%         10.60%        10.91%      6.66%     5.65%    4.82%    4.08%

Return on assets (ratio of net income to average

  total assets)......................................     .02%           .16%          .31%       .58%      .62%     .82%     .18%
Return on equity (ratio of net income to average

  equity)...........................................      .15%          2.16%         3.84%     10.14%    12.05%   18.36%    4.31%

Equity-to-assets ratio (ratio of average equity to

  average total assets).............................    11.56%          7.53%         8.08%      5.70%     5.18%    4.47%    4.07%

General and administrative expenses as a percent

  of average total assets...........................     2.26%          2.01%         2.04%      2.24%     1.77%    1.51%    1.51%

Ratio of net interest income to general and

  administrative expenses...........................      .95x          1.06x         1.02x      1.16x     1.51x    1.76x    1.42x


_______________________________
/(1)/ Mutual completed its initial public offering on January 31, 1995 and purchased all of the outstanding stock of Mutual Bank. As a result, the information above represents Mutual Bank only prior to January 31, 1995.

/(2)/  Does not include loans held for sale.

/(3)/ Annualized, with respect to information at or for the Nine Months Ended March 31, 1995 and 1996.

/(4)/  Net interest income divided by average interest-earning assets.

/(5)/ Non-performing assets consist of non-accruing loans, accruing loans 90 or more days past due and real estate owned.

/(6)/  Represents retained earnings prior to January 31, 1995.

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------


                      COMPARATIVE UNAUDITED PER SHARE DATA

     The following table shows unaudited comparative per share data for Roosevelt and Mutual Common Stock on an historical basis, and on a pro forma combined basis and a pro forma equivalent basis for Roosevelt and Mutual giving effect to the Merger accounted for under the pooling of interests method of accounting. Roosevelt has not yet decided whether to account for the Merger under the pooling of interests method or the purchase method of accounting. The pro forma data under the pooling and purchase methods of accounting would not be materially different. See "The Merger--Accounting Treatment."

                                               Historical                 Pro Forma
                                         ----------------------    -----------------------

                                                                              Equivalent
                                         Roosevelt  Mutual/(1)/    Combined     Shares
                                         ---------  -----------    --------   ------------
Book value per share at:
    December 31, 1995.................      $10.60  $18.61/(2)/   $10.64/(4)/  $13.18/(5)/
    March 31, 1996....................       10.83   18.70         10.87/(4)/   13.47/(5)/

Cash dividends declared per
 share:
   Year Ended December 31, 1993.......        0.310     N/A         0.310        0.380
   Year Ended December 31, 1994.......        0.430     N/A         0.430        0.530
   Year Ended December 31, 1995.......        0.560     N/A         0.560        0.690
   Three Months Ended March 31, 1996..        0.155     N/A         0.155        0.190

Income per share before extraordinary
 item and cumulative effect of change
  in accounting principles:
   Year Ended December 31, 1993.......        1.32      N/A         1.32         1.64/(6)/
   Year Ended December 31, 1994.......        0.68      N/A         0.68         0.84/(6)/
   Year Ended December 31, 1995.......        0.99    0.36/(3)/     0.99         1.23/(6)/
   Three Months Ended March 31, 1996..        0.46    0.02          0.45         0.56/(6)/

- ------------------------

(1) Mutual completed its initial public offering on January 31, 1995. As a result, book value per share and income per share before extraordinary items and cumulative effect of change in accounting principles prior to such date is not applicable.

(2) In the case of Mutual, the information presented at or for the year ended December 31, 1995 is at or for its fiscal year ended June 30, 1995.

(3) Based on net income from January 31, 1995 through June 30, 1995 divided by the average shares outstanding for the same period.

(4) Based on the combined stockholders' equity of Roosevelt and Mutual, including the effect of pro forma adjustments. The adjusted stockholders' equity amounts are divided by the number of shares of Roosevelt Common Stock outstanding at December 31, 1995 and March 31, 1996, respectively, plus the product of the number of shares of Mutual Common Stock outstanding at December 31, 1995 and March 31, 1996, respectively, and the Exchange Ratio (assuming the Closing Date had been May 16, 1996). The number of shares of Roosevelt Common Stock outstanding at December 31, 1995 and March 31, 1996 includes 4,878,750 common stock equivalents attributable to 1,301,000 shares of Roosevelt's 6 1/2% non-cumulative convertible preferred stock outstanding as of such dates.

(5) Based on the pro forma combined book value per share amounts of Roosevelt and Mutual, respectively, multiplied by the Exchange Ratio (assuming the Closing Date had been May 16, 1996).

(6) Based on the pro forma combined net income per share amounts before extraordinary item and cumulative effect of change in accounting principles of Roosevelt and Mutual, respectively, multiplied by the Exchange Ratio (assuming the Closing Date had been May 16, 1996).

                                       14
- -------------------------------------------------------------------------------

               ROOSEVELT FINANCIAL GROUP, INC. AND ROOSEVELT BANK


ROOSEVELT FINANCIAL GROUP, INC.


     General. Roosevelt is a Delaware corporation organized in 1988 to be the thrift holding company for Roosevelt Bank. The principal asset of Roosevelt is the outstanding stock of Roosevelt Bank. As of March 31, 1996, Roosevelt had total consolidated assets of $9.1 billion, deposits of $4.9 billion and stockholders' equity of $509 million. The executive offices of Roosevelt are located at 900 Roosevelt Parkway, Chesterfield, Missouri 63017 and the telephone number at that address is (314) 532-6200.

     Roosevelt's business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to acquire real estate and consumer loans and mortgage-backed securities, to perform loan servicing functions for others and to provide other retail banking and financial services for consumers. The principal elements of Roosevelt's business plan are (i) the origination of a higher percentage of its assets; (ii) the diversification of its balance sheet away from only mortgage and real estate related assets; (iii) the expansion of its retail deposit base with a simultaneous shift within that deposit base toward checking and transaction accounts; and (iv) growth in fee income by providing other services such as insurance, brokerage and mortgage loan servicing for other investors.

     Acquisitions. Since the beginning of 1990, Roosevelt has pursued a program of acquiring other in-market and adjacent-market thrift institutions. Roosevelt expects to continue informal discussions with various financial institutions regarding their acquisition by Roosevelt.

     In 1990, Roosevelt expanded its franchise to the Illinois portion of the St. Louis metropolitan area by acquiring Home Federal Savings, Alton, Illinois, through the merger conversion acquisition of Home Federal Savings, which had $110 million in assets and $104 million in savings deposits. In October 1991, Roosevelt completed the merger conversion acquisition of Hannibal Mutual Loan and Building Association, Hannibal, Missouri, which had $18 million in assets and savings deposits. In November 1992, Roosevelt completed the merger conversion acquisitions of Conservative Bank, FSB, St. Louis, Missouri, which had $65 million in assets and $61 million in savings deposits, and First Granite City Savings and Loan, Granite City, Illinois, which had $49 million in assets and $42 million in savings deposits. In December 1992, Roosevelt entered the Kansas City, Missouri market by completing the purchase of Brookside Savings Bank, FSB, which had $219 million in assets and $146 million in savings deposits.

     In June 1993, Roosevelt completed the acquisition of the Missouri retail banking network of First Nationwide Bank of San Francisco, California. Roosevelt received net cash totaling $588 million. Gross proceeds totaled $595 million, which represented the amount of deposit accounts acquired by Roosevelt Bank and accrued but unpaid interest on such accounts. This amount was reduced by $7 million, which was paid by Roosevelt Bank for the acquisition of certain loans and a tax deductible intangible asset related to the deposit accounts.

     In November 1993, Roosevelt completed the acquisition of the 17 eastern Missouri retail banking branches of Home Savings of America, Los Angeles, California. The transaction was structured as a purchase of deposits and related branch locations and equipment. Roosevelt received net cash of $709 million. Gross proceeds totaled $733 million, which represented the amount of deposit accounts acquired by Roosevelt and accrued but unpaid interest on such accounts. This amount was reduced by $24 million, which was paid by Roosevelt for the acquisition of certain loans and a tax deductible intangible asset related to the deposit accounts.

     On April 22, 1994, Roosevelt completed the acquisition of Home Federal Bancorp of Missouri, Inc., St. Louis, Missouri, which had total consolidated assets of $533 million and savings deposits of $467 million.

     On June 30, 1994, Farm & Home Financial Corporation ("Farm & Home"), Nevada, Missouri, with total consolidated assets of $3.1 billion and savings deposits of $2.1 billion, merged with and into Roosevelt and Farm & Home Savings Association, a Missouri chartered stock savings and loan association and wholly owned subsidiary of Farm & Home, merged with and into Roosevelt Bank. The transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements of Roosevelt have been restated to include the results of Farm & Home for the periods presented. On July 1, 1994, Roosevelt completed the sale of Farm & Home's construction lending business for $75 million in cash.

     On October 20, 1995, Roosevelt completed the acquisition of WSB Bancorp, Inc. ("WSB"), Washington, Missouri, the holding company for Washington Savings. Upon consummation of the merger, each WSB stockholder became entitled to receive $22.75 in cash for each share of WSB common stock held. As of the date of the acquisition, WSB had $97 million in total consolidated assets, $81 million in deposits and stockholders' equity of $19 million.

     On December 29, 1995, Roosevelt completed the acquisition of Kirksville Bancshares, Inc. ("Kirksville"), Kirksville, Missouri, the holding company for Kirksville Bank. Upon consummation of the merger, each Kirksville stockholder became entitled to receive 2.4437 shares of Roosevelt Common Stock. As of the date of the acquisition, Kirksville had total consolidated assets of $131 million, deposits of $102 million and stockholders' equity of $21 million.

     On March 22, 1996, Roosevelt entered into a definitive agreement pursuant to which Sentinel Financial Corporation ("Sentinel"), Kansas City, Missouri, the holding company for Sentinel Federal, will be merged with Roosevelt. Upon the consummation of the merger, each Sentinel stockholder will become entitled to receive 1.4231 shares of Roosevelt Common Stock (subject to adjustment upon certain events). As of March 31, 1996, Sentinel had total consolidated assets of $149 million, deposits of $126 million and stockholders' equity of $12 million. Roosevelt filed an application with the OTS for approval of the Sentinal acquisition in May 1996 and anticipates receiving the approval in the third quarter of 1996.

     On April 16, 1996, Roosevelt entered into a definitive agreement pursuant to which Community Charter Corporation ("CCC"), St. Louis, Missouri, the holding company for Missouri State Bank, will be merged with Roosevelt, resulting in Missouri State Bank becoming a stand-alone first tier subsidiary of Roosevelt. Upon the consummation of the merger, each CCC stockholder will become entitled to receive 1.6 shares of Roosevelt Common Stock. As of March 31, 1996, CCC had total consolidated assets of $62 million, deposits of $54 million and stockholders' equity of $6 million. Roosevelt filed an application with the Board of Governors of the Federal Reserve System (the "FRB") and the Missouri Division of Finance on July 1996 for approval of the acquisition of Missouri State Bank and anticipates receiving approval in the third quarter of 1996.

BANK HOLDING COMPANY REGULATION

     General. Upon consummation of the acquisition of Missouri State Bank, Roosevelt will become a bank holding company in addition to its current status as a savings and loan holding company, and will register as such with the FRB. Bank holding companies are subject to comprehensive regulation by the FRB under the BHCA and the regulations of the FRB. As a bank holding company, Roosevelt will be required to file reports with the FRB and such additional information as the FRB may require, and will be subject to regular inspections by the FRB. The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

     Under FRB policy, a bank holding company must serve as a source of strength for its subsidiary banks. Under this policy the FRB may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

     Under the BHCA, a bank holding company must obtain FRB approval before:
(i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

     As a savings and loan holding company, Roosevelt is generally not subject to any activity restrictions, but as a bank holding company will be subject to more restrictive activity limitations imposed on bank holding companies. The BHCA prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things, operating a savings institution (such as Roosevelt Bank), mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and United States Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers. The scope of permissible activities may be expanded from time to time by the FRB. Such activities may also be affected by federal legislation.

     Interstate Banking and Branching. In 1994, the Riegle-Neal Interstate Banking and Branching Act of 1994 (the "Act") was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Act allows the FRB to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The FRB may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Act also prohibits the FRB from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the Act.

     Additionally, beginning on June 1, 1997, the federal banking agencies will be authorized to approve interstate merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks opts out of the Act by enacting a law after the date of enactment of the Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. A state may also permit such transactions before such time by enacting authorizing legislation. Interstate acquisitions of branches will be permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions will also be subject to the nationwide and statewide insured deposit concentration amounts described above.

     The Act authorizes the Office of the Comptroller of the Currency and the FDIC to approve interstate branching de novo by national and state banks, respectively, only in states which specifically allow for such branching. The Act also requires the appropriate federal banking agencies to prescribe regulations by June 1, 1997 which prohibit any out-of-state bank from using the interstate branching authority primarily for the purpose of deposit production. These regulations must include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities which they serve. The State of Missouri has not yet authorized interstate merger transactions or de novo interstate branching.

     Any future acquisitions of thrift institutions of Roosevelt will continue to be subject to the HOLA. As a federal thrift institution, Roosevelt Bank, subject to certain conditions, has nationwide branching authority.

     Dividends. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company's capital needs, asset quality and overall financial condition.

The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the FRB, the FRB may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized".

     Bank holding companies are required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, FRB order, or any condition imposed by, or written agreement with, the FRB. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, has a safety and soundness examination rating of at least a "2" and is not subject to any unresolved supervisory issues.

     Capital Requirements. The FRB has established capital requirements for bank holding companies that generally parallel the capital requirements for national banks and federal thrift institutions such as Roosevelt Bank. As a thrift holding company, Roosevelt is not subject to any minimum capital requirements.

ROOSEVELT BANK

     Roosevelt Bank is a federally chartered savings bank with $9.1 billion in consolidated assets at March 31, 1996, making it the largest Missouri-based thrift institution. Roosevelt Bank has 79 full-service offices with 38 offices serving the St. Louis metropolitan area (including Alton and Granite City, Illinois) and nine offices serving the Kansas City metropolitan area. The remaining 32 offices are located in Staunton, Illinois and Pittsburg, Kansas and the Missouri cities of Hannibal (2), Springfield (3), Columbia, Union, Warrenton, St. James, Washington, Sikeston, Dexter, Malden, Poplar Bluff, Hayti, Portageville, Cape Girardeau, Mexico, Jefferson City, Trenton, Marshall, Sedalia, Clinton, Maryville, St. Joseph, Nevada, Lamar, Joplin (2) and Kirksville. Incorporated as a Missouri chartered mutual savings and loan in 1934, Roosevelt Bank converted to a federally chartered savings and loan in 1935. In 1987, Roosevelt Bank became a stock savings and loan and, one year later, converted to a stock savings bank.

     Roosevelt Bank is subject to examination and comprehensive regulation and oversight by the OTS and the FDIC. Roosevelt Bank is further subject to regulations of the FRB with respect to reserves required to be maintained against transaction accounts. Roosevelt Bank is a member of the Federal Home Loan Bank ("FHLB") of Des Moines, which is one of the 12 regional banks constituting the FHLB system and its savings deposits are insured by the SAIF to the maximum extent permitted by the FDIC.

     For additional information, see "Selected Consolidated Financial and Other Data of Roosevelt Financial Group, Inc." Information concerning Roosevelt and Roosevelt Bank also is included in the Roosevelt documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference."


            MUTUAL BANCOMPANY, INC. AND MUTUAL SAVINGS BANK, F.S.B.


MUTUAL BANCOMPANY, INC.

     Mutual is a Missouri corporation that is the holding company for Mutual Bank. Mutual has not engaged in any significant business other than as the holding company for Mutual Bank. At March 31, 1996, Mutual had total consolidated assets of $53.3 million, deposits of $45.8 million and stockholders' equity of $6.2 million. The executive offices of Mutual and Mutual Bank are located at 101 West McCarty Street, Jefferson City, Missouri 65101, and the telephone number at that address is (573) 634-2150.

MUTUAL SAVINGS BANK, F.S.B.

     Mutual Bank, which was originally chartered in 1906 as a Missouri-chartered mutual savings and loan association, is headquartered in Jefferson City, Missouri. Mutual Bank became a federal mutual savings bank in

1994. Its deposits are insured up to the maximum allowable amount by the FDIC. On January 31, 1995, Mutual Bank converted to the stock form of organization through the sale and issuance of 333,500 shares of its common stock to Mutual.

     Mutual Bank serves the financial needs of customers predominately within a 30-mile radius of Jefferson City, Missouri through its office located at 101 West McCarty Street, Jefferson City, Missouri. Mutual Bank has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. Mutual Bank attracts deposits from the general public and uses the deposits to originate loans secured by first mortgages on owner-occupied one- to four-family residences in its market area. To a lesser extent, Mutual Bank originates consumer loans in its market area.

     Mutual Bank's revenues are derived primarily from interest on mortgage loans and mortgage-backed securities, interest and dividends on FHLB stock, investment securities, loan origination and servicing fees.

     For additional information, see "Selected Consolidated Financial and Other Data of Mutual Bancompany, Inc.," "Business of Mutual Bancompany, Inc." and "Management's Discussion and Analysis of Financial Condition and Results of Operation of Mutual Bancompany, Inc."

                              THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Mutual Board to be used at the Special Meeting which will be held at the office of Mutual Bank, 101 West McCarty Street, Jefferson City, Missouri, on Wednesday, September 25, 1996 at 10:00 a.m. This Proxy Statement/Prospectus and the accompanying Notice and Proxy Card are being first mailed to stockholders of Mutual on or about August __, 1996.

     At the Special Meeting, holders of record of Mutual Common Stock as of the voting record date will consider and vote upon the approval of the Merger Agreement and the Merger. In addition, stockholders of Mutual may consider and vote upon the approval of the adjournment of the Special Meeting, in the event there are not sufficient shares present in person or by proxy at the Special Meeting to approve the Merger Agreement, and such other matters as may properly come before the Special Meeting or any adjournments thereof.

VOTING AND REVOCABILITY OF PROXIES

     The presence, in person or by proxy, of at least a majority of the total number of shares of Mutual Common Stock outstanding and entitled to vote will be necessary to constitute a quorum at the Special Meeting. Stockholders of Mutual who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by such proxies will be voted at the Special Meeting and all adjournments thereof. Proxies may be revoked by written notice to Marcrissie T. Henley, Secretary, at the address shown above, by filing a later dated proxy prior to a vote being taken on a particular proposal at the Meeting or by attending the Special Meeting and voting in person.

     Proxies solicited by the Mutual Board will be voted in accordance with the directions given therein. Where no instructions are indicated, proxies will be voted for the Merger Agreement and the Merger. The proxy confers discretionary authority on the persons named therein to vote with respect to matters incident to the conduct of the Special Meeting. If any other business is presented at the Special Meeting, proxies will be voted by those named therein in accordance with the determination of a majority of the Mutual Board. However, proxies instructed to vote against the proposal to approve the Merger Agreement and the Merger will not be voted for a proposal to approve adjournment of the Special Meeting in the event that there are not sufficient shares present in person or by proxy at the Special Meeting to approve the Merger. Proxies marked as abstentions will not be counted as votes cast. In addition, shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Proxies marked as abstentions or as broker no votes, however, will be treated as shares present for purposes of determining whether a quorum is present.

     Approval of the Merger Agreement at the Special Meeting will require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Mutual Common Stock entitled to vote at the Special Meeting. As a result, abstentions and broker non-votes will have the same effect as votes against the Merger Agreement.

     As of the voting record date (as set forth below), the directors and executive officers of Mutual and their affiliates beneficially owned in the aggregate ________ shares, or ______% of the then outstanding shares of Mutual Common Stock entitled to vote at the Special Meeting. Each director of Mutual has entered into a voting agreement whereby each such director has agreed to vote all shares of Mutual Common Stock owned by him (_______ shares in the aggregate for all directors) for approval of the Merger Agreement. As of the voting record date, the directors and executive officers of Roosevelt and their affiliates beneficially owned in the aggregate _____ shares of Mutual Common Stock.

VOTING SECURITIES AND SECURITY OWNERSHIP

     Stockholders of record as of the close of business on the voting record date, August 5, 1996, are entitled to one vote for each share then held. As of the voting record date, there were 333,500 shares of Mutual Common Stock issued and outstanding.

     Persons and groups owning more than five percent of the Mutual Common Stock are required to file certain reports regarding such ownership pursuant to the Exchange Act. Based upon such reports and other information available to management of Mutual, the following table sets forth information as of the voting record date regarding (i) persons, including directors of Mutual, who were believed by management to be beneficial owners of more than five percent of the Mutual Common Stock and (ii) the Mutual Common Stock beneficially owned by each other director of Mutual and by all directors, directors emeriti and executive officers of Mutual as a group.


                                                 SHARES
                                              BENEFICIALLY        PERCENT
            BENEFICIAL OWNER                     OWNED           OF CLASS
- ----------------------------------------      ------------       ---------
Tidal Insurance Company Limited                33,312/(1)/          10.0%
c/o S.T.A.R. Corporate Management
Hibiscus Square, Grand Turk
Turks & Caicos Islands, British West
 Indies

Jerome H. Davis                                33,300/(2)/          10.0
11 Baldwin Farms North
Greenwich, Connecticut  06831

Donald L. Koch                                 30,500/(3)/           9.1
#4 Muirfield Lane
St. Louis, Missouri  63141

Various entities affiliated with               22,500/(5)/           6.7/(5)/
The Chicago Corporation
208 South LaSalle Street
Chicago, Illinois 60604

Mutual Bancompany, Inc. Employee Stock         26,680/(5)/           8.0
 Ownership Plan
101 West McCarty Street
Jefferson City, Missouri 65101

Donald L. Connor                                   5,246            1.57

Robert B. Schwartz                                 1,500             .45

Michael J. Abbott                                  3,000             .90

Larry V. Brickey                                   5,500            1.50

Frank Newell                                         100             .03

J. Stephen Weber, Esq.                             1,500             .45

Directors, directors emeriti and               29,980/(6)/           9.0
 executive officers of
 Mutual and Mutual Bank, as a group (10
  persons)

_____________________
/(1)/ As reported by Tidal Insurance Company Limited ("Tidal") in a statement dated February 23, 1995 on Schedule 13D under the Exchange Act. Tidal reported sole voting and investment power as to all of the reported shares.

/(2)/ As reported by Mr. Davis in a statement dated January 31, 1996 on Schedule
      13D under the Exchange Act. Mr. Davis reported sole voting and investment power as to 10,000 of the reported shares and shared voting and investment power as to 13,300 of the reported shares. The remaining 10,000 shares were reported to be owned by Mr. Davis' spouse and he reported that he may be deemed to have shared voting and investment power of such shares.

/(3)/ As reported by Mr. Koch in a statement dated April 5, 1995 on Schedule 13D under the Exchange Act. Mr. Koch reported sole voting and investment power as to 16,000 of the reported shares. He also reported that the remaining 14,500 shares are owned by investment advisory clients of Mr. Koch and as such he has sole dispositive power over such shares, but that the economic interest in such shares is held by his investment advisory clients.

/(4)/ The amount reported represents shares held by the Mutual ESOP, 1,406 of which have been allocated to accounts of participants. First Bankers Trust Company, N.A., Quincy, Illinois, the trustee of the Mutual ESOP, may be deemed to beneficially own the shares held by the Mutual ESOP which have not been allocated to accounts of participants. Participants in the Mutual ESOP are entitled to instruct the trustee as to the voting of shares allocated to their accounts under the Mutual ESOP. Unallocated shares held in the Mutual ESOP's suspense account or allocated shares for which no voting instructions are received are voted by the trustee in the same proportion as allocated shares voted by participants.

/(5)/ In Schedule 13D dated June 25, 1996, Bank Fund III, L.P., Bank Fund III
      Trust, Bank Fund IV, L.P. and Bank Fund IV Trust claimed sole voting and disposition power over 3,075, 9,425, 2,292 and 7,708 shares, respectively, each of these entities disclaimed beneficial ownership of shares beneficially owned by the other of these entities, and these entities reported that they affiliated with The Chicago Corporation though common ownership and management.

/(6)/ Includes shares held directly, as well as in retirement accounts, 580 shares allocated to the Mutual ESOP accounts of certain of the named persons, held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which the named individuals may be deemed to have sole voting and investment power.

OTHER MATTERS

     The Mutual Board is not aware of any business to come before the Special Meeting other than the matter described in this Proxy Statement/Prospectus. However, if any other matters should properly come before the Special Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the determination of the Mutual Board.

MISCELLANEOUS

     The cost of soliciting proxies will be borne by Mutual. Mutual will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Mutual Common Stock. In addition to solicitations by mail, directors, officers and regular employees of Mutual may solicit proxies personally or by telegraph or telephone without additional compensation. In addition, Mutual has retained Regan & Associates to assist Mutual in distributing proxy materials and contacting record and beneficial owners of Mutual Common Stock. Mutual has agreed to pay Regan & Associates a fee of $7,500 plus out-of-pocket expenses up to $1,250 for its services to be rendered on behalf of Mutual.
                                   THE MERGER

     The information in this Proxy Statement/Prospectus concerning the terms of the Merger is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated by reference herein. All stockholders are urged to read the Merger Agreement in its entirety.

GENERAL

     Pursuant to the Merger Agreement, Mutual will be merged with Roosevelt, with Roosevelt being the surviving entity (the "Company Merger") and, immediately thereafter, Mutual Bank will be merged with Roosevelt Bank (the "Bank Merger" and, together with the Company Merger, the "Merger"). As soon as possible after the conditions to consummation of the Merger described below have been satisfied or waived, and unless the Merger Agreement has been terminated as provided below, Roosevelt and Mutual will file a certificate of merger with the Secretary of State of Delaware and articles of merger with the Secretary of State of Missouri for the Company Merger, and articles of combination with the OTS for the Bank Merger. The Company Merger will become effective upon the filing of the certificate of merger with the Secretary of State of Delaware and articles of merger with the Secretary of State of Missouri and the issuance of certificate of Merger by the Secretary of State of Missouri (the "Effective Time"). The Bank Merger will become effective at the time the articles of combination are endorsed by the OTS.

     At the Effective Time, each outstanding share of Mutual Common Stock (other than shares held by holders who perfect dissenters' rights and other excluded shares) of Mutual Common Stock held by Roosevelt or Mutual) shall be converted into a number of shares of Roosevelt Common Stock equal to the quotient of (A) $23.00 divided by (B) the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing Date. Each stockholder of Mutual shall be entitled to exchange Mutual Common Stock certificates for Roosevelt Common Stock certificates and thereupon shall cease to be a stockholder of Mutual, and the separate existence and corporate organization of Mutual shall cease.

BACKGROUND OF THE MERGER

     Mutual Bank has operated for years as a modestly sized, community-oriented savings institution primarily serving the personal banking needs of residents of the Jefferson City area in Missouri. Mutual Bank's historically conservative emphasis on accepting deposits from the general public and originating loans secured by single family residential properties located in its market area has remained relatively constant over the years. In the meantime, however, the financial markets of which Mutual Bank is a part, and especially the regulatory environment in which Mutual Bank operates, have become increasingly complex and, in recent years, have been undergoing fundamental restructuring, including rapid consolidation within the entire banking industry. Management's maintenance of Mutual Bank's conservative business practices throughout recent periods of increased competition for both deposits and loans in its market area allowed Mutual Bank to preserve its asset quality and maintain its high levels of capital but also resulted in an erosion of Mutual Bank's net yield from interest-bearing liabilities and interest-earning assets. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc."

     The initial public stock offering by Mutual in connection with Mutual Bank's mutual-to-stock conversion in January 1995 substantially increased Mutual's capitalization, thereby making it increasingly difficult to maintain an acceptable level of return on equity. Between August and November 1995, in light of Mutual Bank's modest return on equity and substantial prices being paid in numerous bank and thrift mergers, a principal stockholder of Mutual began to urge Mutual to engage a financial advisor to evaluate the possibility of an acquisition of Mutual at a price significantly above the prevailing market price for Mutual's stock. The Mutual Board was aware of these recommendations but, consistent with its fiduciary duties to Mutual and all of its stockholders and in light of applicable federal policies which generally prohibited Mutual from taking any action in connection with a change of control of Mutual during the first year after it converted from mutual to stock form (i.e., until January 31, 1996), did not respond to the stockholder's demands. From time to time, Mutual received informal inquiries from potential acquirors, but there were no substantive discussions regarding a possible acquisition.

     In early December 1995, Roosevelt contacted Mutual and expressed an interest in a possible business combination by sending a letter to the Mutual Board outlining general terms of a possible merger of Mutual with Roosevelt. The letter acknowledged that no action could be taken by Mutual before January 31, 1996. Previously, Roosevelt and Mutual had not had any business relationship, other than discussions between the respective banks that occurred in 1993 with respect to a possible merger conversion, which were terminated by Mutual due to the Mutual Board's determination that a merger conversion would not be in the best interests of Mutual at that time, (and other than the experience of Roosevelt's chief financial officer as Mutual's auditor between 1985 and 1993, when he was an accountant at Deloitte & Touche LLP). Roosevelt's expression of interest was expressly conditioned upon Mutual not soliciting any other potential acquirors. During December 1995, in connection with the completion of a regular regulatory examination, the OTS reviewed Mutual's modest profitability and directed the Mutual Board to take corrective action and not to implement the stock option and incentive plan and management recognition plan approved by Mutual's stockholders in October 1995 until Mutual's profitability was substantially improved.

     At the December meeting of the Mutual Board, Roosevelt's inquiry and the OTS directives were discussed, and representatives of Baird presented an overview of several strategic alternatives available to Mutual Bank, including a preliminary analysis of the inquiry from Roosevelt. Baird and the Mutual Board discussed whether Mutual Bank should remain a small independent savings institution and, if so, whether Mutual should adopt stock repurchase and/or dividend programs to boost Mutual's return on equity and also how Mutual might increase its net interest yield. They also discussed whether Mutual should merge with a larger institution and, if Mutual were to seek a merger, how Mutual would develop and evaluate merger opportunities. Baird informed the Mutual Board that in its opinion the merger price then proposed by Roosevelt ($22.00 per share) probably was not only close to the most Mutual could expect to receive from an acquiror but also in excess of the stock price Mutual could be expected to promptly obtain from improvements in its capital structure or operations as an independent institution. The Mutual Board authorized Baird to continue its strategic analysis of Mutual and deferred making any determination with respect to how to respond to the inquiry from Roosevelt in light of the regulatory restrictions imposed during the first year after conversion.

     In January 1996, Mutual formally retained Baird, and at the January meeting of the Mutual Board representatives of Baird presented further analysis of Mutual's strategic alternatives, including comparative estimates of potential returns to stockholders of Mutual if Mutual Bank were to remain an independent savings institution or merge with a larger institution, such as Roosevelt Bank. The Baird representatives also supplemented their preliminary analysis of the inquiry from Roosevelt with additional information regarding Roosevelt and possible terms of a merger. Upon consideration of the information presented and discussed at the meeting, the Mutual Board authorized management to direct Baird to conduct a thorough review of available strategic options as an independent savings institution and, in particular, to work with representatives of Roosevelt to develop a detailed evaluation of a possible merger with Roosevelt. In light of the merger price proposed by Roosevelt and Roosevelt's condition that Mutual not solicit indications of interest from other potential acquirors, the Mutual Board determined that neither Mutual nor Baird should make any such solicitation at that time.

     From the January 1996 meeting of the Mutual Board until a special meeting of the Mutual Board held in early March 1996, Mutual's management and financial advisor continued their evaluation of Roosevelt's proposal without any formal action by the Mutual Board.

     In early March 1996, the Mutual Board held a special meeting for the express purpose of considering the Roosevelt proposal. At the meeting, the Mutual Board discussed with its financial advisor and legal counsel the terms and conditions of Roosevelt's proposal, the historical results and future prospects of Mutual and Roosevelt and their respective stock prices, the extent of the Mutual Board's fiduciary duties on behalf of Mutual and the process involved in the negotiation of a merger. The Mutual Board directed management and Baird to continue negotiations with Roosevelt, including the execution of a confidentiality agreement, the commencement of due diligence reviews of Mutual and Roosevelt and the pursuit of improvements in various terms of the proposed merger, including an increase in the merger price above the $22.00 of Roosevelt stock to be issued in exchange for each share of Mutual stock as originally proposed by Roosevelt.

     Thereafter, Mutual's management and financial advisor performed a thorough review of Roosevelt, Roosevelt performed its own review of Mutual, and Mutual's management, financial advisor and legal counsel conducted intensive discussions and negotiations with Roosevelt and its legal counsel regarding terms of a proposed merger and agreement. These negotiations resulted in an increase in the merger price from $22.00 to $23.00 per share, as well as various other changes from Roosevelt's original proposal. Between early March and early April 1996, the Mutual Board held several meetings regarding the proposed merger, in which Mutual's financial advisor and legal counsel participated, at which the status and progress with respect to various issues in connection with the discussions and negotiations with Roosevelt were considered.

     On April 9, 1996, upon the completion of negotiations between Mutual and Roosevelt, the Mutual Board met to consider approval of the Merger Agreement and the Merger. At this meeting, Mutual's financial advisor presented analyses of Mutual, Roosevelt and the financial terms of the proposed merger, and Mutual's legal counsel thoroughly reviewed the terms and conditions of the Merger Agreement. After discussion, the Mutual Board unanimously approved the Merger and authorized the execution of the Merger Agreement. Following the meeting, the Merger Agreement was executed by the respective parties, and a joint press release was issued announcing the agreement.

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Mutual Board considered the Merger and the terms of the Merger Agreement, including the consideration to be received by Mutual's stockholders in the Merger, in light of economic, financial, legal and market factors and concluded that the Merger is in the best interests of Mutual. The terms of the Merger Agreement are the result of arms' length negotiations between Mutual and Roosevelt, as well as consultations between Mutual and its financial advisor and special legal counsel. Among the factors considered by the Mutual Board were the historical operating results, current financial condition, business and management and future financial and other prospects of Mutual and Roosevelt and the advice of Baird as to the fairness to Mutual's stockholders, from a financial point of view, of the consideration to be received by them in the Merger. Also considered were the relative size and geographic market areas of Mutual and Roosevelt. The Mutual Board believes that the Merger will afford Mutual's stockholders the benefit of Roosevelt's larger market capitalization and the more liquid market for Roosevelt Common Stock and will offer enhanced opportunities for Mutual Bank to meet the needs of banking customers and other members of the Jefferson City area communities served by Mutual Bank. The Mutual Board believes that Mutual Bank will be in an enhanced competitive position with respect to other financial institutions in its market area after the Merger.

     The Mutual Board unanimously recommends that the holders of Mutual Common Stock vote FOR approval of the Merger Agreement and the Merger.

MERGER CONSIDERATION

     Subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Mutual Common Stock issued and outstanding immediately prior to the Merger (other than shares held by holders who perfect dissenters' rights and other excluded shares) will be converted into a number of shares (the "Exchange Ratio") of Roosevelt Common Stock equal to the quotient of (A) $23.00 divided by (B) the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing Date. The Exchange Ratio was determined through arm's-length negotiations between Roosevelt and Mutual, which was advised during such negotiations by its financial advisor.

     Each share of Roosevelt Common Stock issued and outstanding at the Effective Time will remain outstanding and unchanged as a result of the Merger. No fractional shares of Roosevelt Common Stock will be issued in the Merger, and Mutual stockholders who otherwise would be entitled to receive a fractional share of Roosevelt Common Stock will receive a cash payment in lieu thereof. See "--Fractional Shares."

     If the Closing Date had been May 16, 1996, each shareholder of Mutual would have been entitled to receive 1.2399 shares of Roosevelt Common Stock for each share of Mutual Common Stock held. The last reported sale price for Mutual Common Stock as of that date as reported on the Nasdaq Small Cap System was $21.375 per share.

OPINION OF FINANCIAL ADVISOR

     General. Mutual retained Baird to act as its financial advisor in connection with the Merger based on Mutual's prior relationship with Baird and Baird's experience in such matters. Baird, as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Baird is familiar with Mutual, having provided advisory services in connection with Mutual's mutual-to-stock conversion and the negotiations leading to the Merger Agreement.

     On April 9, 1996, Baird delivered its written opinion to the Mutual Board that, as of such date, the consideration to be received by Mutual's shareholders pursuant to the Merger Agreement was fair from a financial point of view.

     THE FULL TEXT OF THE BAIRD OPINION, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX II AND IS INCORPORATED HEREIN BY REFERENCE. MUTUAL S SHAREHOLDERS ARE URGED TO READ THE BAIRD OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF THE BAIRD OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     The consideration received by Mutual pursuant to the Merger Agreement was determined by Mutual and Roosevelt in their negotiations. No limitations were imposed by the management of Mutual or the Mutual Board on Baird with respect to its investigation or procedures followed in rendering its opinion.

     In connection with its opinion, Baird reviewed the Merger Agreement, Mutual s proxy statement dated September 1, 1995, Mutual's audited financial statements for the five fiscal years ending June 30, 1995 and its interim financial statements on Form 10-Q for the periods ended September 30, 1995 and December 31, 1995, financial budgets and analyses prepared by management of Mutual, the views of senior management and the Mutual Board on the past and future business operations of Mutual, and certain reported price and trading history for Mutual Common Stock. In developing its opinion, Baird performed a number of analyses. These analyses included but were not limited to an analysis of Mutual s audited financial statements for the past five years, an analysis of comparable prices and terms governing recent transactions, a comparison of other financial information prepared by management of Mutual and dilution analyses. Baird believes, based on its experience as an investment banking firm and its specific expertise valuing financial institutions, that its methods are an effective means of evaluating the fairness of a transaction from a financial point of view.

     Baird has relied on the completeness and accuracy of the financial records provided to it by Mutual and Roosevelt. Baird has not independently verified such information or conducted any independent appraisals of Mutual's assets or liabilities, including real property. Baird's opinion is based on the economic and market data that prevailed as of the date of such opinion.


     The Baird opinion was rendered without regard to the necessity for or level of any restrictions, obligations or undertakings that may be required in the course of obtaining regulatory approvals for the Merger. The Baird opinion does not constitute a recommendation to any Mutual stockholder as to how such stockholder should vote at the Special Meeting.

     Mutual has agreed to pay Baird a fee of $90,000 upon the delivery of a fairness opinion to the Mutual Board. Additionally, if the Merger is consummated, Mutual has agreed to pay Baird an additional fee of $60,000. Mutual has also agreed to reimburse Baird for reasonable out-of-pocket expenses and has agreed to indemnify Baird against certain liabilities, including liabilities under the federal securities laws, in connection with the engagement of Baird by Mutual. In addition to the fees for the financial advisory services referred to herein, Baird received fees of $113,952 for its advice and assistance in connection with Mutual's conversion from mutual to stock form in January
1995.
     Summary of Financial Analyses. In connection with its opinion on the consideration to be received pursuant to the Merger Agreement and the presentation of such opinion to the Mutual Board, Baird performed several valuation analyses with respect to Mutual. They included:

     .    Stock trading history.

     . Analysis of Mutual's value against comparative prices and terms of recent transactions involving the acquisition of thrifts by other institutions.

     . Analysis of Mutual's value compared to comparative prices and terms of recent transactions involving the acquisition of thrifts by other institutions after adjusting Mutual's financial information for an implied dividend which brings capital to a fully leveraged ratio to assets.

     .    A discounted dividend analysis for Mutual.

     . Analysis of earnings per share and book value of the pro-forma combined entity.


     The preparation of a fairness opinion involves various determinations as to appropriate and relevant methods of financial analysis and application of those methods to particular circumstances, and therefore such an opinion is not readily summarized. In arriving at its fairness opinion, Baird did not expressly attribute any particular weight to any analysis or factor considered by it but rather implicitly made qualitative judgments as to the significance and relevance of each analysis and factor. The fact that any specific analysis is referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis. Baird may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that ranges of valuation resulting from particular analyses should not be considered Baird's view of the actual value of Mutual or the combined company. As a result, Baird believes that its analyses must be considered as a whole and that considering portions of analyses and factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its fairness opinion.


     The following presents a summary of the analysis used in connection with providing its opinion to Mutual. This summary is not intended to be a complete description of the analysis performed by Baird.

     Stock Trading History. Baird reviewed the trading prices and volume of Mutual since the mutual-to-stock conversion of Mutual Bank. Mutual's stock exhibited modest, post-conversion pricing performance for newly public savings and loan holding companies, until late July and August 1995, when a significant shareholder of Mutual began to publicly call for the possible sale of Mutual.
At that time, Mutual s stock price increased from approximately $13.00 per share in late July 1995 to approximately $18.00 per share in late September 1995 and subsequently traded at between $16.00 and $18.00 per share until the announcement of the Merger Agreement.

     Comparative Transactions. Baird evaluated more than 40 financial institution merger and acquisition transactions in considering the fairness of the Merger proposal. The transactions were grouped into four major categories.

     . Savings institutions acquired by other financial institutions with assets of less than $100.0 million and capital exceeding 10.0% (16 transactions). No geographical restrictions were placed on the location of institutions in this group. However, all of the transactions in this group occurred between April 1995 and March 29, 1996.

     . Midwestern savings institutions of less than $100.0 million in assets that were acquired between April 1995 and March 29, 1996 (13 transactions).

     . Missouri savings institutions acquired between August 1993 and March 29, 1996 (ten Transactions).

     . A specific group of savings institutions acquired by other financial institutions. This group had characteristics generally believed to be similar in nature to Mutual (ten transactions).


     The following table compares selected ratios with respect to the Merger and the four groups described above.

                                               Mutual/                         Medians
                                                             --------------------------------------------
                                           Roosevelt /(1)/    High Cap    Midwest    Missouri   Selected
                                           ---------------    --------    -------    --------   --------
Purchase Price/Book Value                          123.46%     147.65%    148.56%     144.45%    153.24%
Purchase Price/Tangible Book Value                 123.46%     147.65%    148.56%     145.43%    153.24%
Purchase Price/Earnings                             60.40x      23.57x     23.20x      13.73x     17.97x
Purchase Premium/Deposits                            3.06%      10.09%      8.06%       7.42%      3.99%
Purchase Price/Assets                               13.97%      21.75%     19.30%      15.06%     11.57%
/(1)/  Based on financials at December
 31, 1995

     Discounted Dividend Analysis. Baird estimated the present value of the future stream of dividend payments Mutual could make to its shareholders based on a dividend sufficient to reduce Mutual s capital to no lower than 6.0%. Baird based its earnings and growth analyses on historical trends of Mutual.

     Baird estimated terminal values using the following assumptions:

     . Financial analysis regarding Mutual's reasonable earnings prospects. Terminal income growth rate of between 4.0% and 6.0%.

     .    Discount rates of between 11.0% and 12.5%.

     .    Annual increase of  earnings of  5.0%.

     Based on these analyses, Baird concluded that the range of value of Mutual is between $3.3 million and $4.1 million, representing a price of from $10.00 to $12.22 per share.

     Deleveraged Capital. Baird also evaluated a deleveraged capital analysis of the four Comparative Groups to develop a comparative range of values for Mutual. Baird adjusted certain financial statistics of Mutual and the Comparative Groups by an amount reflecting excess capital, or capital exceeding 8.0% (the "Specific" Comparative Group had a median capital-to-assets ratio of 7.61% and was considered fully leveraged). Excess capital was treated as if it were paid out as a dividend prior to acquisition. Baird used acquisition group multiples at the median price to book levels and adjusted Mutual financial information. Based on this analysis, Mutual had a range of value between $8.1 million and $9.5 million, or between $24.37 per share and $28.42 per share. Baird considered the result of this analysis in conjunction with the results of other analyses, including the indicated Purchase Price/Earnings multiples for the Merger and comparative transactions, in delivering its fairness opinion.


     Dilution Analysis. Baird analyzed selected financial information for the pro-forma combined institution resulting from the Merger Agreement. In calculating financial information for the pro-forma combined institution, Baird used financial information for Mutual and Roosevelt, based on the due diligence it conducted of each company. Such information included estimates of earnings per share for calendar years 1996, 1997 and 1998. Baird estimated that Roosevelt s per share earnings' dilution would be less than 1.0% for each of the next three years.

     Because no comparative group or individual transactions are identical to the Merger, Baird indicated to the Mutual Board that the analyses described herein are not mathematical but rather involve complex considerations and judgments concerning differences in operating and financial characteristics, including differences in revenue composition and earnings performance. The analyses were prepared solely for the purpose of Baird s written opinion to the Mutual Board and do not purport to be appraisals or necessarily reflect the prices for which Mutual or its securities may be sold. Analyses based on forecasts of future results may not necessarily be indicative of future results, which may be significantly more or less favorable than suggested by such analyses.

     Based upon the analyses described above, including the indicated Purchase Price/Earnings multiples for the Merger and comparative transactions, as well as the consideration of such factors as it deemed relevant, on April 9, 1996, Baird delivered its opinion to the Mutual Board that, as of that date, the consideration to be received by the holders of Mutual Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

EFFECTIVE TIME AND CLOSING DATE

     The Company Merger will become effective at the time and on the date of the filing of a certificate of merger with the Secretary of State of Delaware and articles of Merger under the Secretary of State of Missouri and upon the issuance of a certificate of merger by the Secretary of State of Missouri. The Bank Merger will become effective at the time the articles of combination for such merger are endorsed by the OTS. The effectuation of the Merger will occur only after the receipt of all requisite regulatory approvals, the approval of the Merger Agreement by the requisite vote of Mutual's stockholders and the satisfaction or waiver of all other conditions to the Merger. The closing of the Merger shall occur on the last business day of the first calendar month as soon as practicable after the satisfaction or waiver of all conditions and obligations of Roosevelt and Mutual to consummate the Merger, or at another time agreed to by Roosevelt and Mutual (the "Closing Date").

APPRAISAL RIGHTS

     Each holder of Mutual Common Stock has the right to dissent from the Merger and receive the fair value of such shares of Mutual in cash if the shareholder follows the procedures set forth in Section 351.455 of the Missouri Act set forth as Appendix III, the material provisions of which are summarized below. Under the Missouri Act, a holder of Mutual Common Stock may dissent and Roosevelt, as the surviving corporation, must pay to such shareholder the fair value of such shareholder's shares of Mutual Common Stock as of the day prior to the Special Meeting if such shareholder (i) files with Mutual prior to or at the Special Meeting a written objection to the Merger; and (ii) does not vote in
                                                   ---
favor thereof; and (iii) within 20 days after the Effective Time makes written
               ---
demand on Roosevelt for payment of the fair value of the shares held by such shareholder as of the day prior to the date of the Special Meeting. Such demand shall state the number of shares owned by such dissenting shareholder. Any shareholder failing to make demand within the 20-day period shall be conclusively presumed to have consented to the Merger and shall be bound by the terms thereof. Promptly after the Effective Time, Roosevelt will include notice of the Effective Time in its letter to all shareholders of Mutual notifying them of the procedures to exchange their shares for those of Roosevelt. A failure to vote against the Merger Agreement will not constitute a waiver of the shareholder's dissenter's rights. A Mutual shareholder who returns an executed proxy card without any voting instructions specified with respect to the Merger Agreement proposal, however, will be deemed to have voted in favor of the Merger Agreement and the Merger, thereby waiving his or her dissenter's rights. A PROXY OR VOTE AGAINST THE MERGER WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN OBJECTION FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

     If within 30 days after the Effective Time, the value of such shares is agreed upon between the dissenting shareholder and Roosevelt, payment therefor must be made within 90 days after the Effective Time, upon the surrender by such shareholder of the certificate or certificates representing said shares. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares or in Roosevelt.

     If within such period of 30 days, the shareholder and Roosevelt do not agree as to value, then the dissenting shareholder may, within 60 days after the expiration of the 30-day period, file a complaint in the court of competent jurisdiction within St. Louis County, Missouri, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against Roosevelt for the amount of such fair value as of the day prior to the date of the Special Meeting with interest thereon to the date of such judgment. The "fair value" determined by the court may be more or less than the amount offered to Mutual shareholders under the Merger Agreement. The judgment will be payable only upon and simultaneously with the surrender to Roosevelt of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder will cease to have any interest in such shares or in Roosevelt. Unless the dissenting shareholder shall file such complaint within the 60-day period, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the Merger, and shall be bound by the terms thereof.

     The above summary of the provisions regarding dissenters' rights under the Missouri Act is qualified in its entirety by the text of Section 351.455 of the Missouri Act, attached hereto as Appendix III.

FRACTIONAL SHARES

     No certificates or scrip representing fractional shares of Roosevelt Common Stock will be issued upon the surrender for exchange of certificates representing Mutual Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Roosevelt. Each stockholder of Mutual who otherwise would be entitled to a fractional share of Roosevelt Common Stock in the Merger will receive a cash payment in lieu thereof (without interest) in an amount determined by multiplying the fractional share interest to which stockholder would otherwise be entitled by the weighted average sale price of all Roosevelt Common Stock trading on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing Date.

EXCHANGE OF CERTIFICATES

     As soon as practicable after the Effective Time, an exchange agent designated by Roosevelt (the "Exchange Agent") will deliver to each Mutual holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Mutual Common Stock (the "Certificates"), a transmittal letter and instructions to be used in surrendering Certificates in exchange for (i) certificates representing the number of shares of Roosevelt Common Stock into which their shares of Mutual Common Stock were converted pursuant to the Merger Agreement, and (ii) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such stockholder has the right to receive in respect of the Certificates surrendered in connection with the Merger. No interest will be paid or accrued on the cash in lieu of fractional shares or on the unpaid dividends and distributions, if any, payable to holders of Mutual Common Stock.

           MUTUAL STOCKHOLDERS SHOULD NOT FORWARD THEIR MUTUAL STOCK CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL LETTER AND INSTRUCTIONS.

     Until such surrender and subject to the effect, if any, of applicable law, the Certificates will as of the Effective Time represent ownership of the number of shares of Roosevelt Common Stock into which such shares were converted in the Merger, and the holders will be entitled to all rights and privileges of holders of Roosevelt Common Stock, except that holders of Certificates will not be entitled to receive dividends declared by Roosevelt until the Certificates are so surrendered. Following surrender of the Certificates in accordance with the terms of the Merger Agreement, the holders of newly issued Roosevelt certificates will be paid, without interest, any dividends with respect to the shares of Roosevelt Common Stock the record date for which is after the Effective Time (less any taxes that may have been imposed thereon).

     Any Certificate representing shares of Roosevelt Common Stock to be issued in a name other than that in which the Certificate is registered must be properly endorsed and otherwise in proper form for transfer, and the holder requesting such exchange must pay to the Exchange Agent in advance any transfer or other taxes in connection therewith.

     In the event any Certificate has been lost, stolen or destroyed, upon the mailing of an affidavit of that fact by the holder of such Certificate and the posting of any bond required by Roosevelt or the Exchange Agent, Roosevelt or the Exchange Agent will issue for such lost, stolen or destroyed Certificate, the shares of Roosevelt Common Stock and deliver cash due to the holder of such Certificate under the terms of the Merger Agreement.

     After the Effective Time, there will be no further transfers on the records of Mutual of the Certificates, and, if such Certificates are presented to Roosevelt for transfer, they will be cancelled against delivery of certificates for Roosevelt Common Stock.

     After the Effective Time, holders of unsurrendered Certificates shall be entitled to vote at any meeting of Roosevelt stockholders at which holders of Roosevelt Common Stock are eligible to vote, regardless of whether such holders have exchanged their Certificates.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. Shares of Mutual Common Stock held by directors, officers and employees of Mutual will be converted into the right to receive Roosevelt Common Stock under the Merger Agreement on the same basis as shares held by other Mutual shareholders. As a result, the following paragraphs describe interests of Mutual's directors, officers and employees in the Merger in addition to their interests generally as stockholders of Mutual. The Mutual Board was aware of these interests and considered them in approving the Merger Agreement and the Merger.

     Indemnification. Roosevelt has agreed to indemnify, defend and hold harmless the present and former directors, officers and employees of Mutual and its subsidiaries against all liabilities, claims, losses, damages or judgments, or amounts paid in settlement with the approval of Roosevelt of any claim, action or suit arising out of actions or omissions occurring at or prior to the time of the Merger, to the fullest extent permitted by Mutual's articles of incorporation or bylaws or Missouri or federal law, and Roosevelt has further agreed to use its reasonable best efforts to cause the persons serving as officers and directors of Mutual Bank immediately prior to the Merger to be covered for a period of three years from the time of the Merger by single-premium tail coverage under the directors' and officers' liability insurance policy maintained by Mutual Bank with respect to acts or omissions occurring prior to the Merger which were committed by such officers and directors in their capacities as such; provided, however, that in no event will Roosevelt be required to expend more than 150% of the annual amount currently expended by Mutual Bank to maintain or procure such insurance coverage and further provided that if Roosevelt is unable to maintain or obtain such insurance coverage, Roosevelt will use its reasonable best efforts to obtain as much comparable insurance as is available for such amount.

     Advisory Board Directors. For at least one year after the Merger, and for so long thereafter as is deemed mutually beneficial, Mutual's directors and directors emeriti are expected to consult and advise Roosevelt, and assist in the orderly transition of customer relationships from Mutual Bank to Roosevelt Bank, as advisory directors of Roosevelt Bank, for which services such persons will receive a fee of $1,000 per month.

     Employee Severance Benefits; Continuing Employees. Roosevelt Bank anticipates retaining the employees of Mutual Bank as employees of Roosevelt Bank after the Effective Time, subject to the needs of Roosevelt Bank and the qualifications of such employees. As a general matter, those employees who are not retained for at least six months after the Effective Time, with at least their current salary and at their present principal location of employment, will be offered a severance arrangement of (i) four weeks' pay plus (ii) an additional week's pay for each year of service to Mutual or any of its subsidiaries, except each executive officer of Mutual as of April 9, 1996 (specifically, Donald L. Connor, Frank M. Vernon and Dale L. Smith), who is not similarly so retained shall receive instead a severance payment in the amount of twice the amount of such executive officer's annual base salary at the rate in effect as of April 9, 1996. It is estimated that the severance payment amounts for Messrs. Connor, Vernon and Smith would be approximately $127,272, $90,264 and $84,816, respectively. Employees (including executive officers) of Mutual and its subsidiaries who continue in employment with Roosevelt or any of its subsidiaries following the Effective Time shall be credited for prior years of service with Mutual and its subsidiaries for purposes of eligibility, vesting and the accrual of benefits (but not for the accrual of benefits under tax-qualified defined benefit pension plans maintained by Roosevelt or any of its subsidiaries) under benefit plans and policies of Roosevelt and its subsidiaries (including, without limitation, vacation and sick leave policies), there shall be no exclusion from medical coverage as the result of pre-existing conditions that were covered under the medical plan of Mutual or any applicable subsidiary, and such employees shall be entitled to participate on an equitable basis in the same benefit plans and policies as are generally available to Roosevelt and Roosevelt Bank employees of similar rank and status.

     Employee Stock Ownership Plan. At the Effective Time, all shares of Mutual Common Stock under the control of the Mutual ESOP will be converted into the right to receive the Merger Consideration. Each Mutual ESOP participant will receive a number of shares of Roosevelt Common Stock equal to the number of shares of Mutual Common Stock allocated to his or her account multiplied by the Exchange Ratio. In addition, with respect to shares of Roosevelt Common Stock received by the Mutual ESOP in exchange for shares of Mutual Common Stock not allocated to accounts of participants, the trustees of the Mutual ESOP as soon as practicable after the Effective Time (but not before the publication of financial results covering at least 30 days of combined operations after the Merger) will liquidate the number of shares of such Roosevelt Common Stock necessary to retire the outstanding Mutual ESOP debt and distribute the remaining shares to participants in the Mutual ESOP in proportion to the account balances of such participants as they existed as of the Effective Time, subject to the limitations of Section 415 of the Code. At May 16, 1996, there were 14 participants in the Mutual ESOP. Based on the last reported sale price for Roosevelt Common Stock on the Nasdaq National Market on May 16, 1996 of $18.125 per share, and based on the projected Mutual ESOP loan balance at September 30, 1996 and Mutual ESOP share allocation as of June 30, 1996, it was estimated that the value of this additional Mutual ESOP allocation for Donald L. Connor, Frank
M. Vernon and Dale L. Smith would have been approximately $57,766, $40,402 and $37,920, respectively.

REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement each of Mutual, Mutual Bank, Roosevelt and Roosevelt Bank has made certain representations and warranties relating to, among other things, the parties' respective organization, capitalization, qualification to do business and compliance with applicable law, corporate authority relative to the Merger Agreement, the timely filing of all regulatory reports, reliability of financial statements, taxes, employee arrangements and benefits, compliance with the Community Reinvestment Act (the "CRA"), the truth and accuracy of information prepared and provided by them in connection with the Merger and the absence of certain legal proceedings and other events, including material adverse changes in the parties' business, financial condition, operations or assets. For detailed information on such representations and warranties, see Articles II and III of the Merger Agreement attached hereto as Appendix I.

CONDITIONS TO THE MERGER

     The respective obligations of Roosevelt, Roosevelt Bank, Mutual and Mutual Bank to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved by the stockholders of Mutual; (ii) all requisite approvals of the Merger Agreement shall have been received from the OTS and all other applicable regulatory authorities, if any, without the imposition of any condition which differs from conditions customarily imposed by such regulatory authorities in orders approving acquisitions of the type contemplated by the Merger Agreement, and all applicable waiting periods shall have expired; (iii) the Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order;
(iv) neither Roosevelt, Roosevelt Bank, Mutual nor Mutual Bank shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; (v) Roosevelt and Mutual shall have received, from counsel or independent certified accountants mutually acceptable to them, an opinion to the effect that, among other things, the Merger will constitute a reorganization within the meaning of
Section 368 of the Code and that no gain or loss will be recognized by Roosevelt, Roosevelt Bank, Mutual or Mutual Bank, or by the stockholders of Mutual (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Common Stock); and (vi) the shares of Roosevelt Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance. For additional information, see Section 6.1 of the Merger Agreement attached hereto as Appendix I.

     In addition, the obligations of Mutual and Mutual Bank to consummate the Merger are subject to the satisfaction by Roosevelt and Roosevelt Bank or waiver by Mutual and Mutual Bank of the following conditions: (i) the representations and warranties of Roosevelt and Roosevelt Bank contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Effective Time except (A) to the extent such representations and warranties are by their express provisions as of a specific date, (B) for the effect of the transactions contemplated by the Merger Agreement and (C) where the failure to be true and correct would not have a material adverse effect on Roosevelt and its subsidiaries, taken as a whole, and Mutual and Mutual Bank shall have received a certificate of the president and chief executive officer of Roosevelt and Roosevelt Bank to that effect; (ii) Roosevelt and Roosevelt Bank shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement prior to the Effective Time and Mutual and Mutual Bank shall have received a certificate of the president and chief executive officer of Roosevelt and Roosevelt Bank to that effect; (iii) Mutual and Mutual Bank shall have received an opinion from counsel to Roosevelt and Roosevelt Bank dated the Closing Date regarding certain legal matters; and (iv) certificates for the number of shares of Roosevelt Common Stock and cash for fractional share interests necessary to effectuate the exchange of Mutual Common Stock for the Merger Consideration shall have been delivered to the Exchange Agent. For additional information, see Section 6.2 of the Merger Agreement attached hereto as Appendix I.

     In addition, the obligations of Roosevelt and Roosevelt Bank to consummate the Merger are subject to the satisfaction by Mutual and Mutual Bank or waiver by Roosevelt and Roosevelt Bank of the following conditions: (i) the representations and warranties of Mutual and Mutual Bank contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Effective Time except (A) to the extent such representations and warranties are by their express provisions as of a specific date, (B) for the effect of the transactions contemplated by the Merger Agreement and (C) where the failure to be true and correct would not have a material adverse effect on Roosevelt as the surviving corporation and Roosevelt and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Mutual and Mutual Bank to that effect; (ii) Mutual and Mutual Bank shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement prior to the Effective Time and Roosevelt and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Mutual and Mutual Bank to that effect; (iii) Roosevelt and Roosevelt Bank shall have received an opinion from counsel to Mutual and Mutual Bank dated the Closing Date regarding certain legal matters; (iv) Mutual and Mutual Bank shall have obtained all consents and approvals required to be obtained in connection with the Merger other than those which, individually or in the aggregate, would not have a material adverse effect on Roosevelt as the surviving corporation; (v) Roosevelt shall have received a letter from its independent accountants to the effect that the Merger will qualify for pooling of interests accounting treatment; and (vi) Roosevelt shall have received from the "affiliates" of Mutual certain letters with respect to the resale of shares of Roosevelt Common Stock received by them in the Merger. For additional information, see Section 6.3 of the Merger Agreement attached hereto as Appendix I.

     There can be no assurance that the conditions to consummation of the Merger will be satisfied or waived. In the event the conditions to either party's obligations become impossible to satisfy in any material respect, the other party may elect to terminate the Merger Agreement. See "--Waiver and Amendment; Termination."

REGULATORY APPROVALS

     The Merger is subject to the approval of the OTS. Roosevelt filed an application for approval of the Merger with the OTS on May 21, 1996, and anticipates receiving such approval in the third quarter of 1996. There can be no assurance as to the receipt or timing of such approval.

     It is a condition to the consummation of the Merger that all requisite regulatory approvals be obtained without the imposition of any condition which differs from conditions customarily imposed by the OTS in orders approving acquisitions of the type contemplated by the Merger Agreement. There can be no assurance that any such approval will not contain terms, conditions or requirements which cause such approval to fail to satisfy such condition to the consummation of the Merger.

     Under federal law a period of 30 days, subject to reduction to 15 days by the OTS with the concurrence of the Department of Justice, must expire following approval by the OTS within which period the Department of Justice may file objections to the Merger under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless acceptable accommodations are made. While the parties believe that the likelihood of such action by the Department of Justice is unlikely in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding.

WAIVER AND AMENDMENT; TERMINATION

     Prior to the Effective Time, the board of directors of any party to the Merger Agreement may waive compliance with any term, condition or provision of the Merger Agreement where such party or the stockholders of such party are entitled to the benefits thereof.

     Subject to applicable law, the Merger Agreement may be amended by action of the Roosevelt and Mutual Boards at any time before or after approval of the Merger Agreement by the stockholders of Mutual, provided that after approval by the stockholders of Mutual, no amendment may (i) alter or change the amount or kind of consideration to be received by holders of Mutual Common Stock as provided in the Merger Agreement or (ii) adversely affect the tax treatment to Mutual stockholders of the Merger Consideration. In addition, Roosevelt may cause the Merger Agreement to be amended to change the method of effecting the Merger, to the extent permitted by applicable law. No such amendment, however, may (i) alter or change the amount or kind of the Merger Consideration, (ii) diminish the benefits to be received by the directors, officers or employees of Mutual and Mutual Bank as set forth in the Merger Agreement or in any other agreements between the parties made in connection with the Merger Agreement,
(iii) materially impede or delay the consummation of the Company Merger or (iv) adversely affect the tax treatment of Mutual stockholders as a result of receiving the Merger Consideration.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval of the matters presented herein by Mutual's stockholders, by mutual consent of the boards of directors of Roosevelt and Mutual or by the board of directors of either Roosevelt or Mutual if (i) the Company Merger is not consummated by February 28, 1997; (ii) any required regulatory approval is not obtained (iii) the required approval of Mutual's stockholders is not obtained (provided, in the case of subparagraphs (i), (ii) and (iii), that the terminating party is not then in material breach of the Merger Agreement); or (iv) the other party has materially breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and has failed to, or cannot, cure in a timely manner such breach after receiving written notice of such breach. See "The Merger--Waiver and Amendment; Termination." Under the Merger Agreement, Mutual must pay Roosevelt a fee of $500,000 in cash in the event the Merger is not consummated if certain events occur by October 9, 1997. See "The Merger-- Expenses; Termination Fee" and Section 7.2 of the Merger Agreement attached hereto as Appendix I.

     The representations, warranties and agreements of the parties set forth in the Merger Agreement shall not survive the Effective Time, and shall be terminated and extinguished at such time. From and after the Effective Time, neither of the parties shall have any liability to the other on account of any breach or failure of any of the representations, warranties and agreements in the Merger Agreement, except with respect to agreements of the parties which by their terms are intended to be performed after the Effective Time and with respect to liability for an uncured material breach of the Merger Agreement.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of Roosevelt and Mutual has agreed, with respect to it and its subsidiaries, that, prior to the Effective Time, it will (i) conduct its business only in the ordinary and usual course consistent with past practices, and (ii) use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

     In addition, Mutual has agreed that, prior to the Effective Time, it and its subsidiaries will not, without the prior written consent of Roosevelt: (i) declare or pay any dividends or other distributions on its capital stock (other than certain inter-company dividends); (ii) enter into or amend any employment or similar agreement or arrangement, materially modify any employee benefit plan or grant any salary or wage increase (A) other than increases consistent with past practice and required by applicable law or contract, (B) as provided for in the Merger Agreement or (C) as to which Roosevelt does not disapprove after written notification by Mutual; (iii) except as required in fulfillment of the fiduciary duties of the Mutual Board (as determined in consultation with counsel), authorize, recommend, propose or announce an intention to authorize, so recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (aside from the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contractual rights; (iv) propose or adopt any amendments to its certificate of incorporation or other charter document or bylaws, other than as required by law or regulation or provided for in the Merger Agreement; (v) issue, sell, grant, confer or award any shares of its capital stock, or effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement; (vi) purchase, exchange or otherwise acquire or dispose of any shares of its capital stock; (vii) except as provided for in the Merger Agreement or in honor of existing contractual obligations, enter into, increase or modify certain loan or credit commitments, without first consulting with Roosevelt or unless Roosevelt does not object after notification by Mutual, as applicable, or enter into any agreement or engage in any transaction which reasonably could be construed as materially affecting the asset/liability management or interest rate risk management position of Mutual or Mutual Bank;
(viii) directly or indirectly (A) initiate, solicit or encourage any discussions or proposals relating to the disposition of any significant portion of the business or assets of Mutual or any subsidiary or the acquisition of 10% or more of the shares of any class of capital stock of Mutual or any subsidiary or the merger of Mutual or any subsidiary with any person (other than Roosevelt) or any similar transaction or (B) except as required in fulfillment of the fiduciary duties of the Mutual Board (in consultation with counsel), provide any such person with information or assistance or negotiate with any such person with respect to any such transaction; (ix) take any action that would (A) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Roosevelt or Mutual to obtain any required approval of any regulatory authority or to perform its covenants and agreements under the Merger Agreement, (B) prevent the Merger from qualifying as a pooling of interests for accounting purposes or (C) prevent the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) or (D) of the Code; (x) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; or (xi) agree in writing or otherwise take any of the foregoing actions or engage in any activity, enter into any transaction or take or omit to take any other act which would make any of the representations and warranties of Mutual and Mutual Bank in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act.

EXPENSES; TERMINATION FEE

     All expenses incurred in connection with the Merger Agreement and the consummation of the Merger are to be paid by the party incurring such expenses, except that Roosevelt will pay all printing and mailing expenses and filing fees associated with this Proxy Statement/Prospectus and all filings with regulatory authorities for approval of the Merger Agreement.

     If the Merger is not consummated by October 9, 1997 and a Fee Event (as defined below) occurs prior thereto, under the Merger Agreement, Mutual must pay Roosevelt on demand a fee of $500,000 in cash in recognition of the expenses of, and other opportunities foregone by, Roosevelt in connection with the Merger Agreement. A Fee Event shall be deemed to have occurred if: (i) any person other than Roosevelt or an affiliate of Roosevelt acquires beneficial ownership of 25% of the then-outstanding shares of Mutual Common Stock; (ii) without having received Roosevelt's prior written consent, Mutual or any of its affiliates enters into an agreement to engage in, or the Mutual Board recommends that Mutual's stockholders approve or accept, an Acquisition Transaction (as defined below) with any person other than Roosevelt or any of its subsidiaries; or (iii) Mutual or any of its subsidiaries or stockholders receives a proposal from a third party to engage in an Acquisition Transaction and after such proposal (A) Mutual willfully breaches the Merger Agreement entitling Roosevelt to terminate the Merger Agreement, (B) Mutual stockholders do not approve the Merger Agreement at the Special Meeting, (C) the Special Meeting is not held or is canceled prior to termination of the Merger Agreement for reasons other than the fault of Roosevelt or (D) the Mutual Board withdraws or modifies its recommendation with respect to the Merger Agreement in a manner adverse to Roosevelt. Notwithstanding the foregoing, Mutual will not be obligated to pay such termination fee if, prior to a Fee Event, the Merger Agreement is terminated by mutual consent of the respective Boards of Directors of Roosevelt and Mutual, or by Mutual because any required regulatory approval has been denied, or Roosevelt has committed a material breach of a representation, warranty, covenant or agreement set forth in the Merger Agreement which Roosevelt has failed to cure in a timely manner after receiving written notice of such breach.

     Under the Merger Agreement, each of the following will be deemed an Acquisition Transaction: (i) a merger or consolidation or similar transaction involving Mutual or Mutual Bank; (ii) the purchase, lease or other acquisition of all or substantially all of the assets of Mutual or any if its subsidiaries; or (iii) the purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Mutual or Mutual Bank.

ACCOUNTING TREATMENT

     Roosevelt has not yet decided whether to account for the Merger under the purchase method or the pooling of interests methods. The decision will be based on whether Roosevelt decides to issue shares in connection with the Merger from authorized, but unissued shares, or to acquire shares in the open market for issuance in connection with the Merger. If shares are acquired in the open market, the pooling method will not be available. Under the purchase method, which accounts for a business combination as the acquisition of one enterprise by another, the value of the company's shares issued in the transaction is included in stockholders' equity and any of such amount in excess of net fair values of tangible and identifiable intangible assets of the acquired company is treated as an intangible asset on the acquiring company's financial statements. Under the pooling method, the financial statements of the combining enterprises are combined as if the two were and had been a single entity and no intangible asset is created.

THE BANK MERGER AGREEMENT

     In connection with the Merger, Roosevelt Bank and Mutual Bank will execute an agreement pursuant to which Mutual Bank will merge with Roosevelt Bank (the "Bank Merger Agreement"). Under the Bank Merger Agreement, the Bank Merger will occur at the date and time specified on the endorsement of the articles of combination that will be filed with the OTS by the parties to the Merger Agreement as soon as practicable after the satisfaction or waiver of the conditions of each party to effect the Merger. The name of the surviving institution will be "Roosevelt Bank."

RESALES OF ROOSEVELT COMMON STOCK BY AFFILIATES

     The shares of Roosevelt Common Stock to be issued in the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an "affiliate" of Roosevelt or Mutual for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Affiliates of Roosevelt or Mutual may not sell their shares of Roosevelt Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Roosevelt or Mutual generally include individuals or entities that control, are controlled by or under common control with Roosevelt or Mutual, and may include certain officers and directors of Roosevelt and Mutual as well as certain principal stockholders of Roosevelt and Mutual.

     SEC guidelines regarding qualifying for the pooling of interests method of accounting also limit sales by affiliates of Roosevelt or Mutual in the Merger. SEC guidelines indicate that the pooling of interests method of accounting generally will not be challenged on the basis of sales by affiliates if they do not dispose of any of the shares of either combining company they owned prior to the consummation of a merger or shares of the surviving company received in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the surviving company have been published.

     It is a condition to Roosevelt's obligation to consummate the Merger that each person who may be deemed an affiliate (for purposes of Rule 145 and for purposes of qualifying the Merger for pooling of interests accounting treatment) of Mutual execute and deliver to Roosevelt a written agreement intended to ensure compliance with the Securities Act and to ensure that the Merger will qualify as a pooling of interests. See also "--Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Set forth below is a discussion of federal income tax consequences of the Merger to Roosevelt, Mutual and Mutual stockholders who are citizens or residents of the United States. THE FOLLOWING DISCUSSION CONSTITUTES THE OPINION OF SILVER, FREEDMAN & TAFF, L.L.P., COUNSEL TO ROOSEVELT, AS TO THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE FOLLOWING DOES NOT
PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. FURTHER, THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR MUTUAL STOCKHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES STOCKHOLDERS AND PERSONS WHO ACQUIRED THEIR SHARES AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION.

     HOLDERS OF MUTUAL COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR EFFECT OF THEIR OWN PARTICULAR FACTS AND CIRCUMSTANCES ON THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM, AND ALSO TO THE EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER FEDERAL TAX LAWS.

     Under current federal income tax law, and based upon assumptions and representations of Roosevelt and Mutual, and assuming that the Company Merger and the Bank Merger are each consummated in the manner set forth in the Merger Agreement, the following material federal income tax consequences would result:

     (i) the Company Merger and the Bank Merger will each qualify as a reorganization under Section 368(a) of the Code;

     (ii) no gain or loss will be recognized by Roosevelt, Roosevelt Bank, Mutual or Mutual Bank by reason of the Company Merger or the Bank Merger;

     (iii) no gain or loss will be recognized by any Mutual stockholder upon the exchange of Mutual Common Stock solely for Roosevelt Common Stock in the Merger (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Common Stock, as discussed below);

     (iv) the aggregate tax basis of the Roosevelt Common Stock received by each stockholder of Mutual who exchanges Mutual Common Stock for Roosevelt Common Stock in the Merger will be the same as the aggregate tax basis of the Mutual Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Roosevelt Common Stock);

     (v) the holding period of the shares of Roosevelt Common Stock received by a Mutual stockholder in the Merger will include the holding period of the Mutual Common Stock surrendered in exchange therefor

     (provided that such shares of Mutual Common Stock were held as a capital asset by such stockholder at the Effective Time); and

     (vi) cash received in the Merger by a Mutual stockholder in lieu of a fractional share interest of Roosevelt Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Roosevelt Common Stock which such stockholder would otherwise be entitled to receive, and will qualify as capital gain or loss (assuming the Mutual Common Stock surrendered in exchange therefor was held as a capital asset by such stockholder at the Effective Time).


     Based upon representations to be made by Roosevelt and Mutual as of the Effective Time, Roosevelt and Mutual will receive an opinion of Silver, Freedman & Taff, L.L.P., counsel to Roosevelt, that the Company Merger and the Bank Merger will each qualify as a reorganization under the Code with the consequences set forth above. The opinion will be subject to various assumptions and qualifications, including that the Company Merger and the Bank Merger are consummated in the manner and in accordance with the terms of the Merger Agreement. The opinion would be based entirely upon the Code, regulations then in effect or proposed thereunder, then-current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect. Consummation of the Merger is conditioned upon the receipt by Roosevelt and Mutual of such opinion. See "-- Conditions to the Merger."

     No ruling has been or will be requested from the Internal Revenue Service ("IRS"), including any ruling as to federal income tax consequences of the Merger to Roosevelt, Mutual or Mutual stockholders. Unlike a ruling from the IRS, an opinion of counsel or independent certified accountants is not binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinion or that such opinion would be upheld by the courts if challenged.

NASDAQ LISTING

     Roosevelt Common Stock currently is quoted on the Nasdaq National Market. It is a condition to consummation of the Merger that the Roosevelt Common Stock to be issued to stockholders of Mutual in the Merger also will be approved for listing on the Nasdaq National Market. See "--Conditions to the Merger."

                          MANAGEMENT AFTER THE MERGER

     As of the Effective Time, the Boards of Directors of Roosevelt and Roosevelt Bank will consist of the current members of such Boards, and the executive officers of Roosevelt and Roosevelt Bank will be the current executive officers of Roosevelt and Roosevelt Bank. For at least one year after the Effective Time, and for so long thereafter as agreed to by Roosevelt Bank and the participating directors of Mutual, the directors of Mutual who wish to do so may serve as regional advisory directors of Roosevelt Bank, with a retainer fee for each such advisory director of $1,000 per month. See also "The Merger-- Interests of Certain Persons in the Merger."

                      BUSINESS OF MUTUAL BANCOMPANY, INC.

GENERAL

     Mutual is a Missouri corporation which was organized in 1994 for the purpose of becoming a thrift institution holding company of Mutual Bank. Mutual Bank, which was originally chartered in 1906 as a Missouri-chartered mutual savings and loan association, is headquartered in Jefferson City, Missouri. Mutual Bank became a federal mutual savings bank in 1994. Its deposits are insured up to the maximum allowable amount by the FDIC. On January 31, 1995, Mutual Bank converted to the stock form of organization through the sale and issuance of 333,500 shares of its common stock to Mutual. The principal asset of Mutual is the outstanding stock of Mutual Bank, its wholly owned subsidiary. Mutual presently has no separate operations and its business consists only of the business of Mutual Bank.

     Mutual Bank serves the financial needs of customers predominately within a 30-mile radius of Jefferson City, Missouri through its office located at 101 West McCarty Street, Jefferson City, Missouri. Mutual Bank has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. Mutual Bank attracts deposits from the general public and uses the deposits to originate loans secured by first mortgages on owner-occupied one- to four-family residences in its market area. To a lesser extent, Mutual Bank originates consumer loans in its market area. See "--Originations, Purchases and Sales of Loans." Mutual Bank also invests in mortgage-backed securities, investment securities and other short-term liquid assets. See "--Investment Activities."

     Mutual Bank's revenues are derived primarily from interest on mortgage loans and mortgage-backed securities, interest and dividends on FHLB stock, investment securities, loan origination and servicing fees.

     The following discussion describes the business of Mutual as of June 30, 1995. Except as otherwise disclosed in this Proxy Statement/Prospectus, the management of Mutual does not believe that the business of Mutual as a whole was materially different at March 31, 1996. For financial statements and other information regarding Mutual through March 31, 1996, see "Selected Consolidated Financial and Other Data of Mutual Bancompany, Inc.," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc.," and the financial statements of Mutual contained in this Proxy Statement/Prospectus.

LENDING ACTIVITIES

     General. Historically, Mutual Bank originated fixed-rate mortgage loans. Since 1985, however, Mutual Bank has emphasized, subject to market conditions, the origination and holding of adjustable-rate mortgage loans ("ARMs") and selected fixed-rate loans with shorter terms to maturity than traditional 30-year, fixed-rate loans. Management's strategy has been to attempt to increase the percentage of assets in its portfolio with more frequent repricing or shorter maturities. In response to customer demand, however, Mutual Bank continues to originate fixed-rate mortgages with terms not greater than 30 years which it typically sells in the secondary market while retaining the servicing rights. See "--Originations, Purchases and Sales of Loans."

     Mutual Bank's primary focus in lending activities is on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. To a much lesser extent, Mutual Bank also originates consumer loans as an accommodation to its customer base. Prior to May 1993, Mutual Bank also originated loans secured by multi-family and commercial real estate. See "-- Multi-Family and Commercial Real Estate Lending" and "- Originations, Purchases and Sales of Loans." From time to time, Mutual Bank also purchases mortgage loans secured by one- to four-family real estate located in or near its market area which meet its underwriting criteria. See "--Originations, Purchases and Sales of Loans." At June 30, 1995, Mutual Bank's net loan portfolio totaled $40.4 million.

     All loans must be reviewed by a loan committee comprised of certain directors and Mutual Bank's loan officers. The committee has authority to approve loans secured by real estate to any one borrower of up to $150,000 for loans with a maximum loan-to-value ratio of 90% and up to $120,000 for loans with a maximum loan-to-value ratio of 95%. Loans in excess of these limits require approval of the entire Board of Directors of Mutual Bank.

     At June 30, 1995, the maximum amount which Mutual Bank could have lent to any one borrower and the borrower's related entities, under current regulations, was approximately $765,000, and Mutual Bank did not have any loans in excess of this amount. See "Regulation--Federal Regulation of Savings Associations."

     Loan Portfolio Composition. The following information concerning the composition of Mutual Bank's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, net deferred loan origination costs
(fees) and discounts and allowances for losses) as of the dates indicated.

                                                                               JUNE 30,
                                    ------------------------------------------------------------------------------------------------

                                            1991             1992                1993                1994                1995
                                    ------------------  -----------------  ------------------  ------------------  -----------------

                                     AMOUNT   PERCENT   AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT   PERCENT   AMOUNT   PERCENT
                                    --------  --------  -------  --------  --------  --------  --------  --------  -------  --------

                                                                        (DOLLARS IN THOUSANDS)
Real Estate Loans:
- -----------------
 One- to four-family/(1)/.........   $41,199     87.4%  $36,390     85.9%  $29,875      83.8%  $28,053      85.6%  $37,253     91.7%


 Multi-family.....................     1,956      4.2     1,996      4.7     1,895       5.3     1,535       4.7     1,391      3.4
 Commercial/(3)/..................     3,454      7.3     3,614      8.5     3,479       9.8     2,830       8.6     1,537      3.8
                                     -------    -----   -------    -----   -------     -----   -------     -----   -------    -----
     Total real estate loans......    46,609     98.9    42,000     99.1    35,249      98.9    32,418      98.9    40,181     98.9
                                     -------    -----   -------    -----   -------     -----   -------     -----   -------    -----

Other Loans:
- -----------
 Consumer Loans:
  Deposit account.................       334       .7       190       .5       173        .5        94        .3        96       .2
  Unsecured.......................       122       .3       144       .3       174        .5       210        .6       263       .7
  Home improvement/(2)/...........        35       .1        34       .1        36        .1        53        .2       101       .2
                                     -------    -----   -------    -----   -------     -----   -------     -----   -------    -----
     Total consumer loans.........       491      1.1       368       .9       383       1.1       357       1.1       460      1.1
                                     -------    -----   -------    -----   -------     -----   -------     -----   -------    -----
     Total loans..................    47,100    100.0%   42,368    100.0%   35,632     100.0%   32,775     100.0%   40,641    100.0%

                                     -------    =====   -------    =====   -------     =====   -------     =====   -------    =====

Less:
- ----
 Loans in process.................        15                 12                ---                 207                  43
 Net deferred loan origination
  costs (fees)....................        11                  7                 (2)                 (6)                 10
 Allowance for losses.............       208                195                168                 243                 187
                                     -------            -------            -------             -------             -------
     Total loans receivable, net..   $46,866            $42,154            $35,466             $32,331             $40,421
                                     =======            =======            =======             =======             =======

___________________
/(1)/  Includes construction loans.

/(2)/ Includes home improvement loans with original loan amounts of less than $5,000. Home improvement loans originated in excess of $5,000 are included in one- to four-family loans above.

/(3)/  Includes land loans.

     The following table sets forth the amount of fixed-rate and adjustable-rate loans at the dates indicated in Mutual Bank's total loan portfolio.

                                                             AT JUNE 30,
                    --------------------------------------------------------------------------------------------
                           1991              1992              1993               1994               1995
                    ----------------   ----------------   ----------------   ----------------   ----------------
                    AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                    -------  -------   ------   -------   ------   -------   ------   -------   ------   -------
                                                       (DOLLARS IN THOUSANDS)
Fixed-rate........  $ 9,372     19.9%  $ 7,605     17.9%  $ 5,437     15.3%  $ 4,446     13.6%  $ 2,730      6.8%
Adjustable-rate...   37,728     80.1    34,763     82.1    30,195     84.7    28,329     86.4    37,911     93.2
                    -------    -----   -------    -----   -------    -----   -------    -----   -------    -----
   Total..........  $47,100    100.0%  $42,368    100.0%  $35,632    100.0%  $32,775    100.0%  $40,641    100.0%
                    =======    =====   =======    =====   =======    =====   =======    =====   =======    =====

     The following schedule illustrates the interest rate sensitivity of Mutual Bank's loan portfolio at June 30, 1995. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the loan first matures or adjusts. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.


                                          REAL  ESTATE
                                    -------------------------
                                                 MULTI-FAMILY
                                      ONE- TO        AND
                                    FOUR-FAMILY   COMMERCIAL   CONSUMER   TOTAL
                                    -----------  ------------  --------  -------
                                                   (IN THOUSANDS)
Due During Periods Ending:
 Within One Year/(1)/............      $34,461        $2,213      $ 88   $37,762
 After 1 Year through 3 years....          490           419       152     1,061
 After 3 years through 5 years...          468            58       206       732
 After 5 years through 10 years..          995           103        14     1,112
 Beyond 10 years.................          839           135       ---       974
                                       -------        ------      ----   -------
      Total......................      $37,253        $2,928      $460   $40,641
                                       =======        ======      ====   =======

_____________________
/(1)/ Includes demand loans and loans having no stated maturity.

     As of June 30, 1995, the total amount of loans due after June 30, 1996 which had predetermined interest rates was $2.5 million, while the total amount of loans due after such date which had floating or adjustable interest rates was $1.3 million.

     In the loan approval process, Mutual Bank assesses the borrower's ability to repay the loan, the adequacy of the proposed security, the employment stability of the borrower and the credit-worthiness of the borrower. Initially, Mutual Bank's loan underwriters analyze the loan application and the property involved. As part of the loan application process, qualified outside appraisers inspect and appraise the security property. All appraisals are subsequently reviewed by the loan committee.

     All of Mutual Bank's lending is subject to its written underwriting standards and loan origination procedures. Decisions on loan applications are made on the basis of detailed applications and property valuations.

     Mutual Bank requires evidence of marketable title and lien position and/or appropriate title insurance (except on certain home equity loans) on all loans secured by real property. Mutual Bank also requires fire and extended coverage casualty insurance in amounts at least equal to the lesser of the principal amount of the loan and the value of improvements on the property, depending on the type of loan. As required by federal regulations, Mutual Bank also requires flood insurance to protect the property securing its interest if such property is located in a designated flood area.

     One- to Four-Family Residential Real Estate Lending. The cornerstone of Mutual Bank's lending program has long been the origination of long-term permanent loans secured by mortgages on owner-occupied, one- to four-family residences. At June 30, 1995, $37.3 million, or 91.7%, of Mutual Bank's loan portfolio consisted of permanent loans on one- to four-family residences. Substantially all of the residential loans originated by Mutual Bank are secured by properties located in Mutual Bank's market area.

     Historically, Mutual Bank originated for retention in its own portfolio, long-term fixed-rate loans secured by one- to-four family residential real estate. Beginning in 1985, in order to reduce its exposure to changes in interest rates, Mutual Bank began to emphasize the origination of ARMs, subject to market conditions and consumer preference. As a result of continued consumer demand for long-term fixed-rate loans, particularly during periods of relatively low interest rates, Mutual Bank has continued to originate fixed-rate loans for sale in the secondary market in amounts and at rates which are monitored for compliance with Mutual Bank's asset/liability management policy.

     Mutual Bank's loans are underwritten and documented pursuant to the guidelines of the Federal Home Loan Mortgage Corporation ("FHLMC"). Most of Mutual Bank's fixed-rate residential loans have contractual terms to maturity of ten to 30 years. Mutual Bank's decision to hold or sell these loans is based on its asset/liability management policy and goals and the market conditions for mortgages at any period in time. Under current policy, Mutual Bank originates and sells most of the fixed-rate loans with terms of greater than ten years and holds fixed-rate loans having terms of ten years or less. Mutual Bank retains the servicing of the conventional loans it originates. See "--Originations, Purchases and Sales of Loans" for information regarding fees received by Mutual Bank in connection with loans serviced for others. At June 30, 1995, Mutual Bank had $1.8 million of fixed-rate residential loans with remaining terms of less than ten years and $901,000 of fixed-rate loans with remaining terms of ten years or more in its loan portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc.-- Asset/Liability Management."

     Mutual Bank has offered ARM loans at rates and on terms determined in accordance with market and competitive factors. The ARM program currently offered by Mutual Bank meets the standards and requirements of the secondary market for residential loans. Mutual Bank's current one- to four-family residential ARMs are fully amortizing loans with contractual maturities of up to 30 years. The interest rates on the ARMs originated by Mutual Bank adjust at stated intervals based on a margin over a specified index and are subject to periodic and lifetime adjustment limits.

     Mutual Bank presently offers ARM products which adjust annually subject to a limitation on the annual increase of two percent and an overall life of loan limitation of six percent. These ARM products utilize the quarterly Cost of Funds Index ("COFI") for Eighth District Institutions plus a margin of two and one-half percent. ARM products held in Mutual Bank's portfolio do not permit negative amortization of principal and carry no prepayment restrictions. At June 30, 1995, Mutual Bank had $35.2 million of one- to four-family ARM loans.

     It is Mutual Bank's present policy generally not to lend more than 95% of the lesser of the appraised value or purchase price of the property, except for loans made pursuant to Mutual Bank's first-time home purchasers program which provides for loans up to 100% of the appraised value of the property. Mutual Bank presently requires private mortgage insurance in specified amounts on all conventional residential loans with a loan-to-value ratio at origination exceeding 80%. The terms of the private mortgage insurance have generally provided that Mutual Bank would receive a payment equal to 17% to 22%, depending on the initial loan-to-value ratio, of the outstanding principal amount of the loan if there has been a default, plus costs of foreclosure.

     Substantially all of Mutual Bank's present one- to four-family real estate loans are secured by properties located in Missouri. In view of the prevailing level of real estate values in Mutual Bank's market area, Mutual Bank rarely originates loans in excess of $202,500 (the FHLMC maximum).

     Mutual Bank's residential mortgage loans customarily include due-on-sale clauses giving Mutual Bank the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid. Mutual Bank has enforced due-on-sale clauses in its mortgage contracts for the purpose of increasing its loan portfolio yield. ARM loans may be assumed provided home buyers meet Mutual Bank's underwriting standards and the applicable fees are paid.

     Mutual Bank also originates loans to owner-occupants for the construction of one- to four-family residences. Loans to such individuals are generally six-month fixed-rate loans. Such loans have generally been provided when Mutual Bank also originates the permanent loan on such property. At June 30, 1995, $237,000, or 0.6%, of Mutual Bank's loan portfolio consisted of construction loans.

     Mutual Bank's construction loans have been originated with fixed-rates of interest. Construction loans are made in amounts of up to a maximum loan-to-value ratio of 75%. Prior to making a commitment to fund a construction loan, Mutual Bank requires an appraisal of the property. The underwriting standards for construction loans are similar to those for one- to four-family residential loans. All of Mutual Bank's construction loans have been located in its market area.

     Mutual Bank's construction loan agreements generally provide that loan proceeds are disbursed in increments as construction progresses. Mutual Bank periodically reviews the progress of the underlying construction project.

     Construction lending generally affords Mutual Bank an opportunity to receive interest at rates higher than those obtainable from residential lending and to receive higher origination and other loan fees. In addition, such loans are generally made for relatively short terms. Nevertheless, the nature of these loans is such that they are more difficult to evaluate and monitor. Mutual Bank's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. If the estimate of value proves to be inaccurate, Mutual Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. Because defaults in repayment may not occur during the construction period it may be difficult to identify problem loans at an early stage.

     Multi-Family and Commercial Real Estate Lending. Prior to May 1993, Mutual Bank originated loans for multi-family and commercial (including land) properties. At June 30, 1995, $1.4 million, or 3.4%, of Mutual Bank's loan portfolio consisted of multi-family loans and $1.5 million, or 3.8%, of Mutual Bank's loan portfolio consisted of commercial real estate (including land) loans.

     Multi-family and commercial real estate loans previously originated by Mutual Bank had terms of 10 to 30 years and up to 30-year amortization schedule rates on such loans generally adjusted annually to specified spreads over a specified index; however, certain loans were also made at fixed rates. Multi-family and commercial real estate loans (other than loans to facilitate) were written in amounts of up to 75% of the lesser of the appraised value of the property or the sales price.

     At June 30, 1995, Mutual Bank had a participation interest in one multi-family real estate loan to a borrower, or group of borrowers, which had an existing carrying value in excess of $500,000. This participation interest, which had an outstanding balance of $628,000 at June 30, 1995, is secured by an apartment complex and was originated in 1983 with original balance of $1.5 million of which Mutual Bank had a $750,000 interest. At June 30, 1995, the loan was performing in accordance with its terms. See "Regulation--Federal Regulation of Savings Associations."

     Effective in May 1993, based on OTS instructions, Mutual Bank discontinued its policy of originating multi-family and commercial real estate loans due to concerns raised by the OTS related to underwriting deficiencies for such loans determined in connection with Mutual Bank's regulatory examination. The non-residential real estate loans originated by Mutual Bank prior to such time were primarily secured by multi-family properties, office buildings, farms, retail buildings, nursing and retirement homes, warehouses, and other income-producing properties. All of these loans were performing in accordance with their terms. The OTS had previously required that Mutual Bank enter into a supervisory agreement relating to underwriting policies and procedures to be utilized in connection with the origination of multi-family and commercial real estate loans. This agreement, which was dated April 22, 1992, required, among other things, that Mutual Bank adopt more stringent underwriting policies and procedures to strengthen Mutual Bank's underwriting standards. The supervisory agreement was terminated in August 1994 based upon the OTS' determination that Mutual Bank was in compliance with the terms of such agreement. Mutual Bank continues to be subject to prohibitions on its ability to originate multi-family and commercial real estate loans. In December 1995, based on the results of a comprehensive regulatory examination in October 1995, the OTS terminated the May 1993 leading restrictions and replaced them with less restrictive leading limitations which, among other things, raise from $100,000 to $250,000 the amount Mutual Bank may lend on non-owner-occupied one- to four-family residences without prior regulatory approval. Due to Mutual Bank's limited lending in this area and the pending merger with Roosevelt, the relaxed lending restrictions have not had, and are not expected to have, a material effect on Mutual Bank.

     Due to the pending Merger, Mutual Bank no longer intends to hire a lending officer who is experienced in the area of commercial real estate lending or to begin originating commercial real estate and multi-family loans in its market area.

     Multi-family and commercial real estate lending previously offered by Mutual Bank afforded Mutual Bank an opportunity to receive interest at rates higher than those generally available from one- to four-family residential lending. Nevertheless, loans secured by such properties were generally larger and involved a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate and multi-family properties were often dependent on the successful operation or management of the properties, repayment of such loans may have been subject to adverse conditions in the real estate market or the economy. If the cash flow from the project was reduced (for example, if leases were not obtained or renewed), the borrower's ability to repay the loan might be impaired. In the past, Mutual Bank attempted to minimize these risks by lending primarily on existing income-producing properties. In addition, Mutual Bank had generally limited itself to a real estate market and/or borrowers with which it had knowledge and experience.

     Consumer Lending. Mutual Bank offers a variety of consumer loans for various purposes with terms up to five years. The majority of lending is for home improvement and other personal purposes. Mutual Bank also makes loans for consumer purposes secured by deposit accounts. Mutual Bank currently originates substantially all of its consumer loans in its market area. At June 30, 1995, Mutual Bank's consumer loans totaled $460,000, or 1.1% of Mutual Bank's loan portfolio.

     Consumer loan terms vary according to the type of collateral, term of the loan and creditworthiness of the borrower. Unsecured loans are offered to borrowers for a variety of purposes and personal needs. These are generally fully amortizing with loan terms of five years or less.

     The underwriting standards employed by Mutual Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the borrower's ability to meet payments on the proposed loan along with his existing obligations.

     Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various Federal and state laws, including Federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Although the level of delinquencies in Mutual Bank's consumer loan portfolio has generally been low (at June 30, 1995, consumer loans totaling $4,000 were 90 days or more delinquent), there can be no assurance that delinquencies will not increase in the future.

     Originations, Purchases and Sales of Loans. Mutual Bank originates real estate loans through marketing efforts, its customer base and walk-in customers. Mutual Bank originates both adjustable-rate and fixed-rate loans. Since Mutual Bank sells the fixed-rate loans it originates with terms to maturity of greater than ten years, its ability to originate loans for portfolio is dependent upon the relative demand for fixed-rate or ARM loans in the origination market, which is affected by the term structure (short-term compared to long-term) of interest rates as well as the current and expected future level of interest rates.

     Historically, Mutual Bank has, from time to time, also purchased ARM loans and loan participations, some of which were secured by properties located outside the State of Missouri. For the three years prior to 1995, Mutual Bank had not purchased a significant amount of loans or loan participations primarily because it has not found such loans which meet its criteria (e.g., adjustable-rate loans secured by property located in or around its market area). In fiscal 1994, Mutual Bank entered into an arrangement with a mortgage banking company located in Columbia, Missouri to acquire loans originated by the mortgage banker in or near Mutual Bank's market area that meet Mutual Bank's underwriting criteria. Pursuant to the terms of this agreement, the mortgage banking company would continue to service the loans acquired. During fiscal 1995, Mutual Bank purchased $3.0 million of one-year adjustable-rate one- to four-family mortgage loans. Such purchases enabled Mutual Bank to offset the relatively low level of loan demand in Mutual Bank's principal market area, to take advantage of favorable lending opportunities in other markets, to diversify its portfolio and to limit origination expenses while generally providing Mutual Bank with a higher yield than was available on mortgage-backed securities. At June 30, 1995, Mutual Bank had $718,000 (or 1.8% of Mutual Bank's loan portfolio) in loans and loan participations secured by properties located in Arkansas, Alabama, Kansas, Indiana, Wisconsin, Minnesota, North Dakota and South Dakota, of which 12 loans totalling $467,000 were secured by properties located in the State of Alabama.

     Mutual Bank has underwritten its loan purchases using the same criteria it uses in originating loans, other than geographic location. Servicing of purchased loans is generally done by the seller. At June 30, 1995, approximately $5.3 million of Mutual Bank's loan portfolio was serviced by others.

     Typically, when Mutual Bank sells loans, it retains responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and servicing the loans, and receives a fee for performing this service. Sales of loans generate income (or loss) at the time of sale, produce future servicing income and provide funds for additional lending and other purposes. At June 30, 1995, Mutual Bank was servicing mortgage loans for others in the amount of $10.6 million.

     The contractual right to service mortgage loans that have been sold has an economic value that is not recognized in Mutual Bank's financial statements.
The value results from the future income stream of the servicing fees, the availability of the cash balances associated with escrow funds collected monthly for real estate taxes and insurance, the availability of the cash from monthly principal and interest payments from the collection date to the remittance date, and the ability to utilize the servicing relationships to cross-sell other products and services. The actual value of a servicing portfolio is dependent upon such factors as the age, maturity, and prepayment rate of the loans in the portfolio, the average dollar balance of the loans, the location of the collateral property, the average amount of escrow funds held, the interest rates and delinquency experience on the loans, the types of loans and other factors.

     The marketability of loans depends on the purchasers' investment limitations, general market and competitive conditions, mortgage loan demand, and other factors. Mutual Bank's sales of loans or participation are generally "without recourse" (i.e., without remedy against the seller by the purchaser if the borrower defaulted on payment under the loan) against Mutual Bank in the event of default. Mutual Bank does have contingent liability on loans sold under warranty of conforming origination to FHLMC.


     Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for deferred loan fees.

     The following table shows the loan origination, purchase, sale and repayment activities of Mutual Bank for the periods indicated.

                                                                  YEAR ENDED JUNE 30,
                                                         ---------------------------------------
                                                            1993           1994          1995
                                                         ----------     ----------    ----------
                                                                       (IN THOUSANDS)
Originations by type:
- ---------------------
  Real estate - one- to four-family/(1)/..............     $ 12,280       $ 12,320      $ 13,457
              - multi-family..........................          ---             19           ---
              - commercial/(2)/.......................          850            ---           ---
  Consumer............................................          323            384           534
                                                           --------       --------      --------
       Total loans originated.........................       13,453         12,723        13,991

Purchases:
- ---------
  Real estate - one- to four-family...................          ---            321         3,018
                                                           --------       --------      --------
Sales and Repayments:
- --------------------
  Sales of one- to four-family real estate............        7,289          6,245           444
  Principal repayments................................        8,009          4,273         7,379
                                                           --------       --------      --------
         Total reductions.............................       15,298         10,518         7,823
  Decrease in other items, net/(3)/...................       (4,602)        (5,851)       (1,135)
                                                           --------       --------      --------
         Net increase (decrease)/(4)/.................     $ (6,447)      $ (3,331)     $  8,051
                                                           ========       ========      ========

_________________
/(1)/Includes construction loans.
/(2)/Includes land loans.
/(3)/Consists mainly of refinancings.
/(4)/Includes net loans receivable and loans held for sale, excluding allowance for loan losses.

ASSET QUALITY

     Delinquency Procedures. When a borrower fails to make a required payment on a loan, Mutual Bank attempts to cause the delinquency to be cured by contacting the borrower when the loan is 30 days delinquent. A late notice is sent 15 days after the due date of the loan. If the delinquency is not cured by the 60th day, additional written and verbal contacts are made with the borrower. If there is no acceptable response from the borrower, a 30-day notice of foreclosure is sent. If the delinquency is not cured within the 30 days, foreclosure proceedings are initiated.

     In the event the loan payment is past due for ninety days or more, Mutual Bank performs an in-depth review of the loan's status, the condition of the property and circumstances of the borrower. Based upon the results of the review, Mutual Bank may negotiate and accept a repayment program with the borrower, accept a voluntary deed in lieu of foreclosure or, when deemed necessary, initiate foreclosure proceedings. If foreclosed on, real property is sold at a public sale and Mutual Bank may bid on the property to protect its interest. A decision as to whether and when to initiate foreclosure proceedings is made by the Board of Directors of Mutual Bank pursuant to a recommendation from the Senior Vice President and is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of delinquency and the borrower's ability and willingness to cooperate in curing the delinquencies.

     The following table sets forth Mutual Bank's loan delinquencies by type, by amount and by percentage of total loan portfolio at June 30, 1995.

                                            LOANS DELINQUENT FOR:                       TOTAL LOANS DELINQUENT
                              -----------------------------------------------------
                                      60-89 DAYS              90 DAYS AND OVER             60 DAYS AND OVER
                              -------------------------   -------------------------  --------------------------
                                              PERCENT                     PERCENT                     PERCENT
                                              OF TOTAL                    OF TOTAL                    OF TOTAL
                                                LOAN                        LOAN                        LOAN
                              NUMBER  AMOUNT  PORTFOLIO   NUMBER  AMOUNT  PORTFOLIO  NUMBER  AMOUNT  PORTFOLIO
                              ------  ------  ----------  ------  ------  ---------  ------  ------  ----------
                                                              (DOLLARS IN THOUSANDS)
One- to four-family
 residential real estate....    1     $  90        .22%      2    $   1        ---%      3   $  91        .22%
Consumer ...................    2         2        ---       3        4        .01       5       6        .01
                                -     -----        ---      --    -----        ---      --   -----        ---
   Total ...................    3     $  92        .22%      5    $   5        .01%      8   $  97        .23%
                                =     =====        ===      ==    =====        ===      ==   =====        ===

     The following table sets forth Mutual Bank's loan delinquencies by type, by amount and by percentage of total loan portfolio at June 30, 1994.

                                             LOANS DELINQUENT FOR:                     TOTAL LOANS DELINQUENT
                              -----------------------------------------------------
                                      60-89 DAYS              90 DAYS AND OVER            60 DAYS AND OVER
                              -------------------------  --------------------------  -------------------------
                                              PERCENT                     PERCENT                    PERCENT
                                              OF TOTAL                    OF TOTAL                   OF TOTAL
                                                LOAN                        LOAN                       LOAN
                              NUMBER  AMOUNT  PORTFOLIO  NUMBER  AMOUNT  PORTFOLIO   NUMBER  AMOUNT  PORTFOLIO
                              ------  ------  ---------  ------  ------  ---------   ------  ------  ---------
                                                             (DOLLARS IN THOUSANDS)
One- to four-family
 residential real estate....    3     $  57        .17%     4    $150        .46%       7    $207        .63%
                              ===     =====        ===    ===    ====        ===      ===    ====        ===

     Non-Performing Assets.   Loans are reviewed periodically and any loan whose
collectibility is doubtful is placed on non-accrual status. Real estate loans are placed on non-accrual status when either principal or interest is 90 days or more past due.


     Real estate acquired in settlement of loans is initially recorded on an individual asset basis at the lower of (i) fair value minus estimated cost to sell or (ii) cost. If, subsequent to foreclosure, the fair value of the real estate acquired through foreclosure is determined to have declined based upon periodic evaluations by management, valuation allowances are established through a charge to income. Subsequent increases in the fair value are recorded through a reversal of the valuation allowance, provided that such allowance may not be recorded below zero. Costs relating to the development or improvement of real estate owned are capitalized to the extent of net realizable value.


     Mutual Bank considers a loan as in-substance foreclosed if the borrower has little or no equity in the property based upon its current fair value, if repayment can be expected only to come from operations or sale of the collateral and if the borrower has effectively abandoned control of the collateral or has continued to retain control of the collateral but because of the current financial status of the borrower, it is doubtful the borrower will be able to repay in the foreseeable future.


     The table below sets forth the amounts and categories of Mutual Bank's non-performing assets. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful. For all years presented, Mutual Bank has had no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates). Foreclosed assets include assets acquired in settlement of loans.

                                                                          JUNE 30,
                                                       ---------------------------------------------
                                                         1991      1992     1993     1994     1995
                                                        ------    ------   ------   ------   ------
                                                                    (DOLLARS IN THOUSANDS)
Non-accruing loans:                                    $279       $ 139    $  25    $150     $   1
 One- to four-family residential real estate ........    83         ---      ---     ---       ---
 Multi-family real estate ...........................   ---           1      ---     ---         4
 Consumer ...........................................  ----       -----    -----    ----     -----
                                                        362         140       25     150         5
    Total ...........................................  ----       -----    -----    ----      -----

Foreclosed assets (net of valuation allowance):
  One- to four-family residential real estate .......    57          70      109     ---       ---
                                                       ----        ----     ----    ----     -----
    Total non-performing assets .....................  $419        $210     $134    $150     $   5
                                                       ====        ====     ====    ====     =====
    Total as a percentage of total ..................   .71%        .35%     .23%    .28%      .01%
     assets                                            ====        ====     ====    ====     =====

     For the year ended June 30, 1995, gross interest income, which would have been recorded had the non-accruing loans been current in accordance with their original terms, amounted to $339. No amount was included in interest income on such loans for the year ended June 30, 1995.

     At June 30, 1995, Mutual Bank's non-accruing loans were comprised of two loans, totaling $1,000, secured by one- to four-family real estate located in Mutual Bank's market area, and three loans totalling $4,000 that were unsecured.

     Other Loans of Concern. In addition to the non-performing loans set forth in the preceding table, as of June 30, 1995, there was also an aggregate of $380,000 in net book value of loans identified by Mutual Bank with respect to the majority of which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. At June 30, 1995, there were no other loans of concern in excess of $100,000 except for three loans to facilitate the sale of real estate owned to one borrower secured by real estate totaling $114,000.

     Management has considered Mutual Bank's non-performing and "of concern" assets in establishing its allowance for loan losses.

     Classification of Assets. Federal regulations require that each savings institution classify its own assets on a regular basis. In addition, in connection with examinations of savings institutions, OTS and FDIC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: Substandard, Doubtful and Loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the savings association will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of Substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as Loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as Substandard or Doubtful require the institution to establish prudent general allowances for loan losses. If an asset or portion thereof is classified as Loss, the institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified Loss, or charge off such amount. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the District Director of the OTS.

     On the basis of management's review of its assets, at June 30, 1995, on a net basis, Mutual Bank had classified $373,000 as Substandard, $12,000 as Loss and none as doubtful. All of Mutual Bank's classified assets consisted of loans secured by one- to four-family real estate and are included in the non-performing assets herein or discussed under "Other Loans of Concern" herein.

     Allowance for Loan Losses. The allowance for estimated loan losses is established through a provision for losses on loans based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers the estimated net realizable value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate allowance for loan losses. Mutual Bank's policies have had the effect of increasing Mutual Bank's allowance for loan losses in recent periods as management deemed it prudent to increase the provision for loan losses after considering various factors including the continuing uncertainty regarding local economic recovery and its impact on borrowers' continuing ability to repay their loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc.--Results of Operations."

     While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

     The following table sets forth an analysis of Mutual Bank's allowance for loan losses.

                                                                 YEAR ENDED JUNE 30,
                                                     ------------------------------------------
                                                      1991     1992     1993     1994     1995
                                                     ------   ------   ------   ------   ------
                                                                 (DOLLARS IN THOUSANDS)

Balance at beginning of period ....................  $  136   $ 208    $ 195    $ 168    $ 243

Charge-offs:
 One- to four-family residential real estate ......      71      26       38       42        4
                                                     ------   -----    -----    -----    -----

Recoveries:
  One- to four-family residential real estate .....    ----       8      ---      ---      ---
                                                     ------   -----    -----    -----    -----

Net charge-offs ...................................      71      18       38       42      ---
Additions (benefit) charged to operations .........     143       5       11      117      (52)
                                                     ------   -----    -----    -----    -----
Balance at end of period ..........................  $  208   $ 195    $ 168    $ 243    $ 187
                                                     ======   =====    =====    =====    =====

Ratio of net charge-offs during the period to
average loans outstanding during the period .......     .15%    .04%     .10%     .13%     .00%
                                                        ===     ===      ===      ===      ===

Ratio of net charge-offs during the  period to
non-performing assets .............................   17.02%   8.72%   28.10%   28.30%   60.00%
                                                      =====   =====    =====    =====    =====

     The distribution of Mutual Bank's allowance for loan losses at the dates indicated is summarized as follows:

                                                                       June  30,
                          ----------------------------------------------------------------------------------------------------
                                1991               1992               1993                 1994                   1995
                          ----------------  ----------------- -------------------- -------------------  ----------------------
                                  PERCENT           PERCENT              PERCENT              PERCENT              PERCENT
                                  OF LOANS          OF LOANS             OF LOANS             OF LOANS             OF LOANS
                                  IN EACH           IN EACH              IN EACH              IN EACH              IN EACH
                                  CATEGORY          CATEGORY             CATEGORY             CATEGORY             CATEGORY
                                  TO TOTAL          TO TOTAL             TO TOTAL             TO TOTAL             TO TOTAL
                          AMOUNT   LOANS    AMOUNT   LOANS     AMOUNT     LOANS     AMOUNT     LOANS    AMOUNT      LOANS
                          ------ ---------  ------  --------   ------   ---------   ------  ----------  ------   -------------
                                                             (DOLLARS IN THOUSANDS)

One- to four-family
 residential real estate  $  34     87.4%   $  41     85.9%    $  25       83.8%    $  12       85.6%   $  97        91.7%

Unallocated/(1)/ .......    174      ---      154      ---       143        ---       231        ---       90         ---
                          -----             -----              -----                -----      -----    -----
     Total .............  $ 208    100.0%   $ 195    100.0%    $ 168      100.0%    $ 243      100.0%   $ 187       100.0%
                          =====             =====              =====                =====               =====

- ------------------------
/(1)/To be distributed consistent with the percentage that loans in each category bear to total loans.

INVESTMENT ACTIVITIES

     General. Mutual Bank must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, Mutual Bank has maintained liquid assets at levels above the minimum requirements imposed by the OTS regulations and at levels believed adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. For June 30, 1995, Mutual Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 21.3%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc.--Liquidity and Capital Resources."

     Mutual Bank has the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, Mutual Bank may also invest its assets in commercial paper and investment grade corporate debt securities.

     Generally, the investment policy of Mutual and Mutual Bank is to invest funds among various categories of investments and maturities based upon Mutual Bank's asset/liability management policies, investment quality and marketability, liquidity needs and performance objectives.

     During fiscal 1995, the current market value of the investment and mortgage-backed securities classified as available-for-sale were adjusted as required by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). Based upon the implementation of SFAS 115, the book value of the available-for-sale portfolio was reduced by $73,000.

     Securities. At June 30, 1995, interest-bearing deposits with banks totaled $191,000, or .3% of total assets, and its debt securities totaled $7.9 million, or 13.9% of total assets. As of such date, Mutual Bank also had a $414,000 investment in FHLB stock, satisfying its requirement for membership in the FHLB of Des Moines. It is Mutual Bank's general policy to purchase securities which are U.S. Government securities or federal agency obligations or other issues that are rated investment grade or have credit enhancements.

     At June 30, 1995, Mutual's securities' portfolio contained neither tax-exempt securities nor securities of any issuer with an aggregate book value, in excess of 10% of Mutual's stockholders' equity, excluding those issued by the U.S. Government or its agencies.

     The following table sets forth the composition of the investment portfolio at the dates indicated.

                                                                              JUNE 30,
                                                --------------------------------------------------------------
                                                       1993                   1994                  1995
                                                ------------------     -----------------      ----------------
                                                 BOOK       % OF         BOOK     % OF        BOOK      % OF
                                                 VALUE      TOTAL       VALUE     TOTAL       VALUE     TOTAL
                                                --------    ------     -------    ------      ------    ------
                                                                     (DOLLARS IN THOUSANDS)
Investment Securities:
  U.S. government securities ................   $   ---       ---%     $ 1,522      14.7%     $  508      6.1%
  Federal agency obligations ................    11,988      94.0        8,075      77.9       7,401     88.9
                                                -------     -----      -------     -----      ------    -----
     Subtotal ...............................    11,988      94.0        9,597      92.6       7,909     95.0
FHLB stock ..................................       765       6.0          765       7.4         414      5.0
                                                -------     -----      -------     -----      ------    -----
     Total Investment Securities and
        FHLB stock ..........................   $12,753     100.0%     $10,362     100.0%     $8,323    100.0%
                                                =======     =====      =======     =====      ======    =====

Other Interest-Earning Assets:
  Interest-bearing deposits with banks ......   $ 2,773     100.0%     $ 1,512      75.7%     $   42     22.0%
  Federal funds sold ........................       ---       ---          486      24.3         149     78.0
                                                -------     -----      -------     -----      ------    -----
     Total Other Interest-Earning Assets ....   $ 2,773     100.0%     $ 1,998     100.0%     $  191    100.0%
                                                =======     =====      =======     =====      ======    =====

    The composition and maturities of the investment securities portfolio, excluding FHLB of Des Moines stock, are indicated in the following table.

                                                                           JUNE 30, 1995
                                         ------------------------------------------------------------------------------
                                         LESS THAN       1 TO 5       5 TO 10       OVER
                                           1 YEAR         YEARS        YEARS      10 YEARS        TOTAL SECURITIES
                                         ----------    ----------   ----------   ----------   -------------------------
                                         BOOK VALUE    BOOK VALUE   BOOK VALUE   BOOK VALUE   BOOK VALUE   MARKET VALUE
                                         ----------    ----------   ----------   ----------   ----------   ------------
                                                                    (DOLLARS IN THOUSANDS)
U.S. government securities ...........    $ ---         $  508       $  ---       $  ---          $  508       $  508
Federal agency obligations ...........      996          6,405          ---          ---           7,401        7,133
                                          -----         ------       ------       ------          ------       ------

Total securities .....................    $ 996         $6,913       $  ---       $  ---          $7,909       $7,641
                                          =====         ======       ======       ======          ======       ======

Weighted average yield ...............     4.50%          4.50%         ---%         ---%           4.50%
                                           ====         ======          ===          ===            ====

     Mortgage-Backed Securities. Mutual Bank purchases mortgage-backed securities to supplement residential loan production. The type of securities purchased is based upon Mutual Bank's asset/liability management strategy and balance sheet objectives. For instance, most of the mortgage-backed investments purchased over the last several years have had adjustable interest rates or short or intermediate effective terms to maturity. The book value of all mortgage-backed securities at June 30, 1995, was $5.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc.--Asset/Liability Management."

     The mortgage-backed securities are held in its investment portfolio and accordingly are included in its financial statements at amortized cost for securities held-to-maturity and fair value for securities available-for-sale. "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc.--Impact of New Accounting Standards and Changes in Federal Tax Law" for information regarding the impact of SFAS 115.

     As of June 30, 1995, all of Mutual Bank's mortgage-backed securities were backed by federal agencies. Accordingly, management believes that Mutual Bank's mortgage-backed securities are generally resistant to credit problems.

     Mutual Bank's holdings of mortgage-backed securities have decreased as Mutual Bank has invested in higher yielding loans. Since federal agency mortgage-backed securities generally carry a yield approximately 50 to 100 basis points below that of the corresponding type of residential loan (due to the implied federal agency guarantee fee and the retention of a servicing spread by the loan servicer), in the event that the proportion of Mutual Bank's assets consisting of mortgage-backed investments increase, Mutual Bank's asset yields could be adversely affected.


     The following table sets forth the contractual maturities of Mutual Bank's mortgage-backed securities at June 30, 1995.

                                                      DUE IN                            JUNE  30, 1995
                                ------------------------------------------------------
                                LESS THAN  1 TO 3  3 TO 5  5 TO 10  10 TO 20   OVER 20     BALANCE
                                 ONE YEAR   YEARS   YEARS    YEARS    YEARS     YEARS    OUTSTANDING
                                ---------- ------- ------- -------- ---------  -------  --------------
                                                            (IN THOUSANDS)
Federal Home Loan Mortgage
   Corporation ...............     $ 86    $1,392  $1,296  $  ---    $   6       $  870      3,650
Federal National Mortgage
   Association ...............      ---       ---     ---     896      ---        1,227      2,123
Government National Mortgage
   Association ...............      ---       ---      20      44      ---          ---         64
                                   ----    ------  ------  ------    -----       ------
      Total ..................     $ 86    $1,392  $1,316  $  940    $   6       $2,097      5,837
                                   ====    ======  ======  ======    =====       ======      =====

SOURCES OF FUNDS

     General. Deposit accounts have traditionally been the principal source of Mutual Bank's funds for use in lending and for other general business purposes. In addition to deposits, Mutual Bank derives funds from loan repayments and cash flows generated from operations. Scheduled loan payments are a relatively stable source of funds, while deposit inflows and outflows and the related cost of such funds have varied. Other potential sources of funds available to Mutual Bank include borrowings from the FHLB of Des Moines and other borrowings.

     Deposits. Mutual Bank attracts both short-term and long-term deposits by offering a wide assortment of accounts and rates. Mutual Bank offers regular passbook accounts, NOW accounts, money market accounts and fixed interest rate certificates of deposit with varying maturities and individual retirement accounts. Deposit account terms vary, according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. Mutual Bank has not actively sought deposits outside of its market area.

     Mutual Bank, like many thrift institutions in the current interest rate environment, has had to compete for depositors' funds with non-traditional deposit vehicles, such as annuities, mutual funds, municipal bonds and other obligations. As a result of the higher yields available on such instruments, there has been some disintermediation (i.e., an outflow of funds from the institution) and, accordingly, a reduction in Mutual Bank's deposits. Should this disintermediation continue, management believes that Mutual Bank's borrowing capacity with the FHLB of Des Moines at rates comparable to those associated with the outflow of funds should preclude any significant negative impact on earnings.

     In setting rates, Mutual Bank regularly evaluates (i) its internal cost of funds, (ii) the rates offered by competing institutions, (iii) its investment and lending opportunities and (iv) its liquidity position. In order to decrease the volatility of its deposits, Mutual Bank imposes penalties on early withdrawal on its certificates of deposit. Mutual Bank does not have any brokered deposits and has no present intention to accept or solicit such deposits.

     The following table sets forth the savings flows at Mutual Bank during the periods indicated.

                                            YEAR ENDED JUNE 30,
                                    ----------------------------------
                                       1993        1994         1994
                                     --------    --------     --------
                                          (DOLLARS IN THOUSANDS)
     Opening balance ..............  $56,953     $54,334      $50,164
     Net outflows .................   (4,417)     (5,592)      (2,845)
     Interest credited ............    1,798       1,422        1,535
                                     -------     -------      -------
        Ending balance ............  $54,334     $50,164      $48,854
                                     =======     =======      =======

     Net increase (decrease) ......  $(2,619)    $(4,170)     $(1,130)
                                     =======     =======      =======

     Percent increase (decrease) ..    (4.6)%      (7.7)%       (2.6)%
                                       ====        ====         ====

     The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by Mutual Bank for the periods indicated.

                                                                           AT JUNE 30,
                                              -------------------------------------------------------------------
                                                     1993                     1994                   1995
                                              -------------------       -----------------     -------------------
                                                         PERCENT                 PERCENT                PERCENT
                                              AMOUNT     OF TOTAL       AMOUNT   OF TOTAL      AMOUNT   OF TOTAL
                                              ------     --------       ------   --------      ------   --------
                                                                      (DOLLARS IN THOUSANDS)

Transactions and Savings Deposits:
- ---------------------------------
Passbook Accounts (2.75%) ..................   $ 4,373      8.0%        $ 4,507     9.0%       $ 3,750     7.7%
NOW Accounts (2.85% - 2.95%) ...............     3,060      5.6           2,371     4.7          3,575     7.3
Money Market Accounts (2.75% - 3.00%) ......     5,526     10.2           5,459    10.9          1,738     3.6
                                               -------    -----         -------   -----        -------   -----
  Total Non-Certificates ...................    12,959     23.8          12,337    24.6          9,063    18.6
                                               -------    -----         -------   -----        -------   -----

Certificates:
- ------------

  0.00% - 2.99% ............................       741      1.4             114      .2             55      .1
  3.00% - 3.99% ............................    17,195     31.7          19,101    38.1          1,967     4.0
  4.00% - 4.99% ............................    10,398     19.1          11,813    23.5          8,055    16.5
  5.00% - 5.99% ............................     3,324      6.1           3,757     7.5         25,536    52.3
  6.00% - 6.99% ............................     3,172      5.8             662     1.3          2,696     5.5
  7.00% - 7.99% ............................     2,857     11.8           1,309     2.6            548     1.1
  8.00% and over ...........................     3,688       .3           1,071     2.2            934      .9
                                               -------    -----         -------   -----        -------   -----
  Total Certificates .......................    41,375     76.2          37,827    75.4         39,791    81.4
                                               -------    -----         -------   -----        -------   -----
    Total Deposits .........................   $54,334    100.0%        $50,164   100.0%       $48,854   100.0%
                                               =======    =====         =======   =====        =======   =====

     The following table shows rate and maturity information for Mutual Bank's certificates of deposit as of June 30, 1995.

                                            0.00-         4.00-         6.00-      8.00% OR                        PERCENT
                                            3.99%         5.99%        7.99%       GREATER          TOTAL         OF TOTAL
                                          -------       -------      -------     -----------     -----------    -------------
                                                                    (DOLLARS IN THOUSANDS)

   Certificate accounts maturing
   in quarter ending            :
   -----------------------------
   September 30, 1995 ....................  $ 1,162      $ 9,274        614           $  315        $11,365          28.57%
   December 31, 1995 .....................      723        8,775        586              566         10,650          28.76
   March 31, 1996 ........................        5        4,453        735              ---          5,193          13.05
   June 30, 1996 .........................       11        3,118         42              ---          3,171           7.97
   September 30, 1996 ....................        6          607         20              ---            633           1.59
   December 31, 1996 .....................       56          982         16              ---          1,054           2.65
   March 31, 1997 ........................      ---          779        ---              ---            779           1.96
   June 30, 1997 .........................        6          741        ---              ---            747           1.88
   September 30, 1997 ....................        8          502        ---              ---            510           1.28
   December 31, 1997 .....................      ---          874        ---              ---            874           2.20
   March  31, 1998 .......................        8          674        ---              ---            682           1.71
   June 30, 1998 .........................      ---          523         48              ---            571           1.43
   Thereafter ............................       13        2,304      1,245              ---          3,562           8.95
                                            -------      -------     ------           ------        -------         ------

      Total ..............................  $ 1,998      $33,606     $3,306           $  881        $39,791         100.00%
                                            =======      =======     ======           ======        =======         ======

      Percent of total ....................    5.02%       84.46%      8.31%            2.21%
                                               ====        =====       ====             ====

     The following table indicates the amount of Mutual Bank's certificates of deposit by time remaining until maturity as of June 30, 1995.

                                                                    MATURITY
                                                 ---------------------------------------------
                                                            OVER     OVER
                                                 3 MONTHS  3 TO 6   6 TO 12    OVER
                                                 OR LESS   MONTHS   MONTHS   12 MONTHS   TOTAL
                                                 --------  -------  -------  ---------  -------
                                                                 (IN THOUSANDS)
   Certificates of deposit less than $100,000     $10,651  $10,002   $8,159   $9,035    $37,847
   Certificates of deposit of $100,000 or more        714      647      209      374      1,944
                                                  -------  -------   ------   ------     -------

   Total certificates of deposit                  $11,365  $10,649   $8,368   $9,409    $39,791
                                                  =======  =======   ======   ======    =======

     Borrowings. Mutual Bank's other available sources of funds include advances from the FHLB of Des Moines and other borrowings. As a member of the FHLB of Des Moines, Mutual Bank is required to own capital stock in the FHLB of Des Moines and is authorized to apply for advances from the FHLB of Des Moines. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Des Moines may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions.


     Mutual Bank may obtain advances from the FHLB of Des Moines upon the security of its capital stock in the FHLB of Des Moines and certain of its mortgage loans and mortgage-backed securities. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities.

     In the past, Mutual Bank has not generally relied upon borrowings to fund its operations. At June 30, 1993 and 1994, Mutual Bank had no borrowings outstanding. However, during 1995, Mutual Bank borrowed from the FHLB to fund loan demand in light of deposit outflows. At June 30, 1995, Mutual Bank had $1.3 million in FHLB advances outstanding at a weighted average interest rate of 5.95%. During the year ended June 30, 1995, Mutual Bank had an average balance of $2.2 million and a maximum month-end balance of $4.3 million in FHLB advances.

SUBSIDIARIES

     Federal associations generally may invest up to 2% of their assets in service corporations, plus an additional 1% of assets for community purposes. In addition, federal associations may invest up to 50% of their total capital in conforming loans to their service corporations in which they own more than 10% of the capital stock. In addition, federal associations are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities which a federal association may engage in directly.

     On December 10, 1993, Mutual Bank incorporated Mutual Savings Service Corporation ("MSSC"), a Missouri corporation, in order to facilitate the sale of annuities and other insurance products to its customers and members of the general public. These products are offered on an agency basis through BancServ. For the fiscal year ended June 30, 1995, MSSC has net income of $4,000. In April, 1995, Mutual Bank closed all assets of MSSC into Mutual Bank. At June 30, 1995, MSSC was an inactive corporation.

COMPETITION

     Savings institutions generally face strong competition both in originating real estate loans and in attracting deposits. Competition in originating loans comes primarily from other savings institutions, commercial banks and mortgage bankers who also make loans secured by real estate located in Mutual Bank's market area. Mutual Bank competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

     Mutual Bank faces substantial competition in attracting deposits from other savings institutions, commercial banks, securities firms, money market and mutual funds, credit unions and other investment vehicles. The ability of Mutual Bank to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk, convenient locations and other factors. Mutual Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and a customer-oriented staff. Mutual Bank estimates its market share of the savings deposits in its market area to be less than 10%.

EMPLOYEES

     At June 30, 1995, Mutual had a total of 16 full-time employees. None of Mutual's employees are represented by any collective bargaining group. Management considers its employee relations to be good.

                     PROPERTIES OF MUTUAL BANCOMPANY, INC.

     The office of Mutual Bank located at 101 West McCarty, Jefferson City, Missouri was built by Mutual Bank in 1975, and at June 30, 1995, had a net book value of $894,000. At June 30, 1995, Mutual Bank's premises and equipment had an aggregate net book value of approximately $968,000.

     Mutual Bank believes that its current facilities are adequate to meet the present and immediately foreseeable needs of Mutual Bank and Mutual.

     Mutual Bank's accounting and record-keeping activities are maintained on an on-line basis with an independent service bureau.

              LEGAL PROCEEDINGS INVOLVING MUTUAL BANCOMPANY, INC.

     From time to time, Mutual and Mutual Bank are involved as plaintiffs or defendants in various legal proceedings arising in the normal course of their respective businesses. While the ultimate outcome of these various legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on Mutual's consolidated financial position or results of operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MUTUAL BANCOMPANY, INC.

INTRODUCTION

     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of Mutual. The information contained in this section should be read in conjunction with the financial statements and accompanying notes thereto contained elsewhere herein.

     Mutual's results of operations are dependent primarily on net interest income, which is the difference ("spread") between the interest income earned on its loans, mortgage-backed securities and investment portfolio, and on its cost of funds, consisting primarily of interest paid on its deposits. Mutual's operating expenses principally consist of salaries and employee benefits, occupancy, federal deposit insurance premiums and other general and administrative expenses. Mutual's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

     Mutual's goal has been to provide financial services to the communities served by its office. In seeking to accomplish this mission, management has adopted a business strategy designed to (i) maintain Mutual's capital in excess of regulatory requirements, (ii) maintain a high level of credit quality at current levels, (iii) manage Mutual's exposure to changes in market interest rates, and (iv) maintain or improve Mutual's interest rate spread. In pursuing this strategy, Mutual has focused on (i) the origination and purchase of one- to four-family adjustable-rate loans for retention in its portfolio, (ii) the origination and sale of certain long-term, fixed-rate residential loans on a servicing-retained basis, and (iii) to a lesser extent, the origination of consumer loans and investment in mortgage-backed and investment securities.

FINANCIAL CONDITION

     March 31, 1996 compared to June 30, 1995. Total assets decreased $3.5 million, or 6.23%, to $53.3 million at March 31, 1996 from $56.9 million at June 30, 1995. The decrease was primarily attributable to decreases in mortgage-backed securities of $1.1 million, net loans receivable of $1.2 million and investment securities of $1.2 million partially off-set by an increase in cash and cash equivalents of $146,000.

     The decrease in net loans receivable of $1.2 million or 2.99% was primarily the result of loan repayments and a decline in demand for adjustable rate product in light of recent decreases in market rates of interest as well as a seasonal decline in loan demand.

     Cash and cash equivalents increased $146,000, or 25.09%, to $728,000 at March 31, 1996 from $582,000 at June 30, 1995 due to the increase in interest bearing deposits. Mortgage-backed securities decreased $1.1 million, or 18.67%, to $4.7 million at March 31, 1996 from $5.8 million at June 30, 1995. Investment securities decreased $1.2 million, or 15.49% to $6.7 million at March 31, 1996 from $7.9 million at June 30, 1995. These decreases were the result of principal repayments and maturities in the mortgage-backed portfolio and the sale of a $1.2 million investment security and were primarily used to fund net savings withdrawals and repay borrowings from the FHLB during the nine month period. Deposits decreased $3.0 million, or 6.21%, to $45.8 million at March 31, 1996 from $48.9 million at June 30, 1995.

     Management continues to be concerned with the decrease in deposits which are attributable to depositors' desire and ability to receive higher yields from alternative investment products. Rates offered on Mutual Bank's deposits are kept competitive with the average rates paid by most local institutions. Borrowings from the FHLB of Des Moines decreased $425,000, or 32.08%, during the period to $900,000 at March 31, 1996 from $1.3 million at June 30, 1995.

     Stockholders' equity increased $31,000 during the period to $6.2 million. This increase was the result of an $18,000 increase in additional paid-in capital, a $25,000 reduction in deferred compensation-Mutual ESOP shares, and a $7,000 increase in retained earnings, partially offset by a $19,000 increase in unrealized losses on Mutual's available-for-sale investment portfolio net of tax benefits. The increase in unrealized loss on the available-for-sale portfolio is primarily due to the net effect of the reclassification of the held-to-maturity portfolio as available-for-sale as discussed in Note 6 of the Notes to Consolidated Financial Statements for the Nine Months Ended March 31, 1996 contained elsewhere in this Proxy Statement/Prospectus.

     June 30, 1995 compared to June 30, 1994. Total assets increased $2.9 million, or 5.4%, to $56.9 million at June 30, 1995 from $54.0 million at June 30, 1994. The increase was attributable to an increase in loans receivable of $8.1 million, offset by decreases of $1.4 million in cash and interest-bearing accounts, $337,000 in Federal funds sold, $1.7 million in investment securities and $1.6 million in mortgage-backed securities.

     Deposits decreased $1.3 million, or 2.6%, to $48.9 million at June 30, 1995 from $50.2 million at June 30, 1994. The decrease was attributable to depositors seeking improved yields on alternative investments. Net deposit outflows were funded by the pay-down and maturity of interest-bearing assets, and borrowings from the FHLB of Des Moines.

     Net loans receivable increased $8.1 million, or 25.1%, to $40.4 million at June 30, 1995 from $32.3 million at June 30, 1994. The increase was attributable to the origination of $12.9 million in loans, consisting primarily of one- to four-family adjustable-rate loans, and the purchase of $3.0 million of single family loans from a mortgage loan broker.

     Investment securities decreased $1.7 million, or 17.7%, to $7.9 million at June 30, 1995 from $9.6 million at June 30, 1994. Mortgage-backed securities decreased $1.6 million, or 21.6%, to $5.8 million at June 30, 1995 from $7.4 million at June 30, 1994. The net decrease in investment and mortgage-backed securities of $3.3 million was a result of the maturity and sale of these securities with the proceeds used to fund the origination of loans receivable. The reallocation of funds from investment and mortgage-backed securities to loans receivable was due to management's decision to position Mutual to earn a higher yield than was currently available on the investment and mortgage-backed securities through the origination and purchase of new loans which would adjust to a higher rate after an initial one to three year period.

     Stock in the FHLB decreased $351,000, or 45.9%, to $414,000 at June 30, 1995 from $765,000 at June 30, 1994. The decrease resulted from Mutual's determination to utilize a net capital loss tax carryforward that would have expired on June 30, 1995. The stock that was sold had no tax basis. No tax liability resulted on the gain from the sale of the stock since the net capital loss carryforward was utilized.

     Net deferred income taxes receivable increased $70,000 to $135,000 at June 30, 1995 from $65,000 at June 30, 1994. This increase resulted primarily from the reduction of a deferred tax asset valuation allowance for a net capital loss tax carryforward Mutual utilized during 1995.

     Stock issuance costs decreased $160,000 to $0 at June 30, 1995. The deferred expenses related to Mutual Bank's mutual to stock conversion and stock offering by Mutual, and were deducted from the net stock issuance proceeds in 1995.

     Net equity increased $2.6 million, or 72.2%, to $6.2 million at June 30, 1995 from $3.6 million at June 30, 1994. The increase resulted primarily from net cash proceeds received from Mutual Bank's mutual to stock conversion and Mutual's stock offering of $2.5 million (net of stock issuance costs of $600,000). Net earnings contributed an additional $176,000 to stockholders' equity, while an unrealized loss on securities available-for-sale reduced net stockholders' equity by $48,000. See Notes 1, 2 and 5 of the Notes to Consolidated Financial Statements for the Years Ended June 30, 1993, 1994 and 1995 contained elsewhere in this Proxy Statement/Prospectus for further explanation.

     June 30, 1994 compared to June 30, 1993. Total assets decreased $4.1 million, or 7.0%, to $54.1 million at June 30, 1994 from $58.2 million at June 30, 1993. The decrease was attributable to decreases in deposits of $4.1 million, in net loans receivable of $3.2 million, in investment securities of $2.4 million, in cash and interest-bearing deposits of $1.1 million, partially offset by increases in mortgage-backed securities of $2.5 million, in income tax receivable of $183,000, in deferred income tax net assets of $127,000 and in reorganization and stock issuance costs of $160,000 associated with Mutual Bank's conversion to stock form.

     Deposits decreased $4.1 million, or 7.7%, to $50.2 million at June 30, 1994 from $54.3 million at June 30, 1993. The decrease in deposits was attributable to depositors seeking improved yields through other investment vehicles as a result of the low interest rate environment. The net deposit outflows were funded by cash on hand and the excess of loan repayments over loan originations during the year ended June 30, 1994.

     Net loans receivable decreased $3.2 million, or 9.0%, to $32.3 million at June 30, 1994 from $35.5 million at June 30, 1993. This decrease in net loans receivable was the result of customers continuing to refinance their existing adjustable-rate loans to fixed-rate loans and principal repayments which exceeded originations. Since Mutual generally only retains fixed-rate loans with maturities of less than ten years in its portfolio, the refinancing referred to above generally results in a reduction in loan balances.

     Investment securities decreased $2.4 million, or 18.8%, to $10.4 million at June 30, 1994 from $12.8 million at June 30, 1993. This decrease in investment securities was a result of maturities of investment securities with the proceeds reinvested in mortgage-backed securities which increased $2.5 million, or 51.0%, to $7.4 million at June 30, 1994 from $4.9 million at June 30, 1993. The reallocation of funds to mortgage-backed securities from investment securities was due to management's decision to seek the increased yields available on the mortgage-backed securities.

     Income taxes receivable decreased $183,000 to a $64,000 benefit at June 30, 1994 from a $119,000 payable at June 30, 1993. This increase resulted from the settlement with the IRS relating to its examination of Mutual's income tax returns from the calendar years 1988 through 1990 which allowed Mutual to recognize a benefit of approximately $125,000 relating to previously accrued income tax liabilities and the overpayment of current year estimated tax payments.

     Net deferred income tax assets increased $127,000 to $65,000 at June 30, 1994 from a $62,000 tax liability at June 30, 1993. The change was the result of adopting SFAS 109, and additional deferred items resulting from the IRS settlement discussed above.

     Stock issuance costs of $160,000 were incurred in fiscal 1994 related to Mutual Bank's mutual to stock conversion and stock offering. These expenses were deferred and will be deducted from the proceeds of the stock offering when complete or expensed upon the termination of the stock conversion. Costs incurred related to the initial mutual holding company formation were expensed in fiscal 1994.

     Retained earnings increased $320,000 as a result of net earnings.

RESULTS OF OPERATIONS

     Mutual's results of operations depend primarily on the level of its net interest income and non-interest income and its amount of non-interest expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED MARCH 31, 1995 AND
1996

     General. Mutual Bank reported net income of $69,000 during the nine month period ended March 31, 1995 compared to $7,000 during the nine month period ended March 31, 1996, a decrease of $62,000. This decrease was primarily the result of a decrease in net interest income of $8,000, an increase in other income of $2,000, an increase in other expenses of $64,000, an increase in the provision for loan losses of $19,000, and partially offset by a decrease in income taxes of $27,000. Mutual Bank reported net income of $20,000 during the quarter ended March 31, 1995 compared to $7,000 during the quarter ended March 31, 1996, a decrease of $13,000. This decrease was the result of an increase in net interest income of $9,000, an increase in other income of $1,000, a decrease in taxes of $4,000, and a decrease in the provision for loan losses of $2,000, offset by an increase in other expenses of $29,000.

     Due to the predominantly adjustable rate nature of Mutual Bank's loan portfolio, yield adjustments on the portfolio occur periodically over time and may tend to lag behind the changes in interest rates experienced in the market. The average yield earned on its interest-earning assets increased from 6.22% during the nine month period ended March 31, 1995 to 6.70% during the nine month period ended March 31, 1996. The higher interest rates on the loan portfolio were primarily the result of upward repricing of the adjustable rate mortgage loan portfolio.

     The average rates paid on its interest-bearing liabilities also increased from 4.25% during the nine month period ended March 31, 1995 to 4.97% during the nine month period ended March 31, 1996.

     Interest Income. Interest income increased $146,000, or 5.71% from $2.6 million during the nine month period ended March 31, 1995, to $2.7 million during the nine month period ended March 31, 1996. This increase resulted from the net effect of an increase in interest on loans of $275,000, offset by decreases in interest on investment securities of $77,000, interest on mortgage-backed securities of $46,000 and other income of $6,000. Interest income increased $13,000, or 1.49%, from $874,000 during the quarter ended March 31, 1995, to $887,000 during the quarter ended March 31, 1996. This increase resulted primarily from the net effect of increases in interest on loans of $57,000, offset by decreases in interest on investment securities of $20,000, in interest on mortgage-backed securities of $18,000 and other income of$6,000. The increase in interest income on loans for the nine month period ended March 31, 1996 resulted from an increase in the average yield on loans from 6.68% for the nine month period ended March 31, 1995 to 7.26% during the nine month period ended March 31, 1996, as well as the increase in the average balance of loans outstanding from $38.1 million in the 1995 period to $40.2 million in the 1996 period. The increase in interest income on loans for the quarter ended March 31, 1995, resulted from an increase in the average yield on loans from 6.67% during the quarter ended March 31, 1995 to 7.30% during the quarter ended March 31, 1996, and partially offset by the decrease in the average balance of loans outstanding from $40.1 million in 1995 to $39.8 million in 1996 for the same periods. The higher interest rates on the loan portfolio were primarily the result of upward repricing of the adjustable rate mortgage loan portfolio.

     The decrease in interest income on investment securities for the nine month period resulted primarily from the decrease in the average balance of such securities from $9.4 million for the nine month period ended March 31, 1995 to $7.6 million for the nine month period ended March 31, 1995. The decrease in the balance was due to the need for cash to fund depositors' withdrawals. Similarly, the decrease in interest income on investment securities during the quarter ended March 31, 1996 resulted from the decrease in the average balance of such securities from $8.0 million for the quarter ended March 31, 1995, to $6.9 million for the quarter ended March 31, 1996, and by a decrease in their average yield from 5.22% during the quarter ended March 31, 1995, to 4.90% during the quarter ended March 31, 1996. The investment portfolio is primarily invested in adjustable rate instruments with indices that lag behind the interest rate yield curve. A FHLB structured note with a low rate of return due to the effect of the inverse yield curve was sold during the quarter at a loss. The decrease in interest income on mortgage-backed securities during the nine month period resulted from decreases in the average balance of such securities from $6.8 million for the nine month period ended March 31, 1995 to $5.3 million for the nine month period ended March 31, 1996, partially offset by an increase in their average yield from 5.53% for the nine month period ended March 31, 1995 to 5.90% for the nine month period ended March 31, 1996.

     The decrease in interest income on mortgage-backed securities for the quarter ended March 31, 1996 resulted from decreases in the average balance of such securities from $6.7 million for the quarter ended March 31, 1995 to $4.9 million for the quarter ended March 31, 1996, partially offset by an increase in their average yield from 5.51% for the quarter ended March 31, 1995 to 6.02% for the quarter ended March 31, 1996.

     Interest Expense. Interest expense increased $154,000, or 9.29%, from $1.7 million during the nine month period ended March 31, 1995 to $1.8 million during the nine month period ended March 31, 1996. This increase resulted from an increase in interest expense on deposits and an increase in interest paid on advances from the FHLB during the nine months ended March 31, 1996. The increase in interest expense on deposits of $210,000 resulted from an increase in the average rates paid on deposits from 4.18% during the nine month period ended March 31, 1995 to 4.98% during the nine month period ended March 31, 1996, partially offset by a decrease in the average balance of such deposits from $49.1 million during the nine month period ended March 31, 1995 to $46.9 million during the nine month period ended March 31, 1996.

     Interest expense increased $4,000, or .68%, from the quarter ended March 31, 1995 compared to the quarter ended March 31, 1996. This increase resulted primarily from an increase in interest expense on deposits, partially offset by a decrease in interest paid on reduced balances of advances from the FHLB during the quarter ended March 31, 1996. The increase in interest expense on deposits of $33,000 resulted from an increase in the average rates paid on deposits from 4.39% during the quarter ended March 31, 1995 to 5.01% during the quarter ended March 31, 1996, partially offset by a decrease in the average balance of such deposits from $49.1 million during the quarter ended March 31, 1995, to $45.7 million during the quarter ended March 31, 1996. The lower average balance of deposits between the 1995 and 1996 periods reflected the effect of deposit outflows caused by depositors seeking improved yields, partially offset by interest credited to depositors' accounts. The increase in the average rate paid on deposits resulted from Mutual Bank increasing rates offered to depositors in conjunction with the increase in local market rates during the last half of 1995. Borrowings from the FHLB during the nine months ended March 31, 1996 were used to fund savings withdrawals discussed above. Mutual Bank had an outstanding average balance of total borrowings from a commercial bank and the FHLB of $2.7 million during the nine month period ended March 31, 1995 compared to an average of $1.3 million exclusively from the FHLB for the nine month period ended March 31, 1996. At March 31, 1996, Mutual Bank was paying 5.67% on the outstanding FHLB balance of $900,000.

     Provision (Benefit) for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. During the nine month period ended March 31, 1996, Mutual Bank recorded a $5,000 benefit in the provision for loan losses compared to a $24,000 benefit recorded during the nine month period ended March 31, 1995. During the quarter ended March 31, 1996, Mutual Bank recorded a $5,000 benefit from the provision for loan losses compared to a $3,000 benefit during the quarter ended March 31, 1995. Loan losses have been minimal in recent years due to Mutual Bank's primary emphasis on single family lending and the relatively stable economy in the Jefferson City, Missouri area. Mutual Bank evaluates its loan portfolio quarterly to determine the adequacy of its loan loss reserves. At March 31, 1995 the evaluation resulted in $388,000 of its loan portfolio being classified substandard compared to $522,000 at March 31, 1996. Although classified loans increased $134,000 during the nine month period, Mutual Bank was able to decrease its loan loss reserves because $183,000 of the balance classified as substandard were loans in bankruptcy; potential losses on those loans were determined to be minimal. Future additions to Mutual Bank's allowance for loan losses are dependent upon the performance of Mutual Bank's loan portfolio, the economy, changes in real estate values and interest rates, the view of the regulatory authorities toward adequate reserve levels and inflation.

     Other income increased $2,000 during the nine month period ended March 31, 1996 to $76,000, compared to $74,000 for the same period ended March 31, 1995. This increase was due to an increase of $3,000 in service charges and fees to $27,000 during the nine month period ended March 31, 1996, compared to $24,000 during the same period ended March 31, 1995, partially offset by a decrease of $1,000 in Other Income to $49,000, compared to $50,000 for the same period ended March 31, 1995.

     Other Expenses. Other expenses consist of compensation related expenses, occupancy-related expenses, federal deposit insurance premiums and other general and administrative expenses. Other expenses increased $64,000, or 7.14%, to $960,000 during the nine month period ended March 31, 1996 from $896,000 for the same period ended March 31, 1995, resulting from increases in Compensation Expense for Directors Fees of $36,000, Occupancy Expense of $14,000 and Other General and Administrative Expenses of $34,000, offset by decreases in Federal Insurance Premiums of $2,000 and Loss on Sale of Investments classified as Available-for-Sale of $18,000. Other expenses increased $29,000 or 9.90% to $322,000, during the quarter ended March 31, 1996 from $293,000 for the same period ended March 31, 1995, primarily from an increase in Compensation Expense of $21,000, Loss on Sale of Investments classified as Available-for-Sale of $11,000 and offset by decreases in Occupancy Expense of $1,000, and Other General and Administrative Expenses of $2,000.

     The deposits of savings associations such as Mutual Bank are presently insured by the SAIF which, along with the BIF, is one of the two insurance funds administered by the FDIC. Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In November 1995, the FDIC further revised the premium schedule for BIF-insured banks to provide for a range of 0% to 0.27% of deposits (as compared to the current range of 0.23% to 0.31% of deposits of SAIF-insured institutions) with an annual statutory minimum payment of $2,000. The revised premium schedule took effect January 1, 1996. A recapitalization plan for the SAIF under consideration by Congress reportedly provides for a special assessment of 0.80% to 0.90% of deposits to be imposed on all SAIF-insured institutions to enable the SAIF to achieve its required level of reserves. If the proposed assessment of 0.80% to 0.90% was effected based on deposits of March 31, 1995 (the date reportedly contemplated by the proposed legislation), Mutual Bank's special assessment would amount to approximately $383,000 to $431,000, respectively. Accordingly, this special assessment would significantly increase non-interest expense and adversely affect Mutual's results of operations for the period when assessed. Conversely, depending upon Mutual Bank's capital level and supervisory rating and assuming the insurance premium levels for SAIF members are equalized with current BIF rates, future deposit insurance premiums could decrease significantly to as low as $2,000 from the 0.23% of deposits currently being paid by Mutual Bank, which would reduce non interest expense and adversely affect Mutual's results of operations for future periods.

     Income Taxes. The provision for income tax expense decreased $27,000 during the nine month period ended March 31, 1996 to $6,000 from $33,000 during the same period ended March 31, 1995 and decreased $4,000 for the quarter ended March 31, 1996 to $7,000 from $11,000 during the same period ended March 31, 1995, due to the reduced levels of income.

COMPARISON OF OPERATING RESULTS FOR YEARS ENDED JUNE 30, 1994 AND 1995

     General. Mutual reported net income of $320,000 for the year ended June 30, 1994 compared to $176,000 for the year ended June 30, 1995. The $144,000 decrease in net income between 1994 and 1995 resulted from a decrease in interest income of $20,000, an increase in interest expense of $233,000, a decrease in non-interest income of $59,000, an increase in income tax expense of $8,000, and a decrease of $74,000 for the benefit of a recognition of a cumulative effect change in accounting principle that increased net income in 1994, which did not recur in fiscal 1995 which more than offset decreases in the provision for loan losses of $169,000 and in non-interest expense of $81,000. The overall increasing interest rate environment experienced during fiscal 1995 significantly impacted the results of operation of Mutual by decreasing the average yield on its interest-earning assets from 6.46% in fiscal 1994 to 6.25% in fiscal 1995, and increasing rates paid on interest-bearing liabilities from 3.92% in fiscal 1994 to 4.42% in fiscal 1995, resulting in a decline in Mutual's average interest rate spread.

     Interest Income. Interest income decreased $20,000, or 0.6%, from $3.5 million in 1994 to $3.4 million in 1995. The net decrease resulted from the net effect of decreased interest earned on investment securities of $133,000, and interest-bearing deposits of $78,000, which offset increases in interest earned on loans of $107,000, and on mortgage-backed securities of $84,000. Of the $107,000 increase in interest income on loans, $396,000 was due to increases in the average balance of loans from $32.5 million in fiscal 1994 to $38.4 million in fiscal 1995, and a decrease of $289,000 was due to a decline in the average yield on loans from 7.65% in fiscal 1994 to 6.76% in fiscal 1995. The increase in the average balance of loans was principally attributable to an increased loan demand for adjustable-rate loans, resulting from the offering by Mutual of adjustable-rate loans at slightly below market rates, and the purchase of $3.0 million in single family loans.

     The net decline in interest income on investment and mortgage-backed securities of $49,000 resulted from a decrease of $83,000 caused by a reduction in the average balance from $17.0 million in fiscal 1994 to $13.7 million in fiscal 1995, offset by an increase of $34,000 resulting from an increase in the average yield on these securities from 4.79% in fiscal 1994 to 5.08% in fiscal 1995. Interest income on interest-bearing deposits decreased $78,000 in fiscal 1995 compared to the same period in fiscal 1994, primarily as a result of the use of interest-bearing deposits to fund deposit outflows.

     Interest Expense. Interest expense increased from $2.0 million in fiscal 1994 to $2.3 million in fiscal 1995. The increase of $233,000 resulted from an increase in interest expense on certificates of deposit of $177,000, and on FHLB advances of $128,000 which was offset by a decrease in interest expense on demand and savings deposits of $72,000. The decrease in demand and savings deposits interest expense of $72,000 resulted primarily from a decrease in the average principal balances outstanding from fiscal 1994 to fiscal 1995. Interest expense on certificates of deposit increased $177,000 of which $192,000 was due to an increase in rates paid on such accounts from an average yield of 4.27% in fiscal 1994 to 4.77% in fiscal 1995, and was partially offset by $15,000 due to a decline in the average balance of certificates of deposit outstanding. The increase in the average rate paid on deposits resulted from Mutual Bank competing for deposits in an increasing interest rate environment in fiscal 1995. The increase in interest paid on advances was due to the increase in the average balance of such advances to $2.2 million in fiscal 1995. The increase in advances was due to management's use of advances to fund operations in light of deposit outflows. There were no outstanding advances in fiscal 1994.

     Provision (Benefit) for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. During the year ended June 30, 1995, Mutual recorded a net loan loss benefit of $52,000. This compares with a net loan loss provision of $117,000 recorded for the same period in 1994. The decrease in the allowance and provision for loan losses results from a lower level of loan delinquencies, and management's asset classification analysis. See "--Asset Quality."

     Other Income. Other income decreased $58,000, or 53.7%, for the year ended June 30, 1995 compared with the same period in fiscal 1994. This decrease primarily was due to a net loss on the sale of securities of $43,000 in fiscal 1995. Management decided to sell the securities to provide funding to originate loans, and to position Mutual to obtain a higher yield than was provided by the securities. Gains on sales of fixed rate loans decreased $14,000 from $15,000 in fiscal 1994 to $1,000 in fiscal 1995. This decrease resulted primarily from lower customer demand for fixed-rate loan products in light of the increase in market rates of interest.

     Other Expenses. Other expenses decreased $81,000, or 6.4%, for the year ended June 30, 1995, compared with the same period in fiscal 1994, primarily from reorganization and stock issuance costs totalling $72,000 related to Mutual Bank's planned mutual holding company formation during fiscal 1994 which was subsequently abandoned. Mutual did not have a corresponding expense in fiscal 1995. Other increases in expenses include $30,000 in compensation and benefits and $20,000 in occupancy costs. Of the increase in compensation and benefits expenses, $17,000 resulted from shares held by the Mutual ESOP being committed to plan participants. These increases were offset by a $17,000 decrease in federal deposit insurance premiums and a $41,000 decrease in miscellaneous operating expenses.

COMPARISON OF OPERATING RESULTS FOR YEARS ENDED JUNE 30, 1993 AND 1994

     General. Mutual reported net income of $371,000 for the year ended June 30, 1993 compared to $320,000 for the year ended June 30, 1994. The decrease in net income between 1993 and 1994 was the result of the net effect of a decrease in interest income of $795,000, a decrease in interest expense of $639,000, an increase in other expenses of $184,000, an increase in the provision for loan losses of $106,000, an increase in other income of

$24,000, a decrease in income taxes of $298,000, and a benefit for the recognition of a cumulative effect of a change in accounting principle of $73,000. The overall declining interest rate environment experienced during fiscal 1994 significantly impacted the results of operations of Mutual by decreasing both the average yield earned on its interest-earning assets from 7.35% in fiscal 1993 to 6.46% in fiscal 1994 and the rates paid on its interest-bearing liabilities from 4.78% in fiscal 1993 to 3.92% in fiscal 1994.

     Interest Income. Interest income decreased $795,000, or 18.7%, from $4.3 million in fiscal 1993 to $3.5 million in fiscal 1994. This decrease resulted from the net effect of a decrease in interest on loans of $834,000, on investment securities of $47,000, and on interest-bearing deposits of $33,000, partially offset by an increase in interest income on mortgage-backed securities of $119,000. Of the $834,000 decrease in interest income on loans, $542,000 was due to decreases in the average balance of loans from $39.4 million in fiscal 1993 to $32.5 million in fiscal 1994 and $292,000 was due to a decrease in the average yield on loans from 8.44% in fiscal 1993 to 7.65% in fiscal 1994. The decrease in the average balance of loans was principally attributable to reduced loan demand for adjustable-rate loans and increased numbers of customers refinancing their existing adjustable-rate loans to fixed-rate loans. Since Mutual Bank generally only retains fixed-rate loans with maturities of less than ten years in its portfolio, the refinancings referred to above generally resulted in a reduction in loan balances outstanding. The declining interest rate on such loans is reflective of the overall declining interest rate environment experienced during the fiscal year.

     The decrease in interest income on investment securities resulted from a decrease in their average yield from 5.59% in fiscal 1993 to 4.65% in fiscal 1994, partially offset by an increase in the average balance of such securities from $11.1 million in fiscal 1993 to $12.4 million in fiscal 1994. The decrease in interest income on interest-bearing deposits resulted from a decrease in the average balance of such deposits from $4.3 million in fiscal 1993 to $2.9 million in fiscal 1994, partially offset by an increase in their average yield from 3.16% in fiscal 1993 to 3.55% in fiscal 1994. The increase in interest income on mortgage-backed securities resulted from an increase in the average balance of such securities from $3.0 million in fiscal 1993 to $5.7 million in fiscal 1994, partially offset by a decrease in their average yield from 5.69% in fiscal 1993 to 5.10% in fiscal 1994.

     In May 1993, the OTS instructed Mutual Bank to cease, with certain limited exceptions, originating commercial real estate and multi-family loans based upon Mutual Bank's failure to fully comply with underwriting policies and procedures agreed upon by Mutual Bank and the OTS. Since commercial real estate and multi-family loans generally afford Mutual Bank an opportunity to receive a higher rate of interest than that available from one- to four-family real estate loans, Mutual Bank's inability to originate new loans secured by commercial real estate and multi-family may result in a reduced yield on its loan portfolio and a corresponding reduction in interest income. However, given the fact that Mutual Bank is primarily a single family lender, management does not believe that the OTS prohibition on the origination of new commercial real estate or multi-family loans has significantly restricted Mutual's operations.

     Interest Expense. Interest expense decreased from $2.7 million in fiscal 1993 to $2.0 million in fiscal 1994. The decrease of $639,000 resulted from a decrease in interest expense on deposits which resulted from a decrease in the average rates paid on deposits from 4.78% in fiscal 1993 to 3.92% in fiscal 1994 and a decrease in the average balance of such deposits from $55.7 million in fiscal 1993 to $51.6 million in fiscal 1994. Interest expense on certificates of deposit declined $625,000 of which $231,000 was due to a decline in certificates of deposits outstanding and $394,000 was due to decrease in rates paid on such accounts. The lower average balance of deposits between fiscal 1993 and fiscal 1994 reflected the effect of deposit outflows caused by depositors seeking improved yields, partially offset by interest credited to depositors' accounts. The decline in the average rate paid on deposits resulted from a shift of deposits from traditionally higher paying certificates of deposit into lower paying transaction accounts, coupled with the overall declining rate environment during the fiscal year. This shift occurred as the rates paid on certificates of deposit and the transaction accounts narrowed.

     Provision for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. During the year ended June 30, 1994, Mutual recorded a provision for loan losses of

$117,000 compared to $11,000 for the year ended June 30, 1993. Prior to 1994, Mutual established loan loss provisions based on its actual loss experience in its loan portfolio, which losses have been and continue to be relatively low in comparison with other savings institutions. In 1994, management of Mutual deemed it prudent to increase the provision for loan losses based upon the allocation of certain percentages to non-performing loans, after evaluating Mutual's existing loan portfolio for probable losses, reviewing existing delinquencies and troubled loans, evaluating historical loan loss trends and considering the interest rate environment experienced and its impact on borrowers' continuing ability to repay their loans. Future additions to Mutual's allowance for loan losses are dependent upon the performance of Mutual's loan portfolio, the economy, changes in real estate values and interest rates and inflation.

     Other Income. Other income increased $24,000, or 28.9%, for the year ended June 30, 1994. The increase resulted primarily from increased gains on sales of fixed-rate loans originated for resale (sold on a servicing-retained basis) and the related servicing income. During fiscal 1994, Mutual Bank created a service corporation to sell annuities and insurance products. These activities generated net income of $5,000. These services were not offered prior to fiscal 1994.

     Other Expenses. Other expenses consist of salary and employee benefit expenses, occupancy-related expenses, federal deposit insurance premiums, reorganization and stock issuance costs and other general and administrative expenses. Other expenses increased $184,000, or 17.5%, for the year ended June 30, 1994 primarily from reorganization and stock issuance costs totalling $72,000 related to Mutual Bank's planned mutual holding company formation (which plan was subsequently abandoned) during fiscal 1994, a $54,000 increase in pension and post-retirement benefits expense, a $27,000 increase in deposit insurance premiums and a $17,000 increase in Board of Directors fees related to meetings regarding the mutual holding company reorganization and the mutual-to-stock conversion of Mutual Bank.

     Future increases in other expenses are anticipated as a result of Mutual becoming a public company. An increase in other expenses without a corresponding increase in other income could result in a decrease in net income in future periods.

     Income Taxes. The provision for income taxes decreased $298,000, or 127.4%, for the year ended June 30, 1994 compared to fiscal 1993. The decrease for fiscal 1994 resulted primarily from a settlement reached in August 1993 with the IRS relating to its examination of Mutual Bank's federal income tax returns for the calendar years 1988, 1989 and 1990 and from taxes being based on reduced levels of income before income taxes.

     Cumulative Effect of Change in Accounting Principle. Mutual recorded a net benefit of $73,000 from the cumulative effect of an accounting change as a result of adopting SFAS 109 as of July 1, 1993. The cumulative effect primarily represents the impact of recognizing a deferred tax asset for the benefit of loss allowances that could not be recorded under Accounting Principles Board Opinion No. 11. See Notes 1 and 9 of the Notes to Consolidated Financial Statements for the Years Ended June 30, 1993, 1994 and 1995 contained elsewhere in this Proxy Statement/Prospectus for further explanation.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.


                                                                              YEAR ENDED JUNE 30,
                                        -------------------------------------------------------------------------------------------

                                                    1993                          1994                            1995
                                        -----------------------------  ----------------------------- -------------------------------

                                          AVERAGE    INTEREST           AVERAGE     INTEREST           AVERAGE     INTEREST

                                        OUTSTANDING  EARNED/   YIELD/  OUTSTANDING  EARNED/   YIELD/  OUTSTANDING  EARNED/   YIELD/
                                          BALANCE     PAID      RATE    BALANCE      PAID      RATE    BALANCE      PAID      RATE
                                        -----------  --------  ------  -----------  --------  ------  -----------  --------  ------

                                                                             (DOLLARS IN THOUSANDS)

Interest-Earning Assets:
 Loans receivable/(1)/ ...............    $39,377      $3,322    8.44%  $32,542      $2,488     7.65%   $38,401      $2,595   6.76%
 Mortgage-backed securities ..........      2,990         170    5.69     5,666         289     5.10      6,586         373   5.66
 Investment securities/(2)/ ..........     11,123         622    5.59    12,365         575     4.65      9,470         442   4.67
 Interest-bearing deposits ...........      4,329         137    3.16     2,930         104     3.55        478          26   5.44
                                          -------      ------           -------      ------             -------      ------


  Total interest-earning assets/(1)/ .    $57,819       4,251    7.35   $53,503       3,456     6.46    $54,935       3,436   6.25
                                          =======      ------           =======      ------             =======      ------


Interest-Bearing Liabilities:
 Demand and NOW deposits .............    $ 7,937         251    3.16   $ 8,209         241     2.94    $ 6,126         180   2.94
 Savings deposits ....................      4,351         132    3.03     4,652         128     2.75      4,310         117   2.71
 Certificate accounts ................     43,456       2,281    5.25    38,744       1,656     4.27     38,431       1,834   4.77
 FHLB advances .......................        ---         ---     ---       ---         ---      ---      2,197         128   5.83
                                          -------      ------           -------      ------             -------      ------
  Total interest-bearing liabilities .    $55,744       2,664    4.78   $51,605       2,025     3.92    $51,064       2,259   4.42
                                          =======      ------           =======      ------             =======      ------


Net interest income ..................                 $1,587                        $1,431                          $1,177
                                                       ======                        ======                          ======
Net interest rate spread .............                           2.57%                          2.54%                         1.83%
                                                                 ====                           ====                          ====
Net earning assets ...................    $ 2,075                       $ 1,898                         $ 3,871
                                          =======                       =======                         =======

Net interest margin ..................                           2.74%                          2.67%                         2.14%
                                                                 ====                           ====                          ====


Average interest-earning assets to
 average interest-bearing liabilities .                  1.04x                         1.04x                           1.08x
                                                         ====                          ====                            ====

_________________
/(1)/ Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

/(2)/  Includes U.S. Treasury and agency obligations and stock in FHLB.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                              YEAR ENDED JUNE 30,
                                                       -------------------------------------------------------------
                                                                 1993 VS. 1994                  1994 VS. 1995
                                                       ------------------------------  -----------------------------
                                                             INCREASE                       INCREASE
                                                            (DECREASE)       TOTAL         (DECREASE)       TOTAL
                                                              DUE TO        INCREASE         DUE TO        INCREASE
                                                       -------------------             -----------------
                                                        VOLUME     RATE    (DECREASE)   VOLUME    RATE    (DECREASE)
                                                       --------   ------   ----------  --------  -------  ----------
                                                                                   (IN THOUSANDS)
Interest-earning assets:
 Loans receivable................................       $  (542)  $ (292)     $ (834)   $ 396    $ (289)      $ 107
 Mortgage-backed securities......................           138      (19)        119       52        32          84
 Investment securities...........................            65     (112)        (47)    (135)        2        (133)
 Interest-bearing deposits.......................           (48)      15         (33)    (133)       55         (78)
                                                        -------   ------      ------    -----    ------       -----
   Total interest-earning assets.................       $  (387)  $ (408)     $ (795)   $ 180    $ (200)      $ (20)
                                                        -------   ------      ------    -----    ------       -----

Interest-bearing liabilities:
 Demand and NOW deposits.........................         $   9    $ (19)      $ (10)   $ (61)   $ ---       $ (61)
 Savings deposits................................             9      (13)         (4)      (9)      (2)        (11)
 Certificate accounts............................          (231)    (394)       (625)     (15)     192         177
 FHLB advances...................................           ---      ---         ---      128      ---         128
                                                          -----    -----       -----    -----    -----       -----
   Total interest-bearing liabilities............         $(213)   $(426)      $(639)   $  43    $ 190       $ 233
                                                          =====    =====       -----    -----    =====       -----

Net interest income..............................                              $(156)                        $(253)
                                                                               =====                         =====

     The following table sets forth the weighted average yields on interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates for the years indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                                FOR THE YEARS ENDED JUNE 30,   AT JUNE 30,
                                                                                ----------------------------
                                                                                 1993      1994       1995        1995
                                                                                -------   -------    -------   ----------
 Weighted average yield on:
   Loans receivable......................................................         8.44%    7.65%      6.76%       6.80%
   Mortgage-backed securities............................................         5.69     5.10       5.66        6.50
   Investment securities.................................................         5.59     4.65       4.67        4.63
   Interest-bearing deposits.............................................         3.16     3.55       5.44        5.97
     Combined weighted average yield on interest-earning assets..........         7.35     6.46       6.25        6.44

Weighted average rate paid on:
  Demand and NOW deposits................................................         3.16     2.94       2.94        2.85
  Savings deposits.......................................................         3.03     2.75       2.71        2.75
  Certificate accounts...................................................         5.25     4.27       4.77        5.30
  FHLB advances..........................................................          ---      ---       5.83        6.46
    Combined weighted average rate paid on interest-bearing
      liabilities........................................................         4.78     3.92       4.42        4.87

Net interest rate spread.................................................         2.57     2.54       1.83        1.57

ASSET/LIABILITY MANAGEMENT

     One of Mutual's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuating interest rates and maintaining asset quality. Mutual has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of Mutual's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, since 1985, Mutual Bank has emphasized the origination of adjustable-rate mortgage ("ARM") loans and fixed-rate loans with terms to maturity of ten years or less for retention in its portfolio. Mutual Bank relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

     The OTS has issued a regulation which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. This exposure is a measure of the potential decline in the net portfolio value of the institution based upon the effect of an assumed 200 basis point ("bp") increase or decrease in interest rates. Net Portfolio Value ("NPV") is the present value of the expected net cash flows from the institution's assets, liabilities and off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Utilizing this measurement concept, at June 30, 1995, the change in Mutual Bank's net portfolio value as a percent of the present value of its assets was consistent with the amount treated as "normal" under the OTS regulations. The OTS has postponed the implementation of the capital deduction component of this regulation until it completes its analysis of the methods of interest rate risk measurements proposed by the other banking regulators.

     The following table, prepared by and furnished to Mutual Bank by the OTS, reflects Mutual Bank's NPV and its NPV as a percentage of the present value of its assets as of June 30, 1995, assuming a 200 basis-point increase or decrease in interest rates.

                                    AT JUNE 30, 1995
     --------------------------------------------------------------------------------
                                                           NET PORTFOLIO VALUE AS %
                     NET PORTFOLIO VALUE                  OF PRESENT VALUE OF ASSETS
     -------------------------------------------------   ----------------------------
     CHANGE IN RATES     AMOUNT      CHANGE    CHANGE    NPV RATIO            CHANGE
     ---------------     ------     --------  --------   ---------           --------
                       (DOLLARS IN THOUSANDS)
     +200 bp             $4,470       $(816)       (15)%      8.05%           (122)bp
     +100 bp              4,963        (322)        (6)       8.80             (46)
        0                 5,286         ---        ---        9.27             ---
     -100 bp              5,488         202          4        9.53              26
     -200 bp              5,645         359          7        9.71              45

     As indicated in the table above, management has structured its assets and liabilities to minimize its exposure to interest rate risk. In the event of a 200 basis point change in interest rates, Mutual Bank would experience a 7% increase in NPV in a declining rate environment and a 15% decrease in a rising rate environment. Mutual Bank's asset and liability structure results in a decrease in NPV in rising interest rate scenarios and an increase in NPV in a declining interest rate scenario. During periods of rising rates, the value of monetary assets and monetary liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement).

     In evaluating Mutual's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

ASSET QUALITY

     Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from non-performing assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources. Mutual maintains strict underwriting guidelines, loan quality monitoring policies and systems that require detailed monthly and quarterly analyses of delinquencies and non-performing assets.

     At June 30, 1995, Mutual's total non-performing assets were $5,000 or .01% of total assets compared to $150,000 or .28% at June 30, 1994. Non-performing assets at June 30, 1995 consisted of non-accruing loans. Due to an uncertain real estate market and the economy in general, no assurances can be given that Mutual's level of non-performing assets may not increase in the future.

     Mutual maintains an allowance for loan losses to provide for estimated potential losses in its loan portfolio. The allowance for estimated loan losses is established through a provision for losses on loans based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers the estimated net realizable value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate allowance for loan losses. In the past, Mutual's policies have had the effect of increasing Mutual's allowance for loan losses in recent periods as management deemed it prudent to increase the provision for loan losses after considering various factors, including the continuing uncertainty regarding local economic recovery and its impact on borrowers' continuing ability to repay their loans. During 1995, Mutual decreased its allowance for losses on loans by $56,000 to $187,000 due to a decline in non-performing assets. At June 30, 1995, the total allowance of $187,000 was predominantly a general allowance with approximately $97,000 reserved against specific loans. In addition, Mutual Bank has not experienced any significant charge-offs to its loan loss reserve ($4,000, $42,000 and $38,000, for the years ended June 30, 1995, 1994 and 1993, respectively). Although management believes it uses the best information available, future adjustments to reserves may be necessary.

LIQUIDITY AND CAPITAL RESOURCES

     Mutual's primary sources of funds are deposits, proceeds from principal and interest payments on loans (both scheduled and prepayments) and investment and mortgage-backed securities. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. In a period of declining interest rates, it is anticipated that mortgage prepayments would increase. As a result, these proceeds from mortgage prepayments would be invested in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, it is anticipated that mortgage prepayments would decrease and the proceeds from such prepayments would be invested in higher yielding loans or investments which would have the effect of increasing interest income. Mutual attempts to price its deposits to meet asset/liability objectives discussed above, consistent with local market conditions.

     Mutual's most liquid assets are cash and cash equivalents. The levels of these assets are dependent on Mutual Bank's operating, financing and investing activities. At June 30, 1993, 1994 and 1995, cash and cash equivalents totaled $3.3 million, $2.2 million and $580,000, respectively.

     Liquidity management is both a short- and long-term responsibility of management. Mutual adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) projected purchases of investment and mortgage-backed securities, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) liquidity of its asset/liability management program. Excess liquidity is generally invested in interest-earning short-term deposits and other short-term U.S. Agency obligations. If Mutual requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB of Des Moines under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans equal to 150% of the outstanding balance as collateral to secure the amounts borrowed. This borrowing arrangement is limited to a maximum of 30% of Mutual's total assets. At June 30, 1995, Mutual had approximately $15.8 million available under the above-mentioned borrowing arrangement. At June 30, 1995, Mutual had $1.3 million in borrowings outstanding from the FHLB of Des Moines.

     Mutual Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions, is based upon a percentage of deposits and short-term borrowings. The required ratio at June 30, 1995 was 5.00%. Mutual Bank's liquidity ratios have consistently been maintained at levels in excess of regulatory requirements and at June 30, 1993, 1994, and 1995 were 31.6%, 30.1% and 21.3%, respectively.

     At June 30, 1995, Mutual had outstanding commitments to originate loans of approximately $830,000 of which six loans with an aggregate balance of $349,000 were at fixed rates. These loans were to be secured by properties in Mutual's market area. Mutual anticipates that it will have sufficient funds available to meet its current commitments through a combination of short-term borrowings and liquidity.

     At June 30, 1995, Mutual Bank exceeded all of its capital requirements on a fully phased-in basis. The following table sets forth Mutual Bank's historical compliance with its capital requirements at June 30, 1995.

                                                        AT JUNE 30, 1995
                                                  -----------------------------
                                                   AMOUNT/(1)/        PERCENT
                                                  -------------     -----------
                                                      (DOLLARS IN THOUSANDS)
                                                           (UNAUDITED)
   Tangible Capital:
      Capital level...........................      $  5,151              9.0%
      Requirement.............................           854              1.5
                                                    --------             ----
      Excess..................................      $  4,297              7.5%
                                                    ========             ====

   Core Capital:
      Capital level...........................      $  5,151              9.0%
      Requirement/(2)/........................         1,708              3.0
                                                    --------             ----
      Excess..................................      $  3,443              6.0%
                                                    ========             ====

   Current Risk-Based Capital:
      Capital level...........................      $  5,326             20.9%
      Requirement.............................         2,042              8.0
                                                    --------             ----
      Excess..................................      $  3,284             12.9%
                                                    ========             ====

______________
/(1)/ Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

/(2)/ In April 1991, the OTS proposed a core capital requirement for savings associations comparable to the requirement for national banks that became effective December 31, 1990. The proposal calls for an OTS core capital requirement of at least 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness, with a 4% to 5% core capital requirement for all other thrifts.

POTENTIAL IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and notes thereto presented elsewhere in this Proxy Statement/Prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Mutual's operations. Unlike most industrial companies, nearly all the assets and liabilities of Mutual are monetary in nature. As a result, interest rates have a greater impact on Mutual's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

REGULATORY DEVELOPMENTS

     Federal law requires that the FDIC maintain the reserve level of both the SAIF and the BIF at 1.25% of insured deposits. The reserves are funded through the payment of insurance premiums by the insured institution members of each fund. The BIF reached this level during 1995 and the FDIC reduced insurance premiums applicable to BIF-insured institutions effective January 1, 1996 while retaining the premiums applicable to SAIF members, such as Mutual Bank, at their current levels until the SAIF reaches its required reserve level, which the FDIC anticipates will not occur until 2002. While the magnitude of the competitive advantage of BIF-insured institutions and its impact on Mutual Bank's results of operations cannot be determined at this time, this decrease in BIF premiums places Mutual Bank at a material competitive disadvantage. See "Regulation-- Insurance of Accounts and Regulation by the FDIC" for a discussion on proposed legislation currently under consideration by the United States Congress related to a special assessment on all SAIF deposits.

IMPACT OF NEW ACCOUNTING STANDARDS AND CHANGES IN FEDERAL TAX LAW

     The Omnibus Budget Reconciliation Act of 1993 (the "1993 Act") was signed into law on August 10, 1993. Management of Mutual Bank has reviewed the 1993 Act and believes that it will not have a significant impact on Mutual Bank's financial statements or results of operations.

     In May 1993, the Financial Accounting Standards Board ("FASB") issued SFAS
115. Adoption of SFAS 115 is required for fiscal years beginning after December 15, 1993. The provisions of SFAS 115 require the classification of all debt securities and equity securities that have readily determinable fair values into one of the following three categories: held-to-maturity, which are reported at amortized cost; available for sale, which are reported at fair value with unrealized gains and losses reported as a separate component of retained earnings; and trading, which are reported at fair value with unrealized gains and losses reported in income.

     Mutual Bank adopted SFAS 115 effective July 1, 1994 and classified all variable rate securities as held to maturity and all fixed-rate securities as available for sale. Accordingly, the adoption of SFAS 115 reduced retained earnings by approximately $111,000 on July 1, 1994. See Note 1 of the Notes to Consolidated Financial Statements for the Years Ended June 30, 1993, 1994 and 1995 contained elsewhere in this Proxy Statement/Prospectus for additional information.

     In December 1991, FASB issued SFAS No. 107, Disclosure About Fair Value of Financial Instruments ("SFAS 107"). Adoption of SFAS 107 is required for fiscal years ending after December 15, 1992 except for entities with less than $150 million in total assets. For those entities, the effective date is for fiscal years ending after December 15, 1995. Adoption of SFAS 107 requires Mutual to disclose additional information about the fair value of financial instruments, both on- and off-balance sheet. SFAS 107 has not changed the requirements for recognition, measurement or classification of financial instruments in Mutual's Consolidated Financial Statements.

     In May 1993, FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS 114"). The adoption of SFAS 114 is required for fiscal years beginning after December 15, 1994. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's market price, or the fair value of the collateral if the loan is collateral dependent. When adopted in fiscal 1995, SFAS 114 did not have a material effect on Mutual's Consolidated Financial Statements.

     In October 1994, FASB issued SFAS 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (an amendment to SFAS Statement No. 114). SFAS 118, also applicable for fiscal years beginning after December 15, 1994, addresses the accounting by creditors for impairment of a loan and amends SFAS 114 by allowing creditors to use existing methods for recognizing interest income on impaired loans. The statement eliminates the provisions in SFAS 114 which described how a creditor should report income on an impaired loan. Statement 118 also amends the disclosure requirements in Statement 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognized interest income related to those impaired loans. When adopted in fiscal 1995, SFAS 118 did not have a material effect on Mutual's Consolidated Financial Statements.

     In October 1994, FASB issued SFAS 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. This statement is effective for financial statements issued for fiscal years ending after December 15, 1994. The statement requires disclosures about derivative financial instruments - futures, swap, and option characteristics. The statement also requires disclosure about amounts, nature, and terms of derivative financial instruments that are not subject to SFAS No. 105 because they do not result in off-balance-sheet risk of accounting loss. It requires that a distinction be made between financial instruments held or issued for trading purposes.

     For entities that hold or issue derivative financial instruments for trading purposes, this statement requires disclosure of average fair value and of net trading gains or losses. For entities that hold or issue derivative financial instruments for purposes other than trading, it requires disclosure about those purposes and about how the instruments are reported in the financial statements.

     The statement also encourages, but does not require, quantitative information about market risks of derivative financial instruments and also of other assets and liabilities that is consistent with the way the entity manages or adjusts risks and that is useful for comparing the results of applying the entity's strategies to its objectives for holding or issuing the derivative financial instruments.

     On November 22, 1993, the AICPA issued SOP 93-6. SOP 93-6 supersedes SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," which was issued in December 1976. SOP 93-6 is effective for fiscal years beginning after December 15, 1993. Employers are required to apply the provisions of the SOP to shares purchased by Employee Stock Ownership Plans ("ESOPs") after December 31, 1992, that have not been committed to be released as of the beginning of the year of adoption. SOP 93-6, among other things, changes the measure of compensation expense recorded by employers from the cost of ESOP shares to the fair value of ESOP shares. Assuming that Mutual's common stock appreciates in value over time, to the extent that the fair value of Mutual's ESOP shares differ from the cost of such shares, compensation expense recorded in Mutual's consolidated financial statements for ESOP shares will be impacted upon adoption of the SOP.

     Mutual adopted SOP 93-6 on July 1, 1994. The initial adoption of this pronouncement had no impact on earnings, as Mutual did not have an ESOP at July 1, 1994.

     REGULATION OF MUTUAL BANCOMPANY, INC. AND MUTUAL SAVINGS BANK, F.S.B.

GENERAL

     As a federally chartered savings bank, Mutual Bank is regulated by the OTS. The deposits of Mutual Bank are federally insured and backed by the full faith and credit of the United States Government. Accordingly, Mutual Bank is subject to broad federal regulation and oversight extending to all its operations. Mutual Bank is a member of the FHLB of Des Moines and is subject to certain limited regulation by the FRB. As the savings and loan holding company of Mutual Bank, Mutual also is subject to federal regulation and oversight. The purpose of the regulation of Mutual and other holding companies is to protect subsidiary savings associations. Mutual Bank is a member of the SAIF and the deposits of Mutual Bank are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over Mutual Bank.

     Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

FEDERAL REGULATION OF SAVINGS ASSOCIATIONS

     The OTS has extensive authority over the operations of savings associations. As part of this authority, Mutual Bank is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. The last regular examination of Mutual Bank was as of October 1995. When these examinations are conducted by the OTS and the FDIC, the examiners may require Mutual Bank to provide for higher general or specific loan loss reserves.

     The OTS has established a schedule for the assessment of fees upon all savings associations to fund the operations of the OTS. The general assessment, to be paid on a semi-annual basis, is computed upon the savings association's total assets as reported in the association's latest quarterly thrift financial report. Mutual Bank's OTS assessment for the fiscal year ended June 30, 1995 was $19,000.

     The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including Mutual Bank and Mutual. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

     In addition, the investment, lending and branching authority of Mutual Bank is prescribed by federal laws, and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings association may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings associations are also generally authorized to branch nationwide. Mutual Bank is in compliance with the noted restrictions.

     Mutual Bank's general permissible lending limit for loans-to-one borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At June 30, 1995, Mutual Bank's lending limit under this restriction was $1.2 million. Mutual Bank is in compliance with the loans-to-one borrower limitation.

     The OTS, as well as the other federal banking agencies, have issued safety and soundness standards on matters such as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure, asset growth and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The OTS and the other federal banking agencies have also proposed additional guidelines on asset quality and earnings standards. No assurance can be given as to whether or in what form the proposed regulations will be adopted.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     Mutual Bank is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period. For the first six months of 1995, the assessment schedule for BIF members and SAIF members ranged from .23% to .31% of deposits.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. As a result of the BIF reaching its statutory reserve ratio the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31% of deposits. The revisions became effective in the third quarter of 1995. In addition, the BIF rates were further revised, effective January 1996, to provide a range of 0% to .27% with a minimum annual assessment of $2,000. The SAIF rates, however, were not adjusted. As a result of these revisions, BIF members will generally pay lower premiums.

     The SAIF is not expected to attain the designated reserve ratio until the year 2002 due to the shrinking deposit base for SAIF assessments and the requirement that SAIF premiums be used to make the interest payments on bonds issued by the Financing Corporation ("FICO") in order to finance the costs of resolving thrift failures in the 1980s. As a result, SAIF members will generally be subject to higher deposit insurance premiums than BIF members until, all things being equal, the SAIF attains the required reserve ratio.

     The effect of this disparity on Mutual Bank and other SAIF members is uncertain at this time. It may have the effect of permitting BIF insured institutions to offer loan and deposit products on more attractive terms than SAIF members due to the cost savings achieved through lower deposit premiums, thereby placing SAIF members at a competitive disadvantage. In order to eliminate this disparity a number of proposals to recapitalize the SAIF have been recently considered by the United States Congress. One plan under current consideration provides for a one-time assessment, anticipated to range from .80% to .90%, to be imposed on all deposits assessed at the SAIF rates as of March 31, 1995, including those held by commercial banks, and for a portion of BIF deposit insurance premiums to be used to pay the FICO bond interest together with SAIF premiums. The proposal also provides for the eventual merger of the BIF and SAIF. There can be no assurance that any particular proposal will be enacted or that premiums for either BIF or SAIF members will not be adjusted in the future by the FDIC or by legislative action.

REGULATORY CAPITAL REQUIREMENTS

     Federally insured savings associations, such as Mutual Bank, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital. At June 30, 1995, Mutual Bank had no intangible assets.

     The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries, the debt and equity investments in such subsidiaries are deducted from assets and capital. At June 30, 1995, Mutual Bank had one subsidiary, the investment in which was not required to be deducted from Mutual Bank's capital.

     At June 30, 1995, Mutual Bank had tangible capital of $5.2 million, or 9.0% of adjusted total assets, which is approximately $4.3 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets (as defined by regulation). Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At June 30, 1995, Mutual Bank had no intangibles which were subject to these tests.

     At June 30, 1995, Mutual Bank had core capital equal to $5.2 million, or 9.0% of adjusted total assets, which is $3.4 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At June 30, 1995, Mutual Bank had no capital instruments that qualify as supplementary capital and $175,000 of general loss reserves, which was less than 1.25% of risk-weighted assets.

     Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. Mutual Bank had no such exclusions from capital and assets at June 30, 1995.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the Federal National Mortgage Association ("FNMA") or the FHLMC.

     The OTS has adopted a final rule that requires every savings association with more than normal interest rate risk to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The OTS announced that it will delay the effectiveness of the rule until it adopts the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation will be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management."

     On June 30, 1995, Mutual Bank had total risk-based capital of $5.3 million (including $5.2 million in core capital and $175,000 in qualifying supplementary capital) and risk-weighted assets of $25.5 million, or total capital of 20.9% of risk-weighted assets. This amount was $3.3 million above the 8% requirement in effect on that date.

     The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions, discussed below, that are applicable to significantly undercapitalized associations.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a receiver or conservator.

     The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the association is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice.

     The imposition by the OTS or the FDIC of any of these measures on Mutual Bank may have a substantial adverse effect on Mutual Bank's operations and profitability and the value of the Common Stock. Mutual Stockholders do not have preemptive rights, and therefore, if Mutual is directed by the OTS or the FDIC to issue additional shares of Common Stock, such issuance may result in the dilution in the percentage of ownership of Mutual.

LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

     OTS regulations impose various restrictions or requirements on associations with respect to their ability to make distributions of capital, including dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

     Generally, savings associations, such as Mutual Bank, that before and after the proposed distribution meet their capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year, or 75% of its net income for the most recent four quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. Mutual Bank may pay dividends in accordance with this general authority.

     Savings associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. Savings associations that do not, or would not meet their current minimum capital requirements following a proposed capital distribution, however, must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day period notice based on safety and soundness concerns. See "--Regulatory Capital Requirements."

     The OTS has proposed regulations that would revise the current capital distribution restrictions. The proposal eliminates the current tiered structure and the safe-harbor percentage limitations. Under the proposal a savings association may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not in troubled condition and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS has stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

LIQUIDITY

     All savings associations, including Mutual Bank, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. For a discussion of what Mutual Bank includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Mutual Bancompany, Inc.-- Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%.

     In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of the association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At June 30, 1995, Mutual Bank was in compliance with both requirements, with an overall liquid asset ratio of 21.3% and a short-term liquid assets ratio of 1.1%.

ACCOUNTING

     An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with GAAP. Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation. Mutual Bank is in compliance with these amended rules.

     The OTS has adopted an amendment to its accounting regulations, which may be made more stringent than GAAP by the OTS, to require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

QUALIFIED THRIFT LENDER TEST

     All savings associations, including Mutual Bank, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing- related loans and investments. At June 30, 1995, Mutual Bank met the test and has always met the test since its effectiveness.

     Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If an association that fails the test has not yet requalified and has not converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "--Holding Company Regulation."

COMMUNITY REINVESTMENT ACT

     Under the CRA, every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of Mutual Bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Mutual Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

     The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, Mutual Bank may be required to devote additional funds for investment and lending in its local community. Mutual Bank was examined for CRA compliance in October 1995 and received a rating of "satisfactory." Management does not expect Mutual Bank to be required to devote significant additional funds to its CRA compliance efforts in the foreseeable future.

TRANSACTIONS WITH AFFILIATES

     Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Additionally, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Mutual Bank's subsidiaries are not deemed affiliates; however, the OTS has the discretion to treat subsidiaries of savings association as affiliates on a case by case basis.

     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

FEDERAL RESERVE SYSTEM

     The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At June 30, 1995, Mutual Bank was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements that may be imposed by the OTS. See "-- Liquidity."

     Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but FRB regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

FEDERAL HOME LOAN BANK SYSTEM

     Mutual Bank is a member of the FHLB of Des Moines, which is one of 12 regional FHLBs, that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

     As a member, Mutual Bank is required to purchase and maintain stock in the FHLB of Des Moines. At June 30, 1995, Mutual Bank had $414,000 in FHLB stock, which was in compliance with this requirement. In past years, Mutual Bank has received substantial dividends on its FHLB stock. Over the past five fiscal years, such dividends have averaged 8.95% and were 7.75% for fiscal year 1995.

     Under federal law, the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of Mutual Bank's FHLB stock may result in a corresponding reduction in Mutual Bank's capital.

HOLDING COMPANY REGULATION

     Mutual is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, Mutual is registered and files reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Mutual and its non-savings association subsidiary which also will permit the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

     As a unitary savings and loan holding company, Mutual generally will not be subject to activity restrictions. If Mutual acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of Mutual and any of its subsidiaries (other than Mutual Bank or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

     If Mutual Bank fails the QTL test, Mutual must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure Mutual must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company. See "--Qualified Thrift Lender Test."

     Mutual must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

FEDERAL SECURITIES LAWS

     The Mutual Common Stock is registered with the SEC under the Exchange Act. Mutual is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

     The Mutual Common Stock held by persons who are affiliates (generally officers, directors and principal stockholders) of Mutual may not be resold without registration or unless sold in accordance with certain resale restrictions. If Mutual meets specified current public information requirements, each affiliate of Mutual is able to sell in the public market, without registration, a limited number of shares in any three-month period.

    COMPARISON OF RIGHTS OF STOCKHOLDERS OF ROOSEVELT FINANCIAL GROUP, INC.
                          AND MUTUAL BANCOMPANY, INC.

INTRODUCTION

     Upon consummation of the Merger, holders of Mutual's common stock, whose rights currently are governed by Missouri corporate law and Mutual's articles of incorporation and bylaws, and indirectly by applicable federal regulations and Mutual Bank's charter and bylaws, will become stockholders of Roosevelt, a Delaware corporation. Accordingly, their rights will be governed by Delaware corporate law and the certificate of incorporation and bylaws of Roosevelt, and indirectly by applicable federal regulations and Roosevelt Bank's charter and bylaws. Certain differences arise from differences between the articles and certificate of incorporation and bylaws of Mutual and Roosevelt and between the charter and bylaws of Mutual Bank and Roosevelt Bank. The following discussion is not intended to be a complete statement of all differences affecting the rights of stockholders and is qualified in its entirety by reference to the articles and certificate of incorporation and bylaws of Roosevelt and Mutual and applicable Missouri, Delaware and federal law. See "Available Information."

ISSUANCE OF CAPITAL STOCK

     The articles of incorporation of Mutual authorize the issuance of 2,000,000 shares of common stock, par value $.01 per share, and 500,000 shares of preferred stock, par value $.01 per share. The certificate of incorporation of Roosevelt authorizes the issuance of 90,000,000 shares of common stock, par value $.01 per share, 1,000,000 shares of Class I serial preferred stock, par value $.01 per share, and 2,000,000 shares of Class II serial preferred stock, no par value. At May 16, 1996, 333,500 and 42,135,593 shares of common stock of Mutual and Roosevelt, respectively, were issued and outstanding, and 1,000,000 shares of 6.5% Non-Cumulative Convertible Preferred Stock, Series A (Class I) and 301,000 shares of 6.5% Non-Cumulative Convertible Preferred Stock, Series F (Class II) of Roosevelt were issued and outstanding. Under Mutual's and Roosevelt's respective articles and certificate of incorporation, Mutual and Roosevelt are authorized to issue additional shares of capital stock up to the amount authorized without stockholder approval.

PAYMENT OF DIVIDENDS

     The ability of Mutual and Roosevelt to pay dividends on their common stock is governed by Missouri and Delaware corporate law, respectively. Under Missouri corporate law, dividends generally may be paid so long as they would not reduce Mutual's assets below its stated capital and, if they are paid from paid-in surplus, any cumulative dividends accrued on any preferred stock have been fully paid. Under Delaware corporate law, dividends generally may be paid either out of Roosevelt's surplus (defined as the excess of the net assets of over the stated capital of Roosevelt) or, in case there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The ability of Mutual and Roosevelt to pay dividends on their common stock also is affected by restrictions upon their receipt of dividends from their respective subsidiary savings institutions. For additional information, see "Regulation of Mutual Bancompany, Inc. and Mutual Savings Bank, f.s.b. --Limitations on Dividends and Other Capital Distributions."

SHAREHOLDER ACTION BY UNANIMOUS CONSENT

     Mutual's bylaws provide that any action required to be taken at a meeting of shareholders, or any action which may be taken at a meeting of shareholders, may be taken without a meeting if consents in writing, setting forth the action so taken, are signed by all of the shareholders entitled to vote thereon. Roosevelt's certificate of incorporation provides that all actions required or permitted to be taken by shareholders shall be voted upon at a meeting of shareholders, rather than by written consent in lieu of a meeting.

ADVANCE NOTICE REQUIREMENTS FOR NOMINATIONS OF DIRECTORS AND PROPOSALS FOR NEW BUSINESS AT ANNUAL MEETINGS OF STOCKHOLDERS

     Mutual's articles of incorporation generally provide that nominations for the election of directors and proposals for new business to be taken up at an annual of shareholders may be made by the Mutual Board or by any shareholder entitled to vote generally in the election of directors. In order for a shareholder of Mutual to make any such nomination and/or proposal, he or she must give notice in writing to the secretary of Mutual not fewer than 30 days or more than 60 days prior to any such meeting; provided, however, that if notice or public disclosure of the meeting is effected fewer than 40 days before the meeting, such written notice must be delivered or mailed to the secretary of Mutual not later than the close of business on the 10th day following the date of such notice or disclosure.

     Roosevelt's Bylaws provide that Roosevelt stockholders may make nominations for the election of directors by delivering written notice of such nominations to the secretary of Roosevelt at least 15 days prior to the date of the annual meeting of stockholders. Furthermore, if the Roosevelt Board fails to nominate candidates for the board at least 20 days prior to the annual meeting, then nominations may be made at the meeting by any stockholder entitled to vote and such nominations shall be voted upon. Roosevelt's Bylaws generally provide that any stockholder desiring to make a proposal for new business at the annual meeting of stockholders must submit a written statement of the proposal which must be received by the secretary of Roosevelt at least 20 days in advance of the meeting; provided, however, if less than 30 days notice of the date of the meeting is given to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed. The stockholder's notice must include a brief description of the proposal, the stockholder's name and address and the class and number of shares owned of record by the stockholder. If a stockholder fails to comply with these advance notice requirements, no action will be taken on the proposal at the meeting.

REMOVAL OF DIRECTORS

     Mutual's articles of incorporation and bylaws provide that one or more directors may be removed at a meeting called expressly for that purpose only for cause and only upon the affirmative vote of the holders of at least 80% of the total votes eligible to be cast generally in an election of directors, provided that if not all directors are removed no individual director may be removed if the votes cast against removal would be sufficient to elect the director under cumulative voting. Roosevelt's certificate of incorporation provides that no director may be removed except for cause and then only by the affirmative vote of a majority of the directors in office and the holders of a majority of the outstanding shares entitled to vote in director elections, provided that if not all directors are removed no individual director may be removed if the votes cast against removal would be sufficient to elect the director under cumulative voting.

LIMITATIONS ON VOTING OR ACQUISITIONS OF CAPITAL STOCK

     The articles of incorporation of Mutual provide that in no event shall any record owner of any outstanding Mutual Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then-outstanding shares of common stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act and includes shares beneficially owned by such person or any of his or her affiliates (as defined in the articles of incorporation), shares which such person or his or her affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his or her affiliates have or share investment or voting power, but shall not include shares beneficially owned by the Mutual ESOP or directors, officers and employees of the Mutual Bank or Mutual or shares that are subject to a revocable proxy and that are not otherwise beneficially, or deemed by Mutual to be beneficially owned by such person and his or her affiliates. The articles of incorporation further provide that this provision limiting voting rights may be amended only upon the vote of 80% of the stockholders entitled to vote thereon.

     The certificate of incorporation of Roosevelt generally provides that so long as Roosevelt Bank remains a majority-owned subsidiary of Roosevelt, no person may acquire control (i.e., sole or shared power to vote ten percent or more of the outstanding voting stock) of Roosevelt without the prior approval of either the holders of two-thirds of the outstanding voting stock or two-thirds of the directors and the holders of a majority of the outstanding voting stock or without the prior receipt of all required federal regulatory approvals. If any person acquires control in violation of this limitation, the excess shares will not be counted as shares entitled to vote and may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote.

APPROVAL OF MERGERS, CONSOLIDATIONS, ETC.

     Mutual's articles of incorporation require the approval of the holders of at least 80% of Mutual's outstanding shares of voting stock to approve certain "Business Combinations," as defined therein, and related transactions. Under Missouri law, absent this provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of two-thirds of the outstanding shares of Mutual Common Stock and any other affected class of stock. Under the articles of incorporation, the approval of at least 80% of the outstanding voting stock is required in connection with any Business Combination (as defined) involving a 10% stockholder or his affiliates, except in the cases where the proposed transaction has been approved in advance by a majority of those members of the Mutual Board. This provision of the articles of incorporation applies to any "Business Combination," which is defined to include (i) any merger or consolidation of Mutual's or any of its subsidiaries with or into any 10% stockholder or affiliate (as defined in the articles of incorporation); (ii) any sale, lease, exchange, mortgage, transfer or other disposition of 25% or more of the assets of Mutual or combined assets of Mutual and its subsidiaries; (iii) the issuance or transfer by Mutual (or any of its subsidiaries) of any securities of Mutual in exchange for any assets, cash or securities the value of which equals or exceeds 25% of the fair market value of the Mutual Common Stock; (iv) the adoption of any plan for the liquidation or dissolution of Mutual; and (v) any reclassification of securities, recapitalization, merger or consolidation of Mutual which has the effect of increasing the proportionate share of Common Stock or any class of equity or convertible securities of Mutual.

     In connection with certain "Business Combinations" (as defined below) and related transactions between Roosevelt and a "Related Person" (generally any person or entity who, together with affiliates, controls 10% of more of the outstanding shares of voting stock of Roosevelt), Roosevelt's certificate of incorporation requires the approval of the holders of at least 75% of Roosevelt's outstanding shares of voting stock voting as a single class unless the transaction is approved by the affirmative vote of at least 75% of the directors who are not affiliated with the Related Person and who were directors at the time the Related Person became a Related Person or unless certain fair price criteria are met. Roosevelt's certificate of incorporation defines a "Business Combination" as: (1) any merger or consolidation of Roosevelt or any of its subsidiaries with or into any Related Person; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition other than in the ordinary course of business to or with a Related Person of any assets of Roosevelt or any subsidiary thereof having an aggregate fair market value of $1,000,000 or more; (iii) the issuance or transfer by Roosevelt of any shares of its voting stock or securities convertible into such shares (other than by way of a pro rata distribution to all stockholders) to a Related Person; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Roosevelt or any of its subsidiaries proposed, directly or indirectly, by or on behalf of a Related Person; (v) any recapitalization, merger or consolidation that would have the effect of increasing the voting power of a Related Person; (vi) any merger or consolidation of Roosevelt with another person proposed, directly or indirectly, by or on behalf of a Related Person unless the surviving or resulting entity has a provision in its governing instrument which is substantially identical to this provision of Roosevelt's certificate of incorporation; and (vii) any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the transactions described in this paragraph.

     The State of Missouri has enacted legislation which provides that subject to certain exceptions a resident domestic corporation may not engage in any business combination with an "interested stockholder" for five years after such stockholder became an interested stockholder, unless, among other things, the transaction with the interested stockholder is approved by the board of directors of the corporation on or prior to the stockholder becoming an interested stockholder. A "resident domestic corporation" is defined under Missouri law to include a Missouri-chartered corporation with 100 or more stockholders which has its principal place of business or substantial assets in Missouri and satisfies one of the following conditions: (i) more than 10% of its stockholders reside in Missouri; (ii) more than 10% of its shares are owned by Missouri resident; or (iii) at least 10,000 of the corporation's stockholders reside in Missouri. This legislation generally defines "interested stockholder" as any person or entity that owns, directly or indirectly, 20% of more of the corporation's voting stock. The term "business combination" is defined broadly to cover a wide range of corporate transactions, including mergers, sales, lease or exchanges of assets, issuances of stock, transactions with subsidiaries, plans of liquidation, reclassification of securities and receipt of disproportionate financial benefits. Under certain circumstances, if the business combination satisfies certain price and procedural requirements or either the board of directors or a majority of the stockholders, other than the acquiror, approve a given business combination, the corporation would be exempt from the operation of the statute.

     Delaware law generally provides for the merger or consolidation of Roosevelt with another corporation, the sale of all or substantially all of Roosevelt's assets or the dissolution of Roosevelt upon the approval of the holders of a majority of Roosevelt's outstanding voting stock. However, a merger or consolidation or disposition of assets or securities issued by Roosevelt involving an interested stockholder (generally defined as a stockholder owning, directly or indirectly, 15% or more of the outstanding voting stock of Roosevelt) generally would be prohibited under Delaware law for three years after the interested stockholder acquired 15% of Roosevelt's voting stock, unless either (i) before such acquisition, the Roosevelt Board approved either the acquisition or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon such acquisition, the interested stockholder owned at least 85% of Roosevelt's voting stock, or, (iii) on or after the acquisition date, the proposed transaction is approved by the Roosevelt Board and the holders of two-thirds of Roosevelt's outstanding voting stock not owned by the interested stockholder.

AMENDMENT OF ARTICLES OR CERTIFICATE OF INCORPORATION AND BYLAWS

     Amendments to Mutual's articles of incorporation must be approved by a majority vote of the entire Mutual Board and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the articles of incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors and director and officer indemnification by Mutual. Mutual's bylaws may be amended by a majority of the entire Mutual Board.

     Roosevelt's certificate of incorporation may be amended only if first approved by two-thirds of the directors then in office at a duly constituted meeting called expressly for that purpose and if thereafter approved by the affirmative vote of a majority of the total votes eligible to be cast at a duly constituted meeting of stockholders called expressly for that purpose, except that the affirmative vote of the holders of at least 75% of the total votes eligible to be cast as such meeting shall be required to amend, add to, change or repeal the provisions of Roosevelt's certificate of incorporation governing
(i) Roosevelt's internal affairs, (ii) the calling of special meetings of stockholders, (iii) indemnification of directors, officers, employees and agents, (iv) limitation on the personal liability of directors, (v) approval for acquisitions of control and offers to acquire control, and (vi) amendment of Roosevelt's certificate of incorporation, and that the provisions of Roosevelt's certificate of incorporation governing Business Combinations may be amended, added to, changed or repealed only as set forth therein. Roosevelt's certificate of incorporation provides that Roosevelt's bylaws may be amended or repealed by a two-thirds vote of the entire Roosevelt Board then in office at a meeting called expressly for such purpose or by the holders of at least 75% of the outstanding capital stock of Roosevelt entitled to vote thereon at a meeting called expressly for such purpose.

                                 LEGAL MATTERS

     The validity of the shares of Roosevelt Common Stock offered hereby will be passed upon for Roosevelt by Silver, Freedman & Taff, L.L.P. (a limited liability partnership including professional corporations), Washington, D.C. Certain other legal matters in connection with the Merger will be passed upon for Roosevelt by Silver, Freedman & Taff, L.L.P., and for Mutual by Housley Kantarian & Bronstein, P.C., Washington, D.C., and Cook, Vetter, Doerhoff & Landwehr, P.C., Jefferson City, Missouri.

                                    EXPERTS

     The consolidated financial statements of Roosevelt as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, included in Roosevelt's Annual Report on Form 10-K for the year ended December 31, 1995, as amended, and incorporated by reference in this Proxy

Statement/Prospectus, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Mutual as of June 30, 1995 and for the year then ended included in this Proxy Statement/Prospectus have been included herein in reliance upon the report of the accounting firm of Williams-Keepers LLP, and upon the authority of such firm as an expert in accounting and auditing.

     The consolidated financial statements of Mutual Bank and subsidiary as of June 30, 1994, and for each of the two years in the period then ended included in this Proxy Statement/Prospectus have been included herein in reliance upon the report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Mutual Savings Bank changing its method of accounting for income taxes, effective July 1, 1993, to conform with Statement of Financial Accounting Standards No. 109) of the accounting firm of Deloitte & Touche LLP, and upon the authority of such firm as an expert in accounting and auditing.

                            STOCKHOLDER PROPOSALS

     Mutual will hold a 1996 Annual Meeting of Stockholders only if the Merger is not consummated before the time of such meeting, which, it is presently expected, would be held in late-October 1996. In such event, as disclosed in the proxy materials for Mutual's 1995 Annual Meeting of Stockholders, in order to be eligible for inclusion in Mutual's proxy materials for the 1996 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must have been received at the main office of Mutual, 101 West McCarty Street, Jefferson City, Missouri 65101, by May 24, 1996. However, if such 1996 Annual Meeting is held after late-October 1996, any stockholder proposal must be received by Mutual a reasonable time before the solicitation of proxies for such Annual Meeting is made. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

     As disclosed in the proxy materials for Roosevelt's 1996 Annual Meeting of Stockholders, in order to be eligible for inclusion in Roosevelt's proxy materials for the 1997 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the main office of Roosevelt, 900 Roosevelt Parkway, Chesterfield, Missouri 63017, no later than November 26, 1996. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

                            INDEPENDENT ACCOUNTANTS

     Representatives of Williams-Keepers LLP, Mutual's independent accountants, are expected to be present at the Special Meeting. They will be afforded the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                 OTHER MATTERS

     The Mutual Board is not aware of any business to come before the Special Meeting other than those matters described above in this Proxy
Statement/Prospectus. However, if any other matter should properly come before the Special Meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

                                        BY ORDER OF THE BOARD OF DIRECTORS OF
                                        MUTUAL BANCOMPANY, INC.




                                        DONALD L. CONNOR
                                        President and Chief Executive Officer

                            MUTUAL BANCOMPANY, INC.


                         INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page Number
                                                                                                      -----------
CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR REPORTS FOR THE
YEARS ENDED JUNE 30, 1993, 1994, AND 1995

Independent Accountants' Report of Williams-Keepers LLP (August 25, 1995).............................     F-2
Independent Auditors' Report of Deloitte & Touche LLP (July 29, 1994).................................     F-3
Consolidated Statements of Financial Condition for the Years Ended June 30, 1994 and 1995.............     F-4
Consolidated Statements of Income for the Years Ended June 30, 1993, 1994 and 1995....................     F-5
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
  June 30, 1993, 1994 and 1995........................................................................     F-6
Consolidated Statements of Cash Flows for the Years Ended June 30, 1993, 1994 and 1995................     F-7
Notes to Consolidated Financial Statements for the Years Ended June 30, 1993, 1994 and 1995...........     F-9


CONSOLIDATED FINANCIAL STATEMENTS FOR
THE THREE AND NINE MONTHS ENDED AS OF
MARCH 31, 1996

Consolidated Balance Sheets for the Nine Months Ended March 31, 1996
  (unaudited) and for the Year Ended June 30, 1995....................................................     M-1
Consolidated Statements of Income for the Three and Nine Months Ended
  March 31, 1996 (unaudited)..........................................................................     M-2
Consolidated Statements of Stockholders' Equity for the Nine Months Ended
  March 31, 1996 (unaudited)..........................................................................     M-3
Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 1996
  and 1995 (unaudited)................................................................................     M-4
Notes to Consolidated Financial Statements for the Nine Months Ended
  March 31, 1996 (unaudited)..........................................................................     M-6

                      [LETTERHEAD OF WILLIAMS - KEEPERS]

- --------------------------------------------------------------------------------



                       INDEPENDENT ACCOUNTANTS'  REPORT

To the Board of Directors of
Mutual Bancompany, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Mutual Bancompany, Inc. (Company) and subsidiary as of June 30, 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Mutual Savings Bank, as of June 30, 1994, and for each of the two years in the period then ended, were audited by other auditors whose report dated July 29, 1994, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Mutual Bancompany, Inc., and subsidiary as of June 30, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 9 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective July 1, 1993, and changed its method of accounting for mortgage-backed and investment securities, effective July 1, 1994.



/s/ Williams - Keepers
August 25, 1995

                    [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Mutual Savings Bank
Jefferson City, Missouri:


We have audited the accompanying consolidated balance sheet of Mutual Savings Bank (the "Bank") and subsidiary as of June 30, 1994, and the related consolidated statements of income, retained earnings and cash flows for each of the two years in the period ended June 30, 1994. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mutual Savings Bank and subsidiary at June 30, 1994, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 9 to the consolidated financial statements, the Bank changed its method of accounting for income taxes, effective July 1, 1993, to conform with Statement of Financial Accounting Standards No. 109.


/s/ Deloitte & Touche LLP
- --------------------------------------


July 29, 1994

                    MUTUAL BANCOMPANY, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                            JUNE 30, 1994 AND 1995

                                                                                              1994           1995
                                                                                          ------------   ------------
                                    ASSETS
Cash and due from depository institutions (including interest-bearing accounts
     totalling $1,512,393 in 1994 and $42,243 in 1995)                                    $ 1,755,307    $   432,825
Federal funds sold                                                                            485,666        148,545
Investment securities (fair value of $9,289,000 in 1994 and $7,640,518 in 1995)
     (Note 2)                                                                               9,596,367      7,908,538
Mortgage-backed securities (fair value of $7,395,000 in 1994 and $5,857,067 in 1995)
     (Note 2)                                                                               7,421,616      5,837,118
Stock in Federal Home Loan Bank (Note 2)                                                      765,400        414,300
Loans receivable, net (Note 3)                                                             32,330,958     40,421,304
Loans held for sale (Note 3)                                                                   70,729         87,500
Premises and equipment, net (Note 4)                                                          996,309        968,445
Accrued interest receivable (Note 5)                                                          304,880        300,413
Income tax receivable (Note 9)                                                                 63,620         61,666
Deferred income tax asset, net (Note 9)                                                        64,961        135,203
Reorganization and stock issuance costs (Note 15)                                             159,632              -
Other assets                                                                                   79,782        135,494
                                                                                          ------------   ------------
               Total assets                                                               $54,095,227    $56,851,351
                                                                                          ============   ============
               LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (Note 7)                                                                         $50,163,824    $48,854,007
Borrowed funds (Note 8)                                                                             -      1,325,000
Advances from borrowers for taxes and insurance                                               165,841        188,348
Accrued expenses and other liabilities                                                        160,597        278,754
                                                                                          ------------   ------------
               Total liabilities                                                           50,490,262     50,646,109
                                                                                          ------------   ------------
Stockholders' equity
Preferred stock, $.01 par value:
     Authorized, 0 and 500,000 shares in 1994 and 1995 respectively; none outstanding
Common stock, $.01 par value:                                                                       -              -
     Authorized, 0 and 2,000,000 shares in 1994 and 1995 respectively; outstanding 0
     and 333,500 in 1994 and 1995, respectively                                                     -          3,335
Additional paid-in-capital                                                                          -      2,721,582
Retained earnings, restricted (Notes 14)                                                    3,604,965      3,781,330
                                                                                          ------------   ------------
                                                                                            3,604,965      6,506,247
Deferred compensation - Employee Stock Ownership Plan (ESOP) (Note 10)                              -       (252,680)
Unrealized losses on securities available-for-sale, net of deferred taxes of $24,892
     (Notes 2 & 9)                                                                                  -        (48,325)
                                                                                          ------------   ------------
               Total stockholders' equity (Note 14)                                         3,604,965      6,205,242
                                                                                          ------------   ------------
               Total liabilities and stockholders' equity                                 $54,095,227    $56,851,351
                                                                                          ============   ============

  The notes to financial statements are an integral part of these statements.

                    MUTUAL BANCOMPANY, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                   YEARS ENDED JUNE 30, 1993, 1994, AND 1995

                                                                         1993                  1994              1995
                                                                   ----------------      ----------------  ----------------
INTEREST INCOME
   Loans                                                           $    3,321,590        $    2,488,329    $    2,594,594
   Investment securities                                                  622,565               574,386           441,835
   Mortgage-backed securities                                             169,890               288,889           372,581
   Other                                                                  136,868               104,064            27,102
                                                                   ----------------      ----------------  ----------------
                                                                        4,250,913             3,455,668         3,436,112
                                                                   ----------------      ----------------  ----------------
INTEREST EXPENSE
   Deposits (Note 7)                                                    2,663,964             2,024,810         2,130,186
   Borrowed funds (Note 8)                                                      -                     -           128,479
                                                                   ----------------      ----------------  ----------------
           Total interest expense                                       2,663,964             2,024,810         2,258,665
                                                                   ----------------      ----------------  ----------------
           Net interest income                                          1,586,949             1,430,858         1,177,447
PROVISION (BENEFIT) FOR LOAN LOSSES (Note 3)                               10,638               117,452           (52,262)
                                                                   ----------------      ----------------  ----------------
           Net interest income after provision for loan losses          1,576,311             1,313,406         1,229,709
                                                                   ----------------      ----------------  ----------------
NON-INTEREST INCOME
   Service charges and fees                                                29,908                30,481            32,517
   Gain (loss) on sale of securities                                            -                 1,227           (43,350)
   Other                                                                   53,041                75,977            60,897
                                                                   ----------------      ----------------  ----------------
           Total non-interest income                                       82,949               107,685            50,064
                                                                   ----------------      ----------------  ----------------
NON-INTEREST EXPENSE
   Compensation and benefits                                              527,766               610,534           640,139
   Occupancy and equipment                                                129,016               151,519           172,171
   Federal insurance premiums                                             103,611               130,544           114,143
   Reorganization and stock issuance costs (Note 15)                            -                71,801                 -
   Other expenses                                                         293,736               274,071           232,735
                                                                   ----------------      ----------------  ----------------
           Total non-interest expense                                   1,054,129             1,238,469         1,159,188
                                                                   ----------------      ----------------  ----------------
           Income before provision for income taxes and
            cumulative effect of accounting change                        605,131               182,622           120,585
PROVISION (BENEFIT) FOR INCOME TAXES (Note 9)                             233,608               (64,048)          (55,780)
                                                                   ----------------      ----------------  ----------------
           Income before cumulative effect of accounting
            change                                                        371,523               246,670           176,365
Cumulative effect of accounting change (Note 9)                                 -                73,780                 -
                                                                   ----------------      ----------------  ----------------

           Net income                                              $      371,523        $      320,450    $      176,365
                                                                   ================      ================  ================

  The notes to financial statements are an integral part of these statements.

                    MUTUAL BANCOMPANY, INC. AND SUBSIDIARY


          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   YEARS ENDED JUNE 30, 1993, 1994, AND 1995

                                                                                                      Unrealized
                                                                                                      Losses on
                                                           Additional                  Deferred       Securities
                                         Common             Paid-in      Retained    Compensation     Available-
                                   -------------------
                                     Shares     Amount      Capital      Earnings        ESOP          for-Sale         Total
                                   ----------   ------   ------------  ------------  -------------  --------------  -------------
Balance, June 30, 1992                     -    $    -   $         -   $  2,912,992  $          -   $           -   $  2,912,992

Net income                                 -         -             -        371,523             -               -        371,523
                                   ----------   ------   ------------  ------------  -------------  --------------  -------------
Balance, June 30, 1993                     -         -             -      3,284,515             -               -      3,284,515

Net income                                 -         -             -        320,450             -               -        320,450
                                   ----------   ------   ------------  ------------  -------------  --------------  -------------
Balance, June 30, 1994                     -         -             -      3,604,965             -               -      3,604,965

Net proceeds from common
stock issued in conversion           306,820     3,068     2,452,669              -             -               -      2,455,737

Issuance of ESOP shares               26,680       267       266,533              -      (266,800)                             -
(Note 10)

Compensation expense
recognized for ESOP                                            2,380                       14,120                         16,500

Unrealized losses on
securities available-for-sale,
net of deferred taxes                      -         -             -              -             -         (48,325)       (48,325)

Net income                                 -         -             -        176,365             -               -        176,365
                                   ----------   ------   ------------  ------------  -------------  --------------  -------------
Balance, June 30, 1995               333,500    $3,335    $2,721,582     $3,781,330  $   (252,680)  $     (48,325)  $  6,205,242
                                   ==========   ======   ============  ============  =============  ==============  =============

  The notes to financial statements are an integral part of these statements.

                    MUTUAL BANCOMPANY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED JUNE 30, 1993, 1994, AND 1995

                                                                             1993           1994           1995
                                                                         ------------   ------------   ------------
OPERATING ACTIVITIES
   Net income                                                            $   371,523    $   320,450    $   176,365
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation, amortization and accretion:
         Premises and equipment                                               36,273         49,673         63,164
         Discounts and premiums, net                                          60,450         37,274         35,376
      Provision (benefit) for loan losses                                     10,638        117,452        (52,262)
      Provision for losses on real estate acquired in settlement of
         loans                                                                42,470          7,609              -
      Gains on sales of real estate acquired in settlement of loans,
         net                                                                  (3,261)        (4,633)        (1,138)
      (Gain) loss on sale of investment and mortgage-backed
         securities                                                                -         (1,227)        43,350
      Federal Home Loan Bank (FHLB) stock dividend                           (61,500)             -              -
      Origination of loans for sale to Federal Home Loan
         Mortgage Corporation (FHLMC)                                     (7,556,637)    (5,973,615)      (460,276)
      Proceeds from sales of loans to FHLMC                                7,307,127      6,259,948        443,505
      Gains on sales of loans to FHLMC                                       (18,104)       (15,014)        (1,049)
      Compensation expense - ESOP                                                  -              -         16,500
   Adjustments for (increases) decreases in operating assets
   and increases (decreases) in operating liabilities:
      Accrued interest receivable                                             48,190         51,859          4,467
      Income tax receivable                                                   22,208       (126,754)       (43,396)
      Other assets                                                           (27,386)      (220,129)       105,058
      Other liabilities                                                       25,784       (152,412)       118,157
                                                                         ------------   ------------   ------------
         Net cash provided by operating activities                           257,775        350,481        447,821
                                                                         ------------   ------------   ------------
INVESTING ACTIVITIES
      (Loan origination) and principal payment on loans receivable,
         net                                                               6,483,398      3,438,931     (5,018,712)
      Purchases of loans receivable                                                -       (320,645)    (3,018,323)
      Purchases of:
         Mortgage-backed securities                                       (3,585,496)    (4,126,785)             -
         Investment securities                                            (6,247,812)    (5,974,188)             -
      Proceeds from maturity of:
         Mortgage-backed securities                                          266,019      1,147,229        991,018
         Investment securities                                             3,925,000      7,557,400        675,000
      Proceeds from sales of:
         Mortgage-backed securities (available-for-sale in 1995)                   -        457,958        485,153
         Investment securities (available-for-sale in 1995)                        -        793,000        969,213
      Proceeds from sale of stock in Federal Home Loan Bank                        -              -        351,100
      Proceeds from sale of real estate acquired in settlement of
         loans                                                               108,883              -
      Capital additions to premises and equipment, net                       (53,409)      (162,328)       (35,300)
                                                                         ------------   ------------   ------------
         Net cash provided (used) by investing activities                    896,583      2,810,572     (4,600,851)
                                                                         ============   ============   ============

  The notes to fiancial statements are an integral part of these statements.

                    MUTUAL BANCOMPANY, INC. AND SUBSIDIARY

                      YEARS ENDED JUNE 30, 1993, 1994, AND 1995

                                                                                  1993             1994              1995
                                                                           ---------------- ---------------- ---------------
FINANCING ACTIVITIES
      Net decrease in deposits                                                 (2,618,845)      (4,170,484)      (1,309,817)
      Net increase in borrowed funds                                                    -                -        1,325,000
      Net increase (decrease) in advances from borrowers for
          taxes and insurance                                                     (38,189)         (14,083)          22,507
      Net proceeds from stock issuance                                                  -                -        2,455,737
                                                                           ---------------- ---------------- ---------------
          Net cash provided (used) by financing activities                     (2,657,034)      (4,184,567)       2,493,427
                                                                           ---------------- ---------------- ---------------
          Net (decrease) in cash and cash equivalents                          (1,502,676)      (1,023,514)      (1,659,603)
          Cash and cash equivalents, beginning of year                          4,767,163        3,264,487        2,240,973
                                                                           ---------------- ---------------- ---------------

          Cash and cash equivalents, end of year                           $    3,264,487   $    2,240,973   $      581,370
                                                                           ================ ================ ===============

SUPPLEMENTAL DISCLOSURES
      Cash paid during the year for:

          Interest                                                         $    2,685,568   $    2,030,773   $    2,253,830

          Income taxes                                                            207,462          171,681                -

      Non-cash transactions:

          Real estate acquired in settlement of loans                             144,657           15,000           15,257

          Loans to facilitate sales of real estate owned                               -           120,760                -

          Exchange of common stock for loan receivable
             ESOP                                                                      -                 -          266,800

  The notes to financial statements are an integral part of these statements.

                    MUTUAL BANCOMPANY, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Mutual Bancompany, Inc. (Company) is a Missouri corporation incorporated on August 22, 1994, for the purpose of becoming the holding company of Mutual Savings Bank, f.s.b. (Bank). The Bank converted from a mutual savings bank to a stock savings bank, and the Company completed its initial public offering with one-half of the net proceeds used to acquire all of the issued and outstanding capital stock of the Bank.

     PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Mutual Bancompany, Inc., and its wholly owned subsidiary Mutual Savings Bank, f.s.b. All significant intercompany transactions and balances are eliminated in the consolidation.

     REGULATION: The Bank is subject to examination and regulation by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation
     (FDIC).

     CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions and federal funds sold.

     INVESTMENT AND MORTGAGE-BACKED SECURITIES: On July 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments in debt and equity securities are classified as follows:

     * Trading Securities. Government bonds held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. The Company did not have any trading securities in 1995.

     * Securities held-to-maturity. Bonds, notes, debentures and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as interest income using the interest method over the period to maturity.

     * Securities available-for-sale. Bonds, notes, debentures, and mortgage-backed securities not classified as trading securities or as securities held-to-maturity are recorded at fair value. Unrealized gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized.

     Any declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Gains and losses on the sale of securities are determined using the specific-identification method.

Prior to adoption of SFAS No. 115, the Company's accounting policy regarding investment in securities was as follows:

Investment securities and mortgage-backed securities are stated at cost, adjusted for amortization of premiums and accretion of discounts, as management has both the intent and ability to hold them to maturity or for the long term. Such premiums and discounts are amortized and accreted utilizing the level yield method. Gains and losses, if any, from sales of investment securities are determined on a specific identification basis.

LOANS RECEIVABLE: Loans receivable are stated at unpaid principal balances, less an allowance for loan losses, net deferred loan-origination fees, discounts and loans in process. Interest on loans is computed using the simple interest method on the unpaid principal balance.

The allowance for loan losses is increased by charges to income and decreased by benefits to income, and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based, among other factors, on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Loans are placed on nonaccrual when, in the judgement of management, the probability of collection of interest is deemed to be insufficient to warrant accrual. Interest income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to resume making scheduled principal and interest payments has improved such that collectibility of the principal and interest is no longer in doubt.

In accordance with Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Company's historical prepayment experience. Commitment fees and costs relating to commitments the likelihood of exercise of which is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

LOANS HELD FOR SALE: Loans held for sale are carried at the lower of cost or estimated market value on an individual loan basis. Loans held for sale are covered by investor commitments and, accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the differences between net sales proceeds and the principal balance of the loans sold, adjusted for deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS: Real estate acquired in settlement of loans is initially recorded on an individual asset basis at the lower of (1) fair value minus estimated cost to sell or (2) cost, with any writedown charged to the allowance for loan losses. If, subsequent to foreclosure, the fair value of the real estate acquired through foreclosure is determined to have declined based upon periodic evaluations by management, valuation allowances are established through a charge to income. Subsequent increases in the fair value are recorded through a reversal of the valuation allowance, but not below zero. Costs relating to the development or improvement of real estate owned are capitalized, whereas those relating to holding and maintaining the property are charged to expense.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on accelerated and straight-line methods based on the estimated useful lives of the assets of three to forty years.

INCOME TAXES: In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset-liability approach to measuring the impact of income taxes. SFAS 109 requires the recognition of deferred tax assets or liabilities based upon temporary differences in the tax basis of an asset or liability and its related financial statement balance. The deferred tax asset or liability is calculated using the enacted tax rates expected to apply in the period in which the deferred asset or liability is expected to be settled or realized.

Effective July 1, 1993, the Bank adopted the requirements of SFAS 109. The effect of adopting the statement has been reported as a cumulative effect of a change in accounting principle in the income statement for the year ended June 30, 1994. Prior years financial statements have not been restated.

BENEFIT PLANS: The Company accounts for its pension plan in accordance with Statement of Financial Accounting Standards No. 87, Employers Accounting for Pensions.

EMPLOYEE STOCK OWNERSHIP PLAN: On July 1, 1994, the Company adopted Statement of Position (SOP) 93-6, Employers' Accounting for Employee Stock Ownership Plans. Under this pronouncement, stock acquired for an ESOP is recorded as deferred compensation, which is a reduction to stockholders' equity. ESOP shares are considered uncommitted until such time the shares are released (committed) to the ESOP trustee for distribution to the plans' participants. As the committed shares are released, compensation expense is recognized for the then fair value of the stock and deferred compensation for the committed shares is reduced by the amount of the shares' acquisition cost. Any difference between the acquisition cost and the then fair value is charged or credited to additional paid-in capital. Dividends paid on uncommitted ESOP shares are recognized as compensation expense, and dividends paid on allocated shares are recognized as a reduction of retained earnings.

Only committed shares are considered outstanding for earnings per share calculations.

EARNINGS PER SHARE: Since the Company's common stock was only outstanding approximately six months during the year ended June 30, 1995, management believes that presentation of earnings per share information would not be meaningful.

PRESENTATION OF FINANCIAL STATEMENTS: Certain reclassifications have been made to the 1994 consolidated financial statements to conform with the 1995 presentation.

2.   INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost and fair values of investment and mortgage-backed securities at June 30 are as follows:

                    1994                                        Gross            Gross
                                                             Unrealized        Unrealized
                                         Amortized Cost         Gains            Losses          Fair Value
                                         --------------    --------------    --------------    --------------
          U.S. government and federal
               agency                    $   9,596,367     $         296     $     307,663     $   9,289,000
          Mortgage-backed securities         7,421,616            98,478           125,094         7,395,000
                                         --------------    --------------    --------------    --------------
                                         $  17,017,983     $      98,774     $     432,757     $  16,684,000
                                         ==============    ==============    ==============    ==============

                    1995                                        Gross            Gross
                                                             Unrealized        Unrealized
                                         Amortized Cost         Gains            Losses          Fair Value
                                         --------------    --------------    --------------    --------------
          Held-to-Maturity
          U.S. government and federal
               agency                    $   7,400,568     $           -     $     268,020     $   7,132,548
          Mortgage-backed securities         2,097,327            20,835               886         2,117,276
                                         --------------    --------------    --------------    --------------
                                         $   9,497,895     $      20,835     $     268,906     $   9,249,824
                                         ==============    ==============    ==============    ==============
          Available-for-Sale
          U.S. government and federal
               agency                    $     512,439     $           -     $       4,469     $     507,970
          Mortgage-backed securities         3,808,539             4,659            73,407         3,739,791
                                         --------------    --------------    --------------    --------------
                                         $   4,320,978     $       4,659     $      77,876     $   4,247,761
                                         ==============    ==============    ==============    ==============

                                                           June 30, 1995
                                                           --------------
     Investment securities:
          Held-to-maturity                                 $   7,400,568
          Available-for-sale                                     507,970
                                                           --------------
                                                           $   7,908,538
                                                           ==============
     Mortgage-backed securities:
          Held-to-maturity                                 $   2,097,327
          Available-for-sale                                   3,739,791
                                                           --------------
                                                           $   5,837,118
                                                           ==============

Gross realized gains and losses on sales of securities for the year ended June 30 were as follows:

                                          1993           1994           1995
                                      ------------   ------------   ------------
     Gross realized gains             $         -    $     8,227    $       970
     Gross realized (losses)                              (7,000)       (44,320)
                                      ------------   ------------   ------------
     Net realized gains (losses)      $         -    $     1,227    $   (43,350)
                                      ============   ============   ============

The amortized cost and fair value of securities held-to-maturity and available-for-sale at June 30, 1995, by contractual maturity are shown below. Expected maturities will differ from contractual maturities as securities may have the right to call or prepay with or without call or prepayment penalties.


                                     Securities held-to-maturity            Securities available-for-sale
Amounts maturing in:             Amortized Cost        Fair Value       Amortized Cost        Fair Value
                                 --------------      --------------     --------------      ---------------
One year or less                 $     996,321       $     969,880      $           -        $           -
After one through five years         6,404,247           6,162,668            512,439              507,970
                                 --------------      --------------     --------------      ---------------
                                     7,400,568           7,132,548            512,439              507,970
Mortgage-backed securities           2,097,327           2,117,276          3,808,539            3,739,791
                                 --------------      --------------     --------------      ---------------
                                 $   9,497,895       $   9,249,824      $   4,320,978       $    4,247,761
                                 ==============      ==============     ==============      ===============

The Company has pledged mortgage-backed securities to secure deposits of certain customers which exceeded the maximum insurance or those not covered by the Savings Association Insurance Fund (SAIF). At June 30, 1994 and 1995, these pledged assets had a carrying value of $0 and $500,000.

The investment in FHLB stock of $765,400 and $414,300 at June 30, 1994 and 1995, respectively, is recorded at cost, and is considered a restricted asset.


3.LOANS

Loans receivable at June 30 are summarized as follows:

                                                       1994            1995
                                                   -------------   -------------
First mortgage loans (principally conventional):
   Principal balances secured by:
      One-to-four family residences                $ 27,625,677    $ 37,015,986
      Multi-family and commercial                     4,365,341       2,927,886
      Construction                                      426,975         237,070
                                                   -------------   -------------
                                                     32,417,993      40,180,942

      Loans in process                                 (207,111)        (43,153)
      Net deferred loan-origination costs                 5,780          10,276
                                                   -------------   -------------
             Total first mortgage loans              32,216,662      40,148,065

   Consumer and other loans                             357,296         460,239
                                                   -------------   -------------
             Total loans receivable                  32,573,958      40,608,304

Allowance for loan losses                              (243,000)       (187,000)
                                                   -------------   -------------
             Loans receivable, net                 $ 32,330,958    $ 40,421,304
                                                   =============   =============

Adjustable rate loans have interest rate adjustment limitations and are generally indexed to the National Average Contract Rate or the Eighth District Quarterly Cost of Funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The Bank holds multi-family and commercial real estate loans totalling $4,365,341 and $2,927,886, respectively, at June 30, 1994 and 1995. These loans are considered by management to possess somewhat greater credit risk due to the dependency on the income production of the related real estate. Of these loans, $1,535,475 and $1,391,187 are secured by multi-family properties, $909,042 and $477,922 by office buildings, $235,263 and $191,548 by nursing and retirement homes, $661,369 and $491,385 by warehouses, $541,732 and $31,468 by retail buildings and $482,460 and $344,376 by other property at June 30, 1994 and 1995, respectively.

The Bank has granted loans to officers, directors and employees. Changes in loans to officers, directors, and employees for the year ended June 30, 1994 and 1995 are summarized as follows (rounded to nearest thousand):

                                         1994           1995
                                     ------------   ------------

  Balance, beginning of year         $   157,000    $   123,000
  Additions                              134,000        360,000
  Repayments                             (34,000)      (150,000)
  Sales to FHLMC                        (134,000)             -
                                     ------------   ------------
  Balance, end of year               $   123,000    $   333,000
                                     ============   ============

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                         1993           1994           1995
                                     ------------   ------------   ------------
  Balance, beginning of year         $   195,016    $   168,000    $   243,000
  Provision (benefit) charged to
   income                                 10,638        117,452        (52,262)
  Charge-offs                            (37,654)       (42,452)        (3,738)
  Recoveries                                   -              -              -
                                     ------------   ------------   ------------
  Balance, end of year               $   168,000    $   243,000    $   187,000
                                     ============   ============   ============

Nonaccrual loans totaled approximately $25,000, $150,000 and $5,000 as of June 30, 1993, 1994 and 1995, respectively. Interest income on nonaccrual loans that would have been recorded under the original terms of such loans was $1,135, $2,641 and $339 for the years ended June 30, 1993, 1994 and 1995. No income was recognized in any period for nonaccrual loans. The Bank had no renegotiated loans during any of these periods.

The Bank originates loans for resale to the FHLMC. During 1993, 1994 and 1995, the Bank originated loans totalling $7,556,637, $5,973,615 and $460,276, respectively, and sold such loans to FHLMC totaling $7,307,167, $6,259,948 and $443,505, respectively. The Bank recognized gains on these sales of $18,104, $15,014 and $1,049 in 1993, 1994 and 1995, respectively. At June 30, 1994 and
1995, the Bank had loans held for sale totaling $70,729, and $87,500, respectively. These sales include provisions that require the Bank to repurchase the loans upon certain events of default relating to documentation deficiencies for periods up to one year from the date of the loan sale.

At June 30, 1994 and 1995, the Bank was servicing loans for others amounting to approximately $11,768,000, and $10,587,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded when received and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Bank holds borrowers' escrow balances of $70,349 and $57,522 at June 30, 1994 and 1995, respectively.


4.   PREMISES AND EQUIPMENT

Premises and equipment at June 30 are summarized as follows:

                                                                    1994                1995
                                                             ----------------     ----------------
     Land                                                    $      296,060       $      296,060
     Buildings and improvements                                   1,030,666            1,052,896
     Furniture, fixtures and equipment                              425,114              438,184
                                                             ----------------     ----------------
                                                                  1,751,840            1,787,140
     Less accumulated depreciation and amortization                 755,531              818,695
                                                             ----------------     ----------------
                                                             $      996,309       $      968,445
                                                             ================     ================

Depreciation expense for the years ended June 30, 1993, 1994, and 1995 totalled $36,273, $49,673 and $63,164 respectively.


5.   ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30 is summarized as follows:

                                                                    1994               1995
                                                             ----------------     ----------------
     Loans receivable                                        $      168,113       $      174,498
     Investment securities                                           97,284               88,353
     Mortgage-backed securities                                      39,483               37,562
                                                             ----------------     ----------------
                                                                    304,880       $      300,413
                                                             ================     ================

6. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

There was no real estate acquired in settlement of loans at June 30, 1994 or 1995.

Activity in the allowance for losses is summarized as follows:

                                                                   1993                1994                1995
                                                             ----------------     ---------------     ---------------
     Balance, beginning of year                              $        6,530       $      49,000       $           -
     Provision charged to expense                                    42,470               7,609                   -
     Charge-offs
     Recoveries                                                           -             (57,500)                  -
                                                                          -                 891                   -
                                                             ----------------     ---------------     ---------------

     Balance, end of year                                    $       49,000       $           -       $           -
                                                             ================     ===============     ===============

7.   DEPOSITS

Deposits at June 30 are summarized as follows:

                                     Weighted                     1994                        1995
                                                   ---------------------------   -------------------------------
                                  Average Rate at
                                   June 30, 1995        Amount        Percent         Amount           Percent
                                                   -----------------  --------   ----------------     ----------
   Now, and Super NOW                  2.75%       $     2,370,770        4.7    $    1,738,913            3.6
   Money market                        2.90%             5,459,068       10.9         3,574,934            7.3
   Passbook savings                    2.75%             4,507,461        9.0         3,749,613            7.7
                                                   -----------------  --------   ----------------     ----------
                                       2.80%            12,337,299       24.6         9,063,460           18.6
                                                   -----------------  --------   ----------------     ----------
   Certificates of deposit
          2.0% to 2.99%                2.75%               113,509        0.2            54,771            0.1
          3.0% to 3.99%                3.82%            19,101,407       38.1         1,967,116            4.0
          4.0% to 4.99%                4.34%            11,813,168       23.5         8,055,363           16.5
          5.0% to 5.99%                5.44%             3,756,651        7.5        25,535,932           52.3
          6.0% to 6.99%                6.58%               662,299        1.3         2,696,272            5.5
          7.0% to 7.99%                7.36%             1,308,791        2.6           547,696            1.1
          8.0% to 8.99%                8.03%             1,070,700        2.1           933,397            1.9
                                                   -----------------  --------  -----------------     ----------
                                       5.30%            37,826,525       75.4        39,790,547           81.4
                                                   -----------------  --------  -----------------     ----------

                                       5.48%       $    50,163,824      100.0    $   48.854,007          100.0
                                                   =================  ========  =================     ==========

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $1,198,000 and $1,944,000 at June 30, 1994 and 1995 respectively.

Certificates of deposit at June 30 mature approximately as follows (rounded to nearest thousand):

                                       1994                                 1995
                        ------------------------------------     ------------------------------------
                             Weighted                                 Weighted
                           Average Rate           Amount            Average Rate           Amount
                        -----------------    ---------------     -----------------    ---------------
     One year                 3.89%          $  24,587,000             5.27%          $  30,382,000
     Two years                4.91%              7,040,000             4.90%              3,211,000
     Three years              4.66%              2,036,000             5.42%              2,637,000
     Four years               4.89%              2,052,000             5.42%              1,808,000
     Over four years          4.86%              2,112,000             6.38%              1,753,000
                                             ---------------                          ---------------

                              4.23%          $  37,827,000             5.30%          $  39,791,000
                                             ===============                          ===============

Interest expense on deposits for the years ended June 30 is summarized as follows:

                                                    1993             1994              1995
                                              --------------   --------------   ---------------
Money market, NOW, and Super NOW              $    250,924     $    240,743     $     179,981
Passbook savings                                   131,948          127,584           116,836
Certificates of deposit                          2,281,092        1,656,483         1,833,369
                                              --------------   --------------   ---------------
                                              $  2,663,964     $  2,024,810     $   2,130,186
                                              ==============   ==============   ===============

8.   BORROWED FUNDS

Borrowed funds at June 30 are summarized as follows:

                                                      1994             1995
                                                 --------------   --------------
     Advances from FHLB                          $           -    $   1,325,000
                                                 ==============   ==============

Information concerning advances from FHLB is summarized as follows:

                                                      1994             1995
                                                 --------------   --------------
     Average balance during the year             $           -    $   2,197,374
     Average interest rate at year end                       -             6.46%
     Maximum month end balance during the year   $           -    $   4,250,000

The Bank has signed a blanket pledge agreement with the FHLB under which it can draw advances on an open line-of-credit of $4,500,000 from the FHLB. The Bank must hold an unencumbered portfolio of eligible one-to-four family residential mortgages with a book value of not less than 150% of the indebtedness. The line-of-credit has an expiration date of November 2, 1995.

Interest expense on borrowed funds for the years ended June 30 is summarized as follows:

                                                      1993             1994             1995
                                                 --------------   --------------   --------------
     Advances from the FHLB                      $           -    $           -    $     128,479
                                                 ==============   ==============   ==============

9.   INCOME TAXES

The Company and its subsidiary file consolidated federal income tax and separate state tax returns on a fiscal year basis. If certain conditions are met in determining taxable income, the Bank is allowed a special bad-debt deduction based on a percentage of taxable income (presently 8 percent) or on specified experience formulas. The Bank used the percentage method in 1993, 1994, and 1995.

Effective July 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109) which requires, among other things, a change from the deferred method to the asset and liability method of accounting for deferred income taxes. The cumulative effect of this change on years prior to July 1, 1993 was to increase net income for the year ended June 30, 1994 by $73,780.

Under the deferred method applied in prior years, deferred income taxes were recognized for income and expense items that were reported in different periods for financial reporting and income tax purposes based on the tax rate applicable in the period of the calculation and were not adjusted for subsequent changes in tax laws or rates. Deferred tax assets were not recognized for provisions for losses on loans and investments in real estate in excess of the bad debt deductions allowed under the Federal Internal Revenue Code. Under the asset and liability method required by SFAS 109, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors.

SFAS 109 continues the exception for providing a deferred tax liability on bad debt reserves for tax purposes of qualified thrift lenders such as the Bank that arose in fiscal years beginning before June 30, 1988. Such bad debt reserve for the Bank amounted to approximately $1,130,000 with an income tax effect of $385,000 at June 30, 1995. This bad debt reserve would become taxable if the Bank does not maintain certain qualifying assets as defined, if the reserve is charged for other than bad debt losses, or if the Bank does not maintain its thrift charter.

Provision (benefit) for income taxes is summarized as follows:

                                                      1993             1994             1995
                                                 --------------   --------------   --------------
     Current                                     $     211,400    $     (11,074)   $     (10,430)
     Deferred                                           22,208          (52,974)         (45,350)
                                                 --------------   --------------   --------------
          Total                                  $     233,608    $     (64,048)   $     (55,780)
                                                 ==============   ==============   ==============

Provision (benefit) for income taxes differs from that computed at the Federal statutory rate of 34 percent as follows:


                                             Percent                    Percent                    Percent
                                             Pre-tax                    Pre-tax                    Pre-tax
                                 1993        Income         1994        Income         1995        Income
                             ------------   ---------   ------------   ---------   ------------   ---------
     Tax at Federal tax
       rate                  $   205,745       34.0     $    62,091       34.0     $    41,000       34.0
     Surtax exemption                  -          -               -          -         (19,294)     (16.0)
     Tax-exempt interest
       income                     (6,232)      (1.0)         (2,489)      (1.4)         (1,946)      (1.6)
     Resolution of prior
       year federal tax
       issues                          -          -        (124,662)     (68.3)              -          -
     Real estate acquired
       in settlement of
       loans:
       Gains on sales             (1,109)      (0.2)         (1,575)      (0.8)         (1,067)      (0.9)
       Provision for
       losses                     14,440        2.4           2,587        1.4             680        0.6
     Change in deferred
       tax valuation
       allowance                       -          -               -          -         (87,829)     (72.8)
     Other, net                   20,764        3.4               -          -          12,676       10.5
                             ------------   ---------   ------------   ---------   ------------   ---------
       Provision
       (benefit)             $   233,608       38.6     $   (64,048)     (35.1)    $   (55,780)     (46.2)
                             ============   =========   ============   =========   ============   =========

In 1994, the Bank recognized a $124,662 income tax benefit relating to its previously recorded income tax liability following a settlement with the Internal Revenue Service relating to their examination of the Bank's income tax returns for the calendar years 1988 through 1990.

The components of the deferred tax assets and liability, net of the valuation allowance, at June 30, 1994 and 1995 are as follows:

                                                                1994           1995
                                                            ------------   ------------
     Deferred Tax Assets:
       State intangibles tax                                $    32,126    $    28,120
       Allowance for loan losses                                 99,630         80,036
       Deferred expenses                                          6,452          6,255
       Premises and equipment                                     1,760         (4,100)
       Unrealized loss on securities available-for-sale               -         24,892
       Capital loss carryforward                                 87,829              -
                                                            ------------   ------------
                  Total deferred tax assets                     227,797        135,203
       Valuation allowance                                      (87,829)             -
                                                            ------------   ------------
                  Net deferred tax assets                       139,968        135,203
                                                            ------------   ------------
     Deferred Tax Liabilities:
       FHLB stock dividends                                      68,634              -
       Other, net                                                 6,373              -
                                                            ------------   ------------
                  Total deferred tax liabilities                 75,007              -
                                                            ------------   ------------
                  Net deferred tax asset                    $    64,961    $   135,203
                                                            ============   ============

Changes in the deferred tax valuation allowance for the years ended June 30, are as follows:

                                                                1994           1995
                                                            ------------   ------------
     Balance, beginning of year                             $         -    $    87,829
     Increase (decrease)                                         87,829        (87,829)
                                                            ------------   ------------
     Balance, end of year                                   $    87,829    $         -
                                                            ============   ============

10.  EMPLOYEE BENEFITS

Pension Plan: The Bank has a noncontributory, defined benefit pension plan (the "Plan") covering full-time employees who have completed six months of service and have attained the age of 20.5 years. Participants become fully vested after seven years of vesting service, as defined by the Plan. The benefits for the Plan are based on years of service and the projected participants' salary at normal retirement. The Bank's funding policy is to make, as a minimum contribution, the equivalent of the minimum required by the Employee Retirement Income Security Act of 1974. Plan assets include cash equivalents, certificates of deposit, government agency securities and insurance contract annuities.

Net periodic pension expense for the years ended June 30 included the following components:

                                                                1993           1994           1995
                                                            ------------   ------------   ------------
     Service cost                                           $    30,755    $    30,321    $    36,680
     Interest on projected benefit obligation                    37,565         35,658         40,740
     Return on plan assets                                      (20,464)       (25,400)         1,403
     Net amortization and deferral                              (35,603)        (7,352)       (37,856)
                                                            ------------   ------------   ------------
     Net periodic pension expense                           $    12,253    $    33,227    $    40,967
                                                            ============   ============   ============

The following table sets forth the funding status of the Bank's pension plan and amounts recognized in the balance sheets at June 30:

                                                                1994           1995
                                                            ------------   ------------
     Actuarial present value of accumulated benefits
     obligation:
          Vested benefits                                   $   460,946    $   522,467
          Non-vested benefits                                     1,842          3,154
                                                            ------------   ------------
     Accumulated benefit obligation                             462,788        525,621
     Effect of projected future salary increases                129,251        133,424
                                                            ------------   ------------
     Projected benefit obligation                               592,039        659,045
     Plan assets at fair value                                  490,331        545,259
                                                            ------------   ------------
     Plan assets less than projected benefit obligation        (101,708)      (113,786)
     Unrecognized net transition asset                          (21,355)       (19,712)
     Unrecognized net loss                                      171,919        198,070
                                                            ------------   ------------
     Net pension asset                                      $    48,856    $    64,572
                                                            ============   ============

Assumptions used to determine net periodic pension cost were:

                                                                1994           1995
                                                            ------------   ------------
     Assumed discount rate                                         7.0%           7.0%
     Expected rate of return on plan assets                        7.5%           7.5%
     Assumed rate of compensation increase                         5.0%           5.0%

Employee Stock Ownership Plan: In conjunction with the Bank's conversion, the Company formed an ESOP which covers substantially all employees with more than one year of employment, have completed 1,000 hours of service, and who have attained the age of 21. The ESOP borrowed $266,800 from the Company and purchased 26,680 common shares, equal to 8% of the total number of shares issued in the conversion. The ESOP debt is secured by shares of the Company. The Bank will make scheduled discretionary contributions to the ESOP sufficient to service the debt. At June 30, 1995, the balance outstanding on this debt was $255,683. As the debt is paid down, the number of shares to be released from serving as collateral is computed as the ratio of the current principal plus interest to the total original principal plus interest to be paid.

As committed ESOP shares are released, compensation expense is recognized for the then fair value of the stock and deferred compensation for the committed shares is reduced by the amount of the shares' acquisition cost. Any difference between the acquisition cost and the then fair value is credited or charged to additional paid-in capital. Compensation expense recognized for the year ended June 30, 1995 totalled $16,500. Deferred compensation relating to the ESOP was $252,680 at June 30, 1995, and is reported as a reduction of stockholders' equity.

The following is a summary of ESOP shares at June 30, 1995:

    Allocated shares                                    -
    Committed-to-be-released shares                 1,412
    Uncommitted shares                             25,268
                                               -----------
        Total ESOP shares                          26,680
                                               ===========
        Fair value of uncommitted shares       $  334,800
                                               ===========

ESOP participants entitled to a distribution have the right to demand such distribution in the form of the Company's common stock. In the event that the Company's common stock is not readily tradeable on an established market, participants are entitled to require that the Company repurchase the common stock under a fair valuation formula, as provided by governmental regulations.

Management Recognition Plan: The Company intends to form a Management Recognition Plan (MRP) for the benefit of providing key officers and directors of the Company with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. If the plan is approved by the stockholders of the Company, restricted stock awards covering shares representing an aggregate of up to 4% of the shares of Common Stock issued in the Conversion, or 13,340 common shares, may be granted to directors and executive officers of the Company.

Stock Option and Incentive Plan: In conjunction with the Bank's conversion, the Company established a stock option and incentive plan for the benefit of directors and employees of the Company and Bank. The plan shall become effective upon its adoption by the Board of Directors of the Company, and approval of the plan by the stockholders' of the Company. If the plan is adopted, stock options, stock appreciation rights, and restricted stock awards covering shares representing an aggregate of up to 10% of the shares of Common stock issued in the conversion, or 33,350 common shares, would be authorized.


11.  CONTINGENCIES

The Bank, along with various other savings and loan associations, challenged in lawsuits filed against the State of Missouri, the validity and constitutionality of the state intangibles tax as applied to savings and loan associations. In February 1982, the Supreme Court of Missouri ruled in favor of the associations. The Bank has filed a claim with the Missouri Department of Revenue for a refund of state intangible taxes paid during the years 1975 through 1980 in the amount of approximately $249,000.

In 1989, a settlement was reached with the Missouri Department of Revenue which provides for payment of the refund claims plus interest at 6% per annum through a combination of credits against previous and future state franchise taxes and cash payments. At June 30, 1994 and 1995, the remaining claim for refund of state intangible taxes plus accrued interest totaled approximately $78,355 and $75,120, respectively, which is available to offset future state franchise taxes.

From time to time, the Bank is involved as plaintiff or defendant in various legal proceedings arising in the normal course of its business. While the ultimate outcome of these various legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on the Bank's financial position or results of operations.

12.  INTEREST RATE RISK

The Bank is engaged principally in providing first mortgage loans to individuals. At June 30, 1994 and 1995, the Bank's assets consist primarily of assets that earned interest at both variable and fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

At June 30, 1994 and 1995, the Bank had interest-earning assets of approximately $51,934,000 and $54,742,000, having a weighted average effective yield of 6.37% and 5.82%, respectively, and interest-bearing liabilities of approximately $50,164,000 and $50,179,000 having a weighted average effective interest rate of 3.90% and 4.87%, respectively. The Bank's interest-sensitive liabilities reprice faster than the interest-sensitive assets and accordingly, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of net long-term assets and net interest income.


13. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers in the way of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held generally includes one-to-four family properties, multi-family properties and income-producing commercial properties.

At June 30 the Bank had commitments to originate loans:

                                            1994             1995
                                      --------------    --------------
   Fixed                              $      10,000     $     348,606
   Variable                               1,916,936         1,083,440
                                      --------------    --------------
                                      $   1,926,936     $   1,432,046
                                      ==============    ==============
Interest rate ranges                  4.50% - 10.75%    6.38% - 10.75%

The Bank's loans are principally collateralized by properties located in Central Missouri.

14.  REGULATORY CAPITAL

At June 30, 1995, the Bank's equity amounted to $5,103,000 or 8.97% of total assets.

In connection with the issuance of deposit accounts, the Bank is required to maintain a specified minimum amount of capital in accordance with regulatory requirements. Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and the capital regulations implemented by the OTS, the Bank's regulatory capital at June 30, 1995 was as follows (dollars rounded to nearest thousand):

                                                                Actual          Requirement        Excess
                                                           --------------   ----------------  --------------
   GAAP capital                                             $   5,103,000

   Plus: Unrealized loss on securities available-for-sale          48,000
                                                            --------------
   Tangible capital                                         $   5,151,000     $      854,000    $   4,297,000
                                                            ==============    ===============   ==============
   Tangible capital to adjusted assets (1)                      9.0%               1.5%             7.5%
                                                            ==============    ===============   ==============
   Core capital                                             $   5,151,000     $    1,708,000    $   3,443,000
                                                            ==============    ===============   ==============
   Core capital to adjusted assets (1)                          9.0%               3.0%             6.0%
                                                            ==============    ===============   ==============
   Risk-based capital                                       $   5,151,000
   Plus:General loan loss allowance component                     175,000
                                                            --------------
   Risk-based capital                                       $   5,326,000      $   2,042,000    $   3,284,000
                                                            ==============    ===============   ==============
   Risk-based capital to risk weighted assets (2)               20.9.%             8.0%             12.9%
                                                            ==============    ===============   ==============

     (1) Percentage of adjusted assets totalling $56,927,000

     (2) Percentage of risk-weighted assets totalling $25,529,000

At June 30, 1995, the Bank exceeded its tangible, core, and risk-based capital requirements currently imposed by Federal regulators.

Section 38 of the Federal Deposit Insurance Act (FDIA), as amended by the Federal Deposit Insurance Corporation Improvement Act (FDICIA) effective December 19, 1991, requires that Federal banking agencies establish five capital levels for insured depository institutions - "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" - and requires or permits such agencies to take certain supervisory actions as an insured institution's capital level falls. Under regulations adopted by the Federal banking agencies to implement these requirements, the Bank is classified as a "well capitalized institution" for this purpose. A "well capitalized institution" significantly exceeds the required minimum level for each relevant capital measure.


15.  CONVERSION TO STOCK OWNERSHIP

On July 20, 1994, the Board of Directors of the Bank adopted a plan of conversion pursuant to which the Bank converted from a federal mutual savings bank to a federal stock savings bank with the concurrent formation of the holding company, which acquired all of the common stock of the Bank. On January 31, 1995, the Company sold 333,500 shares of common stock at $10 per share to eligible purchasers, including depositors of the Bank. Net proceeds from the conversion, after deducting conversion expenses of $612,463, were $2,722,537 and are reflected as common stock and additional paid-in capital in the accompanying consolidated statements of financial condition. The Company utilized $1,361,269 of the net proceeds to acquire all of the common stock of the Bank. The net conversion costs of $612,463 includes $159,632 of deferred expenses that was recorded as an asset in 1994. In 1994, the company expensed $71,801 of costs relating to a previous conversion attempt that failed.

As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. The initial balance of the liquidation account was $3,484,000. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then-current adjusted balance (but not above the original eligible deposit balance) for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Company, or repurchase any of its capital stock, if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

The Bank's capital exceeds all of the fully phased-in capital requirements imposed by FIRREA. OTS regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and, like the Bank, has not been notified of a need for more than normal supervision could, after prior notice but without approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval.

Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of future dividends may depend upon dividends from the Bank.


16.  SUBSEQUENT EVENT

On August 25, 1995, the Board of Directors of the Company approved an additional $600,000 capital contribution to the Bank and was recorded as additional paid-in capital. The actual distribution to the Bank was made on August 31, 1995.

17.  SUPERVISORY AGREEMENT

On April 22, 1992, the Bank entered into a Supervisory Agreement ("Agreement") with the OTS in which the OTS agreed to forego the initiation of cease and desist proceedings against the Bank for so long as the Bank is in compliance with the provisions of the Agreement. During the year ended June 30, 1993, the OTS conducted a regular examination of the Bank during which they reviewed the Bank's compliance with the Agreement. The OTS found that the Bank had violated the Agreement, principally in the area of commercial real estate lending. As a result of the above-mentioned violations, among other things, the OTS directed the Bank to not make any commercial real estate loans, excluding one to four family nonowner occupied mortgage loans of $100,000 or less, until such time as appropriate policies, procedures and expertise are obtained by the Bank and approved by the OTS (the "Supervisory Directive"). On August 2, 1994, the Agreement was terminated by the OTS as the Bank was found to be in compliance with the Agreement during the OTS's March 14, 1994 examination; however, the Supervisory Directive remains in effect.

18.  PARENT COMPANY FINANCIAL INFORMATION

The following tables present condensed financial information of the parent company, Mutual Bancompany, Inc.

Condensed Statement of Financial Condition
June 30, 1995

                                                                         1995
                                                                     ------------
                             ASSETS
   Cash and due from depository institutions                         $  841,786
   Investment in subsidiary                                           5,103,014
   Other assets                                                         260,443
                                                                     ------------

           Total assets                                              $6,205,243
                                                                     ============

           LIABILITIES AND STOCKHOLDERS' EQUITY
   Stockholders' equity                                              $6,205,243
                                                                     ------------
           Total liabilities and stockholders' equity                $6,205,243
                                                                     ============

   Condensed Statement of Income
   From Inception (August 22, 1994) through June 30, 1995
      Income
          Other interest                                             $   18,998
      Expenses
          Other                                                          11,238
                                                                     ------------
      Income before income taxes and equity in undistributed
        earnings of subsidiary                                            7,760
      Provision for income taxes                                              -
      Equity in undistributed earnings of subsidiary                    168,605
                                                                     ------------
      Net income                                                     $  176,365
                                                                     ============

Condensed Statement of Cash Flows
From Inception (August 22, 1994) through June 30, 1995

                                                                        1995
                                                                    ------------
   Cash Flows From Operating Activities
      Net income                                                    $    176,365
      Adjustments to reconcile net income to net cash provided
       by operating activities:
        Equity in undistributed earnings of subsidiary                  (168,605)
        Change in other assets                                            (4,760)
                                                                    -------------
           Net cash provided by operating activities                       3,000
                                                                    -------------
   Cash Flows From Investing Activities
      Investment in Mutual Savings Bank, f.s.b.                       (1,361,268)
      Loan to ESOP, net of repayments                                   (255,683)
                                                                    -------------
           Net cash (used) by investing activities                    (1,616,951)
                                                                    -------------
   Cash Flows From Financing Activities
      Net proceeds from stock issuance                                 2,455,737
                                                                    -------------
           Net cash provided by financing activities                   2,455,737
                                                                    -------------
           Net increase in cash and cash equivalents                     841,786

      Cash and cash equivalents, beginning of period                           -
                                                                    -------------
      Cash and cash equivalents, end of period                      $    841,786
                                                                    =============
   Supplemental Disclosure of Non-Cash Transactions

      Exchange of common stock for loan receivable from
       ESOP (other asset)                                           $    266,800

19.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly data for 1995 are presented below:

                                                             (Dollars in thousands)
                                             ---------------------------------------------------------
                                               September      December       March 31,       June 30,
                                               30, 1994       31, 1994         1995            1995
                                             ------------   ------------   ------------   ------------
Total interest income                        $       824    $       859    $       874    $       879
Total interest expense                              (504)          (569)          (584)          (601)
                                             ------------   ------------   ------------   ------------
   Net interest income                               320            290            290            278
   Benefit for loan losses                             -             21              3             28
                                             ------------   ------------   ------------   ------------
   Net interest income after benefit for
    loan losses                                      320            311            293            306
Total noninterest income                              24             19             31            (25)
Total noninterest expense                           (282)          (321)          (293)          (263)
                                             ------------   ------------   ------------   ------------
   Income before income taxes                         62              9             31             18
   (Provision) benefit for income taxes              (20)            (2)           (11)            89
                                             ------------   ------------   ------------   ------------
   Net income                                $        42    $         7    $        20    $       107
                                             ============   ============   ============   ============

MUTUAL BANCOMPANY, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
March 31, 1996 (UNAUDITED) AND JUNE 30, 1995
(Amounts in Thousands)

=====================================================================================
                                                              March 31       June 30
                                                                  1996          1995
=====================================================================================
ASSETS:
Cash & amounts due from depository institutions               $     37       $    391
Federal funds sold                                                 161            149
Interest-bearing deposits in other depository institutions         530             42
                                                              --------       --------
   Total cash & cash equivalents                                   728            582

Investment securities held-to-maturity                               0          7,401
Investment securities available-for-sale                         6,684            508
Mortgage-backed securities held-to-maturity                          0          2,097
Mortgage-backed securities available-for-sale                    4,747          3,740
Stock in Federal Home Loan Bank                                    426            414
Loans receivable, net                                           39,213         40,421
Loans held for sale                                                  0             87
Premises and equipment                                             935            968
Accrued Interest Receivable:
 Loans                                                             206            175
 Investment securities                                              51             88
 Mortgage-backed securities                                         30             38
Income tax receivable                                               11             62
Deferred income tax assets, net                                    145            135
Other assets                                                       135            135
                                                              --------       --------
Total Assets                                                  $ 53,311       $ 56,851
                                                              ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
 Deposits                                                     $ 45,818       $ 48,854
 Advances from the FHLB & other borrowings                         900          1,325
 Advance payments by borrowers for taxes & insurance               114            188
 Accrued interest payable                                           33             30
 Other liabilities                                                 210            249
                                                              --------       --------
Total Liabilities                                               47,075         50,646
                                                              --------       --------
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; authorized 500,000
  shares; none issued & outstanding
Common stock, $.01 par value; authorized 2,000,000                   3              3
  shares; issued & outstanding, 333,500 shares
Additional paid-in capital                                       2,740          2,722
Deferred compensation - ESOP shares                               (228)          (253)
Retained earnings, substainally restricted                       3,788          3,781
Unrealized loss on securities available for sale, net             ( 67)          ( 48)
                                                              --------       --------
Total Stockholders' Equity                                       6,236          6,205
                                                              --------       --------
Total Liabilities & Stockholders' Equity                      $ 53,311       $ 56,851
                                                              ========       ========

          See notes to unaudited consolidated financial statements

MUTUAL BANCOMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
THREE AND NINE MONTHS ENDED MARCH 31, 1996 AND 1995 (unaudited)
(Amounts in Thousands)

================================================================================
                                        Three Months Ended    Nine Months Ended
                                              March 31             March 31
================================================================================
                                          1996      1995         1996       1995
INTEREST INCOME:
Loans                                   $  726     $ 669      $ 2,187   $  1,912
Investment securities                       84       104          267        344
Mortgage-backed securities                  74        92          235        281
Other                                        3         9           14         20
                                        ------    ------      -------    -------
  Total interest income                    887       874        2,703      2,557
                                        ------    ------      -------    -------
INTEREST EXPENSE:
Deposits                                   572       539        1,753      1,543
FHLB advances                               16        45           58         14
                                        ------    ------      -------    -------
  Total interest expense                   588       584        1,811      1,657
                                        ------    ------      -------    -------
NET INTEREST INCOME                        299       290          892        900

PROVISION (BENEFIT) FOR LOAN LOSSES        ( 5)      ( 3)         ( 5)       (24)
                                        -------   -------     --------  --------
NET INTEREST INCOME AFTER PROVISION
(BENEFIT) FOR LOAN LOSSES                  304       293          897        924
                                        ------    ------      -------    -------
OTHER INCOME:
 Service charges and fees                    8         8           27         24
 Other                                      24        23           49         50
                                        ------    ------      -------    -------
  Total other income                        32        31           76         74
                                        ------    ------      -------    -------
OTHER EXPENSES:
 Salaries and employee benefits            170       149          507        471
 Occupancy expense                          46        47          141        127
 Federal insurance premiums                 28        28           84         86
 Loss on sale of investments
  available-for-sale                        25        14           25         43
 Other                                      53        55          203        169
                                       -------   -------      -------   --------
  Total other expenses                     322       293          960        896
                                       -------   -------      -------   --------
INCOME BEFORE INCOME TAXES                  14        31           13        102
INCOME TAXES                                 7        11            6         33
                                       -------   -------      --------  --------
NET INCOME                              $    7    $   20      $     7   $     69
                                       =======   =======      ========  =========

EARNINGS PER SHARE
                                                              Three Months Ended
                                                                March 31, 1996
     1. Net Income                                                  $  7,014
     2. Weighted average common shares outstanding*                  310,170
     3. Primary earnings per share                                       .20


* The weighted average common shares outstanding has been computed in accordance with SOP 93-6, which requires the exclusion of ESOP shares totaling 22,793 at March 31, 1996 that have not been committed to be released, from earnings per share computations.

            See notes to unaudited consolidated financial statements

MUTUAL BANCOMPANY, INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
NINE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)
(Amounts in Thousands)

==============================================================================================================================
                                                                                                       UNREALIZED
                                                                                                         LOSS ON
                                                         ADDITIONAL     DEFFERED                       SECURITIES
                                              COMMON      PAID-IN     COMPENSATION      RETAINED        AVAILABLE
                                              STOCK        CAPITAL        ESOP          EARNINGS      FOR SALE-NET      TOTAL
===============================================================================================================================
BALANCE, JUNE 30, 1995                           $3         $2,722         ($253)         $3,781          ($48)         $6,205

Compensation expense recognized for
Employee Stock Ownership Plan                     0             18            25               0             0              43

Net Income                                        0              0             0               7             0               7

Change in unrealized losses on securities
available for sale - net of taxes                 0              0             0               0           (19)            (19)
                                         ======================================================================================
BALANCE MARCH 31, 1996                           $3         $2,740         ($228)         $3,788          ($67)         $6,236
                                         ======================================================================================

            See notes to unaudited consolidated financial statments

MUTUAL BANCOMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED MARCH 31, 1996 AND 1995 (UNAUDITED)
(Amounts in Thousands)

- --------------------------------------------------------------------------------------------
                                                                             1996          1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income                                                              $      7      $     69
 Adjustment to reconcile net income to net cash provided by
  operating activities:
  FHLB Stock Dividends                                                         (9)            0
  Depreciation, amortization and accretion:
   Premises and equipment                                                      43            44
   Loan fees, discounts and premiums, net                                      36            24
  Provision (benefit) for loan losses                                          (5)          (24)
  Deferred tax expense (benefit)                                                0            21
  Loss on sales of investments available-for-sale, net                         25            43
  Originations of loans for sale to Federal Home Loan Mortgage Corp.       (2,216)         (226)
  Proceeds from sales of loans to Federal Home Loan Mortgage Corp.          2,306           297
  Gains on sales of loans to Federal Home Loan Mortgage Corp.                  (3)            0
  Compensation Expense - ESOP                                                  43             5
  Decrease in accrued interest receivable                                      14            35
  (Increase) Decrease in other assets                                          51            (8)
  Increase (Decrease)in other liabilities                                     (36)           11
                                                                         --------      --------
    Net cash provided by operating activities                                 256           291
                                                                         --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from maturities of investment securities available for sale           0           175
 Proceeds from maturities of investment securities held-to-maturity            24           500
 Proceeds from sale of investment securities available-for-sale             1,125           971
 Proceeds from sale of mortgage-backed securities available-for-sale            0           486
 Principal repayments on mortgage-backed securities available-for-sale        659           635
 Principal repayments on mortgage-backed securities held-to-maturity          417           199
 FHLB Stock Purchases                                                          (3)            0
 Purchases of loans receivable                                               (990)       (2,856)
 Loan originations (in excess of) less than repayments                      2,203        (4,948)
 Additions to premises and equipment, net                                     (10)          (30)
                                                                         --------      --------
    Net cash provided by (used in) investing activities                     3,425        (4,868)
                                                                         --------      --------
                                                                                     (Continued)

MUTUAL BANCOMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED MARCH 31, 1996 AND 1995 (UNAUDITED)
(Amounts in Thousands)
- --------------------------------------------------------------------------------

                                                                          1996           1995
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net decrease in deposits                                             $(3,036)      $  (2,227)
 Proceeds from advances from the FHLB                                   5,125          13,863
 Payments of advances from the FHLB                                    (5,550)        (11,213)
 Increase in reorganization and stock issuance costs                        0             160
 Decrease in advance payments by borrowers for taxes & insurance          (74)            (26)
 Net proceeds from issuance of common stock                                 0           2,468
                                                                      -------           -----

   Net cash provided by (used in) financing activities                 (3,535)          3,025
                                                                      --------       --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          146          (1,552)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                            582           2,241
                                                                      -------        --------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                  728             689
                                                                      =======        ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
 Cash paid during the period for:
  Income taxes                                                              0             (31)
  Interest on deposits                                                  1,750           1,543
  Interest on borrowings from the FHLB and other borrowings                58             114
 Non-cash investing activities:
  Real estate acquired in settlement of loans                               0              14
  Loans to facilitate sales of real estate owned                            0              17
  Unrealized losses on securities available for sale, net of taxes         19             109
  Transfer of investment securities held-to-maturity to
  available-for-sale                                                    7,377               0
  Transfer of mortgage backed securities held-to-maturity to
  available-for-sale                                                    1,680               0

See notes to unaudited consolidated financial statements.          (Concluded)

MUTUAL BANCOMPANY, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED MARCH 31, 1996 AND 1995 (UNAUDITED)

1.  FINANCIAL STATEMENTS

The unaudited consolidated financial statements of Mutual Bancompany, Inc. and its subsidiaries, principally MutualSavings Bank (the "Bank") and its Subsidiary (collectively referred to as the "Company"), included herein reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for the interim period presented. All significant intercompany accounts and transactions have been eliminated. All such adjustments are of a normal recurring nature. The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of the results which may be expected for the entire fiscal year. The accounting policies and practices of the Company conform to generally accepted accounting principles.

2.  REORGANIZATION

On January 31, 1995, the Company closed its stock offering which was made in connection with the conversion of the Bankfrom a federally chartered mutual savings bank to a federally chartered stock savings bank. 333,500 shares of stock were sold in the offering generating net proceeds of $2.7 million. The Company utilized one-half of the net proceeds to acquire all of the common stock of the Bank.

In connection with the conversion, the Bank has established an Employee Stock Ownership Plan ("ESOP") for eligible employees. The ESOP borrowed $266,800 from the Company and purchased 26,680 common shares issued in the conversion. The Bank is expected to make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. The $236,700 ($266,800 in stock issued by the Company on January 31, 1995 less the principal payments made by the Bank) is reflected in the accompanying consolidated financial statements as a charge to deferred compensation and a credit to common stock and additional paid-in capital. The unamortized balance of deferred compensation is shown as a deduction of stockholders' equity. The unpaid balance of the ESOP loan is eliminated in consolidation.

3.  ADVANCES FROM FEDERAL HOME LOAN BANK OF DES MOINES AND OTHER BORROWINGS

At March 31, 1996, the Company has $900,000 in outstanding borrowings with the Federal Home Loan Bank of Des Moines ("FHLB") at a rate of 5.67%. The Company has the ability to borrow funds from the FHLB under a blanket agreement which assigns all investment in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. During the first nine months of fiscal 1996, the maximum borrowed under this agreement was $1.9 million at an average interest rate of 5.88% during the period. At March 31, 1996, the Company had approximately $22.1 million in additional borrowing capacity available to it under this borrowing agreement. The Company also has a $1.0 million line of credit agreement with a commercial bank. At March 31, 1996, the Company had no borrowings outstanding under this line.

4.  EARNINGS PER SHARE

Earnings per share of common stock has been determined by dividing net income for the nine month period ended March 31, 1996 by the weighted average number of shares of common stock outstanding. Effective July 1, 1994 the Company adopted Statement of Position (SOP) 93-6, which requires recognition of expense based upon ESOP shares committed to be released and the exclusion of ESOP shares not committed to be released, from earnings per share computations. Under SOP 93-6, the number of shares considered outstanding for earnings per share purposes in periods prior to July 1, 1994, that are no longer considered outstanding for the nine months ended March 31, 1996 totaled 22,793 shares.

Because the conversion to stock ownership was effected on January 31, 1995, earnings per share for the nine months ended March 31, 1995 is not applicable.

5.  COMMITMENTS AND CONTINGENCIES

Commitments to originate mortgage loans of $948,600 (of which $438,500 were adjustable-rate commitments) at March 31, 1996 represent amounts which the Bank plans to fund within the normal commitment period of sixty to ninety days. As of March 31, 1996, the Bank had no commitments to purchase mortgage-backed securities or collateralized mortgage obligations.

The Company also offers consumer lines-of-credit for its customers. At March 31, 1996, there were $34,700 in outstanding line of credit commitments.

6.  CLASSIFICATION OF INVESTMENT SECURITIES

Following reclassification of the Bank's entire investment portfolio to Available for Sale as of December 20, 1995, under Statement of Financial Accounting Standards No. 115, the book value of the Investment and Mortgage-Backed Securities portfolios at March 31, 1996 were $6.8 million and $4.8 million while the market values were $6.7 million and $4.7 million, respectively.

                                                                      APPENDIX I



                           ------------------------

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                 by and among

                       ROOSEVELT FINANCIAL GROUP, INC.,

                                ROOSEVELT BANK,

                            MUTUAL BANCOMPANY, INC.

                                      and

                          MUTUAL SAVINGS BANK, F.S.B.

                          ---------------------------



                               ----------------

                                 APRIL 9, 1996

                               ----------------

                               TABLE OF CONTENTS

                                                                        Page
RECITALS...................................................................1

ARTICLE I.   THE MERGER AND RELATED MATTERS............................    1

     1.1     Merger;  Resulting Institution............................    1
     1.2     Effective Time of the Merger..............................    2
     1.3     Company Merger............................................    2
     1.4     Closing...................................................    5
     1.5     Reservation of Right to Revise Transaction................    5

ARTICLE II.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF
             MUTUAL BANCOMPANY AND MUTUAL BANK.........................    6

     2.1     Organization and Authority................................    6
     2.2     Subsidiaries..............................................    6
     2.3     Capitalization............................................    7
     2.4     Authorization.............................................    7
     2.5     Mutual Bancompany Financial Statements....................    8
     2.6     Mutual Reports............................................    8
     2.7     Properties and Leases.....................................    9
     2.8     Taxes.....................................................    9
     2.9     Material Adverse Change...................................   10
     2.10    Commitments and Contracts.................................   10
     2.11    Litigation and Other Proceedings..........................   11
     2.12    Insurance.................................................   11
     2.13    Compliance with Laws......................................   11
     2.14    Labor.....................................................   13
     2.15    Material Interests of Certain Persons.....................   13
     2.16    Allowance for Loan Losses; Nonperforming Assets...........   14
     2.17    Employee Benefit Plans....................................   14
     2.18    Conduct to Date...........................................   15
     2.19    Prospectus/Proxy Statement, etc...........................   16
     2.20    Registration Obligations..................................   17
     2.21    Takeover Provisions Not Applicable........................   17
     2.22    Regulatory, Tax and Accounting Matters....................   17
     2.23    Brokers and Finders.......................................   17
     2.24    Accuracy of Information...................................   17
     2.25    Community Reinvestment Act Compliance.....................   17
     2.26    Fairness Opinion..........................................   17
     2.27    Governmental Approvals and Other Conditions...............   18

ARTICLE III. REPRESENTATIONS, WARRANTIES AND COVENANTS OF
             ROOSEVELT FINANCIAL AND ROOSEVELT BANK....................   18

     3.1     Organization and Authority................................   18
     3.2     Capitalization of Roosevelt Financial.....................   18
     3.3     Authorization.............................................   19
     3.4     Roosevelt Financial Financial Statements..................   20
     3.5     Roosevelt Reports.........................................   20
     3.6     Material Adverse Change...................................   20
     3.7     Registration Statement, etc...............................   20
     3.8     Brokers and Finders.......................................   21
     3.9     Accuracy of Information...................................   21
     3.10    Community Reinvestment Act Compliance.....................   21
     3.11    Litigation and Other Proceedings..........................   21

     3.12    Compliance with Laws........................................  22
     3.13    Governmental Approvals and Other Conditions.................  23
     3.14    Commitments and Contracts...................................  23

ARTICLE IV.  CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME...........  23

     4.1     Conduct of Businesses Prior to the Effective Time...........  23
     4.2     Forbearances................................................  23

ARTICLE V.   ADDITIONAL AGREEMENTS.......................................  25

     5.1     Access and Information......................................  25
     5.2     Registration Statement; Regulatory Matters..................  26
     5.3     Stockholder Approval........................................  26
     5.4     Current Information.........................................  27
     5.5     Agreements of Affiliates....................................  27
     5.6     Expenses....................................................  27
     5.7     Miscellaneous Agreements and Consents.......................  27
     5.8     Benefits....................................................  28
     5.9     Press Releases..............................................  29
     5.10    Takeover Provisions.........................................  30
     5.11    D&O Indemnification and Insurance...........................  30
     5.12    Third Parties...............................................  30
     5.13    Schedule 13D or 13G Filings.................................  30
     5.14    Dissenting Shareholders' Appraisal Rights...................  30
     5.15    Nasdaq Listing..............................................  30
     5.16    Assistance with Third-Party Agreements......................  31
     5.17    Insurance Policies Assignment...............................  31

ARTICLE VI.  CONDITIONS..................................................  31

     6.1     Conditions to Each Party's Obligation to Effect the Merger..  31
     6.2     Conditions to Obligations of Mutual Bancompany and
             Mutual Bank to Effect the Merger............................  32
     6.3     Conditions to Obligations of Roosevelt Financial and
             Roosevelt Bank to Effect the Merger.........................  33

ARTICLE VII. TERMINATION, AMENDMENT AND WAIVER...........................  34

     7.1     Termination.................................................  34
     7.2     Effect of Termination.......................................  34
     7.3     Amendment...................................................  35
     7.4     Severability................................................  36
     7.5     Waiver......................................................  36

ARTICLE VIII. GENERAL PROVISIONS.........................................  36

     8.1     Non-Survival of Representations, Warranties and Agreements..  36
     8.2     Notices.....................................................  36
     8.3     Miscellaneous...............................................  37

Exhibit A - Form of Voting Agreement (intentionally omitted)
Exhibit B - Subsidiary Agreement and Plan of Merger (intentionally omitted)

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                -----------------------------------------------


     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement"), dated April 9, 1996, is by and among ROOSEVELT FINANCIAL GROUP, INC., a Delaware corporation ("Roosevelt Financial"), ROOSEVELT BANK, a federally chartered savings bank and a wholly owned subsidiary of Roosevelt Financial ("Roosevelt Bank"), MUTUAL BANCOMPANY, INC. a Missouri corporation ("Mutual Bancompany"), and MUTUAL SAVINGS BANK, F.S.B., a federally chartered savings bank and a wholly owned subsidiary of Mutual Bancompany ("Mutual Bank").

     A. Roosevelt Financial, Roosevelt Bank, Mutual Bancompany and Mutual Bank wish to provide for the terms and conditions of the following described business combination in which Mutual Bancompany will be merged with Roosevelt Financial (the "Company Merger"), followed immediately by the merger of Mutual Bank with Roosevelt Bank (the "Bank Merger") pursuant to the Subsidiary Agreement and Plan of Merger attached hereto as Exhibit B (the "Subsidiary Merger Agreement"). The surviving entity of the Bank Merger is sometimes be referred to herein as the "Surviving Bank." The Company Merger and the Bank Merger are collectively referred to herein as the "Merger."

     B. For federal income tax purposes, it is intended that the Company Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), the Bank Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) or (D) of the Code and this Agreement shall constitute a plan of reorganization pursuant to Section 368 of the Code.

     C. For accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests.

     D. The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Roosevelt Financial's willingness to enter into this Agreement, Roosevelt Financial and each of the directors of Mutual Bancompany have entered into voting agreements in the form attached hereto as Exhibit A (the "Voting Agreements").

     Accordingly, and in consideration of the representations, warranties, covenants, agreements and conditions herein contained, the parties hereto agree as follows:


                                   ARTICLE I

                        THE MERGER AND RELATED MATTERS


     1.1  Merger; Resulting Institution. Subject to the terms and conditions of
          -----------------------------
this Agreement, and pursuant to the provisions of the Delaware General Corporation Law (the "DGCL"), the General and Business Corporation Law of Missouri (the "Missouri Act"), the Federal Deposit Insurance Act (the "FDIA"), the Home Owners' Loan Act (the "HOLA") and the rules and regulations promulgated under the HOLA (the "Thrift Regulations"), (a) at the Effective Time (as hereinafter defined), Mutual Bancompany shall be merged with and into Roosevelt Financial pursuant to the terms and conditions set forth herein and (b) thereafter, at the Bank Merger Effective Time (as hereinafter defined), Mutual Bank shall be merged with Roosevelt Bank pursuant to the terms and conditions set forth in the Subsidiary

Merger Agreement. Upon the consummation of the Company Merger, the separate corporate existence of Mutual Bancompany shall cease and Roosevelt Financial shall continue as the surviving corporation. The name of Roosevelt Financial, as the surviving corporation of the Company Merger shall remain "Roosevelt Financial Group, Inc." From and after the Effective Time, Roosevelt Financial, as the surviving corporation of the Company Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of Roosevelt Financial and Mutual Bancompany, all as more fully described in the DGCL and the Missouri Act. The Bank Merger will be consummated pursuant to the terms and conditions set forth in the Subsidiary Merger Agreement.

     1.2  Effective Time of the Merger.  As soon as practicable after each of
          ----------------------------
the conditions set forth in Article 6 hereof have been satisfied or waived, the parties will file, or cause to be filed, with the Secretary of State of Delaware, the Secretary of State of the State of Missouri and the Office of Thrift Supervision (the "OTS") such certificates or articles of merger, articles of combination and other documents as they may deem necessary or appropriate for the Company Merger and the Bank Merger, which certificates or articles of merger, articles of combination and other documents shall in each case be in the form required by and executed in accordance with the applicable provisions of the DGCL, the Missouri Act and the Thrift Regulations, respectively. The Company Merger shall become effective at the time the certificate of merger for such merger is filed with the Secretary of State of Delaware and the articles of merger are filed with the Secretary of State of the State of Missouri (the "Effective Time"). The Bank Merger shall become effective at the time the articles of combination for such merger are endorsed by the Secretary of the OTS pursuant to the Thrift Regulations (the "Bank Merger Effective Time"). The parties shall cause the Company Merger to become effective immediately prior to the Bank Merger.

     1.3  Company Merger.
          --------------

          (a)  Conversion of Mutual Bancompany Stock.  At the Effective Time:
               -------------------------------------

               (i) Each share of common stock of Mutual Bancompany, $.01 par value per share ("Mutual Bancompany Common Stock"), issued and outstanding immediately prior thereto (except for Dissenting Shares, if applicable, as defined in Section 1.3(c) hereof) shall, by virtue of the Company Merger and without any action on the part of the holder thereof, but subject to Section 1.3(e) hereof, be converted into the right to receive from Roosevelt Financial a number (the "Exchange Ratio") of shares of common stock of Roosevelt Financial, par value $.01 per share ("Roosevelt Financial Common Stock"), equal to the quotient of (A) $23.00 divided by (B) the Roosevelt Share Price (i.e., the weighted average sale price of all Roosevelt Financial Common Stock traded on the Nasdaq National Market during the ten trading days ending on the date that is three trading days prior to the Closing
          Date). If, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Roosevelt Financial Common Stock shall, through a merger, reclassification, recapitalization, stock dividend, stock split, reverse stock split, or other similar change in Roosevelt Financial's capitalization, have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, appropriate adjustment will be made to the Exchange Ratio.

               Notwithstanding any other provision of this Agreement, any shares of Mutual Bancompany Common Stock issued and outstanding immediately prior to the Effective Time which are then owned beneficially or of record by Roosevelt Financial, Roosevelt Bank, Mutual Bancompany, Mutual Bank or by any direct or indirect Subsidiary (as hereinafter defined) of any of them or held in the treasury of Mutual Bancompany (other than any shares of Mutual Bancompany Common Stock held (A) directly or indirectly in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties or
          (B) in respect of a debt previously contracted) shall, by virtue of the Company Merger, be canceled without payment of any consideration therefor and without any conversion thereof.

               (ii) Each share of Roosevelt Financial Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall remain issued and outstanding or held in treasury and continue to be an identical issued and outstanding or treasury share of Roosevelt Financial Common Stock after the Effective Time.

               (iii) The holders of certificates representing shares of Mutual Bancompany Common Stock shall cease to have any rights as stockholders of Mutual Bancompany, except such rights, if any, as they may have pursuant to the Missouri Act. Except as provided herein, until certificates representing shares of Mutual Bancompany Common Stock are surrendered for exchange, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive the number of whole shares of Roosevelt Financial Common Stock into which their shares of Mutual Bancompany Common Stock shall have been converted by the Company Merger as provided above and the right to receive the cash value of any fraction of a share of Roosevelt Financial Common Stock as provided below (collectively, the "Merger Consideration").

          (b)   Reservation of Shares.  Prior to the Effective Time, the Board
                ---------------------
     of Directors of Roosevelt Financial shall reserve for issuance a sufficient number of shares of Roosevelt Financial Common Stock for the purpose of issuing its shares to Mutual Bancompany's stockholders in accordance herewith.

          (c)   Dissenting Shares.  Any shares of Mutual Bancompany Common Stock
                -----------------
     held by a holder who dissents from the Company Merger in compliance with the applicable provisions of the Missouri Act and becomes entitled to obtain payment for the fair value of such shares pursuant to the Missouri Act shall be herein called "Dissenting Shares." Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the Missouri Act. All payments in respect of Dissenting Shares shall be from funds of Roosevelt Financial and not from the acquired assets of Mutual Bancompany. If any holder of Mutual Bancompany Common Stock purports to exercise dissenters' rights but fails at any time to comply with all requirements for the exercise of dissenters' rights under applicable law (or validly waives such rights), then such holder shall not be entitled to proceed with such dissent, the shares of such holder shall be subject to conversion pursuant to Section 1.3(a) hereof, and such holder shall be entitled to receive only the Merger Consideration as provided herein.

          (d)   Exchange of Mutual Bancompany Common Stock
                ------------------------------------------

                (i) As soon as reasonably practicable after the Effective Time, and subject to the rights and procedures applicable to holders of Dissenting Shares, holders of record of certificates formerly representing shares of Mutual Bancompany Common Stock (the "Certificates") shall be instructed to tender such Certificates to an independent exchange agent to be selected by Roosevelt Financial (the "Exchange Agent") pursuant to a letter of transmittal that Roosevelt Financial shall deliver or cause to be delivered to such holders. Such letter of transmittal shall specify that risk of loss and title to Certificates shall pass only upon acceptance of such Certificates by the Exchange Agent.

          (ii) After the Effective Time, each holder of a Certificate that surrenders such Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to the Merger Consideration payable in respect of the shares represented thereby.

          (iii) The Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as Roosevelt Financial or the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Roosevelt Financial or the Exchange Agent may reasonably require.

          (iv) Each outstanding Certificate, other than those representing Dissenting Shares, shall until duly surrendered to Roosevelt Financial or the Exchange Agent be deemed to evidence the right to receive the Merger Consideration.

          (v) After the Effective Time, holders of Certificates shall cease to have rights with respect to the Mutual Bancompany Common Stock previously represented by such Certificates, and their sole rights (other than the holders of Certificates representing Dissenting Shares) shall be to exchange such Certificates for the Merger Consideration. After the Effective Time, there shall be no further transfer on the records of Mutual Bancompany of Certificates, and if such Certificates are presented to Mutual Bancompany for transfer, they shall be canceled against delivery of the Merger Consideration. Roosevelt Financial shall not be obligated to deliver the Merger Consideration to any holder of Mutual Bancompany Common Stock until such holder surrenders the Certificates as provided herein. No dividends declared will be remitted to any person entitled to receive Roosevelt Financial Common Stock under this Agreement until such person surrenders the Certificate representing the right to receive such Roosevelt Financial Common Stock, at which time such dividends shall be remitted to such person, without interest and less any taxes that may have been imposed thereon. Certificates surrendered for exchange by any person constituting an "affiliate" of Mutual Bancompany for purposes of Rule 145 under the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act") shall not be exchanged for certificates representing Roosevelt Financial Common Stock until Roosevelt Financial has received a written agreement from such person as specified in Section 5.5. Neither the Exchange Agent nor any party to this Agreement nor any affiliate thereof shall be liable to any holder of Mutual Bancompany Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Roosevelt Financial and the Exchange Agent shall be entitled to rely upon the stock transfer books of Mutual Bancompany to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Roosevelt Financial and the Exchange Agent shall be entitled to deposit any consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

          (e)   No Fractional Shares. Notwithstanding any other provision of
                --------------------
     this Agreement, neither certificates nor scrip for fractional shares of Roosevelt Financial Common Stock shall be issued in the Company Merger. Each holder who otherwise would have been entitled to a fraction of a share of Roosevelt Financial Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Roosevelt Share Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share interest.

          (f)   Stock Options. No options, restricted stock or other awards are
                -------------
     outstanding under either the Mutual Bancompany 1995 Stock Option and Incentive Plan (the "Mutual Bancompany Option Plan") or the Mutual Bancompany Management Recognition Plan.

          (g)   Certificate of Incorporation and Bylaws of the Surviving
                --------------------------------------------------------
     Corporation. The Certificate of Incorporation and bylaws of Roosevelt
     -----------
     Financial, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and bylaws of Roosevelt Financial, as the surviving corporation of the Company Merger, until either is thereafter amended in accordance with applicable law.

          (h)   Directors and Officers of the Surviving Corporation. The
                ---------------------------------------------------
     directors and officers of Roosevelt Financial immediately prior to the Effective Time shall be the directors and officers of Roosevelt Financial, as the surviving corporation of the Company Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.

     1.4  Closing.  Subject to the provisions of Article 6 hereof, the closing
          -------
of the transactions contemplated by this Agreement (the "Closing") shall take place as soon as practicable after satisfaction or waiver of all of the conditions to Closing, and shall be at 10:00 a.m. on the last business day of the first calendar month following the satisfaction of all of the conditions to Closing, at the executive offices of Roosevelt Financial or at such other date, time and location as is mutually agreed to by Roosevelt Financial and Mutual Bancompany. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

     1.5  Reservation of Right to Revise Transaction.  Roosevelt Financial shall
          ------------------------------------------
have the unilateral right to change the method of effecting the Merger (including without limitation the provisions of this Article I), to the extent permitted by applicable law and to the extent it deems such change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of the Merger Consideration, (b) diminish the benefits to be received by the directors, officers or employees of Mutual Bancompany and Mutual Bank as set forth in this Agreement or in any other agreements between the parties made in connection with this Agreement, (c) materially impede or delay the consummation of the Company Merger or (d) adversely affect the tax treatment of Mutual Bancompany stockholders as a result of receiving the Merger Consideration. Roosevelt may exercise this right of revision by giving written notice thereof in the manner provided in Section 8.2 of this Agreement.

                                  ARTICLE II

                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                     OF MUTUAL BANCOMPANY AND MUTUAL BANK

     Mutual Bancompany and Mutual Bank represent and warrant to and covenant with Roosevelt Financial and Roosevelt Bank as follows:

     2.1  Organization and Authority.  Mutual Bancompany is a corporation
          --------------------------
duly organized, validly existing and in good standing under the laws of the State of Missouri, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on the financial condition, assets, deposit liabilities, results of operations or business (collectively, the "Condition") of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole, and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. The term "Subsidiary" when used with respect to any party means any entity (including without limitation any corporation, partnership, joint venture or other organization, whether incorporated or unincorporated) which is consolidated with such party for financial reporting purposes. Mutual Bancompany is registered as a savings and loan holding company with the OTS under the HOLA. True and complete copies of the Articles of Incorporation and bylaws of Mutual Bancompany and of the Charter and bylaws of Mutual Bank, each as in effect on the date of this Agreement, are set forth in Schedule 2.1 hereto.

     2.2  Subsidiaries.  Set forth in Schedule 2.2 is a complete and correct
          ------------
list of all Subsidiaries of Mutual Bancompany (each a "Mutual Bancompany Subsidiary" and collectively the "Mutual Bancompany Subsidiaries"). Other than the Mutual Bancompany Subsidiaries, there are no entities in which Mutual Bancompany has a five percent or greater direct or indirect equity or ownership interest. All outstanding Equity Securities (as defined in Section 2.3) of each Mutual Bancompany Subsidiary are owned directly or indirectly by Mutual Bancompany. All of the outstanding shares of capital stock of the Mutual Bancompany Subsidiaries are validly issued, fully paid and nonassessable and are owned directly or indirectly by Mutual Bancompany free and clear of any lien, claim, charge, option, encumbrance, agreement, mortgage, pledge, security interest or restriction (each a "Lien") with respect thereto. Each of the Mutual Bancompany Subsidiaries is a corporation, savings bank, or other entity duly incorporated or organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation or organization, and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Mutual Bancompany Subsidiaries is duly qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it so to be qualified, except where the failure to be so qualified, individually or in the aggregate, would not have a material adverse effect on the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole. Except as set forth on Schedule 2.2 and except for shares of stock of the Federal Home Loan Bank of Des Moines (the "FHL Bank"), Mutual Bancompany does not own beneficially, directly or indirectly, any shares of any class of Equity Securities or similar interests of any corporation, bank, business trust, association or similar organization. Mutual Bank is a federally chartered stock savings bank. The deposits of Mutual Bank are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). Mutual Bank is a member in good standing of the FHL Bank. Mutual Bank is a "domestic building and loan association" as defined in
Section 7701(a)(19) of the Code. Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary holds any interest in a partnership or joint venture of any kind.

     2.3  Capitalization.  The authorized capital stock of Mutual Bancompany
          --------------
consists of (i) 2,000,000 shares of Mutual Bancompany Common Stock, of which, as of the date hereof, 333,500 shares are issued and outstanding (and no shares of Mutual Bancompany Common Stock are held in the treasury of Mutual Bancompany) and (ii) 500,000 shares of preferred stock, $.01 par value per share, none of which are issued or outstanding. As of the date hereof, no shares of Mutual Bancompany Common Stock have been issued pursuant to, or are covered by options or other awards granted under, either the Mutual Bancompany Option Plan or the Mutual Bancompany Management Recognition Plan. Since June 30, 1995, no Equity Securities of Mutual Bancompany have been issued. Except as set forth above, there are no Equity Securities of Mutual Bancompany outstanding. "Equity Securities" of an issuer means capital stock or other equity securities of such issuer, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such issuer, or contracts, commitments, understandings or arrangements by which such issuer is or may become bound to issue additional shares of its capital stock or other equity securities of such issuer, or options, warrants, scrip or rights to purchase, acquire, subscribe to, calls on or commitments for any shares of its capital stock or other equity securities. All of the issued and outstanding shares of Mutual Bancompany Common Stock are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive right of any stockholder of Mutual Bancompany.

     2.4  Authorization.
          -------------

          (a) Mutual Bancompany and Mutual Bank have the corporate power and authority to enter into this Agreement and, except as set forth on Schedule 2.4, to carry out their obligations hereunder. The only stockholder vote required for Mutual Bancompany to approve this Agreement is the affirmative vote of the holders of at least two-thirds of the outstanding shares of Mutual Bancompany Common Stock entitled to vote at a meeting called for such purpose. The execution, delivery and performance of this Agreement by Mutual Bancompany and Mutual Bank and the consummation by Mutual Bancompany and Mutual Bank of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Mutual Bancompany and Mutual Bank. Subject to the approval of Mutual Bancompany's stockholders and subject to the receipt of such approvals of Regulatory Authorities (as defined in Section 2.6) as may be required by statute, regulation or the Charter of Mutual Bank, this Agreement is a valid and binding obligation of Mutual Bancompany and Mutual Bank enforceable against Mutual Bancompany and Mutual Bank in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability affecting creditors' rights and to general equity principles.

          (b) Neither the execution, delivery or performance by Mutual Bancompany and Mutual Bank of this Agreement, nor the consummation by Mutual Bancompany and Mutual Bank of the transactions contemplated hereby, nor compliance by Mutual Bancompany and Mutual Bank with any of the provisions hereof, will (i) except as set forth on Schedule 2.4, violate or conflict with any term, condition or provision of its articles of incorporation, charter or bylaws, (ii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien upon any of the properties or assets of Mutual Bancompany or any Mutual Bancompany Subsidiary under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Mutual Bancompany or any Mutual Bancompany Subsidiary is a party or by which it may be bound, or to which Mutual Bancompany or any Mutual Bancompany Subsidiary or any of their properties or assets may be subject, or (iii) subject to compliance with the statutes and regulations referred to in subsection
     (c) of this Section 2.4, to the best knowledge of Mutual Bancompany and of each Mutual Bancompany Subsidiary (collectively, the "Best Knowledge of Mutual"), violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Mutual Bancompany or any Mutual Bancompany Subsidiary or any of their respective material properties or assets.

          (c) Other than in connection or in compliance with the provisions of the DGCL, the Missouri Act, the Securities Act, the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the Savings and Loan Holding Company Act (the "Holding Company Act"), the FDIA, the HOLA, the Thrift Regulations, the Bank Merger Act (the "BMA") and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary on the part of Mutual Bancompany or Mutual Bank for the consummation by them of the transactions contemplated by this Agreement.

     2.5   Mutual Bancompany Financial Statements.  The consolidated balance
           --------------------------------------
sheets of Mutual Bancompany and the Mutual Bancompany Subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the three-year period ended June 30, 1995, together with the notes thereto, audited by the accounting firm of Deloitte & Touche, L.L.P. (with respect to statements as of June 30, 1994 and 1993 and for the years then ended) and Williams-Keepers (with respect to statements as of June 30, 1995 and for the year then ended) and included in Mutual Bancompany's Annual Report on Form 10-KSB for the year ended June 30, 1995 as filed with the Securities and Exchange Commission (the "SEC"), and the unaudited consolidated condensed balance sheets of Mutual Bancompany and the Mutual Bancompany Subsidiaries as of September 30 and December 31, 1995, and the related unaudited consolidated condensed statements of income, cash flows and changes in stockholders' equity for the periods then ended, included in Mutual Bancompany's Quarterly Reports on Form 10-QSB for the periods then ended (each, a "Mutual Bancompany Form 10-QSB") as filed with the SEC (collectively, the "Mutual Bancompany Financial Statements"), have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except for the omission of notes to unaudited statements), present fairly the consolidated financial position of Mutual Bancompany and the Mutual Bancompany Subsidiary at such dates, and the consolidated results of operations, cash flows and changes in stockholders' equity of Mutual Bancompany and the Mutual Bancompany Subsidiaries for the periods stated therein and are derived from the books and records of Mutual Bancompany and the Mutual Bancompany Subsidiaries, which are complete and accurate in all material respects and have been maintained in accordance with good business practices. Neither Mutual Bancompany nor any of the Mutual Bancompany Subsidiaries has any material contingent liabilities that are not described in the financial statements described above.

     2.6   Mutual Reports.  Since June 30, 1995, each of Mutual Bancompany and
           --------------
the Mutual Bancompany Subsidiaries has filed all material reports, registrations and statements, together with any required material amendments thereto, including, but not limited to, Forms 10-KSB (including Mutual Bancompany's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995), Forms 10-QSB, Forms 8-K and proxy statements, that it was required to file with (i) the SEC, (ii) the OTS, (iii) the FHL Bank and the Federal Home Loan Bank System,
(iv) the FDIC and (v) any other federal, state, municipal, local or foreign government, securities, banking, savings and loan, insurance and other governmental or regulatory authority and the agencies and staffs thereof (the entities in the foregoing clauses (i) through (v) being referred to herein collectively as the "Regulatory Authorities" and individually as a "Regulatory Authority"). All such reports and statements filed with any such Regulatory Authority are collectively referred to herein as the "Mutual Reports." As of its respective date, each Mutual Report complied in all material respects with all of the rules and regulations promulgated by the applicable Regulatory Authority and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.7   Properties and Leases.  Except (i) as may be reflected in the Mutual
           ---------------------
Bancompany Financial Statements, (ii) any Lien for current taxes not yet delinquent and (iii) with respect to assets classified as real estate owned, Mutual Bancompany and the Mutual Bancompany Subsidiaries have good title free and clear of any material Lien to all the real and personal property reflected in Mutual Bancompany's consolidated balance sheet as of December 31, 1995 included in the most recent Mutual Bancompany Form 10-QSB and, in each case, all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases material to Mutual Bancompany or any Mutual Bancompany Subsidiary, pursuant to which Mutual Bancompany or the Mutual Bancompany Subsidiary is a lessee or lessor of real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any material existing default by Mutual Bancompany or any Mutual Bancompany Subsidiary or any event which, with notice or lapse of time or both, would constitute a material default by Mutual Bancompany or any Mutual Bancompany Subsidiary. Substantially all of Mutual Bancompany's and the Mutual Bancompany Subsidiaries' buildings, structures and equipment in regular use have been well maintained and are in good and serviceable condition, normal wear and tear excepted. To the Best Knowledge of Mutual, none of the buildings, structures and equipment of Mutual Bancompany or any Mutual Bancompany Subsidiary violates or fails to comply with in any material respect any applicable health, fire, environmental, safety, zoning or building laws or ordinances or any restrictive covenant pertaining thereto.

     2.8   Taxes. During the past five years (and to the Best Knowledge of
           -----
Mutual, at all times prior thereto), Mutual Bancompany and each Mutual Bancompany Subsidiary have timely (including extensions) filed all required tax returns and reports, and they will timely (including extensions) file all tax returns and reports required to be filed at or prior to the Closing Date ("Mutual Bancompany's Returns"). Each of Mutual Bancompany and the Mutual Bancompany Subsidiaries has paid, or set up adequate reserves on the Mutual Bancompany Financial Statements for the payment of, all taxes required to be paid in respect of the periods covered by such returns and reports. Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary will have any liability material to the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole, for any such taxes in excess of the amounts so paid or reserves so established and no deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitely) against Mutual Bancompany or any Mutual Bancompany Subsidiary which would not be covered by existing reserves. Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is delinquent in the payment of any tax, assessment or governmental charge, nor has it requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed and no requests for waivers of the time to assess any tax are pending.
The federal income tax returns of Mutual Bancompany and the Mutual Bancompany Subsidiaries have been audited by the Internal Revenue Service (the "IRS") with respect to those periods set forth on Schedule 2.8. The state income tax returns of Mutual Bancompany and the Mutual Bancompany Subsidiaries have not been audited during the past five years. There is no deficiency or refund litigation or matter in controversy with respect to Mutual Bancompany's Returns. Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary (i) has extended or waived any statute of limitations on the assessment of any tax due; (ii) is a party to any agreement providing for the allocation or sharing of taxes (other than the allocation of federal income taxes as provided by regulation 1.1552-1(a)(1) under the Code); (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method (nor to the Best Knowledge of Mutual has the IRS proposed any such adjustment or change of accounting method) or (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

     2.9   Material Adverse Change.  Except as set forth on Schedule 2.9, since
           -----------------------
June 30, 1995, there has been no material adverse change in the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole, except as may have resulted or may result from changes to laws and regulations, generally accepted accounting principles or regulatory accounting principles or changes in economic conditions applicable to depositary institutions generally.

     2.10  Commitments and Contracts.
           -------------------------

           (a) Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

                 (i) any agreement, arrangement or commitment (A) not made in the ordinary course of business, (B) by virtue of which the consent or approval of any third party (other than Regulatory Authorities) is required for or in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger or
           (C) pursuant to which Mutual Bancompany or any of the Mutual Bancompany Subsidiaries is or may become obligated to invest in or contribute capital to any Mutual Bancompany Subsidiary or any other entity;

                 (ii) any agreement, indenture or other instrument not disclosed in the Mutual Bancompany Statements relating to the borrowing of money by Mutual Bancompany or any Mutual Bancompany Subsidiary or the guarantee by Mutual Bancompany or any Mutual Bancompany Subsidiary of any such obligation (other than trade payables or instruments related to transactions entered into in the ordinary course of business by any Mutual Bancompany Subsidiary, such as deposits, Fed Funds borrowings, FHL Bank advances and repurchase agreements);

                 (iii) any contract, agreement or understanding with any labor union or collective bargaining organization;

                 (iv) any contract containing covenants which limit the ability of Mutual Bancompany or any Mutual Bancompany Subsidiary to compete in any line of business or with any person or containing any restriction of the geographical area in which, or method by which, Mutual Bancompany or any Mutual Bancompany Subsidiary may carry on its business (other than as may be required by law or any applicable Regulatory Authority);

                 (v) any off-balance sheet financial instruments, including without limitation letters of credit, unfunded commitments (other than unfunded commitments made in the ordinary course of business and consistent with past practice) and derivative financial instruments;

               (vi) any contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-B promulgated by the SEC that is not listed under Item 13 of Mutual Bancompany's Annual Report on Form 10-KSB for the year ended June 30, 1995; or

                    (vii) any contract or agreement (A) not terminable by Mutual Bancompany or any of its Subsidiaries on 30 or fewer days' notice or (B) involving annual payments by or to them aggregating $25,000 or more.

            (b) Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is in violation of its charter or organizational documents or bylaws or in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, except where such default would not have a material adverse effect on the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole.

     2.11   Litigation and Other Proceedings.  Other than as set forth on
            --------------------------------
Schedule 2.11, there is no claim, action, suit, investigation or proceeding, pending or, to the Best Knowledge of Mutual, threatened against Mutual Bancompany or any Mutual Bancompany Subsidiary, nor are they subject to any order, judgment or decree, except for matters which do not involve a claim for damages for more than $25,000 or for non-monetary relief, but not excepting any actions, suits or proceedings which purport or seek to enjoin or restrain the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, except as set forth on Schedule 2.11 there are no actions, suits, or proceedings pending or, to the Best Knowledge of Mutual, threatened against Mutual Bancompany or any Mutual Bancompany Subsidiary or any of their respective officers or directors by any stockholder of Mutual Bancompany or any Mutual Bancompany Subsidiary (or by any former stockholder of Mutual Bancompany or any Mutual Bancompany Subsidiary relating to or arising out of such person's status as a stockholder or former stockholder) or involving claims under the Securities Act, the Exchange Act, the Community Reinvestment Act of 1977 (the "CRA") or the fair lending laws.

     2.12   Insurance.  Each of Mutual Bancompany and the Mutual Bancompany
            ---------
Subsidiaries has taken or will timely take all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Agreement and the transactions contemplated hereby) occurring prior to the Effective Time that are known to Mutual Bancompany. Set forth on Schedule 2.12 is a list of all insurance policies (excluding policies maintained on one- to four-family residential properties acquired through foreclosure or on properties in which neither Mutual Bancompany nor any Mutual Bancompany Subsidiary have any interest other than as collateral for mortgage loans held by Mutual Bank) maintained by or for the benefit of Mutual Bancompany or any of the Mutual Bancompany Subsidiaries or their respective directors, officers, employees or agents. Neither Mutual Bancompany nor any of the Mutual Bancompany Subsidiaries has, during the past three years, had an insurance policy canceled or been denied insurance coverage for which any of such companies has applied.

     2.13   Compliance with Laws.
            --------------------

            (a) Mutual Bancompany and each of the Mutual Bancompany Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and have made all material filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Best Knowledge of Mutual, no suspension or cancellation of any of them is threatened and all such filings, applications and registrations are current.

            (b) (i) Each of Mutual Bancompany and the Mutual Bancompany Subsidiaries has complied with all laws, regulations and orders (including without limitation zoning ordinances, building codes, the Employee Retirement Income Security Act of 1974 ("ERISA"), and securities, tax, environmental, civil rights, and occupational health and safety laws and regulations, and including without limitation, in the case of any Mutual Bancompany Subsidiary that is a savings bank or savings association, banking organization, banking corporation or trust company, all statutes, rules, regulations and policy statements pertaining to the conduct of a banking, savings bank, deposit-taking, lending or related business, or to the exercise of trust powers) and governing instruments applicable to them and to the conduct of their business, except such noncompliance as, individually and in the aggregate, would not have a material adverse effect on the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole, and (ii) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is in default under, and no event has occurred which, with the lapse of time or notice or both, could result in a default under, the terms of any judgment, order, writ, decree, permit, or license of any Regulatory Authority or court, whether federal, state, municipal, or local and whether at law or in equity, except such defaults as, individually and in the aggregate, would not have a material adverse effect on the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole. Except as set forth in Schedule 2.13B, neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is subject to or reasonably likely to incur a liability as a result of its past or present ownership, operation, or use of any Property (as defined below) of Mutual Bancompany or any Mutual Bancompany Subsidiary (whether directly or, to the Best Knowledge of Mutual, as a consequence of such Property being collateral for any loan or investment made by Mutual Bancompany or any Mutual Bancompany Subsidiary) (A) that is contaminated by or contains any hazardous waste, toxic substance, or related materials, including without limitation asbestos, PCBs, pesticides, herbicides, and any other substance or waste that is hazardous to human health or the environment (collectively, a "Toxic Substance"), or (B) on which any Toxic Substance has been stored, disposed of, placed, or used in the construction thereof; and which, in any such case or in the aggregate, reasonably could be expected to have a material adverse effect on the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole. "Property" of a person shall include all property (real or personal) owned, leased or controlled by such person, including without limitation property under foreclosure, property held by such person or any Subsidiary of such person in its capacity as a trustee and property in which any venture capital or similar unit of such person or any Subsidiary of such person has an interest. No claim, action, suit, or proceeding is pending against Mutual Bancompany or any Mutual Bancompany Subsidiary relating to Property of Mutual Bancompany or any Mutual Bancompany Subsidiary before any court or other Regulatory Authority or arbitration tribunal relating to hazardous substances, pollution, or the environment, and there is no outstanding judgment, order, writ, injunction, decree, or award against or materially adversely affecting Mutual Bancompany or any Mutual Bancompany Subsidiary with respect to the same. Except for statutory or regulatory restrictions of general application, no Regulatory Authority has placed any restriction on the business of Mutual Bancompany or any Mutual Bancompany Subsidiary which reasonably could be expected to have a material adverse effect on the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole.

            (c) Except as set forth in Schedule 2.13C, since June 30, 1992, neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has received any notification or communication as to any matter which has not been resolved from any Regulatory Authority (i) asserting that Mutual Bancompany or any Mutual Bancompany Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces, (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole, including without limitation Mutual Bank's status as an insured depositary institution under the FDIA,
     (iii) requiring or threatening to require Mutual Bancompany or any of the Mutual Bancompany Subsidiaries, or indicating that Mutual Bancompany or any of the Mutual Bancompany Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to direct, restrict or limit in any manner the operations of Mutual Bancompany or any of the Mutual Bancompany Subsidiaries, including without limitation any restriction on the payment of dividends. No such cease and desist order, agreement or memorandum of understanding or other agreement is currently in effect.

            (d) Except as a result of the conversion of Mutual Bank from mutual to stock form or the acquisition of control of Mutual Bank by Mutual Bancompany, neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is required by Section 32 of the FDIA to give prior notice to any federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

     2.14   Labor.  No work stoppage involving Mutual Bancompany or any Mutual
            -----
Bancompany Subsidiary is pending or, to the Best Knowledge of Mutual, threatened. Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is involved in, or, to the Best Knowledge of Mutual, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which reasonably could be expected to have a material adverse effect on the Condition of Mutual Bancompany and the Mutual Bancompany Subsidiaries, taken as a whole. No employees of Mutual Bancompany or any Mutual Bancompany Subsidiary are represented by any labor union or any collective bargaining organization.

     2.15   Material Interests of Certain Persons.
            -------------------------------------

            (a) Except as set forth in Mutual Bancompany's Proxy Statement for its 1995 Annual Meeting of Stockholders, to the Best Knowledge of Mutual, no officer or director of Mutual Bancompany or any Subsidiary of Mutual Bancompany, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal, tangible or intangible), used in or pertaining to the business of Mutual Bancompany or any Mutual Bancompany Subsidiary, which in the case of Mutual Bancompany is required to be disclosed by Item 404 of Regulation S-B promulgated by the SEC or in the case of any Mutual Bancompany Subsidiary would be required to be so disclosed if such Mutual Bancompany Subsidiary had a class of securities registered under Section 12 of the Exchange Act.

            (b) Except as set forth in Mutual Bancompany's Proxy Statement for its 1995 Annual Meeting of Stockholders or on Schedule 2.15, there are no loans in excess of $25,000 from Mutual Bancompany or any Mutual Bancompany Subsidiary to any present officer, director, employee or any associate or related interest of any such person which was or would be required under any rule or regulation to be approved by or reported to Mutual Bancompany's or any Mutual Bancompany Subsidiary's Board of Directors ("Insider Loans"). All outstanding Insider Loans from Mutual Bancompany or any Mutual Bancompany Subsidiary were approved by or reported to the appropriate board of directors in accordance with applicable law and regulations.

     2.16   Allowance for Loan Losses; Nonperforming Assets.
            -----------------------------------------------

            (a) The allowances for loan losses contained in the Mutual Bancompany Financial Statements were established in accordance with the past practices and experiences of Mutual Bancompany and the Mutual Bancompany Subsidiaries, and the allowance for loan losses shown on the consolidated condensed balance sheet of Mutual Bancompany and the Mutual Bancompany Subsidiaries contained in the most recent Mutual Bancompany Form 10-QSB is in all material respects in compliance with the requirements of GAAP and the rules, regulations and policies of the OTS and is, in the opinion of management of Mutual Bancompany, adequate to provide for possible losses on loans (including without limitation accrued interest receivable) and credit commitments (including without limitation stand-by letters of credit) outstanding as of the date of such balance sheet.

            (b) The sum of the aggregate amount of all Nonperforming Assets (as defined below) and all troubled debt restructurings (as defined under GAAP) on the books of Mutual Bancompany and the Mutual Bancompany Subsidiaries does not exceed $100,000 at the date hereof. "Nonperforming Assets" shall mean (i) loans and leases classified as non-performing (as such term is used in Item 1 of Mutual Bancompany's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995), (ii) assets classified as real estate owned and other assets acquired through foreclosure, including in-substance foreclosed real estate, and (iii) loans and leases that are on non-accrual status, in each case under the definitions applied by the SEC, the OTS and under GAAP, as appropriate.

     2.17   Employee Benefit Plans.
            ----------------------

            (a) Schedule 2.17A lists all pension, retirement, supplemental retirement, stock option, restricted stock, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, employment, deferred compensation, consulting, bonus, medical, disability, workers' compensation, vacation, group insurance, severance and other material employee benefit, incentive and welfare policies, contracts, plans and arrangements, and all trust or loan agreements or arrangements related thereto, maintained, sponsored or contributed to by Mutual Bancompany or any Mutual Bancompany Subsidiary in respect of any of the present or former directors, officers, or other employees of and/or consultants to Mutual Bancompany or any Mutual Bancompany Subsidiary (collectively, "Mutual Employee Plans"). The following documents with respect to each Mutual Employee Plan are included in Schedule 2.17A: (i) a true and complete copy of all written documents comprising such Mutual Employee Plan (including amendments, corporate resolutions and individual agreements relating thereto) or, if there is no such written document, an accurate and complete description of the Mutual Employee Plan; (ii) the most recent Form 5500 or Form 5500-C (including all schedules thereto), if applicable; (iii) the most recent financial statements and actuarial reports, if any; (iv) the summary plan description currently in effect and all material modifications thereof, if any; and (v) the most recent IRS determination letter, if any.

            (b) All Mutual Employee Plans have been maintained and operated materially in accordance with their terms and with the material requirements of all applicable statutes, orders, rules and final regulations, including without limitation ERISA and the Code. All contributions required to be made to Mutual Employee Plans have been made.

            (c) With respect to each of the Mutual Employee Plans which is a pension plan (as defined in Section 3(2) of ERISA) (the "Pension Plans"):
     (i) each Pension Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and, to the extent a determination letter has been received from the IRS with respect to any such Pension Plan, such determination letter may still be relied upon, and each related trust is exempt from taxation under Section 501(a) of the Code; (ii) the present value of all benefits vested and all benefits accrued under each Pension Plan which is subject to Title IV of ERISA, valued using the assumptions in the most recent actuarial report, did not, in each case, as of the last applicable annual valuation date (as indicated on Schedule 2.17A), exceed the value of the assets of the Pension Plan allocable to benefits on a plan termination basis; (iii) there has been no "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could subject any Pension Plan or associated trust, or, to the Best Knowledge of Mutual, Mutual Bancompany or any Mutual Bancompany Subsidiary, to any material tax or penalty; (iv) no Pension Plan or any trust created thereunder has been terminated, nor have there been any "reportable events" with respect to any Pension Plan, as that term is defined in Section 4043 of ERISA since January 1, 1986; and
     (v) no Pension Plan or any trust created thereunder has incurred any "accumulated funding deficiency," as such term is defined in Section 302 of ERISA (whether or not waived). No Pension Plan is a "multiemployer plan" as that term is defined in Section 3(37) of ERISA. With respect to each Pension Plan that is described in Section 4063(a) of ERISA (a "Multiple Employer Pension Plan"): (i) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary would have any liability or obligation to post a bond under Section 4063 of ERISA if Mutual Bancompany and all Mutual Bancompany Subsidiaries were to withdraw from such Multiple Employer Pension Plan; and
     (ii) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary would have any liability under Section 4064 of ERISA if such Multiple Employer Pension Plan were to terminate.

            (d) Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has any liability for any post-retirement health, medical or similar benefit of any kind whatsoever, except as required by statute or regulation or as set forth in Schedule 2.17D.

            (e) Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has any material liability under ERISA or the Code as a result of its being a member of a group described in Sections 414(b), (c), (m) or
     (o) of the Code.

            (f) Neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has any material liability under the continuation of health care provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 or any comparable state law.

            (g) Except as set forth on Schedule 2.17G, neither the execution nor delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any material payment (including without limitation severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of Mutual Bancompany or any Mutual Bancompany Subsidiary from any of such entities, (ii) materially increase any benefit otherwise payable under any of the Mutual Employee Plans or (iii) result in the acceleration of the time of payment of any such benefit. Mutual Bancompany shall use its best efforts to ensure that no amounts paid or payable by Mutual Bancompany, Mutual Bancompany Subsidiaries or Roosevelt Financial to or with respect to any employee or former employee of Mutual Bancompany or any Mutual Bancompany Subsidiary will fail to be deductible for federal income tax purposes by reason of Section 280G of the Code or otherwise.

     2.18   Conduct to Date.  From and after June 30, 1995 through the date of
            ---------------
this Agreement, except as set forth on Schedule 2.18 or in Mutual Bancompany Financial Statements: (i) Mutual Bancompany and the Mutual Bancompany Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices; (ii) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has issued, sold, granted, conferred or awarded any of its Equity Securities, or any corporate debt securities which would be classified under GAAP as long-term debt on the balance sheets of Mutual Bancompany; (iii) Mutual Bancompany has not effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization; (iv) Mutual Bancompany has not declared, set aside or paid any dividend or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased, or exchanged, or otherwise acquired or disposed of, directly or indirectly, any of its Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise; (v) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or subjected to Lien any of its assets or properties other than in the ordinary course of business,
(vi) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has discharged or satisfied any material Lien or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business; (vii) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for fair consideration (in the reasonable opinion of management) and in the ordinary course of business; (viii) except as required by contract or law, neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has (A) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases applicable to individual employees and annual increases applicable to employees generally, all in accordance with past practice, or (B) entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance, or other similar contract, (C) entered into, terminated, or substantially modified any of the Mutual Employee Plans or (D) agreed to do any of the foregoing; (ix) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has suffered any material damage, destruction, or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition, or taking of property by any Regulatory Authority, flood, windstorm, embargo, riot, act of God or the enemy, or other casualty or event, and whether or not covered by insurance; (x) other than in the ordinary course of business consistent with past practice, neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has canceled or compromised any debt; (xi) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has entered into any material transaction, contract or commitment outside the ordinary course of its business and (xii) neither Mutual Bancompany nor any Mutual Bancompany Subsidiary has made or guaranteed any loan to any of the Mutual Employee Plans.

     2.19   Prospectus/Proxy Statement, etc.  None of the information regarding
            --------------------------------
Mutual Bancompany or any Mutual Bancompany Subsidiary supplied or to be supplied by Mutual Bancompany for inclusion or included in (i) the registration statement on Form S-4 to be filed with the SEC by Roosevelt Financial for the purpose of registering the shares of Roosevelt Financial Common Stock to be exchanged for shares of Mutual Bancompany Common Stock pursuant to the provisions of this Agreement (the "Registration Statement"), (ii) the prospectus/proxy statement to be mailed to stockholders in accordance with Section 5.3 (the "Prospectus/Proxy Statement") or (iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Regulatory Authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Prospectus/Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Prospectus/Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of Mutual Bancompany's stockholders referred to in
Section 5.3, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Mutual Bancompany or any Mutual Bancompany

Subsidiary is responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     2.20   Registration Obligations.  Except as set forth on Schedule 2.20,
            ------------------------
neither Mutual Bancompany nor any Mutual Bancompany Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any of its securities under the Securities Act or other federal or state securities laws or regulations.

     2.21   Takeover Provisions Not Applicable. The transactions contemplated by
            ----------------------------------
this Agreement and the Voting Agreements are not subject to any legal requirements or prohibitions under Sections 351.407 or 351.459 of the Missouri Act, and Mutual Bancompany has taken or will take all steps necessary so that any takeover provisions in the charter documents or bylaws of Mutual Bancompany or Mutual Bank, including without limitation Articles Three and Ten of the Mutual Bancompany Articles of Incorporation and any other provisions thereof restricting the ownership or acquisition of Mutual Bancompany securities or imposing any "fair price" or supermajority director or stockholder vote requirements (and, subject to OTS approval, any corresponding or similar provisions of Mutual Bank's Charter, including without limitation Section 8.A thereof), will not apply to the Voting Agreements, this Agreement or any of the transactions contemplated hereby or thereby.

     2.22   Regulatory, Tax and Accounting Matters.  Mutual Bancompany has not
            --------------------------------------
taken or agreed to take any action, nor does it have knowledge of any fact or circumstance, that would (i) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of the parties to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform their covenants and agreements under this Agreement or (ii) prevent the Merger from qualifying as a pooling of interests for accounting purposes, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) or (D) of the Code.

     2.23   Brokers and Finders.  Except as set forth in the agreement with
            -------------------
Robert W. Baird & Co. Incorporated ("Baird") dated January 17, 1996, which has not been amended since such date, neither Mutual Bancompany nor any Mutual Bancompany Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Mutual Bancompany or any Mutual Bancompany Subsidiary, in connection with this Agreement or the transactions contemplated hereby.

     2.24   Accuracy of Information.  The statements of Mutual Bancompany and
            -----------------------
Mutual Bank contained in this Agreement, the Schedules hereto and any other written document executed and delivered by or on behalf of Mutual Bancompany or Mutual Bank pursuant to the terms of this Agreement are true and correct in all material respects.

     2.25   Community Reinvestment Act Compliance.  Mutual Bank is in material
            -------------------------------------
compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and, as of the date hereof, Mutual Bank has a CRA rating of satisfactory or better from the OTS. To the Best Knowledge of Mutual, there is no fact or circumstance or set of facts or circumstances which would cause Mutual Bancompany or any Mutual Bancompany Subsidiary to fail to comply with such provisions or cause the CRA rating of Mutual Bank to fall below satisfactory.

     2.26.  Fairness Opinion.  Mutual Bancompany has received from Baird a
            ----------------
fairness opinion, dated as of the date of this Agreement, to the effect that the consideration to be received by the holders of

Mutual Bancompany Common Stock pursuant to this Agreement is fair to such holders from a financial point of view.

     2.27   Governmental Approvals and Other Conditions.  To the Best Knowledge
            -------------------------------------------
of Mutual, there is no reason relating specifically to Mutual Bancompany or any of its Subsidiaries why (a) the approvals that are required to be obtained from Regulatory Authorities having approval authority in connection with the transactions contemplated hereby should not be granted, (b) such regulatory approvals should be subject to a condition which would differ from conditions customarily imposed by such Regulatory Authorities in orders approving acquisitions of the type contemplated hereby or (c) any of the conditions precedent as specified in Article VI hereof to the obligations of any of the parties hereto to consummate the transactions contemplated hereby are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

                                  ARTICLE III

                   REPRESENTATIONS, WARRANTIES AND COVENANTS
                   OF ROOSEVELT FINANCIAL AND ROOSEVELT BANK


     Roosevelt Financial and Roosevelt Bank represent and warrant to and covenant with Mutual Bancompany and Mutual Bank as follows:

     3.1    Organization and Authority.  Roosevelt Financial and each of its
            --------------------------
Subsidiaries (each a "Roosevelt Financial Subsidiary" and collectively the "Roosevelt Financial Subsidiaries") is a corporation, savings bank or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole, and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Roosevelt Financial is registered as a savings and loan holding company with the OTS under the HOLA. True and complete copies of the Certificate of Incorporation and bylaws of Roosevelt Financial and of the Charter and bylaws of Roosevelt Bank, each as in effect on the date of this Agreement, are set forth in Schedule 3.1.

     3.2    Capitalization of Roosevelt Financial.  The authorized capital stock
            -------------------------------------
of Roosevelt Financial consists of (i) 90,000,000 shares of Roosevelt Financial Common Stock, of which, as of December 31, 1995, 41,991,701 shares were issued and outstanding and (ii) 3,000,000 shares of preferred stock, issuable in series, of which 1,301,000 shares of 6 1/2% Non-Cumulative Convertible Preferred Stock (the "Convertible Preferred") were issued or outstanding on such date, and as of such date Roosevelt Financial had reserved 4,946,250 shares of Roosevelt Financial Common Stock for issuance upon conversion of the Convertible Preferred. As of December 31, 1995, Roosevelt Financial had reserved 4,650,000 shares of Roosevelt Financial Common Stock for issuance upon the exercise of options ("Roosevelt Stock Options") under the Roosevelt Financial stock option and incentive plans. Roosevelt Financial and its Subsidiaries continually evaluate possible business combinations and may prior to the Effective Time enter into one or more agreements providing for, and may consummate, business combinations with other savings and loan holding companies or other companies (or acquisitions of the assets thereof) for consideration that may include Equity Securities. In addition, prior to the Effective Time, Roosevelt Financial and its Subsidiaries may, depending on market conditions and other factors, otherwise determine to issue equity, equity-linked or other securities for financing purposes. Notwithstanding the foregoing, Roosevelt

Financial will not take any action and does not have knowledge of any fact or circumstance, that would (i) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of Roosevelt Financial or Mutual Bancompany to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement or (ii) prevent the Merger from qualifying as a pooling of interests for accounting purposes, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) or (D) of the Code. Except as set forth above, there are no other Equity Securities of Roosevelt Financial outstanding on the date hereof. All of the issued and outstanding shares of Roosevelt Financial Common Stock are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive right of any stockholder of Roosevelt Financial. The Roosevelt Financial Common Stock to be issued in the Company Merger will, upon issuance in accordance with Article I hereof, be duly authorized, validly issued, fully paid and non-assessable, and will not be issued in violation of any preemptive right of any stockholder of Roosevelt Financial.

     3.3    Authorization.
            -------------

            (a) Roosevelt Financial and Roosevelt Bank have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder. The execution, delivery and performance of this Agreement by Roosevelt Financial and Roosevelt Bank and the consummation by Roosevelt Financial and Roosevelt Bank of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Roosevelt Financial and Roosevelt Bank. Subject to the receipt of such approvals of the Regulatory Authorities as may be required by statute or regulation, this Agreement is a valid and binding obligation of Roosevelt Financial and Roosevelt Bank enforceable against Roosevelt Financial and Roosevelt Bank in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability affecting creditors' rights and to general equity principles.

            (b) Neither the execution, delivery or performance by Roosevelt Financial and Roosevelt Bank of this Agreement, nor the consummation by Roosevelt Financial and Roosevelt Bank of the transactions contemplated hereby, nor compliance by Roosevelt Financial and Roosevelt Bank with any of the provisions hereof, will (i) violate or conflict with any term, condition or provision of its certificate of incorporation, charter or bylaws, (ii) violate, conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any Lien upon any of the material properties or assets of Roosevelt Financial or any Roosevelt Financial Subsidiary under any of the terms, conditions or provisions of, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Roosevelt Financial or any Roosevelt Financial Subsidiary is a party or by which it may be bound, or to which Roosevelt Financial or any Roosevelt Financial Subsidiary or any of their material property or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in subsection (c) of this Section 3.3, to the best knowledge of Roosevelt Financial and of each Roosevelt Financial Subsidiary (collectively, the "Best Knowledge of Roosevelt"), violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Roosevelt Financial or any of the Roosevelt Financial Subsidiaries or any of their respective material properties or assets.

            (c) Other than in connection with or in compliance with the provisions of the DGCL, the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the Holding Company Act, the FDIA, the HOLA, the Thrift Regulations, the BMA and the HSR Act, or any required approvals of any other Regulatory Authority, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary on the part of Roosevelt Financial or Roosevelt Bank for the consummation by them of the transactions contemplated by this Agreement.

     3.4    Roosevelt Financial Financial Statements.  The consolidated balance
            ----------------------------------------
sheets of Roosevelt Financial and the Roosevelt Financial Subsidiaries as of December 31, 1995 and 1994 and related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the three-year period ended December 31, 1995, together with the notes thereto, audited by KPMG Peat Marwick LLP and included in Roosevelt Financial's Annual Report on Form 10-K for the year ended December 31, 1995 as filed with the SEC (collectively, the "Roosevelt Financial Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") (except for the omission of notes to unaudited statements, if applicable), present fairly the consolidated financial position of Roosevelt Financial and the Roosevelt Financial Subsidiaries at such dates, and the consolidated results of operations, cash flows and changes in stockholders' equity of Roosevelt Financial and the Roosevelt Financial Subsidiaries for the periods stated therein and are derived from the books and records of Roosevelt Financial and the Roosevelt Financial Subsidiaries, which are complete and accurate in all material respects and have been maintained in accordance with good business practices. Neither Roosevelt Financial nor any of the Roosevelt Financial Subsidiaries has any material contingent liabilities that are not described in the financial statements described above.

     3.5    Roosevelt Reports.  Since December 31, 1995, each of Roosevelt
            -----------------
Financial and the Roosevelt Financial Subsidiaries has filed all material reports, registrations and statements, together with any required material amendments thereto, that it was required to file with any Regulatory Authority. All such reports and statements filed with any such Regulatory Authority are collectively referred to herein as the "Roosevelt Reports." As of its respective date, each Roosevelt Report complied in all material respects with all of the applicable rules and regulations promulgated by the applicable Regulatory Authority and, in the case of Roosevelt Reports filed pursuant to the Securities Act or the Exchange Act, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.6    Material Adverse Change.  Since December 31, 1995, there has been no
            -----------------------
material adverse change in the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole, except as may have resulted or may result from changes to laws and regulations, generally accepted accounting principles or regulatory accounting principles or changes in economic conditions applicable to depositary institutions generally.

     3.7    Registration Statement, etc.  None of the information regarding
            ---------------------------
Roosevelt Financial or any of the Roosevelt Financial Subsidiaries supplied or to be supplied by Roosevelt Financial for inclusion or included in (i) the Registration Statement, (ii) the Prospectus/Proxy Statement or (iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Regulatory Authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Prospectus/Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Prospectus/Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of stockholders referred to in Section 5.3, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Roosevelt Financial or any of the Roosevelt Financial Subsidiaries are responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     3.8    Brokers and Finders.  Neither Roosevelt Financial nor any of the
            -------------------
Roosevelt Financial Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Roosevelt Financial or any of the Roosevelt Financial Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

     3.9    Accuracy of Information.  The statements of Roosevelt Financial and
            -----------------------
Roosevelt Bank contained in this Agreement, the Schedules hereto and in any other written document executed and delivered by or on behalf of Roosevelt Financial pursuant to the terms of this Agreement are true and correct in all material respects.

     3.10   Community Reinvestment Act Compliance. Roosevelt Bank is in material
            -------------------------------------
compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and Roosevelt Bank currently has a CRA rating of satisfactory or better from the OTS. To the Best Knowledge of Roosevelt, there is no fact or circumstance or set of facts or circumstances which would cause Roosevelt Financial or any Roosevelt Financial Subsidiary to fail to comply with such provisions or cause the CRA rating of Roosevelt Bank to fall below satisfactory.

     3.11   Litigation and Other Proceedings.  Except as to matters set forth in
            --------------------------------
the Roosevelt Reports, there is no claim, action, suit, investigation or proceeding, pending or, to the Best Knowledge of Roosevelt, threatened against Roosevelt Financial or any Roosevelt Financial Subsidiary, nor are they subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or reasonably could not be expected to have, a material adverse effect on the condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as whole, but not excepting any actions, suits or proceedings which purport or seek to enjoin or restrain the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, except as to matters set forth in the Roosevelt Reports, there are no actions, suits, or proceedings pending or, to the Best Knowledge of Roosevelt Financial, threatened against Roosevelt Financial or any Roosevelt Financial Subsidiary or any of their respective officers or directors by any stockholder of Roosevelt Financial or any Roosevelt Financial Subsidiary (or by any former stockholder of Roosevelt Financial or any Roosevelt Financial Subsidiary relating to or arising out of such person's status as a stockholder or former stockholder) or involving claims under the Securities Act, the Exchange Act, the CRA or the fair lending laws. Except as previously disclosed to Mutual Bancompany or with respect to matters which reasonably could not be expected to have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole: since December 31, 1995 neither Roosevelt Financial nor any Roosevelt Financial Subsidiary has received any notification or communication which has not been resolved from any Regulatory Authority (i) asserting that Roosevelt Financial or any Roosevelt Financial Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces, (ii) threatening to revoke any license, franchise, permit or governmental authorization, including without limitation Roosevelt Bank's status as an insured depositary institution under the FDIA or (iii) requiring or threatening to require Roosevelt Financial or any of the Roosevelt Financial Subsidiaries, or indicating that Roosevelt Financial or any of the Roosevelt Financial Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to direct, restrict or limit in any manner the operations of Roosevelt Financial or any of the Roosevelt Financial Subsidiaries, including without limitation any restriction on the payment of dividends, and no such cease and desist order, agreement or memorandum or understanding or other agreement is currently in effect.

     3.12   Compliance with Laws.
            --------------------

            (a) Roosevelt Financial and each of the Roosevelt Financial Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and have made all material filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to own or lease their properties and assets and to carry on their business as presently conducted, except where the failure to have all such permits, licenses, authorizations, orders and approvals or to have made all such filings would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Best Knowledge of Roosevelt, no suspension or cancellation of any of them is threatened and all such filings, applications and registrations are current.

            (b) Each of Roosevelt Financial and the Roosevelt Financial Subsidiaries has complied with all laws, regulations and orders (including without limitation zoning ordinances, building codes, ERISA, and securities, tax, environmental, civil rights, and occupational health and safety laws and regulations, and including without limitation, in the case of any Roosevelt Financial Subsidiary that is a savings bank, banking organization, banking corporation or trust company, all statutes, rules, regulations and policy statements pertaining to the conduct of a banking, savings bank, deposit-taking, lending or related business, or to the exercise of trust powers) and governing instruments applicable to them and to the conduct of their business, except as to matters set forth in the Roosevelt Reports or where such failure to comply would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole. Neither Roosevelt Financial nor any Roosevelt Financial Subsidiary is in default under, and no event has occurred which, with the lapse of time or notice or both, could result in a default under, the terms of any judgment, order, writ, decree, permit, or license of any Regulatory Authority or court, whether federal, state, municipal, or local and whether at law or in equity, except such defaults as, individually and in the aggregate, would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole. To the Best Knowledge of Roosevelt, except as to matters set forth in the Roosevelt Reports: neither Roosevelt Financial nor any Roosevelt Financial Subsidiary is subject to or reasonably likely to incur a liability as a result of its past or present ownership, operation, or use of any Property of Roosevelt Financial or any Roosevelt Financial Subsidiary (whether directly or, to the Best Knowledge of Roosevelt Financial, as a consequence of such Property being part of the investment portfolio of Roosevelt Financial or any Roosevelt Financial Subsidiary) (A) that is contaminated by or contains any Toxic Substance, or
     (B) on which any Toxic Substance has been stored, disposed of, placed, or used in the construction thereof; and which, in any such case or in the aggregate, reasonably could be expected to have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole, and no claim, action, suit, or proceeding is pending against Roosevelt Financial or any Roosevelt Financial Subsidiary relating to Property of Roosevelt Financial or any Roosevelt Financial Subsidiary before any court or other Regulatory Authority or arbitration tribunal relating to hazardous substances, pollution, or the environment, and there is no outstanding judgment, order, writ, injunction, decree, or award against or materially adversely affecting Roosevelt Financial or any Roosevelt Financial Subsidiary with respect to the same. Except for statutory or regulatory restrictions of general application, no Regulatory Authority has placed any restriction on the business of Roosevelt Financial or any Roosevelt Financial Subsidiary which reasonably could be expected to have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole.

     3.13   Governmental Approvals and Other Conditions. To the Best Knowledge
            -------------------------------------------
of Roosevelt, there is no reason relating specifically to Roosevelt Financial or any of its Subsidiaries why (a) the approvals that are required to be obtained from Regulatory Authorities having approval authority in connection with the transactions contemplated hereby should not be granted, (b) such regulatory approvals should be subject to a condition which would differ from conditions customarily imposed by such Regulatory Authorities in orders approving acquisitions of the type contemplated hereby or (c) any of the conditions precedent as specified in Article VI hereof to the obligations of any of the parties hereto to consummate the transactions contemplated hereby are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

     3.14   Commitments and Contracts. Neither Roosevelt Financial nor any of
            -------------------------
the Roosevelt Financial Subsidiaries is in violation of its charter documents or bylaws or in default under any material agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, except, in all cases, where such default would not have a material adverse effect on the Condition of Roosevelt Financial and the Roosevelt Financial Subsidiaries, taken as a whole.


                                  ARTICLE IV

               CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME


     4.1    Conduct of Businesses Prior to the Effective Time. During the period
            -------------------------------------------------
from the date of this Agreement to the Effective Time, each of Roosevelt Financial and Mutual Bancompany shall, and shall cause each of their respective Subsidiaries to, conduct its business only in the ordinary and usual course consistent with past practices (including in the case of Roosevelt Financial and its Subsidiaries the matters set forth in the third and fourth sentences of
Section 3.2 hereof) and shall, and shall cause each such Subsidiary to, use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

     4.2    Forbearances. Except as expressly provided herein, during the period
            ------------
from the date of this Agreement to the Effective Time, Mutual Bancompany shall not and shall not permit any of the Mutual Bancompany Subsidiaries to, without the prior written consent of Roosevelt Financial:

            (a) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than ordinary, normal dividends from a wholly owned Subsidiary of Mutual Bancompany to Mutual Bancompany or another wholly owned Subsidiary of Mutual);

            (b) enter into or amend any employment, severance or similar agreement or arrangement with any director or officer or employee, or materially modify any of the Mutual Employee Plans or security acquisition loans relating thereto (or prepay in whole or in part any such loans) or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except (i) normal individual bonuses and increases in compensation to employees, in each case and in the aggregate consistent with past practice or to the extent required by law or contract, (ii) as set forth in Section 5.8 of this Agreement and (iii) such increases of which Mutual Bancompany notifies Roosevelt Financial in writing and which Roosevelt Financial does not disapprove within ten days of the receipt of such notice;

            (c) except to the extent that the fulfillment of the fiduciary duties of Mutual Bancompany's directors requires such action, as determined in consultation with Mutual Bancompany's outside counsel, authorize, recommend, propose or announce an intention to authorize, so recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights;

            (d) except as may be required by law or regulation or as set forth on Schedule 4.2D, propose or adopt any amendments to its articles of incorporation or other charter document or bylaws;

            (e) issue, sell, grant, confer or award any of its Equity Securities or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it exists on the date of this Agreement;

            (f) purchase, redeem, retire, repurchase, or exchange, or otherwise acquire or dispose of, directly or indirectly, any of its Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise;

            (g) (i) without first consulting with Roosevelt Financial, enter into or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in, any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $150,000; (ii) enter into, or increase in an amount in excess of $100,000 any commercial or multi-family (five or more units) real estate loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in, any commercial or multi-family real estate project or entity, or Lend to any person other than in accordance with lending policies as in effect on the date hereof, provided that Mutual Bancompany or any Mutual Bancompany Subsidiary may make any such loan in the event (A) Mutual Bancompany or any Mutual Bancompany Subsidiary has delivered to Roosevelt Financial or its designated representative a notice of its intention to make such loan and such information as Roosevelt Financial or its designated representative may reasonably require in respect thereof and (B) Roosevelt Financial or its designated representative shall not have objected to such loan by giving written or facsimile notice of such objection within two business days following the delivery to Roosevelt Financial of the notice of intention and information as aforesaid; (iii) Lend to any person or entity, any of the loans or other extensions of credit to which or investments in which are on a "watch list" or similar internal report of Mutual Bancompany or any Mutual Bancompany Subsidiary (except those denoted "pass" or similar notation thereon), in an amount in excess of $50,000; or (iv) enter into any agreement or engage in any transaction which reasonably could be construed as materially affecting the asset/liability management or interest rate risk management position of Mutual Bancompany or Mutual Bank (in this regard, Mutual Bancompany shall promptly telecopy to Roosevelt Financial copies of all Mutual Bancompany or Mutual Bank loan and deposit pricing reports as well as summaries of any proposed asset sales and secondary market transactions as soon as they are identified); provided, however, that nothing in this paragraph shall prohibit

     Mutual Bancompany or any Mutual Bancompany Subsidiary from honoring any contractual obligation in existence on the date of this Agreement or, with respect to loans described in clause (i) above, making such loans after consulting with Roosevelt Financial;

          (h) directly or indirectly (including, without limitation, through its officers, directors, employees or other representatives) (i) initiate, solicit or encourage any discussions, inquiries or proposals with any third party relating to the disposition of any significant portion of the business or assets of Mutual Bancompany or any Mutual Bancompany Subsidiary or the acquisition of 10% or more of any class of Equity Securities of Mutual Bancompany or any Mutual Bancompany Subsidiary or the merger of Mutual Bancompany or any Mutual Bancompany Subsidiary with any person (other than Roosevelt Financial) or any similar transaction (each such transaction being referred to in this Section 4.2(h) as an "Acquisition Transaction") or (ii) except to the extent that the fulfillment of the fiduciary duties of Mutual Bancompany's directors requires such action, as determined in consultation with Mutual Bancompany's outside counsel, directly or indirectly, (including through its officers, directors, employees or other representatives), provide any such person with information or assistance or negotiate with any such person with respect to an Acquisition Transaction, and Mutual Bancompany shall immediately notify Roosevelt Financial orally and in reasonable detail of all the relevant facts relating to all inquiries, indications of interest and proposals which it may receive with respect to any Acquisition Transaction and promptly confirm the same to Roosevelt Financial in writing;

          (i) take any action that would (A) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of Roosevelt Financial or Mutual Bancompany to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement or (B) prevent the Merger from qualifying as a pooling of interests for accounting purposes, the Company Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the Bank Merger from qualifying as a reorganization within the meaning of
     Section 368(a)(1)(A) or (D) of the Code;

          (j) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; or

          (k) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or take or omit to take any other act which would make any of the representations and warranties in Article II of this Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act.


                                   ARTICLE V

                             ADDITIONAL AGREEMENTS


     5.1  Access and Information.  Roosevelt Financial and the Roosevelt
          ----------------------
Financial Subsidiaries, on the one hand, and Mutual Bancompany and the Mutual Bancompany Subsidiaries, on the other hand, shall each afford to each other, and to the other's accountants, counsel and other representatives, reasonable access during normal business hours, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records and, during such period, each shall furnish promptly to the other (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal and state securities laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Except as may be required by law, each party hereto shall, and shall cause its advisors and representatives to, (A) hold confidential all information obtained in connection with any transaction contemplated hereby with respect to the other party which is not otherwise public knowledge, (B) return all documents (including copies thereof) obtained hereunder from the other party to such other party and (C) use its best efforts to cause all information obtained pursuant to this Agreement or in connection with the negotiation of this Agreement to be treated as confidential and not use, or knowingly permit others to use, any such information unless such information becomes generally available to the public.

     5.2  Registration Statement; Regulatory Matters.
          ------------------------------------------

          (a) Roosevelt Financial, in cooperation with Mutual Bancompany, shall prepare and, subject to the review and consent of Mutual Bancompany with respect to matters relating to Mutual Bancompany (which consent shall not be unreasonably withheld), file with the SEC as soon as is reasonably practicable the Registration Statement (or the equivalent in the form of preliminary proxy material) with respect to the shares of Roosevelt Financial Common Stock to be issued in the Merger. Roosevelt Financial shall use its best efforts to cause the Registration Statement to become effective. Roosevelt Financial shall also take any reasonable action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of such shares, and Mutual Bancompany and the Mutual Bancompany Subsidiaries shall furnish Roosevelt Financial all information concerning Mutual Bancompany and the Mutual Bancompany Subsidiaries and the stockholders thereof as Roosevelt Financial may reasonably request in connection with any such action. Mutual Bancompany authorizes Roosevelt Financial to utilize in the Registration Statement the information concerning Mutual Bancompany and the Mutual Bancompany Subsidiaries provided to Roosevelt Financial for inclusion in the Prospectus/Proxy Statement. Roosevelt Financial shall advise Mutual Bancompany promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and shall furnish Mutual Bancompany with copies of all such documents.

          (b) Mutual Bancompany and Roosevelt Financial shall cooperate and use their respective best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement and, as and if directed by Roosevelt Financial, to consummate such other mergers, consolidations or asset transfers or other transactions by and among the Roosevelt Financial Subsidiaries and the Mutual Bancompany Subsidiaries concurrently with or following the Effective Time, provided that such actions do not materially impede or delay the consummation of the transactions contemplated by this Agreement.

     5.3  Stockholder Approval.  Mutual Bancompany shall call a meeting of its
          --------------------
stockholders to be held as soon as practicable on a mutually agreeable date for the purpose of voting upon this Agreement and the Merger. In connection with such meeting, Roosevelt Financial and Mutual Bancompany shall cooperate in the preparation of the Prospectus/Proxy Statement and, with the approval of each of Roosevelt Financial and Mutual Bancompany, which approvals will not be unreasonably withheld, the Prospectus/Proxy Statement shall be mailed to the stockholders of Mutual Bancompany. The Board of Directors of Mutual Bancompany shall submit for approval of Mutual Bancompany's stockholders the matters to be voted upon at such meeting. The Board of Directors of Mutual Bancompany hereby does and (except to the extent that the fulfillment of the fiduciary duties of Mutual Bancompany's directors so requires, as determined in consultation with Mutual Bancompany's outside counsel) will recommend this Agreement and the transactions contemplated hereby to the stockholders of Mutual Bancompany and will use its best efforts to obtain any vote of Mutual Bancompany's stockholders necessary for the approval and adoption of this Agreement and the Merger.

     5.4  Current Information.  During the period from the date of this
          -------------------
Agreement to the Effective Time, each party shall promptly furnish the other with copies of all monthly and other interim financial statements as the same become available and shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party. Each party shall promptly notify the other party of any material change in its business or operations, of any fact, omission or condition which makes untrue or misleading or shows to have been untrue or misleading the information supplied by it for inclusion in the Registration Statement or the Prospectus/Proxy Statement, and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party, and shall keep the other party fully informed of such events.

     5.5  Agreements of Affiliates.  As soon as practicable after the date of
          ------------------------
this Agreement, Mutual Bancompany shall deliver to Roosevelt Financial a letter, reviewed by its counsel, identifying all persons whom Mutual Bancompany believes to be "affiliates" of Mutual Bancompany for purposes of Rule 145 under the Securities Act or for purposes of qualifying for pooling of interests accounting treatment for the Merger. Mutual Bancompany shall use its best efforts to cause each person who is so identified as an "affiliate" to deliver to Roosevelt Financial, as soon as practicable thereafter, a written agreement, in form and substance reasonably satisfactory to Roosevelt Financial, providing that from the date of such agreement each such person will agree not to sell, pledge, transfer or otherwise dispose of any shares of stock of Mutual Bancompany held by such person or any shares of Roosevelt Financial Common Stock to be received by such person in the Merger (i) during the period commencing 30 days prior to the Merger and ending at the time of publication of financial results covering at least 30 days of combined operations after the Merger and (ii) at any time, except in compliance with the applicable provisions of the Securities Act and other applicable laws and regulations. Prior to the Effective Time, Mutual Bancompany shall amend and supplement such letter and use its best efforts to cause each additional person who is identified as an "affiliate" to execute a written agreement as set forth in this Section 5.5.

     5.6  Expenses.  Each party hereto shall bear its own expenses incident to
          --------
preparing, entering into and carrying out this Agreement and to consummating the Merger, provided, however, that Roosevelt Financial shall pay all printing and mailing expenses and filing fees associated with the Registration Statement and the Prospectus/Proxy Statement and all filings with Regulatory Authorities for approval of this Agreement.

     5.7  Miscellaneous Agreements and Consents.  Subject to the terms and
          -------------------------------------
conditions herein provided, each of the parties hereto agrees to use its respective best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including without limitation using its respective best efforts to lift or rescind any injunction or restraining order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Each party shall, and shall cause each of its respective Subsidiaries to, use its best efforts to obtain consents of all third parties and Regulatory Authorities necessary or, in the reasonable opinion of Roosevelt Financial, desirable for the consummation of the transactions contemplated by this Agreement.

     5.8  Benefits.
          --------

          (a) For at least one year after the Effective Time, and for so long thereafter as the participating directors and Roosevelt Bank deem the relationship to be mutually beneficial, the persons who are currently directors or directors emeriti of Mutual Bancompany who wish to do so may serve as regional Advisory Directors of Roosevelt Bank with a retainer fee for each such Advisory Director of $1,000 per month.

          (b) Except to the extent provided in Section 5.8(d) hereof: (i) the provisions of each plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of Mutual Bancompany or any Mutual Bancompany Subsidiary shall be terminated as of the Effective Time and (ii) Mutual Bancompany shall ensure that following the Effective Time no participant in any Mutual Employee Plan shall have any right thereunder to acquire any securities of Mutual Bancompany, any Mutual Bancompany Subsidiary, Roosevelt Financial, any Roosevelt Financial Subsidiary, or any successor in interest to any of such entities.

          (c) Roosevelt Bank anticipates retaining the employees of Mutual Bank as employees of Roosevelt Bank after the Effective Time, subject to the needs of Roosevelt Bank and the qualifications of such employees. Any employee who is not retained for at least six months after the Effective Time, with at least his or her current salary and with a principal location of employment within five miles of his or her present principal location of employment, will be offered a severance arrangement of (i) four weeks' pay plus (ii) an additional week's pay for each year of service to Mutual Bancompany or any Mutual Bancompany Subsidiary, except that the employees listed in Schedule 5.8C shall be eligible for a severance benefit as described therein. Employees of Mutual Bancompany or any Mutual Bancompany Subsidiary who continue in employment with Roosevelt Financial or any Roosevelt Financial Subsidiary following the Effective Time shall be credited for prior years of service with Mutual Bancompany or any Mutual Bancompany Subsidiary for purposes of eligibility, vesting and the accrual of benefits (but not for the accrual of benefits under tax-qualified defined benefit pension plans maintained by Roosevelt Financial or any of its Subsidiaries) under Roosevelt Financial and Roosevelt Financial Subsidiary benefit plans and policies (including, without limitation, vacation and sick leave policies), there shall be no exclusion from employee medical coverage as the result of employees' pre-existing conditions that were covered under the medical plan of Mutual Bancompany or the applicable Mutual Bancompany Subsidiary, and such employees shall be entitled to participate on an equitable basis in the same benefit plans and policies as are generally available to Roosevelt Financial and Roosevelt Bank employees of similar rank and status.

               In the event that the combined benefits allocable under the Mutual Bancompany Qualified Plans (as hereinafter defined) and any qualified retirement plans of Roosevelt Financial or the Roosevelt Financial Subsidiaries, as applicable (the "Roosevelt Qualified Plans"), by virtue of the allocation under Section 5.8(d)(ii) hereof or otherwise, exceed the applicable limitations of Section 415 of the Code, any required reductions in allocations necessary to meet such limitations will be made first to the benefits allocable under the Roosevelt Qualified Plans.

          (d) Prior to the Effective Time, and except to the extent necessary to effectuate the intent of subparagraphs (i) and (ii) below, Mutual Bancompany shall make no amendments to the Mutual Bancompany Employee Stock Ownership Plan (the "ESOP") or any other tax-qualified retirement plan maintained by Mutual Bancompany or any of its Subsidiaries (together with the ESOP, the "Mutual Qualified Plans") without the prior written approval of Roosevelt Financial and shall make no additional contributions to the ESOP except for contributions that are (x) made on or before the Effective Time, at levels and with a frequency that is not in excess of prior practice, and (y) applied to the repayment of ESOP indebtedness ("Debt").

               (i) As soon as practicable after the Effective Time (but not prior to the publication of financial results covering at least 30 days of combined operations after the Merger) and without adversely affecting the qualified status of the ESOP, the trustees of the ESOP shall convert to cash a portion of the Roosevelt Financial Common Stock received by the ESOP in the Company Merger with respect to unallocated Mutual Bancompany Common Stock in order to repay the entire outstanding balance of the ESOP loan.

               (ii) As soon as practicable after the retirement of the ESOP loan as provided in subparagraph (i) above (but not later than 120 days after the publication of financial results covering at least 30 days of combined operations after the Merger) and without adversely affecting the qualified status of the ESOP, the trustees of the ESOP shall allocate the remaining Roosevelt Financial Common Stock received by the ESOP in the Company Merger with respect to unallocated shares of Mutual Bancompany Common Stock to the accounts of all ESOP participants (whether or not such participants are then actively employed) and beneficiaries in proportion to the account balances of such participants and beneficiaries as they existed as of the Effective Time (and, if required, to the accounts of former participants or their beneficiaries) as investment earnings of the ESOP (except to the extent that any such allocations would be subject to the limitations of Section 415 of the Code for such year).

               (iii) As of the Effective Time, the administrative and other authority previously exercised with respect to the ESOP by the Board of Directors of Mutual Bancompany shall be exercised solely by a Committee appointed and selected by the Board of Directors of Mutual Bancompany and in place under the terms of the ESOP ("Committee"), which authority shall include the authority to appoint and remove trustees of the ESOP.

               (iv) Subject to Roosevelt Financial waiting 120 days after the publication of financial results covering at least 30 days of combined operations after the Merger with respect to the ESOP only to permit allocations to be made pursuant to subparagraph (ii), Roosevelt Financial may terminate the Mutual Qualified Plans, continue the Mutual Qualified Plans, or merge the Mutual Qualified Plans with other tax-qualified retirement plans maintained by Roosevelt Financial or its Subsidiaries, all in its sole discretion, but in a manner consistent with the requirements of ERISA and the Code. The vested accrued benefits of participants in the Mutual Qualified Plans shall not be reduced by virtue of any such termination, continuation or merger of the Mutual Qualified Plans.

               (v) Neither Roosevelt Financial nor any of its Subsidiaries shall have any obligation to make any contributions to the Mutual Qualified Plans.

     5.9  Press Releases.  The initial press release announcing this Agreement
          --------------
shall be as previously agreed upon by Roosevelt Financial and Mutual Bancompany. Except as deemed by Mutual Bancompany, after consultation with its outside counsel, to be necessary to comply with applicable law, Mutual Bancompany and its Subsidiaries shall not issue any press release or written statement for general public circulation relating to this Agreement or any of the transactions contemplated hereby without the prior consent of Roosevelt Financial, which consent shall not be unreasonably withheld.

     5.10   Takeover Provisions.  Mutual Bancompany has taken or will take all
            -------------------
steps necessary to render the transactions contemplated by this Agreement permissible under any applicable Missouri takeover or similar law and under any takeover or similar provision in the charter documents or bylaws of Mutual Bancompany or, subject to OTS approval, Mutual Bank, including without limitation any applicable provisions thereof restricting the ownership, acquisition or voting of securities or imposing any "fair price" or supermajority director or stockholder vote requirements.

     5.11   D&O Indemnification and Insurance.  Roosevelt Financial (and any
            ---------------------------------
successor) shall indemnify, defend and hold harmless the present and former directors, officers and employees of Mutual Bancompany and the Mutual Bancompany Subsidiaries against all liabilities, claims, losses damages or judgments, or amounts paid in settlement with the approval of Roosevelt Financial (which approval shall not be unreasonably withheld) of any claim, action or suit, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) regardless of whether such matter is asserted or claimed prior to, at or after the Effective Time, to the fullest extent such persons may be indemnified under the Missouri Act and Mutual Bancompany's Articles of Incorporation and bylaws or under federal law, in each case as applicable and in effect on the date hereof, including provisions relating to the advancement of expenses incurred in the defense of any litigation. Roosevelt Financial shall use its reasonable best efforts to cause the persons serving as officers and directors of Mutual Bank immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by single (one-time) premium tail coverage under the directors' and officers' liability insurance policy maintained by Mutual Bank (provided that Roosevelt Financial may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Roosevelt Financial be required to expend more than 150% of the annual amount currently expended by Mutual Bank (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if Roosevelt Financial is unable to maintain or obtain the insurance called for by this Section 5.11, Roosevelt Financial shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

     5.12   Third Parties.  Mutual Bancompany and each Mutual Bancompany
            -------------
Subsidiary, as applicable, shall immediately terminate all negotiations or discussions concerning any Acquisition Transaction with parties other than Roosevelt Financial and enforce the terms of all confidentiality agreements with such other parties.

     5.13   Schedule 13D or 13G Filings.  Mutual Bancompany shall immediately
            ---------------------------
advise Roosevelt Financial of the receipt (and, to the Best Knowledge of Mutual, the filing) after the date hereof of all Schedules 13D or 13G (and all Schedule 13D or 13G amendments) under the Exchange Act with respect to Mutual Bancompany Common Stock, and shall provide Roosevelt Financial with a copy of each such
Schedule 13D or 13G or Schedule 13D or 13G amendment promptly after receipt thereof.

     5.14   Dissenting Shareholders' Appraisal Rights.  Roosevelt Financial and
            -----------------------------------------
Mutual Bancompany, as applicable, will comply with all applicable notification and other provisions of regulations or statutes relating to Dissenting Shares.

     5.15   Nasdaq Listing.  Roosevelt Financial shall use all reasonable
            --------------
efforts to cause the securities to be issued in the Merger to be approved for listing on the Nasdaq Stock Market (or such other national securities exchange or stock market on which such securities shall then be traded), subject to official notice of issuance, prior to or as of the Closing.

     5.16   Assistance with Third-Party Agreements.  Mutual Bancompany and
            --------------------------------------
Mutual Bank shall cooperate with, and use all reasonable efforts to assist, Roosevelt Financial and Roosevelt Bank in (i) gaining access to all of Mutual Bancompany's and Mutual Bank's third-party vendors, and the landlords of each property leased by Mutual Bancompany and Mutual Bank, promptly after the date of this Agreement, and (b) obtaining the cooperation of such third-parties in a smooth transition in accordance with Roosevelt Financial's and Roosevelt Bank's timetable at or after the Effective Time. Mutual Bancompany and Mutual Bank shall also, at Roosevelt Financial's or Roosevelt Bank's reasonable request, give notice of termination of third-party contracts to be effective at or after the Effective Time, and take such reasonable additional action as may be necessary or reasonably appropriate to ensure that such contracts are terminated at the date requested.

     5.17   Insurance Policies Assignment.  Mutual Bancompany and Mutual Bank
            -----------------------------
agree to make commercially reasonable efforts to obtain consent to assignment of any insurance policies of Mutual Bancompany or Mutual Bank if requested to do so by Roosevelt Financial or Roosevelt Bank. Mutual Bancompany and Mutual Bank shall also inform Roosevelt Financial and Roosevelt Bank no later than the Effective Time of any material unfiled insurance claims of which they have knowledge and for which they believe coverage exists.

                                  ARTICLE VI

                                  CONDITIONS


     6.1    Conditions to Each Party's Obligation to Effect the Merger.  The
            ----------------------------------------------------------
respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

            (a) This Agreement and the Merger shall have received the requisite approval of the stockholders of Mutual Bancompany at the meeting of stockholders called pursuant to Section 5.3 of this Agreement;

            (b) All requisite approvals of this Agreement and the transactions contemplated hereby shall have been received from the OTS and all other Regulatory Authorities, if any, having approval authority with respect to the Merger, without the imposition of any condition which differs from conditions customarily imposed by such Regulatory Authorities in orders approving acquisitions of the type contemplated hereby, and all applicable waiting periods shall have expired.

            (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

            (d) Neither Roosevelt Financial, Roosevelt Bank, Mutual Bancompany nor Mutual Bank shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

            (e) A tax opinion addressed to both Roosevelt Financial and Mutual Bancompany by counsel or independent certified accountants mutually acceptable to Roosevelt Financial and Mutual Bancompany shall have been obtained with respect to the Merger, based on customary reliance and subject to customary qualifications, to the effect that for federal income tax purposes:

               (i) The Company Merger and the Bank Merger will each qualify as a "reorganization" under Section 368(a) of the Code.

               (ii) No gain or loss will be recognized by Roosevelt Financial, Roosevelt Bank, Mutual Bancompany or Mutual Bank by reason of the Company Merger or the Bank Merger.

               (iii) No gain or loss will be recognized by any Mutual Bancompany shareholder (except in connection with the receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock) upon the exchange of Mutual Bancompany Common Stock solely for Roosevelt Financial Common Stock in the Merger.

               (iv) The basis of the Roosevelt Financial Common Stock received by a Mutual Bancompany shareholder who exchanges Mutual Bancompany Common Stock for Roosevelt Financial Common Stock will be the same as the basis of the Mutual Bancompany Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Roosevelt Financial Common Stock).

               (v) The holding period of the Roosevelt Financial Common Stock received by a Mutual Bancompany shareholder receiving Roosevelt Financial Common Stock will include the period during which the Mutual Bancompany Common Stock surrendered in exchange therefore was held (provided that such Common Stock of such Mutual Bancompany shareholder was held as a capital asset at the Effective Time).

               (vi) Cash received by a Mutual Bancompany shareholder in lieu of a fractional share interest of Roosevelt Financial Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Roosevelt Financial Common Stock which he would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Mutual Bancompany stock was a capital asset in his hands at the Effective
          Time).

          (f)  Listing of Shares.  The securities to be issued in the Merger
               -----------------
     shall be approved for listing as contemplated by Section 5.16 hereof, subject to official notice of issuance.

     6.2  Conditions to Obligations of Mutual Bancompany and Mutual Bank to
          -----------------------------------------------------------------
Effect the Merger. The obligations of Mutual Bancompany and Mutual Bank to
- -----------------
effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a)  Representations and Warranties.  The representations and
               ------------------------------
     warranties of Roosevelt Financial and Roosevelt Bank set forth in Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except (i) to the extent such representations and warranties are by their express provisions made as of a specified date, (ii) for the effect of transactions contemplated by this Agreement and (iii) where the failure to be true and correct would not have a material adverse effect on the Condition of Roosevelt Financial and its Subsidiaries taken as a whole) and Mutual Bancompany and Mutual Bank shall have received a certificate of the president and chief executive officer of Roosevelt Financial and Roosevelt Bank to that effect.

          (b)  Performance of Obligations.  Roosevelt Financial and Roosevelt
               --------------------------
     Bank shall have performed in all material respects all obligations required to be performed by them under this Agreement prior to the Effective Time, and Mutual Bancompany and Mutual Bank shall have received a certificate of the president and chief executive officer of Roosevelt Financial and Roosevelt Bank to that effect.

          (c)  Opinion of Counsel.  Mutual Bancompany and Mutual Bank shall have
               ------------------
     received an opinion from Silver, Freedman & Taff, L.L.P., counsel to Roosevelt Financial and Roosevelt Bank, dated the Closing Date, in form and substance substantially as heretofore provided to Mutual Bancompany and Mutual Bank.

          (d)  Delivery of Merger Consideration. Roosevelt Financial shall have
               --------------------------------
     provided to the Exchange Agent (i) certificates representing at least the aggregate number of shares of Roosevelt Financial Common Stock to be issued to the shareholders of Mutual Bancompany pursuant to the provisions of
     Section 1.3(a) hereof and (ii) sufficient cash to pay to Mutual Bancompany shareholders their fractional share interest as provided in Section 1.3(e) hereof.

     6.3  Conditions to Obligations of Roosevelt Financial and Roosevelt Bank to
          ----------------------------------------------------------------------
Effect the Merger. The obligations of Roosevelt Financial and Roosevelt Bank to
- -----------------
effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a)  Representations and Warranties.  The representations and
               ------------------------------
     warranties of Mutual Bancompany and Mutual Bank set forth in Article II of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except (i) to the extent such representations and warranties are by their express provisions made as of a specific date, (ii) for the effect of transactions contemplated by this Agreement and (iii) where the failure to be true and correct would not have a material adverse effect on the Condition of Mutual Bancompany and its Subsidiaries taken as a whole) and Roosevelt Financial and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Mutual Bancompany and Mutual Bank to that effect.

          (b)  Performance of Obligations.  Mutual Bancompany and Mutual Bank
               --------------------------
     shall have performed in all material respects all obligations required to be performed by them under this Agreement prior to the Effective Time, and Roosevelt Financial and Roosevelt Bank shall have received a certificate of the president and chief executive officer of Mutual Bancompany and Mutual Bank to that effect.

          (c)  Opinion of Counsel.  Roosevelt Financial and Roosevelt Bank shall
               ------------------
     have received opinions from Housley Kantarian & Bronstein, P.C., and Cook, Vetter, Doerhoff & Landwehr, P.C., counsel to Mutual Bancompany and Mutual Bank, dated the Closing Date, in form and substance substantially as heretofore provided to Roosevelt Financial and Roosevelt Bank.

          (d)  Voting Agreements.  Simultaneous with the execution and delivery
               -----------------
     of this Agreement, each of the directors of Mutual Bancompany shall have executed and delivered to Roosevelt Financial a Voting Agreement in the form attached hereto as Exhibit A.

          (e)  Third Party Consents.  All consents or approvals of all persons
               --------------------
     (other than Regulatory Authorities) required for or in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger shall have been obtained and shall be in full force and effect, except only such consents and approvals the failure to obtain which would not, individually and in the aggregate, have a material adverse effect on the Condition of Roosevelt Financial as the surviving corporation.

          (f)  Pooling of Interests.  Roosevelt Financial shall have received
               --------------------
     from KPMG Peat Marwick LLP a letter, in the form then customarily issued by such accountants in transactions of this type, to the effect that the Merger will qualify for pooling of interests accounting treatment.

          (g)  Agreements of Affiliates. Roosevelt Financial shall have received
               ------------------------
     the written affiliates' agreements described in Section 5.5 hereof.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER


     7.1  Termination.  This Agreement may be terminated at any time prior to
          -----------
the Effective Time, whether before or after any requisite stockholder approval:

          (a) by mutual consent of the Board of Directors of Roosevelt Financial and the Board of Directors of Mutual Bancompany;

          (b) by the Board of Directors of Roosevelt Financial or the Board of Directors of Mutual Bancompany at any time after February 28, 1997, if the Company Merger shall not theretofore have been consummated (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

          (c) by the Board of Directors of Roosevelt Financial or the Board of Directors of Mutual Bancompany if (i) any Regulatory Authority denies approval of the Merger or (ii) the stockholders of Mutual Bancompany do not approve this Agreement and the Merger at the meeting referred to in Section
     5.3 (provided that at the time of any termination pursuant to this Section 7.1(c) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

          (d) by the Board of Directors of Roosevelt Financial in the event of a material breach by Mutual Bancompany or Mutual Bank of any representation, warranty, covenant or other agreement contained in this Agreement, which breach is not cured within 30 days after written notice thereof to Mutual Bancompany by Roosevelt Financial; or

          (e) by the Board of Directors of Mutual Bancompany in the event of a material breach by Roosevelt Financial or Roosevelt Bank of any representation, warranty, covenant or other agreement contained in this Agreement, which breach is not cured within 30 days after written notice thereof is given to Roosevelt Financial by Mutual Bancompany.

     7.2  Effect of Termination.  In the event of termination of this Agreement
          ---------------------
as provided in Sections 7.1(a) through 7.1(c) hereof, this Agreement shall forthwith become void and there shall be no liability under this Agreement on the part of Roosevelt Financial or Mutual Bancompany or their respective officers or directors except as set forth in the second sentence of Section 5.1, in Section 5.6, or in this Section 7.2. In recognition of the expenses of, and other opportunities forgone by, Roosevelt Financial in connection with this Agreement and the Merger, the parties agree that Mutual Bancompany shall pay to Roosevelt Financial a fee of $500,000 in cash (the "Third-Party Fee") on demand if, within

18 months after the date hereof, the Merger has not been completed and there occurs any of the events set forth in subparagraphs (a), (b) or (c) below.

               (a) Any person other than Roosevelt Financial or an affiliate of Roosevelt Financial acquires beneficial ownership of 25% or more of the then-outstanding Mutual Bancompany Common Stock;

               (b) Mutual Bancompany or any of its affiliates, without having received Roosevelt Financial's prior written consent, enters into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder) other than Roosevelt Financial or any of its Subsidiaries, or Mutual Bancompany's Board of Directors recommends that the shareholders of Mutual Bancompany approve or accept any Acquisition Transaction with any person other than Roosevelt Financial or any of its Subsidiaries. For purposes of this Section 7.2, "Acquisition Transaction" shall mean
          (i) a merger or consolidation, or any similar transaction, involving Mutual Bancompany or Mutual Bank, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of Mutual Bancompany or Mutual Bank, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Mutual Bancompany or Mutual Bank; provided, that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Mutual Bancompany and/or its Subsidiaries; or

               (c) A bona fide proposal is made by a third party to Mutual Bancompany or any of its Subsidiaries or shareholders to engage in an Acquisition Transaction and after such proposal is made any of the following events occurs: Mutual Bancompany willfully breaches this Agreement and such breach entitles Roosevelt Financial to terminate this Agreement; the holders of Mutual Bancompany Common Stock do not approve this Agreement at the meeting referred to in Section 5.3; such meeting is not held or is canceled prior to termination of this Agreement for reasons other than the fault of Roosevelt Financial; or Mutual Bancompany's Board of Directors withdraws or modifies in a manner adverse to Roosevelt Financial the recommendation of Mutual Bancompany's Board of Directors with respect to this Agreement.

          Notwithstanding the foregoing, Mutual Bancompany shall not be obligated to pay to Roosevelt Financial the Third-Party Fee if, prior to the occurrence any of the events set forth in subparagraphs (a), (b) or (c) above, (i) this Agreement is validly terminated pursuant to Section 7.1(a) or (ii) Mutual Bancompany validly terminates this Agreement pursuant to Sections 7.1(c)(i) or (e).

     7.3  Amendment.  This Agreement and the Schedules hereto may be amended by
          ---------
the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of this Agreement by the stockholders of Mutual Bancompany; provided, however, that (a) after any such approval by the stockholders of Mutual Bancompany no such modification shall (i) alter or change the amount or kind of consideration to be received by holders of Mutual Bancompany Common Stock as provided in this Agreement or (ii) adversely affect the tax treatment to Mutual Bancompany stockholders of the stock portion of the Merger Consideration and (b) Roosevelt Financial may make, and Mutual Bancompany's Board of Directors shall approve and its duly authorized representative shall execute, such amendments as are permitted by Section 1.6 hereof. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Roosevelt Financial and Mutual Bancompany.

     7.4  Severability.  Any term, provision, covenant or restriction contained
          ------------
in this Agreement held by a court or a Regulatory Authority of competent jurisdiction to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdictions shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

     7.5  Waiver.  Any term, condition or provision of this Agreement may be
          ------
waived in writing at any time by the Board of Directors of the party which is, or whose stockholders are, entitled to the benefits thereof.


                                 ARTICLE VIII

                              GENERAL PROVISIONS


     8.1  Non-Survival of Representations, Warranties and Agreements.  No
          ----------------------------------------------------------
investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except as set forth below in this Section 8.1, all representations, warranties and agreements in this Agreement of the parties or in any instrument delivered by a party pursuant to or in connection with this Agreement shall not survive at the Effective Time or the termination of this Agreement in accordance with its terms. In the event of consummation of the Merger, the agreements contained in or referred to in Sections 1.3, 5.2, 5.8, 5.11 and 5.15 shall survive the Effective Time. In the event of termination of this Agreement in accordance with its terms, the agreements contained in or referred to in the second sentence of Section 5.1, in Sections 5.6 and 7.2, and in the last sentence of this Section 8.1 shall survive such termination. Nothing herein shall relieve a breaching party from liability to a non-breaching party in the event of a proper termination of this Agreement pursuant to Section 7.1(d) or 7.1(e).

     8.2  Notices.  All notices and other communications hereunder shall be in
          -------
writing and shall be deemed to be duly received (i) on the date given if delivered personally or (ii) upon confirmation of receipt if by facsimile transmission or (iii) on the date received if mailed by registered or certified mail (return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (i)  if to Roosevelt Financial or Roosevelt Bank, or both:

               Roosevelt Financial Group, Inc.
               900 Roosevelt Parkway
               Chesterfield, Missouri  63017
               Attention:  Stanley J. Bradshaw
                           President and Chief
                            Executive Officer
               Telecopy:   (314) 532-6292

            Copies to:


                 Gary W. Douglass
                 Executive Vice President and
                  Chief Financial Officer
                 Roosevelt Financial Group, Inc.
                 900 Roosevelt Parkway
                 Chesterfield, Missouri  63017
                 Telecopy:     (314) 532-6292

                 and

                 Silver, Freedman & Taff, L.L.P.
                 1100 New York Avenue, N.W.
                 Washington, D.C.  20005
                 Attention:    Christopher R. Kelly, P.C.
                 Telecopy:     (202) 682-0354

     (ii)   if to Mutual Bancompany or Mutual Bank, or both:

                 Mutual Bancompany, Inc.
                 101 West McCarty Street
                 Jefferson City, Missouri   65101

                 Attention:    Donald L. Connor
                               President and Chief
                                Executive Officer
                 Telecopy:     (314) 634-7076

            Copy to:

                 Housley Kantarian & Bronstein, P.C.
                 1220 19th Street, NW
                 Suite 700
                 Washington, D.C.  20036
                 Attention: K. Scott Fife
                 Telecopy:      (202) 822-0140

     8.3    Miscellaneous.  This Agreement (including the Schedules referred
            -------------
to herein) (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, including any confidentiality agreement between the parties hereto, (ii) except as expressly provided herein, is not intended to confer upon any person not a party hereto any rights or remedies hereunder, (iii) shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns and (iv) shall be governed in all respects by the laws of the State of Delaware, except as otherwise specifically provided herein or required by federal law or regulation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in counterparts which together shall constitute a single agreement.

     Roosevelt Financial, Roosevelt Bank, Mutual Bancompany and Mutual Bank have caused this Agreement to be duly executed by their authorized representatives on the date first above written.


MUTUAL BANCOMPANY, INC.                ROOSEVELT FINANCIAL GROUP, INC.


By: /s/ Donald L. Connor               By: /s/ Gary W. Douglass
   ----------------------------------      ----------------------------------

Name: /s/ Donald L. Connor             Name: Gary W. Douglass
     --------------------------------        --------------------------------

Title: President & CEO                 Title: Executive Vice President and
      -------------------------------            Chief Financial Officer
                                              -------------------------------



Attested by: /s/ Marcrissie T. Henley  Attested by: /s/ Anat Bird
            -------------------------              --------------------------


Name: Marcrissie T. Henley             Name: Anat Bird
     --------------------------------       ---------------------------------

Title: Secretary                       Title: Senior Executive Vice President
      -------------------------------         and Chief Operating Officer
                                             --------------------------------


MUTUAL SAVINGS BANK, F.S.B.            ROOSEVELT BANK



By: /s/ Donald L. Connor               By: /s/ Gary W. Douglass
   ----------------------------------     -----------------------------------

Name: Donald L. Connor                 Name: Gary W. Douglass
     --------------------------------       ---------------------------------


Title: President & CEO                 Title: Executive Vice President and
      -------------------------------         Chief Financial Officer
                                              -------------------------------



Attested by: /s/ Marcrissie T. Henley  Attested by: /s/ Anat Bird
            -------------------------              --------------------------

Name: Marcrissie T. Henley             Name: Anat Bird
     --------------------------------       ---------------------------------

Title: Secretary                       Title: Senior Executive
      -------------------------------         Vice President and Chief
                                              Financial Officer
                                             --------------------------------

              [LETTERHEAD OF ROBERT W. BAIRD & CO. INCORPORATED]


                                                                    APPENDIX II

April 9, 1996



Board of Directors
Mutual Bancompany, Inc.
101 West McCarty Street
Jefferson City, Missouri

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Stock") of Mutual Bancompany, Inc. ("Mutual") of the consideration (the "Consideration") to be paid for the Common Stock pursuant to the Merger Agreement and Plan of Reorganization dated as of April 9, 1996 ( the "Agreement") among Roosevelt Financial Group, Inc., Roosevelt Bank (collectively "Roosevelt") and Mutual Bancompany and Mutual Savings Bank, F.S.B. (collectively, "Mutual" or the "Company").

Pursuant to the agreement, Mutual will be merged with and into Roosevelt and each Mutual share issued and outstanding immediately prior to the merger be converted into and represent the right to receive such number of shares of Roosevelt's common stock, par value $0.01 per share ("Roosevelt Common Stock"), as shall be equal to $23.00 divided by the Roosevelt share price, which is the weighted average sale price of all Roosevelt Common Stock traded on the Nasdaq national market during the 10 trading days ending on the date that is three days prior to the closing date (the "Exchange Ratio").

Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Baird is familiar with the Company and with Roosevelt, having provided financial advisory services in connection with the negotiations leading to the Agreement.

In connection with the opinion, we have reviewed or considered among other things: (a) the Agreement; (b) Mutual's proxy statement dated September 21, 1995; (c) audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations for each of Mutual and Roosevelt for the three fiscal years ended June 30, 1995 and December 31, 1995, respectively; (d) the unaudited financial statements and management's discussion and analysis of the financial condition and results of operations of each of Mutual and Roosevelt for the interim periods ending September 30, 1995;
(e) financial analyses and forecast for Mutual and Roosevelt prepared by the respective managements of Mutual and Roosevelt; (f) the views of senior management of Mutual and Roosevelt of their respective past and current business operations, results thereof, financial condition and future prospects; (g) certain reported price and trading activity for Mutual's and Roosevelt's common stock, including a comparison of certain financial and stock market information for Mutual and Roosevelt with similar information for certain other companies the securities of which

Board of Directors
Mutual Bancompany, Inc.
April 9, 1996
Page 2

are publicly traded; (h) the financial terms of recent business combinations in the savings institutions and banking industries; (i) the pro forma impact of the transaction on Roosevelt; (j) the current market environment generally and the banking environment in particular; and (k) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

In performing our review, we have relied without independent verification upon the accuracy and completeness of all of the financial and other information, written or otherwise provided to us, for purposes of this opinion. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets and liabilities of the Company or the collectibility of any such assets. With respect to the financial budgets reviewed with management, we have assumed they reflect the best currently available estimates and judgments of the Company's Management. We also have assumed that there has been no material change in the Company's financial condition, results of operation, business or prospects since the date of the last financial statements made available to us. We have assumed that Roosevelt will receive regulatory approvals without undue delay.

Our opinion is necessarily based on economic, market and other conditions in effect on and material made available to us as of the date hereof. Subsequent events could materially effect the assumptions used in this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment on any events occurring after the date hereof.

We have acted as Mutual's financial advisor and will receive a fee for that service. A significant portion of that fee is contingent on consummation of an acquisition.

It is understood that this opinion is not to be quoted or referred to, in whole or part, in a registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Baird's prior written consent. Baird hereby consents to the inclusion of this opinion, and a summary thereof, in any registration statement or proxy statement used in connection with the Acquisition so long as the opinion is quoted in full in such registration statement or proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.


Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED


/s/ Steven P. Kent
STEVEN P. KENT
MANAGING DIRECTOR

                                                                    APPENDIX III


               GENERAL AND BUSINESS CORPORATION LAW OF MISSOURI


                  351.455   SHAREHOLDER WHO OBJECTS TO MERGER
                      MAY DEMAND VALUE OF SHARES, WHEN.--

     1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

     2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

     3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporations of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

     4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of Delaware empowers Roosevelt to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of Roosevelt or is or was serving as such with respect to another corporation or other entity at the request of Roosevelt. Section Ten of Roosevelt's Certificate of Incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of Roosevelt or acting at the request of Roosevelt as a director, officer, employee or agent of another corporation or other entity shall be indemnified and held harmless by Roosevelt to the fullest extent authorized by the General Corporation Law of Delaware against all expenses, liability and loss (including without limitation attorney's fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Section Ten are contractual rights and include the right to be paid by Roosevelt the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof.

     Section Eleven of Roosevelt's Certificate of Incorporation provides that Roosevelt's directors will not be personally liable to Roosevelt or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (i) for any breach of the duty of loyalty to Roosevelt or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the General Corporation Law of Delaware (which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions) or
(iv) for transactions from which directors derive improper personal benefit.

     Roosevelt maintains directors and officers liability insurance.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following Exhibits are filed as part of this Registration Statement.

 2.1    Agreement and Plan of Merger and Reorganization, dated as of April 9, 1996 (included as
        Appendix I to the Proxy Statement/Prospectus)

 4.1    Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to Roosevelt's
        Registration Statement No. 33-79308)

 4.2    Bylaws of Roosevelt Financial Group, Inc. (incorporated by reference to Exhibit 3.2 to
        Roosevelt's Registration Statement No. 33-20337)

 4.3    Specimen common stock certificate (incorporated by reference to Exhibit 4 to Roosevelt's
        Registration Statement No. 33-20337)

 4.4    Certificate of Designation of 6 1/2% Non-Cumulative Convertible Preferred Stock, Series A
        (incorporated by reference to Exhibit 4.3 to Roosevelt's Registration Statement No. 33-76738)

 4.5    Specimen stock certificate of 6 1/2% Non-Cumulative Convertible Preferred Stock, Series A
        (incorporated by reference to Exhibit 4.4 to Roosevelt's Registration Statement No. 33-76738)

 4.6    Indenture, dated as of April 15, 1988, with respect to Roosevelt's 10 1/8% Mortgage-Backed
        Bonds, due April 15, 2018*

 4.7    Indenture, dated as of July 30, 1992, with respect to Roosevelt's 9 1/2% Subordinated Notes, due August 1, 2002 (incorporated by reference to Exhibit 4.1 to Roosevelt's Registration
        Statement No. 33-49108)

 4.8    Certificate of Designation of 6 1/2% Non-Cumulative Convertible Preferred Stock, Series F
        (incorporated by reference to Exhibit 4.15 to Roosevelt's Registration Statement No. 33-
        79308)

 4.9    Specimen stock certificate of 6 1/2% Non-Cumulative Convertible Preferred Stock, Series F
        (incorporated by reference to Exhibit 4.16 to Roosevelt's Registration Statement No. 33-
        79308)

 5      Opinion of Silver, Freedman & Taff, L.L.P. as to legality of the securities being registered**

 8      Opinion of Silver, Freedman & Taff, L.L.P. as to certain tax matters

23.1    Consent of KPMG Peat Marwick LLP

23.2    Consent of Williams-Keepers LLP

23.3    Consent of Deloitte & Touche LLP

23.4    Consent of Silver, Freedman & Taff, L.L.P. (included in Exhibit 5)**

23.5    Consent of Robert W. Baird & Co., Incorporated

23.6    Consent of Silver, Freedman & Taff, L.L.P. (with respect to Exhibit 8)

24      Power of Attorney (contained on signature page)

99      Form of proxy card of Mutual Bancompany, Inc.

_______________________

* Registrant hereby agrees to furnish a copy of the instrument to the SEC upon request.

** Previously filed.

ITEM 22.  UNDERTAKINGS

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Roosevelt's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) Roosevelt undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities and at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Roosevelt pursuant to the foregoing provisions, or otherwise, Roosevelt has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Roosevelt of expenses incurred or paid by a director, officer or controlling person of Roosevelt in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Roosevelt will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(g) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chesterfield, State of Missouri, on July 30, 1996.

                                   ROOSEVELT FINANCIAL GROUP, INC.



                                   By: /s/ Stanley J. Bradshaw
                                       -----------------------------------------
                                       Stanley J. Bradshaw
                                       President, Chief Executive Officer and
                                          Director
                                        (Duly Authorized Representative)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Stanley J. Bradshaw and Gary W. Douglass, and either of them, our true and lawful attorneys and agents, to do any and all things in our names in the capacities indicated below which said Stanley J. Bradshaw and/or Gary W. Douglass may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of the registrant's common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below this registration statement and any and all amendments (including post-effective amendments) thereto; and, we hereby approve, ratify and confirm all that said Stanley J. Bradshaw and/or Gary W. Douglass shall do or cause to be done by virtue thereof.

By: /s/ Stanley J. Bradshaw              By: /s/ Gary W. Douglass
    -------------------------------         ------------------------------------
   Stanley J. Bradshaw                      Gary W. Douglass
   President, Chief Executive               Executive Vice President and Chief
     Officer and Director                     Financial Officer
   (Principal Executive Officer)            (Principal Financial and Accounting
                                              Officer)

Date: July 30, 1996                       Date: July 30, 1996



By: /s/ Douglas T. Breeden                By: /s/ Richard E. Beumer
    -------------------------------          -----------------------------------
    Douglas T. Breeden                       Richard E. Beumer
    Chairman of the Board                    Director


Date: July 30, 1996                       Date: July 30, 1996

By: /s/ Anat Bird                       By: /s/ Robert M. Clayton II
    --------------------------------        ------------------------------------
    Anat Bird                               Robert M. Clayton II
    Senior Executive Vice President,        Director
    Chief Operating Officer
      and Director


Date: July 30, 1996                     Date: July 30, 1996



By: /s/ Bradbury Dyer III               By: /s/ Patricia M. Gammon
    --------------------------------        ------------------------------------
    Bradbury Dyer III                       Patricia M. Gammon
    Director                                Director


Date: July 30, 1996                     Date: July 30, 1996



By: /s/ Hiram S. Liggett, Jr.           By: /s/ Clarence M. Turley, Jr.
    --------------------------------        ------------------------------------
    Hiram S. Liggett, Jr.                   Clarence M. Turley, Jr.
    Director                                Director


Date: July 30, 1996                     Date: July 30, 1996



By: /s/ Alvin D. Vitt
    --------------------------------
    Alvin D. Vitt
    Director


Date: July 30, 1996

                                 EXHIBIT INDEX
                                 -------------

The following Exhibits are filed in connection with the Registration Statement of Roosevelt Financial Group, Inc. on Form S-4, pursuant to the requirements of
Item 601 of Regulation S-K:


  Exhibit No.
  -----------                                   Exhibit
                                                -------
     2.1       Agreement and Plan of Merger and Reorganization, dated as of
               April 9, 1996 (included as Appendix I to the Proxy
               Statement/Prospectus)

     4.1       Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to Roosevelt's Registration Statement No. 33-79308)

     4.2       Bylaws of Roosevelt Financial Group, Inc. (incorporated by reference to Exhibit 3.2 to Roosevelt's Registration Statement No. 33-20337)

     4.3 Specimen common stock certificate (incorporated by reference to Exhibit 4 to Roosevelt's Registration Statement No. 33-20337)

     4.4       Certificate of Designation of 6 1/2% Non-Cumulative Convertible
               Preferred Stock, Series A (incorporated by reference to Exhibit 4.3 to
               Roosevelt's Registration Statement No. 33-76738)

     4.5       Specimen stock certificate of 6 1/2% Non-Cumulative Convertible
               Preferred Stock, Series A (incorporated by reference to Exhibit 4.4 to
               Roosevelt's Registration Statement No. 33-76738)

     4.6       Indenture, dated as of April 15, 1988, with respect to Roosevelt's
               10 1/8% Mortgage-Backed Bonds, due April 15, 2018*

     4.7       Indenture, dated as of July 30, 1992, with respect to Roosevelt's 9 1/2%
               Subordinated Notes, due August 1, 2002 (incorporated by reference to
               Exhibit 4.1 to Roosevelt's Registration Statement No. 33-49108)

     4.8       Certificate of Designation of 6 1/2% Non-Cumulative Convertible
               Preferred Stock, Series F (incorporated by reference to Exhibit 4.15 to
               Roosevelt's Registration Statement No. 33-79308)

     4.9       Specimen stock certificate of 6 1/2% Non-Cumulative Convertible
               Preferred Stock, Series F (incorporated by reference to Exhibit 4.16 to
               Roosevelt's Registration Statement No. 33-79308)

      5 Opinion of Silver, Freedman & Taff, L.L.P. as to legality of the securities being registered**

      8         Opinion of Silver, Freedman & Taff, L.L.P. as to certain tax matters

    23.1       Consent of KPMG Peat Marwick LLP

    23.2       Consent of Williams-Keepers LLP

    23.3       Consent of Deloitte & Touche LLP

    23.4       Consent of Silver, Freedman & Taff, L.L.P. (included in Exhibit 5)**


  Exhibit No.
  -----------                                   Exhibit
                                                -------
     23.5      Consent of Robert W. Baird & Co., Incorporated

     23.6      Consent of Silver, Freedman & Taff, L.L.P. (with respect to Exhibit 8)

      24       Power of Attorney (contained on signature page)

      99       Form of proxy card of Mutual Bancompany, Inc.

- -----------------------

* Registrant hereby agrees to furnish a copy of the instrument to the SEC upon request.

**   Previously Filed.
n/a  Not applicable.